                                                                     EXHIBIT 2.2

     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. WHEN CONSIDERING WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED IMMEDIATELY TO CONSULT AN INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

     If you have sold or transferred all your ordinary shares or American Depositary Shares in Dr Solomon's Group PLC, please forward this document, together with the enclosed Forms of Proxy and/or the Letter of Instruction, at once to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

                            ------------------------

                  RECOMMENDED PROPOSAL FOR THE ACQUISITION OF

                             DR SOLOMON'S GROUP PLC
                                       BY
                           NETWORKS ASSOCIATES, INC.
                          TO BE EFFECTED BY MEANS OF A
                             SCHEME OF ARRANGEMENT
                  UNDER SECTION 425 OF THE COMPANIES ACT 1985

                            ------------------------

     Your attention is drawn to the letter from Terence Osborne, Chairman of Dr Solomon's Group PLC, on pages 8 to 11 of this document, which contains the Dr Solomon's Group PLC board's unanimous recommendation that you approve the proposal.

     The action you are recommended to take is set out on pages 10 and 11 of this document. Notices of a Meeting convened by order of the Court and of an Extraordinary General Meeting of Dr Solomon's Group PLC, each of which will be held on 21 July 1998, are set out at the end of this document.

     If you hold ordinary shares of Dr Solomon's Group PLC, and whether or not you intend to be present at the Meetings convened by the above-mentioned notices, please complete and sign the two enclosed Forms of Proxy and return them in the enclosed reply paid envelope to 10 Norwich Street, London EC4A 1BD (reference: BRA/545707) as soon as possible and, in any event, so as to be received by no later than 11.00 a.m. (London time) in the case of the GREEN Form of Proxy and no later than 11.15 a.m. (London time) in the case of the BLUE Form of Proxy, in each case on 19 July 1998.

     If you hold Dr Solomon's ADSs, and whether or not you intend to be present at the Meetings convened by the above-mentioned notices, please complete and sign the enclosed WHITE Letter of Instruction and return it in the enclosed envelope to The Bank of New York, 101 Barclay Street, New York, NY 10286 as soon as possible and, in any event, so as to be received by no later than 2.00 p.m. (New York City time) on 16 July 1998.

                              CONTENTS OF DOCUMENT

                                                                             PAGE
                                                                             ----
Expected Timetable of Principal Events.....................................     3
Definitions................................................................     4
Letter from the Chairman of Dr Solomon's Group PLC.........................     8
Explanatory Statement......................................................    12
Appendix 1:    Conditions of the Scheme and Other Terms of the Transaction
               Agreement...................................................    30
Appendix 2:    Information on Dr Solomon's.................................    39
             A: Description of business of Dr Solomon's.....................   39
             B: Financial Information on Dr Solomon's.......................   43
Appendix 3:    Information on Network Associates...........................    65
             A: Description of business of Network Associates...............   65
             B: Financial Information on Network Associates.................   69
Appendix 4:    Dr Solomon's Management's Discussion and Analysis of
               Financial Condition and Results of Operations...............    97
Appendix 5:    Network Associates' Management's Discussion and Analysis of
               Financial Condition and Results of Operations...............   106
Appendix 6:    Unaudited Pro Forma Combined Financial Information..........   115
Appendix 7:    Risk Factors................................................   122
Appendix 8:    Further Information on Dr Solomon's.........................   139
Appendix 9:    Further Information on Network Associates...................   142
Appendix 10:   Comparison of Rights of Dr Solomon's Shareholders and
               Network Associates Stockholders.............................   149
Appendix 11:   General Information.........................................   159
Scheme of Arrangement......................................................   180
Notice of Court Meeting....................................................   183
Notice of Extraordinary General Meeting....................................   184

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

                                                                           1998
                                                                           ----

Record Date for holders of Dr Solomon's ADSs to instruct The                        5.30 p.m.
Bank of New York to vote on their behalf at the                          (New York City time)
Extraordinary General Meeting                                                      on 23 June

Latest time for receipt of the WHITE Letter of Instruction                          2.00 p.m.
for use by holders of Dr Solomon's ADSs                       (New York City time) on 16 July

Requested time for lodging the GREEN Form of Proxy for the                         11.00 a.m.
Court Meeting(1)                                                                (London time)
                                                                                   on 19 July

Latest time for receipt of the BLUE Form of Proxy for the                          11.15 a.m.
Extraordinary General Meeting                                                   (London time)
                                                                                   on 19 July

Dr Solomon's Court Meeting                                                         11.00 a.m.
                                                                                (London time)
                                                                                   on 21 July

Dr Solomon's Extraordinary General Meeting                                         11.15 a.m.
                                                                             (London time)(2)
                                                                                   on 21 July

Record Time for the Scheme                                                         10.00 p.m.
                                                                                (London time)
                                                                                 on 12 August

Date of Court hearing of the petition to sanction the Scheme                        12 August

Effective Date of the Scheme                                                        13 August

Dealings commence on NASDAQ in new Network Associates Common                        13 August
Stock

Date by which certificates in respect of new Network                                20 August
Associates Common Stock will be despatched to holders of Dr
Solomon's Ordinary Shares

Date by which Letters of Transmittal in respect of new                              20 August
Network Associates Common Stock will be despatched to
holders of Dr Solomon's ADSs

---------------

(1) Forms of Proxy for the Court Meeting not so lodged may be handed to the Chairman of that Meeting.

(2) Or (if later) as soon thereafter as the preceding Court Meeting shall have concluded or been adjourned.

                                  DEFINITIONS

In this document, except in the text of the Scheme and the notices of the Meetings, the following definitions apply unless the context requires otherwise:

"Acquisition".................   the proposed acquisition of the entire issued
                                 share capital of Dr Solomon's to be effected by means of the Scheme;

"Board".......................   board of directors;

"Business Day"................   a day (other than a Saturday or Sunday) on
                                 which banks are generally open in London for normal business;

"City Code"...................   The City Code on Takeovers and Mergers;

"Commission" or "SEC".........   the U.S. Securities and Exchange Commission;

"Companies Act"...............   the Companies Act 1985 (as amended) of England
                                 and Wales;

"Court" or "High Court".......   the High Court of Justice in England and Wales;

"Court Meeting"...............   the meeting of the holders of Dr Solomon's
                                 Ordinary Shares convened pursuant to an Order of the Court to be held at 11.00 a.m. (London time) on 21 July 1998 (and any adjournment thereof), notice of which is set out on page
                                 183 of this document;

"Depositary"..................   The Bank of New York;

"Deposit Agreement"...........   the deposit agreement dated 2 December 1996
                                 between the Depositary and Dr Solomon's;

"Dr Solomon's"................   Dr Solomon's Group PLC;

"Dr Solomon's ADR(s)".........   American Depositary Receipt(s) evidencing Dr
                                 Solomon's ADSs;

"Dr Solomon's ADS(s)".........   American Depositary Share(s) of Dr Solomon's,
                                 each representing three Dr Solomon's Ordinary
                                 Shares, which are traded on NASDAQ and EASDAQ;

"Dr Solomon's Group"..........   Dr Solomon's and its subsidiary undertakings;

"Dr Solomon's Ordinary
Shares".......................   ordinary shares of 1p each in the share capital
                                 of Dr Solomon's;

"Dr Solomon's Shares".........   Dr Solomon's Ordinary Shares and Dr Solomon's
                                 ADSs and any further such Dr Solomon's Ordinary
                                 Shares or Dr Solomon's ADSs;

"Dr Solomon's Shareholders"...   holders of Dr Solomon's Shares;

"Dr Solomon's Share Option
 Schemes".....................   the 1996 Schemes, the Group Scheme and the Dr
                                 Solomon's Savings Related Share Option Scheme;

"Dr Solomon's Trust"..........   the S&S International Holdings Employee Benefit
                                 Trust constituted by a trust deed made between Dr Solomon's and Bank of Scotland Trust Company
                                 (International) Limited dated 15 August 1996;

"EASDAQ"......................   European Association of Securities Dealers
                                 Automated Quotation;

"Effective Date"..............   the date on which the Scheme becomes effective,
                                 which is expected to be 13 August 1998;

"Exchange Act"................   U.S. Securities Exchange Act of 1934, as
                                 amended;

"Explanatory Statement".......   the explanatory statement given in accordance
                                 with section 426 of the Companies Act set out on pages 12 to 29 of this document;

"Extraordinary General
Meeting"......................   the extraordinary general meeting of Dr
                                 Solomon's to be held at 11.15 a.m. (London time) (or, if later, as soon thereafter as the preceding Court Meeting shall have concluded or been adjourned) on 21 July 1998 (and any adjournment thereof) notice of which is set out on pages 184 to 186 of this document;

"FASB"........................   the U.S. Financial Accounting Standards Board;

"Final Court Order"...........   the order of the Court sanctioning the Scheme
                                 and confirming the associated cancellation of the share capital in connection therewith under
                                 Section 137 of the Companies Act;

"Final Hearing"...............   the Court hearing at which the Final Court
                                 Order is granted;

"Forms of Proxy"..............   the GREEN form of proxy for use in relation to
                                 the Court Meeting and the BLUE form of proxy for use in relation to the Extraordinary
                                 General Meeting, in each case by the holders of Dr Solomon's Ordinary Shares;

"GAAP"........................   generally accepted accounting principles;

"Goldman Sachs"...............   Goldman Sachs International;

"Group Scheme"................   the Dr Solomon's Group Share Option Scheme;

"HSR".........................   the U.S. Hart-Scott-Rodino Antitrust
                                 Improvements Act of 1976;

"Letter of Instruction".......   the WHITE letter of instruction for use by
                                 holders of Dr Solomon's ADSs directing the Depositary how to vote at the Meetings;

"Letter of Transmittal".......   the letter pursuant to which holders of Dr
                                 Solomon's ADSs are required to instruct the Transfer Agent as to the issuance of their new
                                 Network Associates Common Stock;

"Magic Solutions".............   Magic Solutions International, Inc., acquired
                                 by Network Associates in April 1998.

"Meetings"....................   the Court Meeting and the Extraordinary General
                                 Meeting;

"Morgan Stanley"..............   Morgan Stanley & Co. Limited;

"NASDAQ"......................   The NASDAQ National Market;

"Network Associates 3-for-2
 Stock Split".................   the Network Associates 3-for-2 stock split
                                 effected on 29 May 1998 by means of a stock dividend pursuant to which stockholders of record on 12 May 1998 received one share of Network Associates Common Stock for every two shares of Network Associates Common Stock held by them (with cash paid in lieu of fractional shares);

"new Network Associates Common
Stock"........................   the new common stock, $0.01 par value per
                                 share, in Network Associates to be issued to the holders of Dr Solomon's Shares under the terms of the Scheme;

"Network Associates"..........   Networks Associates, Inc.;

"Network Associates Common
Stock"........................   common stock, $0.01 par value per share, in
                                 Network Associates;

"Network Associates Group"....   Networks Associates, Inc. and its subsidiary
                                 undertakings;

"Offer period"................   the period commencing on 9 June 1998 (being the
                                 date on which the proposed Acquisition was announced) until 5.30 p.m. (London time) on 21
                                 July 1998;

"Panel".......................   The Panel on Takeovers and Mergers;

"Record Time".................   10.00 p.m. (London time) on the business day
                                 immediately preceding the date of the Final
                                 Hearing;

"Registrar"...................   The Registrar of Companies in England and
                                 Wales;

"1996 Schemes"................   Dr Solomon's Company Share Option Scheme 1996
                                 and the Dr Solomon's Executive Share Option
                                 Scheme 1996;

"Scheme"......................   the proposed scheme of arrangement under
                                 section 425 of the Companies Act set out on pages 180 to 182 of this document;

"Scheme Shares"...............   shall bear the meaning set out in the Scheme;

"Securities Act"..............   the U.S. Securities Act of 1933, as amended;

"TIS".........................   Trusted Information Systems, Inc., acquired by
                                 Network Associates in April 1998;

"Transaction Agreement".......   the agreement dated 9 June 1998 between Network
Associates and Dr Solomon's containing the terms and conditions of the
                                 Acquisition;

"Transfer Agent"..............   Boston Equiserve, Inc., as transfer agent for
                                 the new Network Associates Common Stock;

"United Kingdom" or "U.K."....   the United Kingdom of Great Britain and
                                 Northern Ireland;

"United States" or "U.S.".....   the United States of America, its territories
                                 and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction;

     In this document, where the sterling equivalent is given for a U.S. dollar sum, or vice versa, the exchange rate used (save in Appendices 2 to 6 inclusive and where otherwise stated) is $1.6657/L1 (being the London spot rate quoted in The Financial Times for 23 June 1998).

     References to the current issued share capital of Dr Solomon's are to 55,310,000 Dr Solomon's Ordinary Shares.

     References to 23 June 1998 are to the latest practicable date prior to the publication of this document.

     References to $ are to United States dollars, and references to L are to United Kingdom pounds sterling.

               LETTER FROM THE CHAIRMAN OF DR SOLOMON'S GROUP PLC

[DR SOLOMON'S LETTERHEAD]
26 JUNE 1998

     To holders of Dr Solomon's Ordinary Shares and Dr Solomon's ADSs and, for information only, to participants in the Dr Solomon's Share Option Schemes

Dear Shareholder

               ACQUISITION OF DR SOLOMON'S BY NETWORK ASSOCIATES

INTRODUCTION

     On 9 June 1998, the Boards of Dr Solomon's and Network Associates announced that they had agreed terms for the proposed acquisition of the entire issued share capital of Dr Solomon's by Network Associates to be effected by means of a scheme of arrangement under Section 425 of the Companies Act. I am writing to explain the background to the Acquisition and the reasons why Dr Solomon's directors consider that the terms of the Acquisition and the Scheme are fair and reasonable and are unanimously recommending that you approve the Acquisition and the Scheme.

TERMS OF THE ACQUISITION

     Under the terms of the Acquisition, holders of Dr Solomon's Ordinary Shares will receive:

          FOR EACH DR SOLOMON'S ORDINARY SHARE
                                            0.27625 SHARES OF NEW NETWORK
                                            ASSOCIATES COMMON STOCK

     For holders of Dr Solomon's ADSs, each representing three Dr Solomon's Ordinary Shares, this is equivalent to:

          FOR EACH DR SOLOMON'S ADS
                                            0.82875 SHARES OF NEW NETWORK
                                            ASSOCIATES COMMON STOCK

     The Acquisition values the entire current issued share capital of Dr Solomon's at approximately $642 million (L393 million) and each Dr Solomon's ADS at $34.81, based on the last sale price of $42.00 per share of Network Associates Common Stock on NASDAQ on 8 June 1998 (the latest dealing day prior to the announcement of the Acquisition). On the basis of the last sale price of $45.31 per share of Network Associates Common Stock on NASDAQ on 23 June 1998, the Acquisition values the entire current issued share capital of Dr Solomon's at approximately $692 million (L416 million) and each Dr Solomon's ADS at $37.55.

                                                          DR SOLOMON'S GROUP PLC
                                                 REGISTERED OFFICE: ALTON HOUSE,
                                                                  GATEHOUSE WAY,
                                                                      AYLESBURY,
                                                                BUCKS, HP19 3XU,
                                                                 UNITED KINGDOM.
                                                        HTTP://WWW.DRSOLOMON.COM
                                              REGISTERED IN ENGLAND, NO. 3146991

     The Acquisition represents a premium of 15.5 per cent. over the average last sale price of $30.15 of a Dr Solomon's ADS on NASDAQ for the 30 days prior to the date of the announcement of the Acquisition and a premium of 8.4 per cent. over the last sale price of $32.125 of a Dr Solomon's ADS on NASDAQ on 8 June 1998. The Acquisition will be a taxable transaction to U.S. holders of Dr Solomon's Ordinary Shares and Dr Solomon's ADSs. The Acquisition is expected to be accounted for as a pooling of interests for U.S. accounting purposes.

     Immediately following completion of the Acquisition, it is expected that former holders of Dr Solomon's Ordinary Shares and Dr Solomon's ADSs will hold approximately 11.7 per cent. of the enlarged Common Stock of Network Associates (excluding the effect of the exercise of any option, conversion, any other subscription rights or share issues).

     Fractions of new Network Associates Common Stock will not be issued. In lieu thereof, holders of Dr Solomon's Ordinary Shares and/or Dr Solomon's ADSs will receive cash (without interest) in an amount equal to the product of such fractional share of Network Associates Common Stock multiplied by the last sale price of Network Associates Common Stock on NASDAQ on the Business Day following the Effective Date.

     The new Network Associates Common Stock will be issued fully paid and non-assessable and will rank pari passu in all respects with the existing Network Associates Common Stock, including the right to all dividends and other distributions declared or made after the Effective Date. The new Network Associates Common Stock will be issued free from all liens, charges, encumbrances and other interests.

     For the nine months ended 28 February 1998, on an unaudited basis, Dr Solomon's recorded operating profit of L9.6 million (1997: L6.1 million) and net income of L6.9 million (1997: L2.4 million), based on revenues of L41.5 million (1997: L25.4 million). For the last four reported quarters, ended 28 February 1998, on an unaudited basis, Dr Solomon's had total bookings of L63.1 million, representing a 58 per cent. increase over the prior four quarters.

     Dr Solomon's is currently reviewing its results of operations for the three months ended 31 May 1998. Based on preliminary indications, which are subject to additional review and amendment, bookings for such period were approximately L20.5 million (compared to L14.8 million for the three months ended 31 May
1997). Dr Solomon's does not currently expect that its financial results for such period will deviate materially from historical trends adjusted for this level of bookings.

     Dr Solomon's ADSs are quoted on NASDAQ and on EASDAQ. Dr Solomon's had market capitalisations of $592 million (L362 million) as at 8 June 1998 (the latest dealing day prior to the announcement of the Acquisition) and $613 million (L368 million) as at 23 June, respectively, based on last sale prices of $32.125 and $33.25 of a Dr Solomon's ADS on NASDAQ on each of those respective dates. This represents an 89 per cent. increase and a 96 per cent. increase, respectively, on the initial public offer price of $17 per Dr Solomon's ADS. The Dr Solomon's initial public offering was completed in December 1996.

     Network Associates Common Stock is quoted on NASDAQ. Network Associates had market capitalisations of approximately $4.9 billion (L3.0 billion) as at 8 June 1998 (the latest dealing day prior to the announcement of the Acquisition) and $5.3 billion (L3.2 billion) as at 23 June 1998, respectively, based on last sale prices of $42.00 and $45.31 per share of Network Associates Common Stock on such dates.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

     Over the last few years Network Associates and Dr Solomon's have periodically discussed potential benefits that could be derived from combining their respective businesses. Discussions with respect to the Acquisition began in early 1998 when the parties authorised their financial, legal and accounting advisors to evaluate various issues and to develop a mutually acceptable structure for any proposed transaction. In May and early June 1998, the parties and their advisors conducted due diligence and negotiated the terms for the Acquisition. As part of its overall plan to acquire the entire issued share capital of Dr Solomon's, Network Associates purchased 200 Dr Solomon's

ADSs for $32.375 per Dr Solomon's ADS prior to the announcement of the Acquisition. The Transaction Agreement was signed on 9 June 1998 and a joint press release announcing the Acquisition was issued on the same day.

     The Boards of each of Dr Solomon's and Network Associates believe that Dr Solomon's and Network Associates represent an excellent fit in terms of technology, products, markets and infrastructure. The combined group will be one of the world's largest companies catering primarily to the network security and management markets, and offering a broad suite of products to protect, manage and monitor corporate networks for enterprise customers seeking the benefits of a secure, reliable computing network.

     Dr Solomon's strategy for the past two years has been based on three principal themes: the maintenance of its leadership in anti-virus technology; the defence and enhancement of its market leadership in the U.K. and Northern Europe; and achieving sustainable and profitable market shares elsewhere.

     Dr Solomon's should benefit from being part of a larger group with a broader product range and greater overall market strength. Combining Network Associates' successful marketing, sales, distribution and customer service expertise with Dr Solomon's infrastructure, leading anti-virus technology, strong European distribution channels and loyal customer base, should provide for greater success for the combined companies than is likely to be achieved separately by either Dr Solomon's or Network Associates. Given the expected synergies and increased opportunities created by the Acquisition, the Boards of each of Network Associates and Dr Solomon's believe the Acquisition will be beneficial to their respective shareholders and customers.

MANAGEMENT AND EMPLOYEES

     Since the two companies compete in many of the same markets with similar product lines, it is expected that in order to achieve synergistic benefits from the Acquisition, there will be some rationalisation within the combined workforce. Transition planning for the merging of the worldwide combined workforce has already begun. The staff of the two companies are a major asset of the businesses and ensuring their effective and productive deployment will be a key success factor for the enlarged organisation.

     Network Associates has confirmed that existing employment rights, including pension rights, of the management and all employees of the Dr Solomon's Group will be fully safeguarded.

DR SOLOMON'S SHARE OPTION SCHEMES

     The terms of the Scheme, if approved by Dr Solomon's Shareholders and the Court, will bind the holders of all Dr Solomon's Ordinary Shares (including those issued upon exercise of options) in issue at the Record Time.

     Options granted under the 1996 Schemes will become exercisable for a period of six months from the date on which option holders are formally notified about the Scheme. Such exercise will be conditional on the Scheme becoming effective. Options granted under the Group Scheme which are not already exercisable will become exercisable for one month from the Effective Date. As an alternative to exercise, option holders will have the opportunity to release their options over Dr Solomon's Ordinary Shares in consideration for the grant of options of an equivalent value over shares of Network Associates Common Stock. As a further alternative, holders of options granted under the 1996 Schemes will have the opportunity to cancel their options in return for shares of Network Associates Common Stock.

ACTION TO BE TAKEN

  HOLDERS OF DR SOLOMON'S ORDINARY SHARES

     The proposals require the approval of holders of Dr Solomon's Ordinary Shares which will be sought at two meetings to be held, the first commencing at
11.00 a.m. (London time), on 21 July 1998 at the offices of Shandwick Consultants Limited, Aldermary House, 10-15 Queen Street,

London EC4N 1TX. To become effective, the Scheme will also require the subsequent sanction of the High Court.

     Notices of the Court Meeting and the Extraordinary General Meeting are set out on pages 183 to 186 of this document.

     Holders of Dr Solomon's Ordinary Shares are requested to complete and return the enclosed GREEN and BLUE Forms of Proxy to 10 Norwich Street, London EC4A 1BD (reference: BRA 545707), so as to be received by no later than 11.00 a.m. (London time) in the case of the GREEN Form of Proxy and by no later than
11.15 a.m. (London time) in the case of the BLUE Form of Proxy, in each case on 19 July 1998. The Form of Proxy for use at the Court Meeting may, however, be handed to the Chairman of that Meeting prior to commencement of that Meeting. The return of Forms of Proxy will not preclude holders of Dr Solomon's Ordinary Shares from attending and voting at the Meetings should they so wish.

  HOLDERS OF DR SOLOMON'S ADSS

     Holders of Dr Solomon's ADSs may attend the Court Meeting and the Extraordinary General Meeting, but may not vote in person at either of the Meetings (unless they become registered holders of Dr Solomon's Ordinary Shares by arranging for the surrender of their Dr Solomon's ADRs in accordance with the Deposit Agreement). However, they may instruct The Bank of New York, the Depositary for the Dr Solomon's ADR programme, how to vote the Dr Solomon's Ordinary Shares underlying their Dr Solomon's ADSs at the Court Meeting and the Extraordinary General Meeting. A WHITE Letter of Instruction is enclosed for this purpose and must be completed, signed and returned to the Depositary at 101 Barclay Street, New York, NY 10286 so as to arrive by no later than 2.00 p.m. (New York City time) on 16 July 1998.

     FAILURE TO RETURN THE FORMS OF PROXY OR THE LETTER OF INSTRUCTION MAY JEOPARDISE THE PROSPECTS OF THE SCHEME BEING APPROVED AND THE ACQUISITION BEING COMPLETED. HOLDERS OF DR SOLOMON'S SHARES ARE, THEREFORE, STRONGLY URGED TO COMPLETE, SIGN AND RETURN THEIR FORMS OF PROXY AND THE LETTER OF INSTRUCTION (AS RELEVANT) AS SOON AS POSSIBLE.

RECOMMENDATION

     The directors of Dr Solomon's, who have been so advised by Goldman Sachs (financial adviser to Dr Solomon's), consider the terms of the Acquisition to be fair and reasonable. In providing advice to the directors of Dr Solomon's, Goldman Sachs has taken into account the directors' commercial assessments.

     The directors of Dr Solomon's unanimously recommend holders of Dr Solomon's Ordinary Shares and Dr Solomon's ADSs to approve the Scheme and Acquisition, as they intend to do in respect of their own beneficial holdings totalling, in aggregate, 10,125,000 Dr Solomon's Ordinary Shares, representing, in aggregate, approximately 18.3 per cent. of Dr Solomon's current issued share capital.

                                Yours sincerely

                                Terence Osborne

                                    Chairman

                             EXPLANATORY STATEMENT
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

GOLDMAN SACHS INTERNATIONAL                         MORGAN STANLEY & CO. LIMITED
Peterborough Court                                               25 Cabot Square
133 Fleet Street                                                    Canary Wharf
London EC4A 2BB                                                   London E14 4QA
Registered in England No. 2263951              Registered in England No. 2164628

                                                                    26 JUNE 1998

     To the holders of Dr Solomon's Ordinary Shares and Dr Solomon's ADSs and, for information only, to participants in the Dr Solomon's Share Option Schemes

Dear Sir or Madam,

                  RECOMMENDED PROPOSAL FOR THE ACQUISITION OF
                       DR SOLOMON'S BY NETWORK ASSOCIATES

1. INTRODUCTION

     On 9 June 1998, the Boards of Dr Solomon's and Network Associates announced that they had reached agreement on the terms for an acquisition by Network Associates of Dr Solomon's entire issued share capital, to be effected by means of a scheme of arrangement under Section 425 of the Companies Act 1985.

     Pursuant to the Scheme and subject to the requisite approvals of Dr Solomon's Shareholders and the High Court, all of the Dr Solomon's Shares in issue on a specified date, including the Dr Solomon's Ordinary Shares represented by the Dr Solomon's ADSs (being the Scheme Shares), will be cancelled and an equal number of new Dr Solomon's Ordinary Shares will be issued to Network Associates, leaving Network Associates as Dr Solomon's only shareholder. In consideration, holders of Scheme Shares will receive new Network Associates Common Stock according to the exchange offer ratio referred to below.

     In the formulation and consideration of this proposal, Dr Solomon's has been advised by Goldman Sachs and Network Associates has been advised by Morgan Stanley. We have been authorised by the directors of Dr Solomon's and Network Associates to write to you to explain the provisions of the Scheme, which is set out on pages 180 to 182 of this document.

     You will see from the letter addressed to you from the Chairman of Dr Solomon's on pages 8 to 11 above that the directors of Dr Solomon's consider the terms of the Acquisition and the Scheme to be fair and reasonable. Accordingly, they have unanimously recommended holders of Dr Solomon's Shares to approve the proposal, as they intend to do in respect of their own beneficial holdings totalling, in aggregate, 10,125,000 Dr Solomon's Ordinary Shares, which represent, in aggregate, approximately 18.3 per cent. of Dr Solomon's current issued share capital.

2. THE CONSIDERATION

     Under the Scheme, each Dr Solomon's Ordinary Share in issue at 10.00 p.m. (London time) on the Business Day immediately prior to the date on which the Scheme becomes effective (being the Record Time) will be cancelled and an equal number of new Dr Solomon's Ordinary Shares will be issued to Network Associates so that Dr Solomon's will become a wholly-owned subsidiary of Network Associates. As consideration for the Acquisition, Network Associates will issue to the holders of Dr Solomon's Ordinary Shares on the share register of Dr Solomon's at the Record Time shares of new Network Associates Common Stock on the following basis:

                                                  0.27625 SHARES OF NEW NETWORK
FOR EACH DR SOLOMON'S ORDINARY SHARE              ASSOCIATES COMMON STOCK

     For holders of Dr Solomon's ADSs (each representing three Dr Solomon's Ordinary Shares), this is equivalent to:

                                                  0.82875 SHARES OF NEW NETWORK
FOR EACH DR SOLOMON'S ADS                         ASSOCIATES COMMON STOCK

     Fractions of new Network Associates Common Stock will not be issued. In lieu thereof, holders of Dr Solomon's Ordinary Shares and/or Dr Solomon's ADSs will receive cash (without interest) in an amount equal to the product of such fractional part of Network Associates Common Stock multiplied by the last sale price of Network Associates Common Stock on NASDAQ on the Business Day following the Effective Date.

     The new Network Associates Common Stock issued in consideration for the cancellation of Dr Solomon's Ordinary Shares represented by Dr Solomon's ADSs will be issued to the custodian for the Depositary, and not directly to holders of Dr Solomon's ADSs. At least one Business Day before the Effective Date, the Depositary will deliver to the Transfer Agent the names and addresses of the holders of Dr Solomon's ADRs. Registered holders of Dr Solomon's ADRs will be requested to surrender their Dr Solomon's ADRs to the Transfer Agent, together with a properly executed Letter of Transmittal, in exchange for the transfer to them of new Network Associates Common Stock, together with cheques in relation to any fractional entitlements arising thereon.

     Further particulars of the new Network Associates Common Stock are set out in Appendices 9 and 10 of this document.

     The Acquisition values the entire current issued share capital of Dr Solomon's at approximately $642 million (L393 million) and each Dr Solomon's ADS at $34.81, based on the last sale price of $42.00 per share of Network Associates Common Stock on NASDAQ on 8 June 1998 (the latest dealing day prior to the date of announcement of the Acquisition). On the basis of the last sale price of $45.31 per share of Network Associates Common Stock on NASDAQ on 23 June 1998, the Acquisition values the entire current issued share capital of Dr Solomon's at approximately $692 million (L416 million) and each Dr Solomon's ADS at $37.55. The Acquisition represents a premium of 15.5 per cent. over the average last sale price of $30.15 of a Dr Solomon's ADS on NASDAQ for the 30 days prior to the date of the announcement of the Acquisition and a premium of
8.4 per cent. over the last sale price of $32.125 for a Dr Solomon's ADS on NASDAQ on 8 June 1998.

     Immediately following completion of the Acquisition, it is expected that former holders of Dr Solomon's Ordinary Shares and Dr Solomon's ADSs will hold approximately 11.7 per cent. of the enlarged Common Stock of Network Associates (excluding the effect of the exercise of any option, conversion, or other subscription rights or further share issues).

     As part of its overall plan to acquire the entire issued share capital of Dr Solomon's, Network Associates purchased 200 Dr Solomon's ADSs for $32.375 per Dr Solomon's ADS prior to the announcement of the Acquisition and intends to make further purchases (subject to applicable securities laws) of a small number of Dr Solomon's Ordinary Shares and/or Dr Solomon's ADSs (representing no more than 600 underlying Dr Solomon's Ordinary Shares) prior to the Effective Date. Network Associates intends that, immediately following the Effective Date, Network Associates will transfer all or a portion of the Dr Solomon's Ordinary Shares owned by it to a direct or indirect subsidiary.

DIVIDENDS

     No dividends will be declared or paid on the Dr Solomon's Ordinary Shares prior to their cancellation under the Scheme.

GENERAL

     Application is being made to NASDAQ for the new Network Associates Common Stock to be listed on NASDAQ as soon as possible following the Effective Date.

     The new Network Associates Common Stock will be issued as fully paid and non-assessable and will rank pari passu in all respects with the existing Network Associates Common Stock, including the right to all dividends and the distributions declared or made after the Effective Date. The new Network Associates Common Stock will be issued free from all liens, charges, encumbrances and other interests.

3. CONDITIONS OF THE SCHEME

     The terms and conditions of the Scheme, and the obligations of Dr Solomon's and Network Associates to implement the Scheme which are governed by the Transaction Agreement, comply with the appropriate regulations of the City Code. The Scheme is expected to become effective on 13 August 1998.

     The Scheme is conditional, inter alia, upon:

          (a) approval of the Scheme by a majority in number representing at least 75 per cent. in value of the holders of Dr Solomon's Ordinary Shares present and voting in person or by proxy at the Court Meeting;

          (b) the special resolution required to implement the Scheme and amend the Articles of Association of Dr Solomon's being passed at the Extraordinary General Meeting;

          (c) the approval for listing on NASDAQ of the new Network Associates Common Stock;

          (d) the Office of Fair Trading indicating prior to the Final Hearing, in terms satisfactory to Network Associates, that it is not the intention of the Secretary of State for Trade and Industry to refer the Acquisition, or any matters arising therefrom, to the Monopolies and Mergers Commission;

          (e) any applicable waiting period and any extension to such period under the HSR relating to the Acquisition having expired or been terminated;

          (f) Dr Solomon's having received, in a form reasonably acceptable to the directors of Dr Solomon's, clearance from the Inland Revenue under
     Section 138 of the Taxation of Chargeable Gains Act 1992 for the transactions involved in the Scheme;

          (g) Networks Associates having received letters from each of Coopers & Lybrand LLP and Deloitte & Touche respectively regarding that firm's concurrence with the conclusions of the management of Networks Associates and Dr Solomon's as to the appropriateness of pooling of interest accounting for the Scheme under U.S. Accounting Principles Board Opinion No. 16;

          (h)  the grant of the Final Court Order; and

          (i) the delivery to the Registrar of an office copy of the Final Court Order and registration of the same.

     Network Associates and Dr Solomon's will not proceed with the Scheme if, prior to 5.30 p.m. (London time) on the date of the Meetings, the Secretary of State for Trade and Industry refers the Acquisition, or any matters arising therefrom, to the Monopolies and Mergers Commission. In such event, neither Network Associates nor any holder of Dr Solomon's Shares will be bound by any term or condition of the Scheme. However, neither of the Boards of Dr Solomon's or Network Associates have any reason to believe that the Acquisition will be referred to the Monopolies and Mergers Commission.

     The conditions to implementation of the Scheme are set out in full in Appendix 1 of this document. Subject to such conditions being satisfied (or waived), it is expected that the Effective Date will be on or about 13 August 1998, with certificates representing the new Network Associates Common Stock and cheques in respect of any relevant fractional entitlements being posted to holders of Dr Solomon's Ordinary Shares by 20 August 1998 and with Letters of Transmittal being posted to holders of Dr Solomon's ADSs by 20 August 1998.

     Under the terms of the Scheme, Dr Solomon's will reduce its share capital by the cancellation of the Scheme Shares. The reserve arising on the cancellation of the Scheme Shares will be capitalised by the issue to Network Associates of a corresponding number of new Dr Solomon's Ordinary Shares so that Dr Solomon's becomes a wholly-owned subsidiary of Network Associates.

     In addition, the Acquisition is intended to qualify as a pooling of interests for U.S. financial reporting purposes in accordance with U.S. GAAP. Completion of the Acquisition is conditional upon receipt at the closing of the Acquisition by Network Associates and Dr Solomon's of letters from Coopers & Lybrand LLP, Network Associates' independent public accountants, and Deloitte & Touche, Dr Solomon's independent public accountants, regarding their respective concurrence with the conclusion of the management of each of Network Associates and Dr Solomon's, as to the use of pooling of interest accounting for the Acquisition under U.S. Accounting Principle Bulletin Number 16, if the Scheme is consummated in accordance with the Transaction Agreement.

     THE ACQUISITION WILL NOT QUALIFY AS A TAX-FREE TRANSACTION FOR U.S. PERSONS WHO ARE DR SOLOMON'S SHAREHOLDERS AND WILL BE TAXABLE UNDER U.S. TAX LAWS TO SUCH DR SOLOMON'S SHAREHOLDERS. SEE PARAGRAPH 11(A) BELOW.

     Announcements of the results of the Court Meeting, the Extraordinary General Meeting and the Final Hearing will be made as soon as practicable after the Meetings and the Final Hearing, respectively.

     Further details of the conditions of the Scheme and the other terms of the Transaction Agreement are set out in Appendix 1 of this document. The Board of Dr Solomon's will not take the necessary steps to make the Scheme effective unless all the conditions to Network Associates' obligation to proceed with the Acquisition are fulfilled or waived immediately prior to the date of the Final Hearing.

     The Scheme will become effective when a copy of the Final Court Order is registered by the Registrar, at which time Network Associates will own the entire issued share capital of Dr Solomon's. The Scheme will lapse if it does not become effective by 31 August 1998 (or such later date as the parties agree and the Court may allow, being not later than 31 December 1998).

     IT IS EXPECTED THAT THE SCHEME WILL BECOME EFFECTIVE ON 13 AUGUST 1998. UPON THE SCHEME BECOMING EFFECTIVE, IT WILL BE BINDING ON ALL HOLDERS OF DR SOLOMON'S ORDINARY SHARES AS AT THE RECORD DATE IRRESPECTIVE OF WHETHER THEY ATTENDED OR VOTED AT THE COURT MEETING.

4. INFORMATION ON DR SOLOMON'S

HISTORY OF DR SOLOMON'S

     Dr Solomon's, a leading supplier of anti-virus software in the U.K. and elsewhere in Europe, develops, markets and supports anti-virus and other software programs for PCs and PC networks, Macintosh and UNIX systems. Dr Solomon's products provide effective and easy-to-use software solutions to the risks posed by the proliferation of new and increasingly sophisticated types of computer viruses. Dr Solomon's principal product line is the "Dr Solomon's Anti-Virus Toolkit" family of anti-virus software programs. Since its introduction in 1989, the Toolkit has become one of the leading global anti-virus software programs. The most recent version of the Toolkit can detect and identify more than 19,000 known computer viruses.

     Dr Solomon's targets its sales and marketing efforts primarily at medium and large corporate customers with networks of PCs. A substantial percentage of Dr Solomon's sales are in the form of recurring revenues from corporate licenses. Dr Solomon's has over 150 people working in sales and approximately 60 third party international partners. Dr Solomon's products include award winning virus detection engine technology and feature-rich anti-virus management technology.

     For the nine months ended 28 February 1998, on an unaudited basis, Dr Solomon's recorded operating profit of L9.6 million (1997: L6.1 million) and net income of L6.9 million (1997: L2.4 million), based on revenues of L41.5 million (1996: L25.4 million). For the last four reported quarters, ended 28 February 1998, on an unaudited basis, Dr Solomon's had total bookings of L63.1 million, representing a 58 per cent. increase over the prior four quarters.

     Dr Solomon's ADSs are quoted on NASDAQ and on EASDAQ. Dr Solomon's had market capitalisations of $592 million (L362 million) as at 8 June 1998 (the latest dealing day prior to the announcement of the Acquisition), and $613 million (L368 million) as at 23 June 1998, respectively, based on last sale prices of $32.125 and $33.25 respectively of a Dr Solomon's ADS on NASDAQ on those dates. This represents an 89 per cent. and a 96 per cent. increase respectively on the initial public offering price of $17 per Dr Solomon's ADS. The initial public offering was completed in December 1996.

     Further information concerning Dr Solomon's is set out in Appendices 2, 4, 10 and 11 of this document.

5. INFORMATION ON NETWORK ASSOCIATES

     With headquarters in Santa Clara, California, Network Associates, formed late last year by the merger of McAfee Associates, Inc. and Network General Corporation, is a leading supplier of enterprise network security and management solutions. Network Associates focuses on providing broad and integrated network security and management software products for enterprise customers, targeting in particular the Windows NT/Intel platform. Network Associates' customer base includes a significant number of Fortune 500 companies. Its PGP encryption and authentication technology is considered a worldwide standard for internet email and file encryption. Network Associates offers a comprehensive suite of network security products under the Net Tools Secure product suite including the Total Virus Defense suite ("TVD suite") of anti-virus products, featuring a multi-tiered approach to virus detection and eradication, and the Total Network Security suite of products including encryption, intrusion detection, authentication, and firewall products. Network Associates was one of the first anti-virus providers on the market to attack virus infection through a multi-tiered approach with the TVD suite. Network Associates' Net Tools Manager product suite includes the Total Network Visibility suite of network fault and performance solutions and the Total Service Desk suite of integrated service desk solutions.

     Network Associates' four product suites are sold under a product umbrella called Net Tools. Net Tools is being designed as a fully integrated product offering intended to reduce the total cost of managing an enterprise network.

     Many of Network Associates network security and management products are available on a stand-alone basis. Network Associates is also a leader in electronic software distribution, which is the principal means by which it markets and distributes its software products to its customers.

     For the year ended 31 December 1997, Network Associates recorded operating profit of $194.0 million (1996: $136.5 million) (pre-acquisition and related costs) and net income of $147.4 million (1996: $94.8 million) (pre-acquisition and related costs), based on revenues of $612.2 million (1996: $421.8 million). For the year ended 31 December 1997, revenue growth for

1997 was 45 per cent. As of 31 March 1998, Network Associates had $782.5 million in cash and marketable securities and $77 million in deferred revenue.

     On 29 May 1998, Network Associates effected the Network Associates 3-for-2 Stock Split.

     Network Associates Common Stock is quoted on NASDAQ. Network Associates had a market capitalisation of approximately $4.9 billion as at 8 June 1998 (the latest dealing day prior to the announcement of the Acquisition) and $5.3 billion as at 23 June, respectively, based on last sale prices of $42.00 and $45.31 per share, respectively, of Network Associates Common Stock on those dates.

     In April 1998 Network Associates acquired Magic Solutions, a privately held provider of internal help desk and asset management solutions, and TIS, a publicly held provider of comprehensive security systems for computer networks, for approximately $110 million in cash and $300 million in Network Associates Common Stock, respectively.

6. BACKGROUND TO AND REASONS FOR THE ACQUISITION

     Over the last few years, Network Associates and Dr Solomon's have periodically discussed potential benefits that could be derived from combining their respective businesses. Discussions with respect to the Acquisition began in early 1998 when the parties authorised their financial, legal and accounting advisors to evaluate various issues and to develop a mutually acceptable structure for any proposed transaction. In May and early June 1998, the parties and their advisors conducted due diligence and negotiated the terms for the Acquisition. As part of its overall plan to acquire the entire issued share capital of Dr Solomon's, Network Associates purchased 200 Dr Solomon's ADSs for $32.375 per Dr Solomon's ADS prior to the announcement of the Acquisition. The Transaction Agreement was signed on 9 June 1998 and a joint press release announcing the Acquisition was issued on the same day.

     The Boards of each of Dr Solomon's and Network Associates believe that Dr Solomon's and Network Associates represent an excellent fit in terms of technology, products, markets and infrastructure. The combined group will be one of the world's largest companies catering primarily to the network security and management markets, and offering a broad suite of products to protect, manage and monitor corporate networks for enterprise customers seeking the benefits of a secure, reliable computing network.

     The Acquisition builds on the foundation of Network Associates' core strengths and extends its popular anti-virus technology, which evolved from its flagship product, McAfee VirusScan, an industry leader. Network Associates' core strengths include its broad product line, its position in the rapidly growing security market, its scale, its high quality services organisation with 85 seasoned security consultants, its installed base with over 50 million units distributed and its award-winning global virus research team with laboratories on 5 continents. Shortly after the Acquisition, Dr Solomon's Anti-Virus Toolkit is expected to be available as part of Network Associates' enterprise security suites, the TVD suite, and Net Tools Secure, the only integrated software bundle on the market to incorporate anti-virus, encryption, authentication, firewall, intrusion detection and scanning technology.

     Dr Solomon's strategy for the past two years has been based on three principal themes: the maintenance of its leadership in anti-virus technology; the defence and enhancement of its market leadership in the U.K. and Northern Europe; and achieving sustainable and profitable market shares elsewhere.

     The combination will provide Network Associates with the potential to access Dr Solomon's strong European distribution channels, to benefit from Dr Solomon's strategic product technologies, to strengthen Network Associates' suite of integrated security products and to achieve significant distribution channel and services synergies.

     Dr Solomon's should benefit from being part of a larger group with a broader product range and greater overall market strength. Combining Network Associates' successful marketing, sales, distribution and customer service expertise with Dr Solomon's infrastructure, leading anti-virus technology, strong European distribution channels and loyal customer base, should provide for greater success for the combined companies than is likely to be achieved separately by either Dr Solomon's or Network Associates. Given the expected synergies and increased market opportunities created by the Acquisition, the Boards of each of Network Associates and Dr Solomon's believe the Acquisition will be beneficial to their respective shareholders and customers.

     There are a number of risks associated with the Acquisition and the ability to achieve the contemplated benefits thereof. See Appendix 7 -- "Risk
Factors -- Risks Related to the Acquisition."

     The Board of Network Associates expects that it will incur a one time charge in the third quarter of 1998, resulting from expenses and other charges associated with the Acquisition. Excluding this one time charge, the Board of Network Associates expects the Acquisition to be modestly dilutive to earnings per share in the third quarter of its financial year ending 31 December 1998, but is expected to be non-dilutive to earnings per share in the fourth quarter of its financial year ending 31 December 1998, and to be modestly accretive to earnings per share for the financial year ending 31 December 1999. This statement should not be interpreted to mean that the future earnings per share of Network Associates Common Stock will necessarily be greater than the earnings per share of Network Associates Common Stock for its financial year ended 31 December 1997.

7. PRODUCT INTEGRATION AND GROWTH OPPORTUNITIES

     Network Associates intends managing the integration of Dr Solomon's as rapidly and as efficiently as possible. Dr Solomon's Anti-Virus Toolkit 8 is expected to be shipped on schedule in Fall 1998 and both it and McAfee's VirusScan product lines are expected to be included in Network Associates' suites shortly after the Effective Date.

     Through the Acquisition, Network Associates expects to benefit from enhanced growth opportunities including acceleration of growth in the international security software market, acceleration of the enterprise transition in Europe, and incorporation of the best elements from both companies' product lines. Further, Network Associates intends expanding penetration into large European accounts through the breadth of its product line and the strength of its services and consulting organisation. Also, Network Associates intends upgrading Dr Solomon's customers to comprehensive Network Security suites.

     See Appendix 7, "Risk Factors -- Risks Related to the
Acquisition -- Difficulties of Integrating Two Companies", for a discussion of the risks inherent in integrating the two companies.

8. DIRECTORS, MANAGEMENT AND EMPLOYEES

     Since the two companies compete in many of the same markets with similar product lines, it is expected that in order to achieve synergistic benefits from the Acquisition, there will be some rationalisation within the combined workforce. Transition planning for the merging of the worldwide combined workforce will begin immediately. The staff of the two companies are a major asset of the businesses and ensuring their effective and productive deployment will be a key success factor for the enlarged organisation. It has been agreed that all of the directors of Dr Solomon's will resign from the Board on the Effective Date.

     Network Associates confirms that existing employment rights, including pension rights, of the management and all employees of the Dr Solomon's Group will be fully safeguarded.

     The interests of the directors of Dr Solomon's in Dr Solomon's Shares are set out in Appendix 11 of this document. The effect of the Scheme on the interests of the directors of Dr Solomon's is no different from the effect of the Scheme on the like interests of other persons, save with regard to their interests as option holders (as described in paragraph 12 below and Appendix 11) and the requirement that they enter into Affiliate Agreements (as described in paragraph 9 below).

     The directors of Dr Solomon's intend to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting in respect of the Dr Solomon's Ordinary Shares held by them which amount to, in aggregate, 10,125,000 Dr Solomon's Ordinary Shares which represent, in aggregate, approximately 18.3 per cent. of Dr Solomon's current issued share capital.

     See Appendix 7, "Risk Factors -- Risks Related to the
Acquisition -- Dependence on Key Personnel".

9. STATUS OF NEW NETWORK ASSOCIATES COMMON STOCK UNDER THE SECURITIES LAWS AND POOLING RULES; AFFILIATES

     The new Network Associates Common Stock will not be registered under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Shares of new Network Associates Common Stock issued to a Dr Solomon's Shareholder who is neither an affiliate, for the purposes of the Securities Act, of Dr Solomon's prior to implementation of the Scheme nor an affiliate of Network Associates after implementation of the Scheme may be resold without restriction under the Securities Act. Dr Solomon's Shareholders who are affiliates of Dr Solomon's prior to implementation of the Scheme but will not be affiliates of Network Associates after implementation of the Scheme will be subject to the timing, manner of sale and volume restrictions on the sale of shares of new Network Associates Common Stock for a one year period pursuant to Rule 145(d) under the Securities Act. For the purposes of the Securities Act, "affiliates" are generally defined as persons who control, or are controlled by, or are under common control with Network Associates or Dr Solomon's (generally, certain executive officers and directors and principal shareholders thereof). The Transaction Agreement provides that each of the Dr Solomon's Shareholders who may be deemed to be affiliates of Dr Solomon's will execute and deliver to Network Associates an agreement (an "Affiliate Agreement") acknowledging that such person may be deemed to be an affiliate of Dr Solomon's and agreeing that such person will not sell, pledge, transfer or otherwise dispose of any new Network Associates Common Stock obtained as a result of the Acquisition except in compliance with the Securities Act and the rules and regulations of the Commission thereunder.

     In addition, in order that Network Associates may obtain the benefit of accounting for the Acquisition as a pooling of interests under U.S. GAAP, Dr Solomon's Shareholders who may be deemed to be affiliates of Dr Solomon's will agree in their Affiliate Agreement that such person will not sell, pledge, transfer or otherwise dispose of any Dr Solomon's Shares or Network Associates Common Stock, respectively, during the period commencing 30 Business Days prior to the Effective Date and ending upon the publication by Network Associates of financial results relating to the combined company covering a period of at least 30 days of combined operations of Network Associates and Dr Solomon's. Network Associates will ensure that persons who may be deemed to be affiliates of Network Associates will also be subject to such restriction.

10. FINANCIAL EFFECTS FOR DR SOLOMON'S SHAREHOLDERS

(A) CAPITAL VALUE AND INCOME

     The following table illustrates the financial effects of the Scheme becoming effective for a holder of 100 Dr Solomon's ADSs, compared with the market value of 100 Dr Solomon's ADSs on 8 June 1998 (being the last trading day prior to the announcement of the Scheme) and on 23 June 1998:

                                                     EASDAQ                NASDAQ
                                                (FIGURES ARE IN       (FIGURES ARE IN
                                                     U.S.$)                U.S.$)
                                               ------------------    ------------------
                                               8 JUNE    23 JUNE     8 JUNE    23 JUNE
   FOR 100 DR SOLOMON'S ADSS SEE NOTE (A)       1998       1998       1998       1998
   --------------------------------------      ------    --------    ------    --------
Implied value................................  3,481      3,755      3,481      3,755
Market value.................................  3,150      3,275      3,213      3,325
Increase in value............................    331        480        268        430
This represents an increase of: See Note
  (b)........................................  10.50%     14.70%      8.35%     12.90%

---------------
Notes: (a) One Dr Solomon's ADS represents three Dr Solomon's Ordinary Shares.

       (b) In calculating the increase:

           (i) no account has been taken of any liability to taxation or for sales expenses associated with a transfer of Dr Solomon's Shares; and

           (ii) it is assumed that fractional shares of Network Associates Common Stock will be issued.

(B) DIVIDEND POLICY

     Dr Solomon's has not paid any cash dividends on its issued share capital since its initial public offering in December 1996. It is the current policy of the Board of Dr Solomon's to retain all of its future earnings to finance its operations and future growth.

     Network Associates has not paid any cash dividends on its issued common stock since its initial public offering on 6 October 1992. Network Associates intends to retain future earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future.

11. TAXATION

(A) U.S. TAXATION

     The following discussion summarizes the material United States federal income tax consequences to U.S. Holders (as defined below) of the Scheme and of the ownership and disposition of new Network Associates Common Stock received in the Scheme. This summary is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, final, temporary and proposed regulations promulgated thereunder, published rulings of the Internal Revenue Service and court decisions, all as currently in effect and all of which are subject to change possibly with retroactive effect. This summary assumes that holders of Dr Solomon's Ordinary Shares hold such shares and will hold new Network Associates Common Stock as capital assets (generally, assets held for investment). The summary does not address all aspects of United States federal income taxation, nor does it address all aspects of United States federal income taxation that may apply to particular Dr Solomon's Shareholders, such as shareholders who are dealers in securities, foreign persons, or those that acquired their shares as compensation or those that have engaged in conversion straddles or similar transactions. This discussion also does not address the United States federal income tax treatment to holders of options or warrants to purchase Dr Solomon's Ordinary Shares. In addition, this summary does not address any United States state or local or foreign tax consequences of the Scheme.

     As used herein, a U.S. Holder means (i) citizens or residents of the United States, (ii) corporations, partnerships or other entities organised or created in or under the laws of the

United States or any political subdivision thereof, (iii) estates the income of which is subject to United States federal income tax regardless of its source and (iv) trusts subject to the primary supervision of a court within the United States and the control of a United States person. A Non-U.S. Holder is any holder other than a U.S. Holder.

     THIS SUMMARY IS FOR GENERAL PURPOSES ONLY AND IS NOT INTENDED TO ADDRESS ALL OF THE UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS THAT MAY APPLY TO A PARTICULAR DR SOLOMON'S SHAREHOLDER. DR SOLOMON'S SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SCHEME.

     THE SCHEME. The directors of Dr Solomon's have been advised that the exchange of Dr Solomon's Ordinary Shares for new Network Associates Common Stock pursuant to the Scheme will constitute a taxable transaction for United States federal income tax purposes. Accordingly, a U.S. Holder who receives new Network Associates Common Stock in exchange for Dr Solomon's Ordinary Shares will recognise taxable gain or loss in an amount equal to the difference between the sum of (A) the fair market value of new Network Associates Common Stock received and (B) the amount of cash received in lieu of fractional shares of new Network Associates Common Stock, and the adjusted basis of the Dr Solomon's Ordinary Shares surrendered in the exchange. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Dr Solomon's Ordinary Shares exchanged have been held for more than one year on the Effective Date. Under the Code, the net amount of such capital gain recognised by a non-corporate U.S. Holder generally will be subject to tax at a maximum rate of
(i) 20 per cent., if the Dr Solomon's Ordinary Shares were held for more than 18 months, (ii) 28 per cent., if the Dr Solomon's Ordinary Shares were held for more than 12 months but not more than 18 months or (iii) 39.6 per cent., if the Dr Solomon's Ordinary Shares were held for 12 months or less. The deductibility of capital losses is subject to limitations.

     Any such gain generally will be treated as United States source income for purposes of the rules applicable to the limitations on foreign tax credits. It is unclear whether a loss would be treated as United States source loss or foreign source loss.

     OWNERSHIP OF NETWORK ASSOCIATES COMMON STOCK. U.S. Holders will have a tax basis in the new Network Associates Common Stock received equal to the fair market value of the new Network Associates Common Stock on the Effective Date. The holding period of the new Network Associates Common Stock will begin on the day after the Effective Date.

     Cash distributions on the new Network Associates Common Stock paid out of earnings and profits will be subject to tax as ordinary dividend income. Cash distributions on the Network Associates Common Stock in excess of current or accumulated earnings and profits will be treated as tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the new Network Associates Common Stock, and thereafter as gain from the sale or exchange of a capital asset (which gain will be taxed in the manner described above under "The Scheme").

     On the sale, exchange or other disposition of new Network Associates Common Stock, a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Holder's tax basis in such Network Associates Common Stock (which gain or loss will be taxed in the manner described above under The Scheme).

     NON-U.S. HOLDERS. A Non-U.S. Holder of Dr Solomon's Ordinary Shares generally will not be subject to United States federal income tax on gain realized on the receipt of the new Network Associates Common Stock, or upon a subsequent exchange (or sale) of the new Network Associates Common Stock, unless
(i) such gain is effectively connected with a United States trade or business (or in the case of Non-U.S. Holders entitled to the benefits of the United Kingdom -- United States Income Tax Convention as in effect on the date of these documents (the "Treaty"), or another income tax treaty that requires a permanent establishment in the United States as a basis for taxing such gains, such gain is attributable to a permanent establishment in the United States) or (ii) in the case of gain recognised by an individual upon a subsequent exchange (or sale) of the new Network Associates Common Stock, such individual is present in the United States for 183 days or more in the taxable year of such exchange (or sale) and certain other conditions are met.

     Dividends received by a Non-U.S. Holder with respect to new Network Associates Common Stock generally will be subject to United States withholding tax at the rate of 30 per cent., which rate may be subject to reduction by an applicable income tax treaty in effect between the United States and the Non-U.S. Holder's country of residence. Under the Treaty, the rate of withholding tax is generally reduced to 15 per cent. in respect of dividends paid to a person who is the beneficial owner thereof and who is a resident of the United Kingdom for the purposes of the Treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING.

     U.S. HOLDERS. Information reporting will apply to payments of dividends on and the proceeds of the sale or other disposition of Networks Associates Common Stock to certain noncorporate U.S. Holders, and backup withholding at a rate of 31 per cent. may apply unless the U.S. Holder supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. A U.S. Holder who does not provide its correct tax identification number ("TIN") also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided that the required information is furnished to the IRS.

     NON-U.S. HOLDERS. The Company must report annually to the IRS and to each Non-U.S. Holder any dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     The payment of the proceeds from the disposition of Network Associates Common Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of new Network Associates Common Stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or backup withholding (absent actual knowledge that the payee is a U.S. person). For this purpose, a "U.S. related person" is
(i) a "controlled foreign corporation" for U.S. federal income tax purposes,
(ii) a foreign person 50 per cent. or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or (iii) with respect to payments made after 31 December 1999, a foreign partnership that, at any time during its taxable year, is 50 per cent. or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business. In the case of the payment of proceeds from the disposition of Network Associates Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or U.S. related person, information reporting (but not backup withholding) is required on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

(B) U.K. TAXATION

     The following paragraphs, which are intended as a general guide only, are based on current U.K. legislation and what is understood to be U.K. Inland Revenue practice and take account of certain changes announced in the Budget Statement of 17 March 1998 which are contained in the Finance (No. 2) Bill (the "Finance Bill") currently before the U.K. Parliament. They summarise certain limited aspects of the U.K. tax consequences of the Scheme, and they relate only to the position of certain classes of taxpayer and only those Dr Solomon's Shareholders who hold their Dr Solomon's Ordinary Shares beneficially as an investment and who are resident in the U.K. for tax purposes. If you are in any doubt as to your tax position or if you are subject to tax in any jurisdiction other than the U.K., you should consult an appropriate professional adviser immediately.

     THE SCHEME. A holder of Dr Solomon's Ordinary Shares who is within the scope of UK tax on capital gains and who, either alone or together with persons connected with him, does not hold more than 5 per cent., of, or of any class of, the shares in or debentures of Dr Solomon's should not be treated as having made a disposal of his/her Dr Solomon's Ordinary Shares for the purposes of U.K. tax on capital gains to the extent that he receives new Network Associates Common Stock pursuant to the Scheme. Any such holder of Dr Solomon's Ordinary Shares who, either alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, the shares in or debentures of Dr Solomon's is advised that an application for clearance has been made to the U.K. Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Scheme. If such clearance is given, any such shareholder will be treated in the same manner as a shareholder holding not more than 5 per cent. of, or of any class of, the shares in or debentures of Dr Solomon's as outlined above. The obligations of Dr Solomon's to effect the Scheme are subject, inter alia, to Dr Solomon's having received, in a form reasonably acceptable to the directors of Dr Solomon's, clearance from the Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 for transactions involved in the Scheme. In the event that clearance is not given by the Inland Revenue, Dr Solomon's has the option to waive this condition to the implementation of the Scheme.

     Such a holder of Dr Solomon's Ordinary Shares will, to the extent that he or she receives cash from Network Associates under the Scheme in respect of a fractional entitlement, be treated as making a part disposal of his Dr Solomon's Ordinary Shares for the purposes of U.K. tax on capital gains and, accordingly, he or she may be liable to such tax on any chargeable gain arising. For this purpose, the capital gains tax base of such shareholder's Dr Solomon's Ordinary Shares will generally be apportioned by reference to market value at the date of disposal between the part deemed disposed of and the part retained (subject to indexation allowance and as reduced by any available taper relief).

     For the purposes of U.K. tax on capital gains the holder of an ADR is treated as holding a beneficial interest in the underlying shares and accordingly, in practice, no liability to U.K. tax on capital gains is likely to arise on the surrender of ADRs for new Network Associates Common Stock pursuant to the Scheme.

     OWNERSHIP OF NETWORK ASSOCIATES COMMON STOCK

     Capital gains. A shareholder who is neither resident nor ordinarily resident in the U.K. will not be subject to tax in the U.K. on capital gains on a disposal of Network Associates Common Stock. A shareholder who is "temporarily" non-resident in the U.K. for a period of fewer than five complete tax years may, however, be treated as though his gain accrued upon his return to the U.K.

     Shareholders who are either resident or ordinarily resident in the U.K. will, in general, be subject to U.K. tax on capital gains on a disposal of Network Associates Common Stock. However, shareholders who are individuals and who are resident or ordinarily resident in the U.K. but who are not domiciled in the U.K. will not be subject to U.K. tax on capital gains arising on a disposal of

Network Associates Common Stock unless they remit (or, for tax purposes, are treated as remitting) the proceeds of the disposal to the U.K.

     Dividends. A shareholder who is not resident in the U.K. for U.K. tax purposes will not be liable to income or corporation tax in the U.K. on any dividends paid on Network Associates Common Stock by Network Associates unless the shareholder carries on business in the U.K. through a branch or agency to which the Network Associates Common Stock is attributable.

     Shareholders who are resident in the U.K. will, in general, be subject to U.K. income tax or corporation tax on dividends paid by Network Associates. No such liability will arise for individual shareholders who, though U.K. resident, are not domiciled in the U.K., or for Commonwealth citizens or citizens of the Republic of Ireland who are not ordinarily resident in the U.K., except to the extent that amounts are remitted to the U.K. (or are treated for tax purposes as remitted to the U.K.). Credit will be available against U.K. income or corporation tax for any US tax withheld from the dividends, up to the maximum amount of withholding permitted by the Treaty.

     Where a person in the U.K. in the course of a trade or profession either:

          (i) acts as a custodian of the Network Associates Common Stock and receives dividends thereon, or directs that dividends on the Network Associates Common Stock be paid to another person, or consents to such payment;

          (ii) collects or secures payment of or receives dividends on the Network Associates Common Stock for another person (other than by clearing a cheque or arranging for the clearing of a cheque); or

          (iii) otherwise acts for another person in arranging to collect or secure payment of dividends for such a person;

that person (the "collecting agent") is liable to account for U.K. income tax at the lower rate (currently 20 per cent.) on such dividends, less any U.S. tax withheld from the dividends to the extent that it does not exceed 15 per cent. of the dividends. The collecting agent is entitled to deduct a corresponding amount from the dividend. Certain exemptions from such liability may be applicable, including, for example, where:

          (i) the Network Associates Common Stock is held in a recognised clearing system and either the collecting agent is acting as a depositary for that clearing system (Euroclear, Cedel, Depository Trust Company and First Chicago Clearing Center are recognised clearing systems for this purpose) or the collecting agent either pays or accounts for the dividends directly or indirectly to the recognised clearing system and the collecting agent has obtained a declaration in a form required by law from the recognised clearing system or its depositary; or

          (ii) the person beneficially entitled to the dividends and who beneficially owns the Network Associates Common Stock is either not resident in the U.K. or is specified by regulations; or

          (iii) the dividends arise to trustees not resident in the U.K. of certain discretionary or accumulation trusts (where, inter alia, none of the beneficiaries of the trust is resident in the U.K.); or

          (iv) the person beneficially entitled to the dividends is eligible for certain relief from tax in respect of the dividends (for example, charities or pension funds).

     In the case of each of the above exceptions (i) to (iv), conditions imposed by regulations may have to be satisfied for the relevant exception to be available. Where income tax is deducted it will be paid to the U.K. Inland Revenue. The tax deducted will be credited against the shareholder's liability to U.K. income or corporation tax; in appropriate cases, a shareholder will be liable to a higher rate of income tax in addition to the tax deducted, or will be entitled to a refund where the amount deducted exceeds his liability to U.K. taxation.

     Stamp Duty and Stamp Duty Reserve Tax. No U.K. stamp duty will be payable in connection with a transfer of Network Associates Common Stock (or interests therein) executed outside the U.K. unless it relates to something done or to be done in the U.K.

     No U.K. stamp duty reserve tax will be payable in respect of an agreement to transfer interests in Network Associates Common Stock (unless it is registered in a register kept in the U.K. by or on behalf of Network Associates).

     EACH HOLDER OF DR SOLOMON'S ORDINARY SHARES OR DR SOLOMON'S ADSS IS URGED TO CONSULT HIS OR HER OWN TAX ADVISER AS TO THE U.S. FEDERAL INCOME AND U.K. TAX CONSEQUENCES OF THE ACQUISITION BY HIM OR HER, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES.

     IF YOU ARE IN ANY DOUBT ABOUT YOUR OWN TAX POSITION, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER.

12. DR SOLOMON'S SHARE OPTIONS

(A) THE 1996 SCHEMES

     Options granted under the 1996 Schemes will become exercisable for a period of six months commencing on the date optionholders are formally notified about the Scheme. Any exercise during this period will be conditional on the Scheme becoming effective. On the expiry of that period, any unexercised options will lapse.

     As alternatives to exercise, holders of options under the 1996 Schemes will have the opportunity to either:

          (i) cancel their options over Dr Solomon's Ordinary Shares in return for shares of Network Associates Common Stock on the following basis:

             An option holder will receive such number of shares of Network Associates Common Stock as is of a value equal to the number of Dr Solomon's Ordinary Shares under the cancelled option multiplied by
        0.27625 of a share of Network Associates Common Stock less the aggregate exercise price of the option, rounded down to the nearest whole number of shares of Network Associates Common Stock. For these purposes, the value of a share of Network Associates Common Stock will be the value attributed to it by the terms of the Scheme. Entitlements to fractional shares of Network Associates Common Stock will be treated as set out in paragraph 2 above; or

          (ii) release their options over Dr Solomon's Ordinary Shares in consideration for the grant of options of an equivalent value over shares of Network Associates Common Stock. The basis of the release and grant of options will be by reference to the values attributed to Dr Solomon's Ordinary Shares and shares of Network Associates Common Stock by the terms of the Scheme. Inland Revenue approval will be sought for the terms of the release and grant of options under the Company Share Option Scheme 1996. The new options will be governed by the rules of the relevant 1996 Scheme.

     Details of all the arrangements referred to above, including any tax consequences, will be sent to holders of options in due course.

     Following the Effective Date, no further options will be granted under the 1996 Schemes.

(B) THE GROUP SCHEME

     Options granted under the Group Scheme which are not already exercisable will become exercisable for one month from the Effective Date. On the expiry of that period, any unexercised options will lapse.

     As an alternative to exercise, holders of options under the Group Scheme will have the opportunity to release their options over Dr Solomon's Ordinary Shares in consideration for the grant of options of an equivalent value over shares of Network Associates Common Stock. The basis of the release and grant of options will be by reference to the values attributed to Dr Solomon's Ordinary Shares and Network Associates Common Stock by the terms of the Scheme.

     No further options can be granted under the Group Scheme.

(C) DR SOLOMON'S SAVINGS RELATED SHARE OPTION SCHEME

     There are no subsisting options under the Dr Solomon's Savings Related Share Option Scheme.

(D) GENERAL

     It is proposed to amend the Articles of Association of Dr Solomon's at the Extraordinary General Meeting to provide that if the Scheme becomes effective, any Dr Solomon's Ordinary Shares allotted and issued or transferred (other than to Network Associates) after the Record Date must automatically be transferred to Network Associates on the same terms as under the Scheme.

     The effect of this amendment and the rules of the 1996 Schemes on the exercise of options granted under the 1996 Schemes will be that exercising option holders receive Network Associates' Common Stock (and cash for any fractional entitlements) rather than Dr Solomon's Ordinary Shares, on the same terms as under the Scheme.

Exercise of options granted under the Group Scheme are satisfied by the transfer of Dr Solomon's Ordinary Shares from the Dr Solomon's Trust. As the Scheme will extend to the Dr Solomon's Ordinary Shares held in the Dr Solomon's Trust, the trustee of the Dr Solomon's Trust (the "Trustee") will continue to satisfy the exercise of options under the Group Scheme from the Effective Date by transferring new Network Associates Common Stock (and delivering cash in lieu of any fractional entitlements) on the same basis as under the Scheme. Holders of options granted under the Group Scheme who exercise their options during the one month period from the Effective Date will still be entitled to have Dr Solomon's Ordinary Shares transferred to them, in the first instance, but those shares would automatically have to be transferred to Network Associates by virtue of the amendment to the Articles of Association of Dr Solomon's in exchange for Network Associates' Common Stock (and cash in lieu of any fractional entitlements) on the same basis as under the Scheme. To give effect to the exchange, the Trustee has agreed (pursuant to an agreement entered into between Dr Solomon's, Network Associates and the Trustee referred to in paragraph 3(h) of Appendix 8 of this document) to deliver to such holders of options new Network Associates' Common Stock (and cash in lieu of any fractional entitlements) on the same basis as under the Scheme.

     Details of options held by directors of Dr Solomon's under the Dr Solomon's Share Option Schemes are set out in paragraph 2(a)(i) of Appendix 11.

13. MEETINGS

     The Meetings will be held at the offices of Shandwick Consultants Limited, Aldermary House, 10-15 Queen Street, London EC4N 1TX on 21 July 1998. The Court Meeting will commence at 11.00 a.m. (London time). The Extraordinary General Meeting will commence at 11.15 a.m. (London time) or as soon thereafter as the Court Meeting has concluded or been adjourned.

  Court Meeting

     Set out on page 183 of this document is a notice of a meeting of the holders of Dr Solomon's Ordinary Shares which has been convened by the direction of the Court for the purpose of considering and, if thought fit, approving the Scheme. At this meeting, voting will be by way of a poll and holders of Dr Solomon's Ordinary Shares will be entitled to one vote for each Dr Solomon's Ordinary Share held. The resolution will be passed if a majority in number representing not less than 75 per cent. in nominal value of Dr Solomon's Ordinary Shares represented by those present and voting, either in person or by proxy, votes in favour of the Scheme. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of Dr Solomon's.

  Extraordinary General Meeting

     In addition, an Extraordinary General Meeting of Dr Solomon's, notice of which is set out on pages 184 to 186 of this document, has been convened for the purpose of passing the special resolution necessary to enable effect to be given to the Acquisition, including approving the Transaction Agreement and amending the Articles of Association of Dr Solomon's. The special resolution will be passed if approved by a majority of not less than three-fourths of the votes cast.

  Holders of Dr Solomon's ADSs

     Holders of Dr Solomon's ADSs of record at 5:30 p.m. (New York City time) on 23 June 1998 will be entitled by means of the WHITE Letter of Instruction to instruct the Depositary how to vote the Dr Solomon's Ordinary Shares underlying their Dr Solomon's ADSs at the Court Meeting and the Extraordinary General Meeting. In addition, the Board of Dr Solomon's has decided that any Dr Solomon's ADS holders wishing to attend either of the Meetings as non-participating observers are invited to do so but they may not vote at either of the Meetings.

     Holders of Dr Solomon's ADSs who wish to vote in person at the Meetings must, on or before 23 June 1998 and in accordance with the Deposit Agreement, become registered holders of Dr Solomon's Ordinary Shares by arranging for the surrender of their Dr Solomon's ADRs to the Depositary.

     In relation to the Meetings, Network Associates has undertaken not to instruct the Depositary to vote in respect of any Dr Solomon's ADSs which may be held by it.

14. SETTLEMENT AND DEALINGS

     Certificates for new Network Associates Common Stock, together with cheques in respect of any fractional entitlements, are expected to be despatched to former holders of Dr Solomon's Ordinary Shares no later than five Business Days after the Effective Date. In the case of joint holders, these will be despatched to the joint holder whose name appears first in the register. All documents and cheques will be sent by pre-paid post at the risk of the person entitled thereto.

     As from the Effective Date, Dr Solomon's ADSs will cease to be listed on both the NASDAQ and the EASDAQ stock exchanges. Existing share certificates representing Dr Solomon's Ordinary Shares will cease to be of value and shareholders will be bound on the request of Dr Solomon's to return such certificates for cancellation.

     After the Effective Date, the Depositary will send each holder of Dr Solomon's ADSs a notice that the Deposit Agreement will terminate after 90 days of such notice and instructing each such holder to surrender the Dr Solomon's ADRs evidencing his Dr Solomon's ADSs to the Transfer Agent in exchange for the transfer of shares of new Network Associates Common Stock. Upon receipt of such Dr Solomon's ADRs, together with a properly executed Letter of Transmittal, the Transfer Agent will arrange for the transfer of 0.82875 shares of new Network Associates Common Stock for each Dr Solomon's ADS, together with a cheque in respect of any fractional entitlements. Holders of Dr Solomon's ADSs will not be charged any fees upon such surrender and exchange of Dr Solomon's ADSs for shares of Network Associates Common Stock. Any such fees will be shared equally by Network Associates and Dr Solomon's. After the Effective Date, each Dr Solomon's ADR evidencing Dr Solomon's ADSs will represent only the right to receive the appropriate numbers of shares of new Network Associates Common Stock in exchange therefor.

     Dealings in shares of new Network Associates Common Stock on NASDAQ are expected to begin at the commencement of trading (New York City time) on the Effective Date.

     Mandates in force at the Effective Date relating to the payment of dividends and other instructions given to Dr Solomon's by holders of Dr Solomon's Shares will, unless specifically revoked or amended, be deemed as from the Effective Date to relate to corresponding holdings of new Network Associates Common Stock.

15. ACTION TO BE TAKEN

     IN ORDER THAT THE COURT CAN BE SATISFIED THAT THE VOTES CAST AT THE COURT MEETING CONSTITUTE A FAIR REPRESENTATION OF THE VIEWS OF HOLDERS OF DR SOLOMON'S ORDINARY SHARES, IT IS IMPORTANT THAT AS MANY VOTES AS POSSIBLE ARE CAST (EITHER IN PERSON OR BY PROXY) AT THE COURT MEETING.

HOLDERS OF DR SOLOMON'S ORDINARY SHARES

     If you are a holder of Dr Solomon's Ordinary Shares you will find enclosed with this document a reply paid envelope and two Forms of Proxy:

        (a) GREEN for use at the Court Meeting; and

        (b) BLUE for use at the Extraordinary General Meeting.

     WHETHER OR NOT YOU PROPOSE TO ATTEND THE MEETINGS IN PERSON, YOU ARE REQUESTED TO COMPLETE AND RETURN BOTH FORMS OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED ON THEM. YOU ARE REQUESTED TO RETURN THEM AS SOON AS POSSIBLE AND IN ANY EVENT NO LATER THAN 11.00 A.M. (LONDON TIME) IN RESPECT OF THE COURT MEETING AND 11.15 A.M. (LONDON TIME) IN RESPECT OF THE EXTRAORDINARY GENERAL MEETING ON 19 JULY 1998.

     In the case of the GREEN Form of Proxy only, however, if not delivered by that time it may also be handed to the Chairman of the Court Meeting at that Meeting. The return of the Forms of Proxy will not prevent you from attending the Meetings and voting in person if you so wish.

HOLDERS OF DR SOLOMON'S ADSS

     If you are a holder of Dr Solomon's ADSs you will find enclosed with this document an envelope and a WHITE Letter of Instruction.

     YOU ARE REQUESTED TO COMPLETE AND RETURN THE LETTER OF INSTRUCTION IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED ON IT AS SOON AS POSSIBLE AND IN ANY EVENT NO LATER THAN 2.00 P.M. (NEW YORK CITY TIME) ON 16 JULY 1998.

16. FORWARD LOOKING STATEMENTS

     This document contains forward-looking statements including with respect to the consummation of the Acquisition and the integration of products, opportunities and synergies relating to the Acquisition. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially, including without limitation, integration risks relating to the Acquisition, the risk that the Acquisition may not be consummated, and the risks that the anticipated benefits of the Acquisition may not be realised.

17. FURTHER INFORMATION

     Your attention is drawn to Appendices 1 to 11 of this document, which form part of this Explanatory Statement and contain full details of the terms and conditions of the Scheme, further information on each of Network Associates and Dr Solomon's and certain additional information.

Yours faithfully,

Charles A. W. Bott                        Andrew Bell

for and on behalf of                      for and on behalf of
Goldman Sachs International               Morgan Stanley & Co. Limited

                                   APPENDIX I

     CONDITIONS OF THE SCHEME AND OTHER TERMS OF THE TRANSACTION AGREEMENT

CONDITIONS

     Under the terms of the Transaction Agreement, the obligations of Network Associates and Dr Solomon's to effect the Scheme are subject to the satisfaction or waiver on or prior to the Effective Date in the case of the condition set out in paragraph 2 below, and immediately prior to commencement of the Final Hearing in the case of each of the other conditions set forth below, of the following conditions:

          1. approval of the Scheme by a majority in number, representing at least 75 per cent. in value, of the holders of the Scheme Shares present and voting in person or by proxy at the Court Meeting and the special resolution to be proposed at the Extraordinary General Meeting being duly passed (the "Required Shareholders Vote");

          2. the Scheme being sanctioned, and the reduction of capital involved therein being confirmed, by the High Court, with or without modification; and an office copy of the Final Court Order shall have been duly delivered to the Registrar for registration and the Registrar shall have issued its certificate of such registration;

          3. the waiting period (and any extension thereof) applicable to the Acquisition under HSR shall have been terminated or shall have expired; the U.K. Office of Fair Trading shall have indicated prior to the commencement of the Final Hearing, in terms satisfactory to Network Associates, that it is not the intention of the Secretary of State for Trade and Industry to refer the Acquisition, or any matters arising therefrom, to the Monopolies and Mergers Commission; and the receipt of such other consents, authorisations, filings, approvals and registrations as are necessary;

          4. no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Scheme shall be in effect;

          5. there not being any pending or threatened suit, action, investigation or proceeding by any court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality (each being a "Governmental Entity"), (i) seeking to restrain or prohibit the consummation of the Scheme or any of the other transactions contemplated by the Transaction Agreement or seeking to obtain from Network Associates or Dr Solomon's or any of their respective subsidiaries any damages that are material in relation to Network Associates and its subsidiaries taken as a whole or Dr Solomon's and its subsidiaries, taken as a whole, as applicable, (ii) seeking to prohibit or limit the ownership or operation by Network Associates or Dr Solomon's or any of their respective subsidiaries of any material portion of the business or assets of Network Associates and its subsidiaries taken as a whole or Dr Solomon's and its subsidiaries taken as a whole, or seeking to require Network Associates or Dr Solomon's or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Network Associates and its subsidiaries, taken as a whole, or Dr Solomon's and its subsidiaries, taken as a whole, as a result of the Scheme or any of the other transactions contemplated by the Transaction Agreement, or (iii) which otherwise is reasonably likely to have a material adverse effect on either Network Associates or Dr Solomon's;

          6. Network Associates having received letters from each of Coopers & Lybrand L.L.P. and Deloitte & Touche, respectively, dated within two Business Days prior to the date of the Final Hearing, regarding that firm's concurrence with Network Associates' management's and Dr Solomon's management's conclusions as to the appropriateness of pooling of interest accounting for the Scheme under U.S. Accounting Principles Board Opinion No. 16, if the Scheme is consummated.

     The obligations of Dr Solomon's to effect the Scheme are further subject to satisfaction (or waiver by Dr Solomon's) immediately prior to commencement of the Final Hearing of the following conditions:

          1. The representations and warranties of Network Associates set forth in the Transaction Agreement that are qualified as to materiality being true and correct, and the representations and warranties of Network Associates set forth in the Transaction Agreement that are not so qualified being true and correct in all material respects, in each case as of the date of the Transaction Agreement and, except to the extent such representations and warranties speak as of an earlier date or as could not reasonably be expected to have a material adverse effect on Network Associates, as of the date of the Final Hearing as though made on and as of commencement of the Final Hearing, except as otherwise contemplated by the Transaction Agreement and Dr Solomon's having received a certificate signed on behalf of Network Associates by the chief executive officer and the chief financial officer of Network Associates to that effect;

          2. Network Associates having performed in all material respects all obligations required to be performed by it under the Transaction Agreement prior to the date of the Final Hearing, and Dr Solomon's having received a certificate signed on behalf of Network Associates by the chief executive officer and the chief financial officer of Network Associates to such effect;

          3. Dr Solomon's having received, in a form reasonably acceptable to the directors of Dr Solomon's, clearance from the Inland Revenue under
     Section 138 of the Taxation of Chargeable Gains Act 1992 for transactions involved in the Scheme;

          4. The shares of Network Associates Common Stock to be issued to effect the Acquisition being approved for listing on NASDAQ;

          5. No material adverse effect with respect to Network Associates having occurred since the date of the Transaction Agreement and continuing;

          6. Dr Solomon's having received a legal opinion in the agreed form, dated as of the date of the Final Hearing, from Wilson Sonsini Goodrich & Rosati.

     The obligations of Network Associates to effect the Acquisition are further subject to the satisfaction (or waiver by Network Associates) immediately prior to the commencement of the Final Hearing of the following conditions:

          1. The representations and warranties of Dr Solomon's set forth in the Transaction Agreement that are qualified as to materiality being true and correct, and the representations and warranties of Dr Solomon's set forth in the Transaction Agreement that are not so qualified being true and correct in all material respects, in each case as of the date of the Transaction Agreement and, except to the extent such representations and warranties speak as of an earlier date or as could not reasonably be expected to have a material adverse effect on Dr Solomon's, as of the date of the Final Hearing as though made on and as of commencement of the Final Hearing, except as otherwise contemplated by the Transaction Agreement and Network Associates having received a certificate signed on behalf of Dr Solomon's by the chief executive officer and the chief financial officer of Dr Solomon's to that effect;

          2. Dr Solomon's having performed in all material respects all obligations required to be performed by it under the Transaction Agreement prior to the date of the Final Hearing, and Network Associates having received a certificate signed on behalf of Dr Solomon's by the chief executive officer and the chief financial officer of Dr Solomon's to that effect;

          3. No material adverse effect with respect to Dr Solomon's having occurred since the date of the Transaction Agreement and shall be continuing;

          4. Each of the directors of Dr Solomon's having submitted their resignation as directors to take effect as of the Effective Date, but without prejudice to their respective rights as employees and Dr Solomon's and Network Associates acknowledge that such resignations shall not constitute resignations by any director as an employee or breach by the directors of their terms of employment, or entitle Dr Solomon's to terminate the employment of any of the directors;

          5. Network Associates having received a legal opinion in the agreed form, dated as of the date of the Final Hearing, from Macfarlanes.

     Network Associates and Dr Solomon's will not proceed with the Scheme if, prior to 5:30 p.m. on the date of the Meetings, the Secretary of State for Trade and Industry refers the Acquisition, or any matters arising therefrom, to the Monopolies and Mergers Commission. In such event, neither Network Associates nor any holder of Dr Solomon's Shares will be bound by any term of the Scheme.

TERMINATION OF THE TRANSACTION AGREEMENT

     The Transaction Agreement may be terminated at any time prior to the commencement of the Final Hearing, whether before or after approval of matters presented in connection with the Scheme by the shareholders of Dr Solomon's:

          1. by mutual written consent of Dr Solomon's and Network Associates;

          2. by either Dr Solomon's or Network Associates:

             (i) if the Required Shareholders Vote shall not have been obtained at the duly held Dr Solomon's shareholder meetings or any adjournments thereof;

             (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Acquisition and such order, decree, ruling or other action shall have become final and nonappealable;

             (iii) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Transaction Agreement which would result in the failure of a condition to the obligations of such party under the Transaction Agreement and cannot reasonably be or has not been cured within 20 days after the giving of written notice to the breaching party of such breach but in any event prior to the commencement of the Final Hearing (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in the Transaction Agreement); or

             (iv) if the Effective Date shall not have occurred by 31 October 1998, for any reason; provided, however, that the right to terminate the Transaction Agreement shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Date to occur on or before such date and such action or failure to act constitutes a breach of the Transaction Agreement.

          3. by Dr Solomon's: if the Board of Dr Solomon's approves or recommends a bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50 per cent. of the Dr Solomon's Ordinary Shares then outstanding or all or substantially all the assets of Dr Solomon's, and otherwise on terms which the Board of Dr Solomon's determines in its good faith reasonable judgement to be more favourable to Dr Solomon's stockholders than the Acquisition (after having received the advice of Dr Solomon's independent financial adviser as to the value of the consideration provided for in such proposal) and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Dr Solomon's Board, is reasonably capable of being financed by such third party (a "Dr Solomon's Superior Proposal") and Dr Solomon's shall have paid to Network Associates the break up fee referred to below under the heading "Payment on Termination";

        4. by Network Associates:

             (i) if, prior to the Dr Solomon's shareholders meetings, any proposal for a merger or other business combination, any scheme of arrangement, exchange offer, liquidation, or takeover offer (within the meaning of Section 428 of the Companies Act) involving Dr Solomon's or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest of 15 per cent. or more in any voting securities of or a substantial portion of the assets of Dr Solomon's or any of its subsidiaries, or any other similar transactions the consummation of which could reasonably be expected to prevent or materially impede, interfere with, or delay the Acquisition (a "Dr Solomon's Acquisition Proposal") is commenced, publicly proposed, publicly disclosed or communicated to Dr Solomon's (or the willingness of any person to make a Dr Solomon's Acquisition Proposal is publicly disclosed or communicated to Dr Solomon's) and the Board of Dr Solomon's or any committee thereof shall have withdrawn or modified in a manner adverse to Network Associates its approval or recommendation for the Required Shareholders Vote, and approved or recommended the Dr Solomon's Acquisition Proposal, or resolved to do the foregoing actions;

             (ii) if Dr Solomon's shall have entered into any agreement with respect to any Dr Solomon's Superior Proposal; or

             (iii) if the Effective Date shall not have occurred on or prior to 31 August 1998 other than as a result of a material breach of the Transaction Agreement by Network Associates or as a result of the failure to satisfy the U.S. HSR anti-trust condition in paragraph 3 above (set out in the conditions to be satisfied or waived prior to the Final Hearing) prior to such date (unless such failure shall be the result of a material breach by Dr Solomon's of its obligations contained in the Transaction Agreement).

PAYMENT ON TERMINATION

     1. Dr Solomon's shall promptly pay, or cause to be paid, to Network
Associates:

          (i) U.S. $3,500,000, if the Transaction Agreement is terminated by Dr Solomon's in the circumstances set out in 3 above under the heading "Termination of the Transaction Agreement";

          (ii) U.S. $3,500,000, if the Transaction Agreement is terminated by Network Associates in the circumstances set out in (4)(i) or (ii) above under the heading "Termination of the Transaction Agreement";

          (iii) U.S. $500,000, if the Transaction Agreement is terminated by either Dr Solomon's or Network Associates in the circumstances set out in
     (2)(i) above under the heading "Termination of the Transaction Agreement" (provided that Network Associates is not in material breach of the Transaction Agreement and at the time of the Extraordinary General Meeting there shall have been no material adverse effect on Network Associates) or U.S.$3,500,000 (less any earlier payment) if the Transaction Agreement is so terminated and within the nine month period following any such transaction Dr Solomon's shall consummate a Dr Solomon's Acquisition Proposal or enter into any agreement, understanding or commitment with respect to a Dr Solomon's Acquisition Proposal and such transaction is consummated; or

          (iv) U.S. $3,500,000, if the Transaction Agreement is terminated by Network Associates in the circumstances set out in (4)(iii) above under the heading "Termination of the Transaction Agreement" (provided that Network Associates is not in material breach of the Transaction Agreement and at the time of such termination there shall have been no material adverse effect on Network Associates) and within the nine month period following any such termination Dr Solomon's shall consummate a Dr Solomon's Acquisition Proposal or enter into any agreement, understanding or commitment with respect to a Dr Solomon's Acquisition Proposal and such transaction is consummated.

          In no event shall more than $3,500,000 be payable to Network Associates under the foregoing provisions.

COVENANTS RELATING TO CONDUCT OF BUSINESS

     Dr Solomon's

     Pursuant to the Transaction Agreement, until the earlier of the termination of the Transaction Agreement pursuant to its terms or the Effective Date, Dr Solomon's (and each of its subsidiaries) shall, except to the extent that Network Associates shall otherwise consent in writing or in connection with the transactions contemplated in the Transaction Agreement, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as conducted prior to the date of the Transaction Agreement, pay its debts and taxes when due (subject to good faith disputes over such debts or taxes), pay or perform other material obligations when due (subject to good faith disputes over such debts or taxes), pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers, directors and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

     In addition, without the prior written consent of Network Associates, except in connection with the transactions contemplated by the Transaction Agreement and except as provided in the Dr Solomon's disclosure schedules, Dr Solomon's shall not do any of the following and shall not permit its subsidiaries to do any of the following:

          (a) Make an individual capital expenditure or commitment, or series of related capital expenditures or commitments, exceeding in the aggregate $250,000, except as committed prior to the date of the Transaction Agreement in connection with projects disclosed in Dr Solomon's disclosure schedules;

          (b) Except as required by law or pursuant to the terms of the Group Scheme or 1996 Schemes, waive any stock repurchase rights; accelerate, amend or change the period of exercisability of options or stock subject to repurchase rights, reprice options granted under any employee, consultant or director stock option schemes; or authorize cash payments in exchange for any options granted under any of such schemes;

          (c) Enter into any material partnership arrangements, joint development agreements or strategic alliances;

          (d) Increase the salary, benefits or other compensation (monetary or otherwise) payable or to become payable to any of its officers, directors or employees, or make any declaration, payment or commitment or obligation of any kind for the payment of a bonus or other additional salary or compensation to any such person, except that (i) on an individual-by-individual and not broad basis, Dr Solomon's may take any of the foregoing actions with the prior written consent of Network Associates (not to be unreasonably withheld) and (ii) Dr Solomon's may declare and pay retention bonuses payable to certain employees for staying in the employ of Dr Solomon's so long as such bonuses are announced promptly after the date of the Transaction Agreement, are paid for the period from the Effective Date until 30 September 1998 and do not exceed in the aggregate $350,000;

          (e) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, requirements of existing law, or policies existing, on the date hereof and as previously disclosed in writing to Network Associates; or adopt any new severance plan;

          (f) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to intellectual property rights of Dr Solomon's or enter into grants to future patent rights, in each case other than non-exclusive object code reseller licenses and object code licenses granted to end-users, each in the ordinary course of business;

          (g) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any share capital, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital, except payment of dividends by Dr Solomon's subsidiaries to Dr Solomon's;

          (h) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock option scheme;

          (i) Effect a material change in any of its accounting methods or practices (including any change in revenue recognition, capitalization, depreciation or amortization policies or rates), other than any such change mandated by new or newly effective regulatory or FASB requirements generally applicable to companies of Dr Solomon's industry or size;

          (j) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any share capital or any securities convertible into share capital, or subscriptions, rights, warrants or options to acquire any share capital or any securities convertible into share capital, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, or permit any subsidiary to do any of the foregoing, whether with respect to its own share capital (or securities convertible into same or rights exercisable therefor or otherwise obligating the issuance thereof) or the share capital of Dr Solomon's (or securities convertible into same or rights exercisable therefor or otherwise obligating the issuance thereof) other than the issuance of Dr Solomon Ordinary Shares pursuant to the exercise of stock options therefor outstanding as of the date of the Transaction Agreement;

          (k) Cause, permit or propose any amendments to any constitutional document (or similar governing instruments of any subsidiaries);

          (l) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to do any of the foregoing;

          (m) Sell, lease license (except as permitted by paragraph (g) above), encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Dr Solomon's, except in the ordinary course of business consistent with past practice;

          (n) Make any loan to any person or entity, or incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Dr Solomon's or guarantee any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practices and except for the incurrence of indebtedness (including the guarantee of subsidiary indebtedness) not in excess of $250,000;

          (o) (i) Adopt or (except as specifically contemplated in connection with the Scheme) amend any employee benefit or stock purchase or option scheme, or, (ii) except in the ordinary course of business consistent with past practice, enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees, except, with respect to clause
     (ii), with Network Associates' prior written consent (not to be unreasonably withheld), Dr Solomon's may take in good faith any of the listed actions with respect to existing Dr Solomon's employees on an individual-by-individual and not broad basis;

          (p) Pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

          (q) Amend in any material respect or terminate any material contract of Dr Solomon's, except in the ordinary course of business consistent with past practice and subject to the terms of such material contract and other than non-exclusive object code reseller licences and object code licenses granted to end users, each in the ordinary course of business;

          (r) Waive or release any material right or claim of Dr Solomon's, including any write-off or other compromise of any account receivable of Dr Solomon's other than in the ordinary course of business and consistent with past practices;

          (s) Change in any material respect pricing or royalties set or charged by persons who have licensed intellectual property to Dr Solomon's, in each case, other than in the ordinary course of business and consistent with past practices; or

          (t) Agree in writing or otherwise to take any of the actions described in paragraphs (a) through (s) above.

  Network Associates

     Pursuant to the Transaction Agreement, during the period from the date of the Transaction Agreement and continuing until the earlier of the termination of the Transaction Agreement pursuant to its terms or the Effective Time, Network Associates shall not do any of the following and shall not permit its subsidiaries to do any of the following without the prior written consent of Dr Solomon's (such consent not to be unreasonably withheld):

          (a) effect a material change in its accounting methods or practices (including any change in revenue recognition, capitalization, depreciation or amortization policies or rates), other than any such change mandated by new or newly effective regulatory or FASB requirements generally applicable to companies of Network Associates' industry or size;

          (b) cause, permit or propose any amendments to its certificate of incorporation or bylaws;

          (c) take any action that would be reasonably likely to interfere with Network Associates' ability to account for the Acquisition as a pooling of interests;

          (d) declare, set aside or pay any dividends on or make any distributions in respect of any share capital or cause any split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Network Associates Common Stock), reorganization, recapitulation or other like change with respect to Network Associates Common Stock between the date of the Transaction Agreement and the Effective Date, except for dividends in respect of the Network Associates 3-for-2 Stock Split; or

          (e) acquire or enter into any agreement to acquire a majority of the voting securities or substantially all of the assets of any corporation or other business entity (other than Dr Solomon's), whether by merger, consolidation, stock tender or otherwise; provided, however, that nothing herein shall prevent Network Associates from doing any of the foregoing in this paragraph (e) so long as it does not involve the acquisition of a company whose businesses include providing anti-virus products and which has operations, sales or activities in jurisdictions that would be taken into account in assessing competition issues related to the Acquisition and otherwise until such time as the consideration paid by Network Associates (as determined in good faith by the Board of Network Associates as of the time such acquisition is approved by such Board or as of such other time as such Board may determine) to acquire such voting securities or assets (in any individual case or in the aggregate) shall exceed $400,000,000.

REPRESENTATIONS AND WARRANTIES

     The Transaction Agreement contains representations and warranties by Network Associates and Dr Solomon's relating to a number of matters, including:
(i) the due organization of Network Associates, Dr Solomon's and their respective subsidiaries; (ii) the capital structure of Network Associates and Dr Solomon's; (iii) the authorization, execution, delivery and enforceability of the Transaction Agreement and related matters; (iv) the filing of documents and financial statements by Network Associates and Dr Solomon's with the SEC and the accuracy of information contained therein; (v) the absence of certain material changes; (vi) compliance with laws; (vii) the absence of material litigation;
(viii) intellectual property rights; (ix) brokers' and finders' fees; and (x) the ability to account for the Acquisition as a pooling of interests.

     In addition, the Transaction Agreement contains representations and warranties by Dr Solomon's relating to a number of additional matters, including: (i) the obligations with respect to capital stock of Dr Solomon's;
(ii) taxes, tax returns and tax deficiencies; (iii) the absence of certain changes or events; (iv) restrictions on business activities; (v) employees; (vi) employee benefit plans; (vii) environmental matters and environmental permits;
(viii) delivery of accurate Dr Solomon's source code to be held in escrow; (ix) certain interests; (x) insurance; (xi) opinion of financial adviser; (xii) the accuracy of information in this document; and (xiii) the disclosure of certain other information relating to Network Associates.

     The Transaction Agreement also contains representations and warranties by Network Associates relating to the valid issuance of Network Associates Common Stock pursuant to the Transaction Agreement.

NO SOLICITATION

     Pursuant to the Transaction Agreement, Dr Solomon's and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors or employees or any investment banker, attorney or other advisor or representative of Dr Solomon's or any of its subsidiaries to, (i) solicit, initiate or encourage the submission of any Dr Solomon's Acquisition Proposal (as defined in paragraph 4(i) above under the heading "Termination of the Transaction Agreement"), (ii) enter into any agreement with respect to any Dr Solomon's Acquisition Proposal (other than a confidentiality agreement to the extent information is permitted to be furnished to any person as provided below), or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Dr Solomon's Acquisition Proposal; provided that the foregoing is subject to the fiduciary obligations of the Board of Dr Solomon's and their obligations under the City Code (with all such obligations being determined in good faith by the Board based on advice of outside counsel) to the extent that such obligations require the Board to take any action otherwise prohibited by clause (ii) or (iii) above. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any executive officer of Dr Solomon's or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Dr Solomon's or any of its subsidiaries, acting on behalf of Dr Solomon or any of its subsidiaries, shall be deemed to be a breach of the Transaction Agreement by Dr Solomon's.

     Pursuant to the Transaction Agreement, the Board of Dr Solomon's shall not
(i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Network Associates, the approval or recommendation by such Board for the Required Shareholders' Vote (except if, in the exercise of its fiduciary obligations (with such exercise of fiduciary duties being determined in good faith by the Dr Solomon's Board based on the advice of outside counsel), it determines that it can no longer maintain such approval or recommendation), (ii) approve or recommend, or propose to approve or recommend, any Dr Solomon's Acquisition Proposal or (iii) enter into any agreement with respect to any Dr Solomon's Acquisition Proposal (other than a confidentiality agreement to the extent information is permitted to be furnished to any person as provided below). Notwithstanding the foregoing, in the event the Board of Dr Solomon's receives a Dr Solomon's Acquisition Proposal prior to obtaining the Required Shareholders Vote that, in the exercise of its fiduciary obligations (with such exercise of fiduciary duties being determined in good faith by the Dr Solomon's Board based on the advice of outside counsel), it determines to be a Dr Solomon's Superior Proposal, the Dr Solomon's Board may (subject to the following sentences) withdraw or modify its approval or recommendation for the Required Shareholders Vote, enter into an agreement with respect to such Dr Solomon's Superior Proposal or terminate the Transaction Agreement, in each case at any time after the third business day following Network Associates' receipt of written notice advising Network Associates that the Board has received a Dr Solomon's Superior Proposal, summarizing in reasonable detail the material terms and conditions of such Dr Solomon's Superior Proposal and identifying the person making such Dr Solomon's Superior Proposal.

     Dr Solomon's promptly shall advise Network Associates orally and in writing of any Dr Solomon's Acquisition Proposal or any inquiry with respect to which Dr Solomon's believes could reasonably lead to any Dr. Solomon's Acquisition Proposal. Dr Solomon's will keep Network Associates informed in all material respects of the status and details of any such Dr Solomon's Acquisition Proposal or inquiry.

     Notwithstanding anything to the contrary above, Dr Solomon's will not provide any non-public information to a third party unless: (A)(i)(1) Dr Solomon's provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information of Dr Solomon's as restrictive as such terms in the agreement dated 1 May 1998, between Dr Solomon's and Network Associates or (2) such non-public information has previously been delivered or made available to Network Associates, and (ii) as provided upon proper request under Rule 20.2 of the City Code; or (B) the Panel requires otherwise.

                                   APPENDIX 2

                          INFORMATION ON DR SOLOMON'S

A. DESCRIPTION OF BUSINESS OF DR SOLOMON'S

DR SOLOMON'S ANTI-VIRUS TOOLKIT

     Dr Solomon's Anti-Virus Toolkit is a family of anti-virus software programs that detect, identify and eradicate a wide variety of computer viruses, while minimising false alarms, maximising speed of operation and minimising obtrusiveness in use of system resources. The Toolkit virus scanners are available for most PC operating system platforms, including DOS, OS/2, Windows 3.x, Windows 95, Windows NT, NetWare, Apple Macintosh and SCO UNIX. Over the last year, Dr Solomon's has also developed virus scanners specifically addressing virus problems in e-mail (MailGuard), Lotus Domino and Microsoft Exchange.

     Toolkit programs are available for use both by individual PC users and by corporate customers on either servers or workstations. Each program in the Toolkit can be licensed individually. The Toolkit comprises the following main programs:

     - FINDVIRUS(TM) is an on-demand scanner that searches a computer's memory, boot sector, partition tables, files and disks for particular pieces of foreign computer code that are known to be viruses. Using Dr Solomon's Generic Decryption Engine(TM) and Advanced Heuristic Analyzer(TM), FindVirus searches for known and new viruses, including complex encrypted and polymorphic viruses. The most recent version of FindVirus can detect and identify more than 19,000 known viruses and, using heuristics, an estimated 80 per cent. of unknown viruses. FindVirus scans recursively inside compressed and archived files, supporting versions of the most widely used compression formats, including PKZip, ARJ, ARC, ICE, PKLite, LZExe, LZH, DIET and CryptCom. FindVirus can also repair, overwrite and delete infected files and generate reports of its findings. Using the Toolkit's scheduling facility, users can program FindVirus to execute periodically without user intervention. FindVirus is available in 32-bit or 16-bit code.

     - VIRUSGUARD(TM) is a terminate-and-stay-resident program for DOS-based personal computers that provides constant background virus protection. After scanning a computer system's memory, boot sector, partition tables and system files for known and unknown viruses, VirusGuard becomes resident in the system's memory and monitors all program load and file open requests, checking files as they are copied or executed ("on-access" scanning), including files being downloaded from the Internet or online bulletin boards. VirusGuard requires only 9 Kbytes of memory, minimising its use of scarce system resources and its impact on a user's operations.

     - WINGUARD(TM) offers similar functionality to VirusGuard for PCs using the Windows 3.x or Windows 95 operating systems and operates using virtual device driver technology. Dr Solomon's also offers similar programs for other operating systems platforms, including WinGuard for Windows NT, File Access Monitor in the Toolkit for NetWare, and MacGuard(TM) for the Apple Macintosh.

     - VIVERIFY(TM) is a checksummer that detects changes in executable files that may have been caused by viruses.

     The Toolkit virus scanning drivers are updated monthly to provide for the detection and eradication of recently discovered viruses. Toolkit customers are provided with monthly or quarterly update disks, either directly from Dr Solomon's or from Dr Solomon's distributors and resellers. Dr Solomon's currently provides updates electronically to retail product users in the United States and is currently testing software to extend this capability to corporate users in its major geographical markets.

     The Toolkit is available in seven European languages and variations of some of the Toolkit programs are available in Japanese. The Toolkit comes complete with both on-line and paperback versions of Dr Solomon's Virus Encyclopaedia, which describes in detail hundreds of viruses. New versions of the Toolkit programs are released on a regular basis to provide new features and product enhancements.

     The Toolkit programs may be licensed for periods of one, two or three years, with a choice of receiving updates either on CD or on disk on a quarterly or monthly basis. License fees are based upon the number of users and servers and are generally paid in full upon the execution of each license. Updates and technical support are offered over the term of each license at no additional charge to the initial license fee.

     Dr Solomon's also sells "boxed product" versions of the Toolkit, both for single-users and as boxed licenses. Purchasers of boxed-products can elect to receive monthly or quarterly updates and have access to technical support personnel.

     In 1997 Dr Solomon's introduced versions of its products aimed specifically at the single user for purchase through retail outlets. HomeGuard(TM) is sold in the United Kingdom, and in certain other international markets. In the United States, Dr Solomon's Anti-Virus was introduced in March 1997 and a Deluxe version has recently been launched.

     In October 1997 Dr Solomon's acquired the rights to the Virex(TM) product, the technology leader in Macintosh virus protection, incorporating patented Speedscan and Scan-at-Download technology.

RESEARCH AND PRODUCT DEVELOPMENT

     Since its inception, Dr Solomon's has made substantial investments in research and product development. Dr Solomon's research and product development efforts are focused on (i) updating its products to respond to the development and proliferation of new computer viruses, (ii) updating its products to respond to changes in operating systems platforms, (iii) improving the performance of its products and developing new product features and enhancements and (iv) developing new products.

     To respond to the discovery of new viruses, Dr Solomon's releases new versions of its anti-virus software programs on a monthly basis. Some types of new viruses can be accommodated simply by including the "signature" or "fingerprint" of the new virus within the Toolkit's virus scanning drivers, while other types of new viruses require the development of new methods to search for the virus. The latter process requires Dr Solomon's to modify all the virus scanning and repair programs in the various versions of the Toolkit, test them, master the CD and disk sets and conduct final quality control testing of the master disks prior to duplication of customer update disks and CDs.

     Dr Solomon's also frequently updates its products to respond to changes in operating system platforms. Since anti-virus software products interact with operating systems at a very low level, Dr Solomon's must carefully monitor changes to operating system platforms and respond quickly to such changes. Many viruses operate at the very heart of computer operating systems and invoke very low-level controls of computer hardware components. In order to combat viruses, anti-virus technologists must similarly function at very low levels. Such specialised expertise differs from that required to write typical PC application programs.

     Some recent developments in the products include:-

  Trojan Horse detection and repair

     FindVirus now detects and disinfects more than 500 Trojan Horse programs. These programs can steal passwords, screen names and other personal information from online users.

  Management Edition

     The installation and management of anti-virus software across networks has been improved by Dr Solomon's introduction of Management Edition. The latest version allows management of Windows 3.x, Windows 95 and NT computers and NetWare servers.

OTHER PRODUCTS AND SERVICES

     During the course of its development, Dr Solomon's has been involved in various sectors of the PC security market. In recent years, it has focused more closely on its anti-virus products and services. The other products and services, some of which are complementary to the anti-virus products, represented less than 5 per cent. of Dr Solomon's revenue for the year ended 31 May 1997. Dr Solomon's believes that increased profitability can be achieved through growth in sales of the Audit, netOctopus and Support Software products. Dr Solomon's will continue to investigate new product opportunities.

  Audit

     Dr Solomon's Audit is a software and hardware management system that permits system administrators to monitor software packages installed on individual PCs, and the hardware configuration of those PCs, throughout an organisation, thereby recording where hardware is installed and helping systems administrators ensure that software is correctly and efficiently licensed. Audit's Software Package Library(TM), which is updated quarterly, enables Audit to identify many common software packages and is customisable by users. Audit is marketed in Europe and Chile. The rights for Audit were acquired from Performance Publishing Limited in November 1997, Dr Solomon's having previously marketed the product under exclusive license.

  Support Software

     Dr Solomon's Support Software is an automated helpdesk system that enables a customer's support staff to log and track telephone enquiries more effectively. Support Software permits users to store and retrieve solutions to frequently asked questions and to generate flexible reports on service department operations. Users can customise Support Software to particular applications in various industries.

  netOctopus

     Dr Solomon's netOctopus is a network and system administration solution for Apple Macintosh. It enables administrators to install, configure and update a wide variety of software and to conduct both hardware and software audits on Apple Macintosh computers from a central desktop.

  Consultancy Services and Seminars

     Dr Solomon's assists certain corporate customers in installing and updating their anti-virus products and in formulating and implementing general security and anti-virus strategies plus dealing with virus outbreaks. Dr Solomon's also sponsors a Live Virus Workshop, which gives users hands-on experience in dealing with virus outbreaks.

CUSTOMERS

     Dr Solomon's sales and marketing efforts are targeted primarily at medium and large corporate customers, although Dr Solomon's also sells and markets its products to small businesses and individual PC users. Dr Solomon's currently licenses the Toolkit to more than 100,000 customers across all sectors of business.

EMPLOYEES

     As at 30 April 1998, Dr Solomon's had 550 employees, of whom 374 were located in Aylesbury, Buckinghamshire, England, 110 were located in Burlington, Massachusetts and in Raleigh, North Carolina, 58 were located in Hamburg and Munich, Germany and 8 were located in Melbourne and Sydney, Australia. As at that date, 184 of Dr Solomon's employees were engaged in sales and marketing activities, 134 in product development and testing, 105 in technical support, 50 in operations and 77 in administration, management information systems and finance.

     Dr Solomon's employees are not party to any collective bargaining agreements and Dr Solomon's believes that its relations with its employees are generally good. Most of Dr Solomon's employees are participants in one or more of Dr Solomon's Share Option Schemes and many of Dr Solomon's managers, sales staff and software developers are eligible to receive bonuses under performance bonus schemes. Dr Solomon's believes that its future success will depend in part upon its ability to continue to attract, retain and motivate qualified technical, sales and managerial personnel. Although the competition for such personnel in the software industry is intense, the geographic location of the main development team in Aylesbury mitigates the risk of direct competition for such staff.

B. FINANCIAL INFORMATION ON DR SOLOMON'S

NATURE OF THE FINANCIAL INFORMATION

     The financial information contained in this Part B, and in Part B of Appendix 4 of this document, does not constitute statutory accounts within the meaning of Section 240 of the Companies Act.

     Such financial information relating to S&S International (the former holding company of Dr Solomon's businesses) for the two financial years ended 31 May 1995 has been extracted without audit from the published reports and audited consolidated financial statements of S&S International for the two financial years ended 31 May 1995. The financial information relating to S&S International for the period 1 June 1995 to 6 February 1996 (the date of the management buyout) and the financial information relating to Dr Solomon's for the period 7 February 1996 to 31 May 1996 and the financial year ended 31 May 1997 has been extracted without audit from the published reports and audited consolidated financial statements of S&S International and Dr Solomon's respectively for such periods. S&S International's auditors and Dr Solomon's auditors, respectively, have made a report under Section 235 of the Companies Act 1985 on the financial statements for the two periods ended 31 May 1995 and the period 1 June 1995 to 6 February 1996 (in respect of S&S International) and 7 February 1996 to 31 May 1996 and the financial year ended 31 May 1997 (in respect of Dr Solomon's) and statutory accounts have been delivered to the Registrar in respect of each of those periods. Each such report was unqualified and did not contain a statement under Section 237(2) to (4) of the Companies Act 1985.

     Such financial information relating to Dr Solomon's for the three quarterly periods ended 31 August 1997, 30 November 1997 and 28 February 1998 has been extracted without audit from Dr Solomon's filings with the Commission on Forms 6-K for those periods.

BASIS OF PRESENTATION

     The consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. See
Note 22 to the audited consolidated financial statements. The consolidated financial statements include the accounts of Dr Solomon's and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. The results of operations for the nine months ended 28 February 1998 are not necessarily indicative of the results to be expected for the full year or for any future periods. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements contained in Dr Solomon's Annual Report on Form 20-F for the year ended 31 May 1997 filed with the Commission on 6 October 1997. The balance sheet information contained in this Part B does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

PUBLICLY AVAILABLE INFORMATION

     Additional financial and other information for Dr Solomon's can be obtained from Dr Solomon's reports filed pursuant to the Exchange Act. The information contained herein is qualified in its entirety by reference to Dr Solomon's Annual Report on Form 20-F for the year ended 31 May 1997 and Dr Solomon's Quarterly Reports on Forms 6-K for the three quarters ended 28 February 1998. Dr. Solomon's reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission, 7 World Trade Center, Suite 1300, New York, NY 10048; and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

            UNAUDITED INTERIM CONSOLIDATED PROFIT AND LOSS ACCOUNTS
        FOR THE NINE MONTHS ENDED 28 FEBRUARY 1997 AND 28 FEBRUARY 1998

                                                                  NINE MONTHS ENDED
                                                            ------------------------------
                                                            28 FEBRUARY       28 FEBRUARY
                                                                1997              1998
                                                            ------------      ------------
                                                                     (UNAUDITED)
                                                             POUNDS STERLING IN THOUSANDS
                                                               (EXCEPT PER SHARE DATA)
TURNOVER..................................................      25,432             41,535
Cost of sales.............................................      (5,230)            (9,481)
                                                             ---------         ----------
Gross profit..............................................      20,202             32,054
Distribution costs........................................      (2,749)            (4,863)
Administrative expenses...................................     (11,402)           (17,589)
                                                             ---------         ----------
OPERATING PROFIT..........................................       6,051              9,602
Interest receivable.......................................         396              1,118
Interest payable..........................................        (925)                --
                                                             ---------         ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION.............       5,522             10,720
Tax on profit on ordinary activities......................      (2,436)            (3,796)
                                                             ---------         ----------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION..............       3,086              6,924
                                                             ---------         ----------
Other finance charges in respect of non-equity shares.....        (700)                --
                                                             ---------         ----------
RETAINED PROFIT FOR THE FINANCIAL PERIOD..................       2,386              6,924
                                                             =========         ==========
Profit per ordinary share based on 55,310,000 ordinary
  shares..................................................                     12.5 pence
Profit per ordinary share based on 43,367,454 ordinary
  shares..................................................   5.5 pence
                                                             =========         ==========

     All amounts derive from continuing operations

The accompanying notes are an integral part of these interim consolidated profit and loss accounts.

                             DR SOLOMON'S GROUP PLC

        NOTES TO UNAUDITED INTERIM CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE NINE MONTHS ENDED 28 FEBRUARY 1997 AND 28 FEBRUARY 1998

1. BASIS OF PREPARATION

     In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments, consisting solely of adjustments of a normal recurring nature, necessary to present fairly the results of operations for the periods presented.

     References to "Company" throughout the unaudited interim consolidated financial statements are references to Dr Solomon's Group PLC and its subsidiaries.

2. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN THE UNITED KINGDOM AND THE UNITED STATES

     The approximate effects of the differences between U.K. GAAP and U.S. GAAP on net income, shareholders' equity and total assets are as follows:

                                                                    NINE MONTHS ENDED
                                                              -----------------------------
                                                              28 FEBRUARY       28 FEBRUARY
                                                                  1997             1998
                                                              -----------       -----------
                                                                       (UNAUDITED)
                                                              POUNDS STERLING IN THOUSANDS
                                                                 (EXCEPT PER SHARE DATA)
NET INCOME/(LOSS)
Profit on ordinary activities after taxation (U.K. GAAP)....         3,086           6,924
Items (decreasing)/increasing net income:
Amortisation of goodwill and intangible assets..............        (8,069)         (7,706)
Amortisation of preference share redemption premium.........          (700)             --
Recognition of deferred tax asset...........................           182             931
Compensation expense........................................       (19,808)             --
                                                              ------------       ---------
Net (loss)/income (U.S. GAAP)...............................       (25,309)            149
                                                              ------------       ---------
Net income per ordinary share based on 55,310,000 ordinary
  shares....................................................                     0.3 pence
                                                                                 =========
Net loss per ordinary share based on 47,549,231 ordinary
  shares....................................................  (53.2) pence
                                                              ============

                             DR SOLOMON'S GROUP PLC

                 AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                         S & S INTERNATIONAL                  COMPANY
                                     ---------------------------   ------------------------------
                                                       1 JUNE       7 FEBRUARY
                                      YEAR ENDED     1995 UNTIL     1996 UNTIL        YEAR ENDED
                                        31 MAY       6 FEBRUARY       31 MAY            31 MAY
                              NOTE       1995           1996           1996              1997
                              ----   ------------   ------------   ------------      ------------
                                                     POUNDS STERLING IN THOUSANDS
                                                       (EXCEPT PER SHARE DATA)
TURNOVER....................  2..       11,308         12,267            8,631            37,217
Cost of sales...............            (2,324)        (2,547)          (1,873)           (7,976)
                                        ------         ------       ----------        ----------
Gross Profit................             8,984          9,720            6,758            29,241
Distribution costs..........            (1,109)        (1,283)            (493)           (4,028)
Administration expenses
  (including an exceptional
  charge of L125,000 in
  1995).....................            (6,768)        (6,790)          (4,553)          (16,100)
Other operating income......                27             12                8                --
                                        ------         ------       ----------        ----------
OPERATING PROFIT............  2, 4       1,134          1,659            1,720             9,113
Interest receivable.........               118            124               44               724
Interest payable............    5           --             --             (688)             (929)
                                        ------         ------       ----------        ----------
PROFIT ON ORDINARY
  ACTIVITIES BEFORE
  TAXATION..................             1,252          1,783            1,076             8,908
Tax on profit on ordinary
  activities................    6         (600)          (798)            (555)           (3,650)
                                        ------         ------       ----------        ----------
PROFIT ON ORDINARY
  ACTIVITIES AFTER
  TAXATION..................               652            985              521             5,258
Equity dividends............  7..         (955)          (950)              --                --
Other finance charges in
  respect of non-equity
  shares....................                --             --             (467)             (700)
                                        ------         ------       ----------        ----------
RETAINED (LOSS)/PROFIT FOR
  THE FINANCIAL PERIOD......   16         (303)            35               54             4,558
                                        ======         ======       ==========        ==========
Earnings per ordinary share
  based on 32,400,000
  ordinary shares...........                                        0.17 pence
                                                                    ==========
Earnings per ordinary share
  based on 46,353,091
  ordinary shares...........                                                          9.83 pence
                                                                                      ==========

     All amounts derive from continuing operations

  The accompanying notes are an integral part of these consolidated financial statements.

                             DR SOLOMON'S GROUP PLC

                       AUDITED CONSOLIDATED BALANCE SHEET
                               AS AT 31 MAY 1997

                                                                          31 MAY
                                                              NOTE         1997
                                                              ----    ---------------
                                                                      POUNDS STERLING
                                                                       IN THOUSANDS
FIXED ASSETS
Tangible assets.............................................    8           2,676
                                                                          -------
CURRENT ASSETS
Stocks......................................................    9             613
Debtors.....................................................   10          12,264
Investments.................................................                    7
Cash at bank and in hand....................................               25,437
                                                                          -------
                                                                           38,321
Creditors: amounts falling due within one year..............   11         (25,707)
                                                                          -------
Net current assets..........................................               12,614
                                                                          -------
Total assets less current liabilities.......................               15,290
Creditors: amounts falling due after more than one year.....   11          (3,584)
Provisions for liabilities and charges......................   12             (42)
                                                                          -------
                                                                           11,664
                                                                          =======
CAPITAL AND RESERVES
Call up share capital.......................................   13             553
Share premium account.......................................   14          35,855
Other reserves..............................................   15         (29,356)
Profit and loss account.....................................   16           4,612
                                                                          -------
Equity shareholders' funds..................................               11,664
                                                                          =======

  The accompanying notes are an integral part of these consolidated financial statements.

                             DR SOLOMON'S GROUP PLC

                    AUDITED CONSOLIDATED CASH FLOW STATEMENT
                         FOR THE YEAR ENDED 31 MAY 1997

                                                                        YEAR ENDED
                                                                          31 MAY
                                                              NOTE         1997
                                                              ----    ---------------
                                                                      POUNDS STERLING
                                                                       IN THOUSANDS
Net cash inflow from operating activities...................   17          14,028
                                                                          -------
Returns on investments and servicing of finance
Interest received...........................................                  724
Interest paid...............................................                 (929)
                                                                          -------
Net cash outflow from returns on investments and servicing
  of finance................................................                 (205)
                                                                          -------
Taxation
Corporation tax paid (including advance corporation tax)....               (1,904)
                                                                          -------
Capital expenditure and financial investment
Payments to acquire tangible fixed assets...................               (2,466)
Receipt from sale of tangible fixed assets..................                   19
                                                                          -------
Net cash outflow from capital expenditure and financial
  investment................................................               (2,447)
                                                                          -------
Net cash inflow before use of liquid resources and
  financing.................................................                9,472
Management of liquid resources
Cash on deposit.............................................   18         (17,000)
                                                                          -------
Financing
Issue of ordinary share capital.............................               36,084
Repayment of preference share capital.......................               (7,293)
Payment of preference share premium.........................               (1,167)
Repayment of borrowings.....................................   18         (16,943)
                                                                          -------
Net cash inflow from financing..............................               10,681
                                                                          -------
Increase in cash............................................   18           3,153
                                                                          =======

  The accompanying notes are an integral part of these consolidated financial statements.

                             DR SOLOMON'S GROUP PLC

             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United Kingdom ("U.K. GAAP").

     References to "Company" throughout the consolidated financial statements are to Dr Solomon's Group PLC and its subsidiaries. References to "S&S International" are to its predecessors S&S International Limited, and its subsidiaries.

  BUSINESS

     The Company develops, markets and supports anti-virus software programs for personal computers and PC networks. The Company's products provide effective and easy to use software solutions to the risks posed by the proliferation of new and increasingly sophisticated types of computer viruses. The Company's principal product line is the "Dr Solomon's Anti-Virus Toolkit" family of software programs (the "Toolkit").

  CONSOLIDATION AND GOODWILL

     The consolidated financial statements include the accounts of both the Company and S&S International for the periods specified. The difference between consideration payable for the acquisition of interests in subsidiary companies and the fair value of the assets acquired is written off directly to reserves in the year of acquisition.

  ACCOUNTING CONVENTION

     The financial statements are prepared under the historical cost convention.

  FIXED ASSETS

     The cost of acquired fixed assets includes the purchase cost, together with any incidental expenses of acquisition. The cost of purchased software is capitalized and amortized from the implementation date over its estimated useful economic life. The cost of software developed for internal use is expensed in the period in which the cost is incurred.

     Depreciation of fixed assets is provided on a straight line basis over the estimated useful lives of the respective assets, as follows:

Short leasehold property and      Over the remaining term of the lease
improvements
Motor vehicles                    Over 4 years
Fixtures, fittings and equipment  Between 2 and 5 years
Software                          Between 2 and 3 years

  DEFERRED TAXATION

     Deferred taxation is provided on timing differences, arising from the different treatment of items for accounts and taxation purposes, which are expected to reverse in the future, calculated at rates at which it is estimated that tax will arise.

                             DR SOLOMON'S GROUP PLC

  FOREIGN EXCHANGE

     Profit and loss accounts in foreign currencies are translated into sterling at the average rates of exchange prevailing for the relevant financial period. Monetary assets and liabilities denominated in foreign currencies at the period end are translated into sterling at the rate prevailing at the balance sheet date. These differences are dealt with in the profit and loss account. Exchange differences arising on the translation of the net investment in foreign subsidiaries are dealt with as adjustments to reserves.

  ACCOUNTING ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Accounting estimates have been employed in these consolidated financial statements to determine reported amounts, including realizability of debtors and other assets and the useful lives of fixed assets. Actual results could differ from those estimated.

  REVENUE RECOGNITION

     The Company recognizes revenues from product licenses and update services (both of which include post-contract support) on a straight-line basis over the term of the contracted service (usually one, two or three years in the case of product licenses and one year in the case of update services).

     The Company recognizes 50 per cent. of the revenues from the sale of boxed products which include an update service at the time of sale and the remaining 50 per cent. evenly over the term of the update service (including post-contract support) included in a sale (normally one year). For those boxed products not including an update service, revenue is recognised at time of sale.

  RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

     Research and development expenditure and software development costs are charged to the profit and loss account as incurred. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Subsequent costs to the point at which the product is ready for general release have not been significant and none of these costs have been capitalized.

  EARNINGS PER SHARE

     Earnings per share have not been computed for periods which relate to S&S International, as such information is not considered meaningful for a period over period comparison due to the different capital structure of S&S International as compared to the Company.

     Earnings per share are based upon the weighted average number of ordinary shares in issue throughout the period and are calculated on the profit on ordinary activities, after taxation and after other finance charges in respect of non-equity shares, but before equity dividends.

2. ANALYSIS OF TURNOVER, OPERATING PROFIT/(LOSS) AND NET ASSETS/(LIABILITIES)

     Turnover represents amounts derived from product licenses, sales of boxed-products and providing updates to boxed-products, and royalty income.

                             DR SOLOMON'S GROUP PLC

     The geographical analysis of turnover by destination of sales is as follows:-

                                                  S&S INTERNATIONAL          COMPANY
                                                 -------------------   -------------------
                                                  YEAR      1 JUNE     7 FEBRUARY    YEAR
                                                 ENDED    1995 UNTIL   1996 UNTIL   ENDED
                                                 31 MAY   6 FEBRUARY     31 MAY     31 MAY
                                                  1995       1996         1996       1997
                                                 ------   ----------   ----------   ------
                                                       POUNDS STERLING IN THOUSANDS
United Kingdom.................................   8,570      7,799       5,662      22,404
United States..................................     228        953         295       4,434
Germany........................................     768      1,148         795       3,237
Rest of the World..............................   1,742      2,367       1,879       7,142
                                                 ------     ------       -----      ------
                                                 11,308     12,267       8,631      37,217
                                                 ======     ======       =====      ======

     The geographical analysis of turnover, operating profit/(loss) and net assets/(liabilities) by origin of sales is as follows:

                                                  S&S INTERNATIONAL          COMPANY
                                                 -------------------   -------------------
                                                  YEAR      1 JUNE     7 FEBRUARY    YEAR
                                                 ENDED    1995 UNTIL   1996 UNTIL   ENDED
                                                 31 MAY   6 FEBRUARY     31 MAY     31 MAY
                                                  1995       1996         1996       1997
                                                 ------   ----------   ----------   ------
                                                       POUNDS STERLING IN THOUSANDS
TURNOVER
United Kingdom.................................  10,876     10,992       7,520      29,546
United States..................................      18        376         459       4,434
Germany........................................     414        899         652       3,237
                                                 ------     ------       -----      ------
                                                 11,308     12,267       8,631      37,217
                                                 ======     ======       =====      ======
OPERATING PROFIT/(LOSS)
United Kingdom.................................   1,647      2,478       2,071      10,099
United States..................................    (215)      (839)       (447)     (1,546)
Germany........................................    (298)        20          96         560
                                                 ------     ------       -----      ------
                                                  1,134      1,659       1,720       9,113
                                                 ======     ======       =====      ======

                                                            COMPANY
                                                        ---------------
                                                            31 MAY
                                                             1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
NET ASSETS/(LIABILITIES)
United Kingdom........................................       43,984
United States.........................................       (3,032)
Germany...............................................           79
                                                            -------
                                                             41,031
Less goodwill arising on acquisitions.................      (29,367)
                                                            -------
                                                             11,664
                                                            =======

                             DR SOLOMON'S GROUP PLC

                                                            COMPANY
                                                        ---------------
                                                            31 MAY
                                                             1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
IDENTIFIABLE NET ASSETS/(LIABILITIES)
United Kingdom........................................      14,617
United States.........................................      (3,032)
Germany...............................................          79
                                                            ------
                                                            11,664
                                                            ======

3. INFORMATION REGARDING EMPLOYEES

                                                   S&S INTERNATIONAL          COMPANY
                                                  -------------------   -------------------
                                                   YEAR      1 JUNE     7 FEBRUARY    YEAR
                                                  ENDED    1995 UNTIL   1996 UNTIL   ENDED
                                                  31 MAY   6 FEBRUARY     31 MAY     31 MAY
                                                   1995       1996         1996       1997
                                                  ------   ----------   ----------   ------
                                                   NO.        NO.          NO.        NO.
AVERAGE NUMBER OF PERSONS EMPLOYED
United Kingdom..................................     136       175          198        250
United States...................................       1        11           13         38
Germany.........................................       8        10           11         20
                                                  ------     -----        -----      -----
                                                     145       196          222        308
                                                  ======     =====        =====      =====

                                                        POUNDS STERLING IN THOUSANDS
STAFF COSTS DURING THE YEAR (INCLUDING
  DIRECTORS)
Wages and salaries..............................   3,337     3,276        2,147      8,620
Social security costs...........................     415       343          200        856
Pension costs...................................     250        66           64        195
                                                  ------     -----        -----      -----
                                                   4,002     3,685        2,411      9,671
                                                  ======     =====        =====      =====

4. OPERATING PROFIT

                                                   S&S INTERNATIONAL          COMPANY
                                                  -------------------   -------------------
                                                   YEAR      1 JUNE     7 FEBRUARY    YEAR
                                                  ENDED    1995 UNTIL   1996 UNTIL   ENDED
                                                  31 MAY   6 FEBRUARY     31 MAY     31 MAY
                                                   1995       1996         1996       1997
                                                  ------   ----------   ----------   ------
                                                        POUNDS STERLING IN THOUSANDS
OPERATING PROFIT IS AFTER CHARGING:
Depreciation of owned assets....................    916       898          470       1,705
Rentals under operating leases
  Land and buildings............................    356       207          140         464
  Cars..........................................     14        46           25         166
  Equipment.....................................     11        22            8          25
Auditors' remuneration
  Audit fees....................................     20        26           10          42
  Other services (U.K.).........................     19        19            8          47
Hire of equipment...............................     23        20            7          30
Research & Development..........................    660       539          432       4,014
                                                  =====       ===          ===       =====

                             DR SOLOMON'S GROUP PLC

 5. INTEREST PAYABLE

                                                  S&S INTERNATIONAL            COMPANY
                                               -----------------------   -------------------
                                                              1 JUNE
                                                               1995      7 FEBRUARY    YEAR
                                               YEAR ENDED     UNTIL      1996 UNTIL   ENDED
                                                 31 MAY     6 FEBRUARY     31 MAY     31 MAY
                                                  1995         1996         1996       1997
                                               ----------   ----------   ----------   ------
                                                       POUNDS STERLING IN THOUSANDS
Investor loan stock..........................      --           --          462        487
Bank loans...................................      --           --          156        336
Vendor loan notes............................      --           --           70        106
                                                  ---          ---          ---        ---
                                                   --           --          688        929
                                                  ===          ===          ===        ===

 6. TAX ON PROFIT ON ORDINARY ACTIVITIES

                                                  S&S INTERNATIONAL            COMPANY
                                               -----------------------   -------------------
                                                              1 JUNE
                                                               1995      7 FEBRUARY    YEAR
                                               YEAR ENDED     UNTIL      1996 UNTIL   ENDED
                                                 31 MAY     6 FEBRUARY     31 MAY     31 MAY
                                                  1995         1996         1996       1997
                                               ----------   ----------   ----------   ------
                                                       POUNDS STERLING IN THOUSANDS
United Kingdom corporation tax at 33%........     600          835          555       3,465
Overseas tax.................................      --           --           --         250
Adjustments in respect of prior periods......      --          (37)          --         (65)
                                                  ---          ---          ---       -----
                                                  600          798          555       3,650
                                                  ===          ===          ===       =====

     The high rates of effective taxation are due primarily to the losses incurred in the US which could not be offset against U.K. profits for taxation purposes and to the accelerated depreciation policy relating to fixed assets compared to allowances for taxation purposes, for which no deferred tax asset is recognised in accordance with U.K. GAAP.

     There are no deferred tax liabilities, provided or unprovided at 31 May
1997.

 7. EQUITY DIVIDENDS

     The total equity dividends during the period 1 June 1995 until 6 February 1996 in S&S International was L950,000, by way of a scrip issue of 948,353 L1 deferred ordinary shares and 50,000 $0.05 ordinary shares
     (1995 -- L955,000 cash dividend).

                                                  S&S INTERNATIONAL            COMPANY
                                               -----------------------   -------------------
                                                              1 JUNE
                                                               1995      7 FEBRUARY    YEAR
                                               YEAR ENDED     UNTIL      1996 UNTIL   ENDED
                                                 31 MAY     6 FEBRUARY     31 MAY     31 MAY
                                                  1995         1996         1996       1997
                                               ----------   ----------   ----------   ------
                                                       POUNDS STERLING IN THOUSANDS
Equity dividends.............................     955          950           --         --
                                                  ===          ===          ===        ===

                             DR SOLOMON'S GROUP PLC

 8. TANGIBLE FIXED ASSETS

                                                   SHORT
                                                 LEASEHOLD                FIXTURES,
                                                 PROPERTY &     MOTOR     FITTINGS &
                                                IMPROVEMENTS   VEHICLES   EQUIPMENT    TOTAL
                                                ------------   --------   ----------   -----
                                                        POUNDS STERLING IN THOUSANDS
COST
At 1 June 1996................................      683          125        3,923      4,731
Effect of exchange rate movements.............       --           --          (63)       (63)
Additions.....................................       82           --        2,384      2,466
Disposals.....................................       --          (36)         (12)       (48)
                                                    ---          ---        -----      -----
At 31 May 1997................................      765           89        6,232      7,086
                                                    ---          ---        -----      -----
ACCUMULATED DEPRECIATION
At 1 June 1996................................      227           65        2,472      2,764
Effect of exchange rate movements.............       --           --          (26)       (26)
Charge for the year...........................      174           23        1,508      1,705
Disposals.....................................       --          (23)         (10)       (33)
                                                    ---          ---        -----      -----
At 31 May 1997................................      401           65        3,944      4,410
                                                    ---          ---        -----      -----
NET BOOK VALUE
At 31 May 1997................................      364           24        2,288      2,676
                                                    ===          ===        =====      =====

 9. STOCKS

                                                          31 MAY 1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
Raw materials.........................................          4
Goods for resale......................................        609
                                                              ---
                                                              613
                                                              ===

10. DEBTORS

                                                          31 MAY 1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
Trade debtors.........................................      11,086
Other debtors.........................................         111
Prepayments and accrued income........................       1,067
                                                            ------
                                                            12,264
                                                            ======

           All amounts are due within one year

                             DR SOLOMON'S GROUP PLC

11. CREDITORS

                                           AMOUNTS FALLING DUE   AMOUNTS FALLING DUE
                                             WITHIN ONE YEAR       AFTER ONE YEAR
                                               31 MAY 1997           31 MAY 1997
                                           -------------------   -------------------
                                                 POUNDS STERLING IN THOUSANDS
Trade creditors..........................         1,843                    --
Current corporation tax..................         3,142                    --
Other taxes and social security..........         1,133                    --
Other creditors..........................           342                    --
Accruals.................................         2,232                    --
Deferred revenue.........................        17,015                 3,584
                                                 ------                 -----
                                                 25,707                 3,584
                                                 ======                 =====

12. PROVISIONS FOR LIABILITIES AND CHARGES

                                                          31 MAY 1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
VACANT PROPERTY
At the beginning of the year..........................        49
Transfer to Creditors: amounts falling due within one
  year................................................        (7)
                                                              --
At the end of the year................................        42
                                                              ==

13. CALLED UP SHARE CAPITAL

                                                         31 MAY 1997
                                                         TOTAL VALUE
                                                       ----------------
                                                       POUNDS STERLING
                                                         IN THOUSANDS
55,310,000 Ordinary shares of 1 pence each, issued
  and fully paid.....................................        553
                                                             ===

14. SHARE PREMIUM ACCOUNT

                                                        POUNDS STERLING
                                                         IN THOUSANDS
At 31 May 1996........................................       6,564
Redemption of preference shares.......................      (6,564)
Issue of Ordinary shares (net of issue costs).........      35,855
                                                            ------
At 31 May 1997........................................      35,855
                                                            ======

15. OTHER RESERVES

                                               PREFERENCE
                                                 SHARE                   FOREIGN
                                               REDEMPTION               EXCHANGE
                                                RESERVE     GOODWILL   TRANSLATION    TOTAL
                                               ----------   --------   -----------   -------
                                                       POUNDS STERLING IN THOUSANDS
At 31 May 1996...............................      467      (29,367)       (13)      (28,913)
Movements (net)..............................     (467)          --         24          (443)
                                                  ----      -------        ---       -------
At 31 May 1997...............................       --      (29,367)        11       (29,356)
                                                  ====      =======        ===       =======

                                       55

                             DR SOLOMON'S GROUP PLC

16. PROFIT AND LOSS ACCOUNT

                                                        POUNDS STERLING
                                                         IN THOUSANDS
At 31 May 1996........................................          54
Profit retained for the period........................       4,558
                                                             -----
At 31 May 1997........................................       4,612
                                                             =====

17. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                          YEAR ENDED
                                                          31 MAY 1997
                                                        ---------------
                                                         IN THOUSANDS
Operating profit......................................       9,113
Depreciation of owned assets..........................       1,705
Profit on disposal of tangible fixed assets and investments...         (4)
Increase in stocks....................................        (348)
Increase in debtors...................................      (5,928)
Increase in creditors.................................       9,497
Decrease in provisions................................          (7)
                                                            ------
                                                            14,028
                                                            ======

18. ANALYSIS OF NET DEBT

                                                          YEAR ENDED
                                                          31 MAY 1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
CASH AT BANK AND IN HAND
At beginning of the year..............................        5,223
Cash flow.............................................        3,153
Exchange movement.....................................           61
                                                            -------
                                                              8,437
Deposits at end of the year...........................       17,000
                                                            -------
At end of the year....................................       25,437
                                                            =======
BORROWINGS
Bank and other loans at beginning of the year.........       16,943
Cash flow.............................................      (16,943)
                                                            -------
Bank and other loans at end of the year...............           --
                                                            =======
SHARE CAPITAL (INCLUDING SHARE PREMIUM AND PREFERENCE
  SHARE REDEMPTION RESERVE)
At beginning of the year..............................        8,084
Cash flow.............................................       27,624
Increase in preference share redemption reserve.......          700
                                                            -------
At end of the year....................................       36,408
                                                            =======

                             DR SOLOMON'S GROUP PLC

19. FINANCIAL COMMITMENTS

     The Company leases all of its facilities and certain of its equipment and motor vehicles under operating leases that expire at various dates through 2009. The future fiscal years' minimum operating lease commitments as of 31 May 1997 are as follows:

                                                        POUNDS STERLING
                                                         IN THOUSANDS
Year Ending 31 May
1998..................................................         703
1999..................................................         705
2000..................................................         577
2001..................................................         543
2002..................................................         396
Thereafter............................................       1,534
                                                             -----
Total.................................................       4,458
                                                             =====

     At 31 May 1997, the Company was committed to making the following payments during the next year in respect of operating leases:

                                                              LAND AND
                                                              BUILDINGS   OTHER   TOTAL
                                                                1997      1997    1997
                                                              ---------   -----   -----
                                                                   POUNDS STERLING
                                                                    IN THOUSANDS
Leases which expire within:
1 year......................................................      --        34      34
2 - 5 years.................................................     173       195     368
after 5 years...............................................     301        --     301
                                                                 ===       ===     ===

     To the extent that provisions have already been made in the accounts for operating lease commitments relating to vacant properties, these have not been included in the above analysis.

20. PENSIONS

     The Company operates defined contribution pension schemes for the directors and employees. The costs recognised by the Company with respect to its defined contribution plans are as follows:

                                        S&S INTERNATIONAL                    COMPANY
                                  -----------------------------   -----------------------------
                                                  1 JUNE 1995     7 FEBRUARY 1996
                                  YEAR ENDED         UNTIL             UNTIL        YEAR ENDED
                                  31 MAY 1995   6 FEBRUARY 1996     31 MAY 1996     31 MAY 1997
                                  -----------   ---------------   ---------------   -----------
                                                  POUNDS STERLING IN THOUSANDS
United Kingdom..................      250             48                43              183
United States...................       --             19                20               12
                                      ---             --                --              ---
                                      250             67                63              195
                                      ===             ==                ==              ===

                             DR SOLOMON'S GROUP PLC

21. VALUATION AND QUALIFYING ACCOUNTS

                                                    ALLOWANCE FOR     CO-OPERATIVE
                                                   BAD AND DOUBTFUL    MARKETING
                                                       ACCOUNTS        PROVISION
                                                   ----------------   ------------
                                                    POUNDS STERLING IN THOUSANDS
At 31 May 1996...................................        392                619
Provided.........................................         85              1,371
Utilised.........................................        (10)            (1,095)
                                                         ---             ------
At 31 May 1997...................................        467                895
                                                         ===             ======

22. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED KINGDOM AND THE UNITED STATES

     The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from those generally accepted in the United States ("US GAAP"). The differences that are significant to Dr Solomon's Group PLC relate to the following items:

  GOODWILL AND INTANGIBLE ASSETS

     Under U.K. GAAP, costs of acquisitions in excess of the fair value of the attributable net assets of acquired businesses at the date of acquisition may be capitalised or may be written off against shareholders' equity, either in the financial year of acquisition or in a subsequent financial year. Dr Solomon's Group PLC has written off such goodwill against shareholders' equity in the financial year of acquisition.

     Under US GAAP, the excess of the purchase price over the net assets acquired is allocated to goodwill and other intangible assets based on the requirements of Accounting Principles Board Opinion No.16 "Business Combinations" (APB 16). The assets are capitalized and then amortized over a term not to exceed 40 years.

  DEFERRED TAXATION

     Under U.K. GAAP, deferred taxation is provided at the same rates at which the taxation is expected to become payable. No provision is made for amounts which are not expected to become payable in the foreseeable future and no account is taken of deferred tax assets in accordance with Statement of Standard Accounting Practice 15.

     Under US GAAP, deferred taxation is provided on all temporary differences under the liability method at rates which the taxation would be payable in the relevant future year as prescribed by Statement of Financial Accounting Standard ("SFAS") No. 109 - "Accounting for Income Taxes".

  DIVIDENDS

     Under U.K. GAAP dividends are included in the financial statements when recommended by the Board of Directors to the shareholders.

     Under US GAAP, dividends are not included in the financial statements until declared by the Board of Directors.

                             DR SOLOMON'S GROUP PLC

  EARNINGS PER SHARE

     Under U.K. GAAP earnings per share are based on the weighted average number of ordinary shares in issue throughout the period and are calculated on the profit on ordinary activities after taxation and after other finance charges in respect of non-equity shares, but before equity dividends.

     Under US GAAP income per share is based on the weighted average number of ordinary shares in issue throughout the period and is calculated on the net income for the period.

  CASH AND CASH EQUIVALENTS

     Under U.K. GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Cash equivalents are no longer defined. Deposits are classified as liquid investments.

     Under US GAAP, cash equivalents consist of all deposits with an original maturity of three months or less. Cash is not stated net of overdrafts, instead these are presented within the financing section of the cash flow statement.

  COMPENSATION EXPENSE

     Under US GAAP, the Company follows the provisions of Accounting Principles Board Opinion no. 25, "Accounting for stock issued to employees" and is required to recognize a non-cash compensation expense equal to the difference between the exercise price of options granted under the Dr Solomon's Group Share Option Scheme and the fair market value of the options at the time they were granted. This amounted to L17.808 million in the quarter ended 30 November 1996. Under US GAAP, the Company is also required to recognize a non-cash compensation expense of L2.0 million on the transfer of Investor Loan Stock to the executive directors in the first quarter of the 1997 financial year.

  CONSOLIDATED STATEMENT OF CASH FLOWS

     The Consolidated Statement of Cash Flows prepared under U.K. GAAP differs in certain presentational respects from the format required under SFAS
95 -- "Statement of Cash Flows". Under U.K. GAAP, a reconciliation of profits from operations to cash flows from operating activities is presented in a note, and cash paid for interest and income taxes is presented separately from cash flows from operating activities. Under SFAS 95, cash flows from operating activities are based on net profit, include interest and income taxes and are presented on the face of the statement. U.K. GAAP requires cash to be presented net of overdrafts; SFAS 95 treats overdrafts within financing activities.

                             DR SOLOMON'S GROUP PLC

     A reconciliation between the consolidated statements of cash flows presented in accordance with U.K. GAAP and US GAAP is set out below:

                                                          YEAR ENDED
                                                          31 MAY 1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
OPERATING ACTIVITIES
Net cash inflow from operating activities (U.K.
  GAAP)...............................................      14,028
Tax paid..............................................      (1,904)
Interest received.....................................         724
Interest paid.........................................        (929)
                                                            ------
Net cash provided by operating activities (US GAAP)...      11,919
                                                            ======
INVESTING ACTIVITIES
Net cash outflow from capital expenditure and
  financial investment (U.K. GAAP)....................      (2,447)
Net cash used in investing activities (US GAAP).......      (2,447)
                                                            ======
FINANCING ACTIVITIES
Net cash inflow from financing activities (U.K.
  GAAP)...............................................      10,681
Net cash provided by financing activities (US GAAP)...      10,681
                                                            ======

     The approximate effects of the differences between U.K. GAAP and US GAAP on net income, shareholders' equity and total assets are as follows:

                                         S&S INTERNATIONAL                  COMPANY
                                    ---------------------------   ---------------------------
                                                   1 JUNE 1995     7 FEBRUARY
                                     YEAR ENDED       UNTIL        1996 UNTIL     YEAR ENDED
                                       31 MAY       6 FEBRUARY       31 MAY         31 MAY
                                        1995           1996           1996           1997
                                    ------------   ------------   ------------   ------------
                                                  POUNDS STERLING IN THOUSANDS
NET INCOME/(LOSS)
Profit on ordinary activities
  after taxation (U.K. GAAP)......      652            985              521          5,258
Items (decreasing)/increasing net
  income:
Amortization of goodwill and
  intangible assets...............       --             --          (11,941)        (8,512)
Amortization of preference share
  redemption premium..............       --             --             (467)          (700)
Compensation expense..............       --             --               --        (19,808)
Recognition of deferred tax
  asset...........................       (8)           (26)              28            174
                                        ---            ---          -------        -------
Net income/(loss) (US GAAP).......      644            959          (11,859)       (23,588)
                                        ===            ===          =======        =======
Net loss per ordinary share based
  on 43,340,000 ordinary shares...                                (27.4) pence
                                                                   ================
Net loss per ordinary share based
  on 49,489,423 ordinary shares...                                               (47.7) pence
                                                                                  ========

                             DR SOLOMON'S GROUP PLC

                                                          31 MAY 1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
SHAREHOLDERS' EQUITY
Shareholders' equity (U.K. GAAP)......................      11,664
Items increasing shareholders' equity:
Goodwill and intangible assets -- net of
  amortization........................................       8,914
Recognition of deferred tax asset.....................         591
                                                            ------
Shareholders' equity (US GAAP)........................      21,169
                                                            ======

                                                            COMPANY
                                                          31 MAY 1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
TOTAL ASSETS
Total assets (U.K. GAAP)..............................      40,997
Goodwill and intangible assets -- net of
  amortization........................................       8,914
Recognition of deferred tax asset.....................         591
                                                            ------
Total assets (US GAAP)................................      50,502
                                                            ======

                             DR SOLOMON'S GROUP PLC

     Details of the accounting treatment for income taxes and business acquisitions under US GAAP are provided below:

  INCOME TAXES

     The components of income before taxes and income tax expense under US GAAP are as follows:

                                              S&S INTERNATIONAL              COMPANY
                                           -----------------------   -----------------------
                                                          1 JUNE     7 FEBRUARY
                                                           1995         1996
                                           YEAR ENDED     UNTIL        UNTIL      YEAR ENDED
                                             31 MAY     6 FEBRUARY     31 MAY       31 MAY
                                              1995         1996         1996         1997
                                           ----------   ----------   ----------   ----------
                                                     POUNDS STERLING IN THOUSANDS
INCOME/(LOSS) BEFORE INCOME TAXES:
United Kingdom...........................    1,765        2,573       (11,012)     (19,160)
United States............................     (215)        (810)         (423)      (1,547)
Germany..................................     (298)          20           103          595
                                             -----        -----       -------      -------
Income before taxes......................    1,252        1,783       (11,332)     (20,112)
                                             =====        =====       =======      =======
CURRENT TAX:
United Kingdom...........................      600          798           555        3,400
Germany..................................       --           --            --          250
                                             -----        -----       -------      -------
                                               600          798           555        3,650
                                             =====        =====       =======      =======
DEFERRED TAX:
United Kingdom...........................       98           20           (59)        (159)
United States............................      (86)        (344)         (191)        (732)
Germany..................................      (90)           6            31          (15)
                                             -----        -----       -------      -------
                                               (78)        (318)         (219)        (906)
Valuation allowance......................       86          344           191          732
                                             -----        -----       -------      -------
Total deferred tax movement..............        8           26           (28)        (174)
                                             -----        -----       -------      -------
Total tax provision......................      608          824           527        3,476
                                             =====        =====       =======      =======

                             DR SOLOMON'S GROUP PLC

     The reconciliation of the statutory tax rate to the effective corporate tax rate in the United Kingdom is as follows:

                                              S&S INTERNATIONAL               COMPANY
                                           ------------------------   ------------------------
                                                          1 JUNE      7 FEBRUARY
                                                           1995          1996
                                           YEAR ENDED      UNTIL         UNTIL      YEAR ENDED
                                             31 MAY     6 FEBRUARY      31 MAY        31 MAY
                                              1995         1996          1996          1997
                                           ----------   -----------   -----------   ----------
                                               %             %             %            %
Statutory tax rate (U.K.)................     33.0         33.0           33.0         32.7
Tax rate differences:
  United States..........................     (1.0)        (3.0)            --           --
  Germany................................      1.0           --             --          0.1
FASB 109 valuation allowance.............      7.0         19.0           (3.0)        (3.2)
Amortisation of goodwill and intangible
  assets.................................       --           --          (35.0)       (14.7)
Compensation expense.....................       --           --             --        (32.5)
Other differences........................      8.6         (2.8)           0.3          0.3
                                              ----         ----          -----        -----
Effective tax rate (US)..................     48.6         46.2           (4.7)       (17.3)
                                              ====         ====          =====        =====

     For the period 7 February 1996 until 31 May 1997 a tax charge has arisen on the loss for the periods due mainly to the non-deductibility for US tax purposes of the amortisation of goodwill and intangible assets.

     Deferred income tax assets are attributable to the following:

                                                            COMPANY
                                                        ---------------
                                                          31 MAY 1997
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
CURRENT DEFERRED TAX ASSET
Short term provisions.................................        (122)
US temporary differences..............................        (705)
German temporary differences..........................        (117)
                                                            ------
Total net current deferred tax asset..................        (944)
                                                            ------
NON-CURRENT DEFERRED TAX ASSET
Loss carry forwards
United States.........................................        (103)
Germany...............................................          --
Other US temporary differences........................        (514)
Depreciation..........................................        (382)
                                                            ------
Total non-current deferred tax asset..................        (999)
                                                            ------
TOTAL DEFERRED TAX ASSET:.............................      (1,943)
Valuation allowance...................................       1,352
                                                            ------
                                                              (591)
                                                            ======

     A valuation allowance is provided against the temporary deductible differences and net operating loss carry-forwards which are not likely to be realized. During the period from 7 February 1996 until 31 May 1996 and during the year ended 31 May 1997, the net valuation allowance was increased to provide for the gross deferred tax assets arising in the US.

                             DR SOLOMON'S GROUP PLC

ACQUISITIONS

     On 6 February 1996 the Company acquired the whole of the share capital of S&S International for a consideration of L30,035,000 plus expenses:

     The allocation of purchase price is summarised as follows:

                                                           BOOK AND
                                                          FAIR VALUE
                                                        ---------------
                                                        POUNDS STERLING
                                                         IN THOUSANDS
Net assets acquired at cost (including cash of
  L5,707).............................................       1,459
                                                            ------
Purchase price:
Cash paid, including acquisition expenses.............      27,791
Loan notes issued.....................................       3,000
Assets transferred to vendors at book value...........          35
                                                            ------
Total purchase price..................................      30,826
                                                            ------
Excess of purchase price over net assets acquired
  allocated to other intangibles and goodwill
  (amortised over 0 to 8 years -- see below)..........      29,367
                                                            ======

     The allocation of the purchase price has been determined by independent appraisers on the requirements of Accounting Principles Board Opinion No. 16 "Business Combinations" (APB 16). The specific allocation of the purchase price to identifiable intangible assets was made based on separate discounted cash flow models. The type of intangible asset, the amounts allocated to each and the term over which they are to be amortised are summarised below:

                                                      AMOUNT         AMORTISATION
                                                     ALLOCATED          PERIOD
                                                  ---------------    ------------
                                                  POUNDS STERLING
                                                   IN THOUSANDS
ASSET
Software........................................      10,600          11 months
In process research and development.............       7,500           0 months
Tradename.......................................       1,900            8 years
Workforce in place..............................         740            7 years
Covenant not to compete.........................       2,700            4 years
Goodwill........................................       5,927            8 years
                                                      ------
                                                      29,367
                                                      ======

     As at 31 May 1997 the accumulated amortisation of goodwill and other intangibles was L20,453,000.

                                   APPENDIX 3

                       INFORMATION ON NETWORK ASSOCIATES

A. DESCRIPTION OF BUSINESS OF NETWORK ASSOCIATES

OVERVIEW

     Network Associates is a leading developer and provider of network security and management software products. Network Associates has historically derived a significant majority of its revenues from the licensing of its flagship McAfee anti-virus products and Sniffer network fault and performance management products. Network Associates is currently focusing its efforts on broadening its revenue base by providing network security and management solutions to enterprise customers, targeting in particular the Windows NT/Intel platform. In furtherance of this strategy, Network Associates recently organized its products into four product suites -- McAfee Total Virus Defense and PGP Total Network Security (together comprising "Net Tools Secure") and Sniffer Total Network Visibility and McAfee Total Service Desk (together comprising "Net Tools Manager"). These four product suites together form an integrated solution called "Net Tools".

     Many of Network Associates' network security and management products, including its industry-leading network security products for anti-virus protection and Sniffer software-based fault and performance solutions for managing computer networks, are also available as part of smaller product suites or as stand-alone products. Network Associates is also a leader in electronic software distribution, which is the principal means by which it markets its products and one of the principal ways it distributes its software products to its customers. Network Associates generally utilizes a two-year subscription model for licensing its non-Sniffer products to corporate clients and is in the process of developing a two-year subscription model for licensing its Sniffer products as well.

The following table depicts Network Associates' product suites:

------------------------------------------------------------------------------------------
NET TOOLS
------------------------------------------------------------------------------------------
NET TOOLS SECURE                            NET TOOLS MANAGER
------------------------------------------------------------------------------------------
MCAFEE TOTAL             PGP TOTAL          SNIFFER TOTAL           MCAFEE TOTAL
VIRUS DEFENSE(TVD)       NETWORK SECURITY   NETWORK VISIBILITY      SERVICE DESK (TSD)
                         (TNS)              (TNV)
------------------------------------------------------------------------------------------
 - Virus Scan Security   - PGP Desktop      - Sniffer Portable      - McAfee Help Desk
 Suite                      Suite              Analysis Suite          Suite
 - Net Shield Security   - PGP Server       - Sniffer Distributed   - Zero Administration
 Suite                      Suite              Analysis Suite          Client Suite
 - Internet              - CyberCop         - Sniffer Service       - Self Service Desk
   Security Suite        - Gauntlet            Desk Suite              Suite
------------------------------------------------------------------------------------------

NET TOOLS

     Net Tools is being designed as an integrated solution to protect the enterprise from network security threats and to reduce the cost of managing an enterprise network. While supporting other operating systems, Net Tools is being optimized for Microsoft Windows NT technology ("NT"), employing an Explorer Interface, Distributed OLE, ActiveX and the DCOM object model. Net Tools is being designed to leverage NT to bridge the gap between the disparate network management universes of NetWare and Unix servers. In addition, Net Tools is being engineered to employ a common graphical user interface ("GUI"), together with common reporting, alerting and scripting functionalities. Network Associates is currently developing its pricing model for the licensing of its Net Tools suite of products. Among other things, Network Associates is currently developing a centralized console for its Net Tools product suite; developing its pricing model for the Net Tools product suite; and integrating various recently acquired products (including certain PGP encryption products and TIS firewall products) into smaller suites sold under the Net Tools umbrella.

NET TOOLS SECURE: MCAFEE TOTAL VIRUS DEFENSE AND PGP TOTAL NETWORK SECURITY

     The Net Tools Secure product suite is comprised of McAfee Total Virus Defense and PGP Total Network Security. A number of the products incorporated in the Net Tools Secure product suite may be purchased as stand-alone products or as part of smaller product suites.

     McAfee Total Virus Defense. McAfee Total Virus Defense ("McAfee TVD") is designed to provide a single integrated defense against computer viruses at the desktop, server and Internet gateway. McAfee TVD is comprised of three security product suites: VirusScan Security Suite (providing multi-platform protection for desktop clients); NetShield Security Suite (protects file, application and groupware servers); and Internet Security Suite (locks out viruses and hostile applets at the Internet gateway).

     PGP Total Network Security. PGP Total Network Security ("PGP TNS") is being designed as an integrated suite of desktop and server solutions designed to protect the digital assets of an enterprise through encryption and authentication. All encryption algorithms used in PGP TNS provide "strong" encryption with a minimum 128 bit key length for symmetric encryption, plus the use of a public/private key scheme with larger keys. To Network Associates' knowledge, no techniques currently exist that can "crack" these strong encryption algorithms so they are usable even in demanding commercial and military applications. PGP TNS is being designed as a comprehensive, scalable security solution with central manageability and policy-based administration. PGP TNS will comprise two network security product suites: the PGP Desktop Suite (protects e-mails, files, disks and network communication); and the PGP Server Suite (which is being developed to manage certificates, control encryption policies and replicate certificate servers). Both PGP Desktop and Server suites also include the PGPsdk which allows corporate or application developers to create custom encryption using PGP's strong encryption algorithms. Complementing PGP TNS is intrusion protection through the CyberCop product which is sold separately and not as part of a suite and the Gauntlet firewall products acquired by Network Associates' recent acquisition of TIS.

     The CyberCop intrusion detection system is designed to safeguard networks from external and internal attacks by performing real-time surveillance of network traffic and sending out an alarm when intrusion is detected. The CyberCop product's sensors are placed at key locations throughout a network, from LAN segments and dial-up modem servers to connection to the internet or other wide area networks.

     The Gauntlet family of firewall products allow customers to create "trusted" networks that are protected from access, theft and damage by unauthorised users from "untrusted" networks such as the Internet and also enable the creation of virtual private networks through the encrypted transmission of information across untrusted networks.

NET TOOLS MANAGER: SNIFFER TOTAL NETWORK VISIBILITY AND MCAFEE TOTAL SERVICE
DESK

     Net Tools Manager is a network management and service desk solution designed to make networks more efficient and network users more productive. The Net Tools Manager product suite is comprised of Sniffer Total Network Visibility, a comprehensive set of products and services for network fault and performance management; and McAfee Total Service Desk, which integrates help desk applications with desktop management software. McAfee Total Service Desk is licensed on a two-year subscription basis. A number of the products incorporated in the Net Tools Manager product suite may be purchased as part of smaller product suites or as stand-alone products.

     Sniffer Total Network Visibility. Sniffer is one of Network Associates' flagship products. Sniffer Total Network Visibility ("Sniffer TNV") offers comprehensive network fault and performance solutions to provide optimum network performance. Sniffer TNV is comprised of three product suites: Sniffer Portable Analysis Suites which consist of portable tools which analyze network traffic to pinpoint and help resolve performance problems on a variety of multi-topology, multi-protocol networks; Sniffer Distributed Analysis Suites which perform automatic network monitoring, protocol decodes and problem analysis for identifying and resolving network problems from a central single-fault and performance-management console; and Sniffer Service Desk Suite which offers proactive management, reporting and service desk tools for better supporting business objectives and delivering a higher quality of service to end users.

     McAfee Total Service Desk. McAfee Total Service Desk ("McAfee TSD") provides proactive network management and help desk technology in one integrated service desk solution. McAfee TSD comprises three suites: (i) the McAfee HelpDesk Suite which is designed to provide complete call management, problem resolution, crisis management, change management and reporting for mid-range and departmental help desks; (ii) the Zero Administration Client Suite which is designed to provide enterprise wide control of network software with integrated software distribution, software and hardware inventory, desktop management/menuing, license metering and remote control features; and (iii) the Self ServiceDesk Suite which is designed to provide information services organizations with self service oriented applications designed to make all supported PCs help desk ready.

TOTAL SERVICE SOLUTIONS

     As Network Associates' products and computer networks become more complex, customers increasingly require greater professional assistance in the design, installation, configuration and implementation of their networks and acquired products. To meet these evolving customer needs, Network Associates has established Total Service Solutions. Total Service Solutions is focused on three services segments: Consulting Services, Total Education Service and Product Support to complete the customer's product license relationship with Network Associates.

     Consulting Services supports product integrations, customization and deployment with an array of standardized and custom offerings. Consulting Services also offers other services ranging from proactive and emergency troubleshooting to network design, planning and simulation.

     Total Education Service offers an extensive curriculum of computer network technology courses, from product training to advanced network troubleshooting and performance management.

     Product Support technical representatives respond to customer calls and electronic messages, resolve product issues and answer detailed questions.

CUSTOMERS

     Network Associates primarily markets its products directly to large corporate and government customers as well as to resellers and distributors. No customer accounted for more than 10 per cent. of Network Associates' net revenue during the financial years ended 31 December 1997, 1996 or 1995.

EMPLOYEES

     As at 31 December 1997, Network Associates employed over 1,600 individuals worldwide. Competition for qualified management and technical personnel is intense in the software industry. Network Associates' continued success will depend in part upon its ability to attract and retain qualified personnel. None of Network Associates' employees is represented by a labor union and Network Associates believes that its employee relations are good.

RECENT DEVELOPMENTS

  3-for-2 Common Stock Split

     On 29 May, 1998, Network Associates consummated the Network Associates 3-for-2 Stock Split by means of a stock dividend.

  Magic Solutions Acquisition

     On 1 April 1998 Network Associates acquired Magic Solutions, a privately held provider of internal help desk and asset management solutions. In the acquisition, a wholly owned subsidiary of Network Associates merged with and into Magic Solutions; Magic Solutions became a wholly owned subsidiary of Network Associates; and the existing Magic Solutions stock and option holders received approximately $110,000,000 in cash. The Magic Solutions acquisition broadened Network Associates' suite of service desk product offerings. The Magic Solutions acquisition is accounted for as a purchase and Network Associates currently expects that a substantial portion of this price will be expensed as purchased in-process research and development in the quarter ended 30 June 1998.

  TIS Acquisition

     On 28 April 1998 Network Associates acquired TIS, a publicly held provider of comprehensive security solutions for the protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops, as well as firewall and intrusion detection products. In the acquisition, a wholly owned subsidiary of Network Associates merged with and into TIS; TIS became a wholly owned subsidiary of Network Associates; each outstanding share of TIS Common Stock converted into the right to receive 0.4845 of a share of Network Associates Common Stock (after giving effect to the Network Associates' 3-for-2 Stock Split). The TIS acquisition broadened Network Associates' suite of network security products. The TIS acquisition was qualified as a pooling of interests for U.S. financial reporting purposes in accordance with U.S. GAAP.

  Zero Coupon Debentures

     On 13 February 1998, Network Associates completed a private placement of zero coupon convertible subordinated debentures due in 2018 (the "Debentures"). The Debentures, with an aggregate face amount at maturity of $885.5 million, generated net proceeds to Network Associates of approximately $337.6 million (after deducting the fee paid to the initial purchaser of the Debentures but no other expenses of the placement). The initial price to the public for the Debentures was $391.06 per $1,000 of face amount at maturity, which equates to a yield to maturity over the term of the Debentures of 4.75 per cent. on a semi-annual bond equivalent basis). The Debentures are convertible into Network Associates Common Stock at the rate of 8.538 shares (after giving effect to the Network Associates 3-for-2 Stock Split) per $1,000 of face amount at maturity, which equates to an initial conversion price of $45.80 per share (after giving effect to the Network Associates 3-for-2 Stock Split). The Debentures are subordinated in right of payment to all existing and future senior indebtedness and effectively subordinated in right of payment to all indebtedness and other liabilities of Network Associates' subsidiaries. The Debentures may be redeemed for cash at the option of Network Associates beginning on 13 February 2003. At the option of the holder, Network Associates will purchase the Debentures as of 13 February 2003, 13 February 2008 and 13 February 2013 at purchase prices (to be paid in cash or Network Associates Common Stock or any combination thereof, at the election of Network Associates and subject to certain conditions) equal to the initial issue price plus accrued original issue discount to such dates. The Debentures may also be redeemed at the option of the holder if there is an event that is deemed to constitute a "fundamental change" at a price equal to the issue price plus accrued original issue discount to the date of redemption, subject to adjustment.

B. FINANCIAL INFORMATION ON NETWORK ASSOCIATES

FINANCIAL STATEMENTS; PUBLICLY AVAILABLE INFORMATION

     The financial information for each of the three years ended 31 December 1995, 1996 and 1997, respectively, relating to Network Associates contained in this section of the document has been extracted from the published audited financial statements of Network Associates for each of these years. Share and per share information for these years have not been restated to reflect the Network Associates 3-for-2 stock split paid on 29 May 1998. The financial information for the three months ended 31 March 1998 has been extracted from the unaudited published financial statements of Network Associates for that period. Network Associates' accounting policies conform to U.S. GAAP and all amounts are presented in U.S. dollars. Additional financial and other information for Network Associates can be obtained from Network Associates' reports filed pursuant to the Exchange Act. The information contained herein is qualified in its entirety by reference to Network Associates' Annual Report of Form 10-K for the year ended 31 December 1997 and Network Associates' Quarterly Report on Form 10-Q for the quarter ended 31 March 1998. Network Associates' reports, proxies and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, NY 10048; and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

UNAUDITED FIRST QUARTER RESULTS FOR THE PERIOD ENDED 31 MARCH 1998

     The following sets forth the unaudited quarterly results of Network Associates for the three months ended 31 March 1998:

                           NETWORKS ASSOCIATES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                               31 MARCH     31 DECEMBER
                                                                 1998          1997
                                                              ----------    -----------
                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  190,983     $123,494
  Marketable securities.....................................     436,474      123,882
  Accounts receivable, net of allowances for doubtful
     accounts and returns of $4,129 and $3,662 at March 31,
     1998 and December 31, 1997.............................     139,624      125,284
  Prepaid expenses, taxes and other.........................      74,555       57,612
                                                              ----------     --------
          Total current assets..............................     841,636      430,272
Marketable securities.......................................     155,001      109,184
Fixed assets, net...........................................      37,241       28,570
Deferred taxes..............................................      12,633       16,173
Intangibles and other assets................................      16,925       17,732
                                                              ----------     --------
          Total assets......................................  $1,063,436     $601,931
                                                              ==========     ========
LIABILITIES
Current liabilities:
  Accounts payable..........................................  $   22,682     $ 18,439
  Accrued liabilities.......................................     129,374      141,083
  Deferred revenue..........................................      77,420       69,464
                                                              ----------     --------
          Total current liabilities.........................     229,476      228,986
  Deferred revenue and taxes, less current portion..........      14,512       13,186
  Long term debt and other liabilities......................     354,663           --
                                                              ----------     --------
          Total liabilities.................................     598,651      242,172
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value;
  authorized: 5,000,000 shares
Common stock, $.01 par value; authorized: 300,000,000
  shares; issued and outstanding: 107,504,225 shares at
  March 31, 1998 and 104,881,325 shares at December 31,
  1997......................................................       1,075        1,049
Additional paid-in capital..................................     253,396      190,643
Retained earnings...........................................     210,314      168,067
                                                              ----------     --------
          Total stockholders' equity........................     464,785      359,759
                                                              ----------     --------
          Total liabilities and stockholders' equity........  $1,063,436     $601,931
                                                              ==========     ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           NETWORKS ASSOCIATES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               THREE MONTHS ENDED
                                                                    31 MARCH
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                  (UNAUDITED)
Net revenue.................................................  $188,415    $141,362
Operating costs and expenses:
  Cost of net revenue.......................................    34,163      25,514
  Research and development..................................    25,525      17,908
  Marketing and sales.......................................    56,556      40,613
  General and administrative................................    11,172       9,534
  Amortization of intangibles...............................       792         104
  Acquisition and other related costs.......................        --      19,504
                                                              --------    --------
          Total operating costs and expenses................   128,208     113,177
                                                              --------    --------
          Income from operations............................    60,207      28,185
Interest and other income and expense, net..................     4,765       2,897
                                                              --------    --------
  Income before provision for income taxes..................    64,972      31,082
Provision for income taxes..................................    23,390      17,811
                                                              --------    --------
          Net income........................................  $ 41,582    $ 13,271
                                                              ========    ========
Net income per share -- basic...............................  $   0.39    $   0.13
                                                              --------    --------
Shares used in per share calculation -- basic...............   106,952     101,450
                                                              ========    ========
Net income per share -- diluted.............................  $   0.37    $   0.12
                                                              ========    ========
Shares used in per share calculation -- diluted.............   116,084     108,899
                                                              ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                               THREE MONTHS ENDED
                                                                    31 MARCH
                                                              --------------------
                                                                1998        1997
                                                              ---------   --------
                                                                  (UNAUDITED)
Cash flows from operating activities:
Net income..................................................  $  41,582   $ 13,271
Adjustments to reconcile net income to net cash provided
from operating activities:
  Acquired in-process research and development..............         --     19,504
  Depreciation and amortization.............................      3,958      4,602
  Interest on convertible notes.............................      2,498         --
  Unrealized gain on investments............................         --       (242)
  Deferred taxes............................................      1,457     (3,307)
  Changes in assets and liabilities:
     Accounts receivable....................................    (14,340)   (11,187)
     Prepaid expenses, taxes and other......................    (13,268)     5,415
     Accounts payable and accrued liabilities...............     (7,384)     4,425
     Deferred revenue.......................................     13,623      8,604
     Other..................................................        730       (197)
                                                              ---------   --------
          Net cash provided by operating activities.........     28,856     40,888
                                                              ---------   --------
Cash flows from investing activities:
Purchase of intangibles.....................................        371         (9)
Purchases of investment securities, net.....................   (358,408)   (17,587)
Additions to fixed assets...................................    (12,328)    (9,740)
                                                              ---------   --------
          Net cash used in investing activities.............   (370,365)   (27,336)
                                                              ---------   --------
Cash flows from financing activities:
  Effect of exchange rate fluctuations......................     (1,045)      (250)
  Sale of convertible debentures............................    346,284         --
  Stock option exercises....................................     42,761     14,839
  Tax benefit from exercise of nonqualified stock options...     20,998     13,825
  Repurchase of common stock................................         --    (16,378)
                                                              ---------   --------
          Net cash provided by financing activities.........    408,998     12,036
                                                              ---------   --------
Net increase in cash and cash equivalents...................     67,489     25,588
Cash and cash equivalents at beginning of period............    123,494    118,528
                                                              ---------   --------
Cash and cash equivalents at end of period..................  $ 190,983   $144,116
                                                              =========   ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           NETWORKS ASSOCIATES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION:

     The accompanying consolidated financial statements have been prepared by Network Associates without audit. The consolidated financial statements include the accounts of Network Associates and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. The results of operations for the three months ended 31 March 1998 are not necessarily indicative of the results to be expected for the full year or for any future periods. On 30 April 1998, Network Associates declared a 3-for-2 stock split effected through a stock dividend paid on 29 May 1998, as one share of Network Associates Common Stock for every two shares of Network Associates Common Stock outstanding. All per share data contained herein have been restated to reflect the increased number of shares outstanding.

2. RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1997, the AICPA issued Statement of Position No. 97-2 (SOP 97-2)"Software Revenue Recognition", which Network Associates has adopted for transactions entered into during the year beginning 1 January 1998. SOP 97-2 provides guidance for recognizing revenue on software transactions and supersedes previous guidance provided by SOP91-1, "Software Revenue Recognition." Under SOP 97-2, revenue from product licenses is recognized when a signed agreement or other persuasive evidence of an arrangement exists, the software or system has been shipped (or software has been electronically delivered), the license fee is fixed and determinable, and collection of the resulting receivable is probable. For contracts with multiple elements/obligations, (e.g. software products, upgrades/enhancements, maintenance and services), revenue is allocated to each element of the arrangement based on Network Associates' evidence of fair value as determined by the amount charged when the element is sold separately. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. Revenue on rental units under operating leases and service agreements is recognized over the term of the rental agreement or the period during which services are expected to be performed. Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns.

     In March 1998, the AICPA issued Statement of Position No. 98-4 (SOP 98-4), "Deferral of the Effective Date a Provision of SOP 97-2, Software Revenue Recognition." SOP 98-4 defers, for one year, the application of certain passages in SOP 97-2, which limit what is considered vendor-specific objective evidence
(VSOE) necessary to recognize revenue for software licenses in multiple-element arrangements when undelivered elements exist. Additional guidance is expected to be provided prior to adoption of any resulting final amendments related to the deferred provisions of SOP 97-2. Because of the uncertainties related to the outcome of these proceedings, the impact, if any, on future financial results of Network Associates is not currently determinable. Adoption of the remaining provisions of SOP 97-2 as amended, did not have a material impact on revenue recognition during the first quarter of 1998.

     Network Associates has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," effective 1 January, 1998. This statement requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as net income plus revenues, expenses, gains and losses that, under generally accepted accounting principles, are excluded from net income. The components of comprehensive income, which are excluded from net income, are

                           NETWORKS ASSOCIATES, INC.

                                  (UNAUDITED)

not significant individually or in aggregate, and therefore, no separate statement of comprehensive income has been presented.

     In July 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information", which requires companies to report certain information about operating segments, including certain information about their products, services, the geographic areas in which they operate and their major customers. This statement supersedes FASB Statements Nos. 14, 18, 24 and 30. SFAS 131 is effective for financial statements for fiscal years beginning after 15 December 1997. Network Associates is evaluating the requirements of SFAS 131 and the effects, if any, on Network Associates' current reporting and disclosures.

 3. NET INCOME PER SHARE

     In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted net income per share calculations is provided as follows (in thousands, except per share amounts):

                                                         THREE MONTHS ENDED
                                                              31 MARCH
                                                         ------------------
                                                          1998       1997
                                                         -------    -------
Numerator -- basic
Net income.............................................  $41,582    $13,271
                                                         -------    -------
Numerator -- diluted
Net income.............................................  $41,582    $13,271
Interest on convertible debentures, net of tax.........    1,594         --
                                                         -------    -------
Net income available to common stockholders............  $43,176    $13,271
                                                         =======    =======
Denominator -- basic
Basic weighted average common shares outstanding.......  106,952    101,450
                                                         =======    =======
Denominator -- diluted
Basic weighted average common shares outstanding.......  106,952    101,450
Effect of dilutive securities:
Common stock options...................................    9,132      7,449
                                                         -------    -------
Diluted weighted average shares........................  116,084    108,899
                                                         =======    =======
Net income per share -- basic..........................  $  0.39    $  0.13
                                                         =======    =======
Net income per share -- diluted........................  $  0.37    $  0.12
                                                         =======    =======

                       REPORT OF INDEPENDENT ACCOUNTANTS

                          AUDITED FINANCIAL STATEMENTS

To the Stockholders
Networks Associates, Inc.
Santa Clara, California

     We have audited the accompanying consolidated balance sheets of Networks Associates Inc., (formerly McAfee Associates, Inc.) and subsidiaries as of 31 December 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended 31 December 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Network Associates Inc. and subsidiaries as of 31 December 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 1997, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

San Jose, California
20 January 1998, except for the matters discussed in Notes 14 and 16 as to which the date is 13 February 1998.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   31 DECEMBER
                                                              ----------------------
                                                                1997         1996
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                    SHARE AND
                                                                PER SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $123,494     $125,141
  Marketable securities.....................................   123,882      134,029
  Accounts receivable, net of allowance for doubtful
     accounts and returns of $3,662 in 1997, $4,077 in
     1996...................................................   125,284       77,391
  Prepaid expenses, taxes and other.........................    57,612       31,420
                                                              --------     --------
          Total current assets..............................   430,272      367,981
Marketable securities.......................................   109,184       46,483
Fixed assets, net...........................................    28,570       28,363
Deferred taxes..............................................    16,173       12,088
Intangible and other assets.................................    17,732        2,841
                                                              --------     --------
          Total assets......................................  $601,931     $457,756
                                                              ========     ========
LIABILITIES
Current liabilities:
  Accounts payable..........................................  $ 18,439     $ 33,552
  Accrued liabilities.......................................   141,083       36,360
  Deferred revenue..........................................    69,464       51,398
                                                              --------     --------
          Total current liabilities.........................   228,986      121,310
Deferred revenue and taxes, less current portion............    13,186        7,523
                                                              --------     --------
          Total liabilities.................................   242,172      128,833
                                                              --------     --------
Commitments and contingencies (Notes 7 and 14)
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value; authorized; 5,000,000
  shares; issued and outstanding; one share
Common stock, $.01 par value; authorized; 300,000,000
  shares; issued and outstanding; 69,920,883 shares in 1997
  and 66,684,176 shares in 1996.............................       699          666
Additional paid-in capital..................................   191,047      139,263
Other.......................................................       (54)         514
Retained earnings...........................................   168,067      188,480
                                                              --------     --------
          Total stockholders' equity........................   359,759      328,923
                                                              --------     --------
          Total liabilities and stockholders' equity........  $601,931     $457,756
                                                              ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEARS ENDED 31 DECEMBER,
                                                          --------------------------------
                                                            1997        1996        1995
                                                          --------    --------    --------
                                                          (IN THOUSANDS, EXCEPT SHARE AND
                                                                 PER SHARE AMOUNTS)
Net revenue:
  Product...............................................  $510,770    $343,940    $252,231
  Services and support..................................   101,423      77,854      26,679
                                                          --------    --------    --------
          Total revenue.................................   612,193     421,794     278,910
                                                          --------    --------    --------
Cost of revenue:
  Product...............................................    77,669      57,550      37,873
  Services and support..................................    30,547      19,363      10,849
                                                          --------    --------    --------
          Total cost of revenue.........................   108,216      76,913      48,722
                                                          --------    --------    --------
Operating costs and expenses:
  Research and development..............................    85,021      52,244      36,771
  Marketing and sales...................................   181,017     122,638      92,295
  General and administrative............................    43,060      30,315      20,134
  Amortization of intangibles...........................       858       3,169       1,356
  Acquisition and other related costs...................   175,800      30,669      19,936
                                                          --------    --------    --------
          Total operating costs and expenses............   485,756     239,035     170,492
                                                          --------    --------    --------
          Income from operations........................    18,221     105,846      59,696
Interest and other income, net..........................    14,743       9,548       8,799
                                                          --------    --------    --------
          Income before provision for income taxes......    32,964     115,394      68,495
Provision for income taxes..............................    61,320      51,284      26,154
                                                          --------    --------    --------
          Net income (loss).............................  $(28,356)   $ 64,110    $ 42,341
                                                          ========    ========    ========
Net income (loss) per share -- basic....................  $  (0.41)   $   0.97    $   0.67
                                                          ========    ========    ========
Shares used in per share calculation -- basic...........    68,748      65,835      63,651
                                                          ========    ========    ========
Net income (loss) per share -- diluted..................  $  (0.41)   $   0.89    $   0.62
                                                          ========    ========    ========
Shares used in per share calculation -- diluted.........    68,748      72,221      68,693
                                                          ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                           COMMON STOCK     ADDITIONAL
                                                         ----------------    PAID-IN               RETAINED   TREASURY
                                                         SHARES    AMOUNT    CAPITAL      OTHER    EARNINGS    STOCK      TOTAL
                                                         -------   ------   ----------   -------   --------   --------   --------
Balances, 31 December 1994.............................   62,566    $625    $ 128,896    $    90   $ 81,642   ($ 8,755)  $202,498
  Issuance of common stock upon exercise of stock
    options............................................    2,587      26       13,035         --         --         --     13,061
  Issuance of common stock from Employee Stock Purchase
    Plan...............................................      174       2        2,386         --         --         --      2,388
  Tax benefit from exercise of nonqualified stock
    options............................................       --      --       14,731         --         --         --     14,731
  Secondary offering costs.............................       --      --         (445)        --         --         --       (445)
  Repurchase of common stock...........................       --      --           --         --         --    (30,870)   (30,870)
  Foreign currency translation.........................       --      --           --        (45)        --         --        (45)
  Net income...........................................       --      --           --         --     42,341         --     42,341
                                                         -------    ----    ---------    -------   --------   --------   --------
Balances, 31 December 1995.............................   65,327     653      158,603         45    123,983    (39,625)   243,659
  Net book value of assets of FSA acquired in issuance
    of common stock upon pooling transaction...........       --      --           --         --        387         --        387
                                                         -------    ----    ---------    -------   --------   --------   --------
Restated balances, 31 December 1995....................   65,327     653      158,603         45    124,370    (39,625)   244,046
  Issuance of common stock upon exercise of stock
    options ...........................................    3,329      33       28,534         --         --         --     28,567
  Issuance of common stock from Employee Stock Purchase
    Plan...............................................      157       2        3,697         --         --         --      3,699
  Fractional shares returned upon stock split..........     (175)     (2)           2         --         --         --         --
  Tax benefit from exercise of nonqualified stock
    options............................................       --      --       40,981         --         --         --     40,981
  Foreign currency translation.........................       --      --           --       (113)        --         --       (113)
  Unrealized gain on marketable securities.............       --      --           --        582         --         --        582
  Repurchase of common stock...........................       --      --           --         --         --    (52,949)   (52,949)
  Retirement of treasury stock.........................   (1,954)    (20)     (92,554)        --         --     92,574         --
  Net income...........................................       --      --           --         --     64,110         --     64,110
                                                         -------    ----    ---------    -------   --------   --------   --------
Balances, 31 December 1996.............................   66,684     666      139,263        514    188,480         --    328,923
  Net book value of liabilities of Jade K.K acquired in
    issuance of common stock upon pooling
    transaction........................................      336       3           --         --     (1,126)        --     (1,123)
  Net book value of assets of SHBV acquired in issuance
    of common stock upon pooling transaction...........       64       1           --         --        924         --        925
  Net book value of assets of Helix acquired in
    issuance of common stock upon pooling
    transaction........................................      550       6          883         --      1,720         --      2,609
                                                         -------    ----    ---------    -------   --------   --------   --------
Restated balances, 31 December 1996....................   67,634     676      140,146        514    189,998         --    331,334
  Elimination of net loss for Network General for the
    quarter ended 31 March 1997........................    1,705      18       83,711        396      6,425    (79,196)    11,354
  Issuance of common stock upon exercise of stock
    options............................................    2,753      28       36,232         --         --         --     36,260
  Issuance of common stock from Employee Stock Purchase
    Plan...............................................      366       3        6,925         --         --         --      6,928
  Tax benefit from exercise of nonqualified stock
    options............................................       --      --       39,941         --         --         --     39,941
Foreign currency translation...........................       --      --           --     (1,020)        --         --     (1,020)
  Unrealized gain on marketable securities.............       --      --           --         56         --         --         56
  Repurchase of common stock...........................   (2,537)    (26)    (115,908)        --         --     79,196    (36,738)
  Net loss.............................................       --      --           --         --    (28,356)        --    (28,356)
                                                         -------    ----    ---------    -------   --------   --------   --------
Balances, 31 December 1997.............................   69,921    $699    $ 191,047    $   (54)  $168,067   $     --   $359,759
                                                         =======    ====    =========    =======   ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEARS ENDED 31 DECEMBER
                                                              -----------------------------------
                                                                1997         1996         1995
                                                              ---------    ---------    ---------
                                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................  $ (28,356)   $  64,110    $  42,341
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Acquired in-process research and development............     75,717       19,504        7,153
      Depreciation and amortization.........................     25,436       17,484       12,199
      Deferred taxes........................................    (23,593)      (4,806)      (1,455)
      Unrealized gain on investments........................         56          184           --
      Changes in assets and liabilities:
         Accounts receivable................................    (46,355)     (22,031)     (19,230)
         Refundable income taxes............................      1,593        4,195       (5,228)
         Prepaids and other assets..........................     (9,017)      (2,847)        (368)
         Accounts payable and accrued liabilities...........     71,815       18,277        9,676
         Deferred revenue...................................     23,390        5,254        5,347
                                                              ---------    ---------    ---------
           Net cash provided by operating activities........     90,686       99,324       50,435
                                                              ---------    ---------    ---------
Cash flows from investing activities:
  Elimination of Network General cash flow for the quarter
    ended 31 March 1997.....................................     14,354           --           --
  Purchases of available-for-sale investments...............   (785,060)    (199,854)     (30,800)
  Sales of available-for-sale investments...................    768,867      162,332       20,784
  Purchases of held-to-maturity investments.................    (81,668)    (112,062)    (204,626)
  Sales of held-to-maturity investments.....................     45,307      112,977      213,262
  Additions to fixed assets.................................    (23,305)     (22,657)     (16,294)
  Net liabilities of Jade K.K. and net assets of SHBV
    acquired in pooling transactions........................       (198)          --           --
  Net assets of Helix Software acquired in pooling
    transaction, net of transaction costs...................      2,609           --           --
  Acquisition of AIM Technology.............................         --           --       (6,501)
  Acquisition of Cinco Networks, Inc........................    (25,079)          --           --
  Acquisition of Compusul...................................     (3,350)          --           --
  Acquisition of 3DV Technology, Inc........................    (20,000)          --           --
  Acquisition of PGP........................................    (24,974)          --           --
  Acquisition of Paradigm...................................     (1,833)          --           --
  Purchased intangibles.....................................       (374)          --           --
  Net assets of FSA acquired under pooling transaction......         --          387           --
                                                              ---------    ---------    ---------
           Net cash used in investing activities............   (134,704)     (58,877)     (24,175)
                                                              ---------    ---------    ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net of offering
    costs...................................................         --           --          232
  Proceeds from exercise of stock options...................     43,188       41,057       21,509
  Tax benefit from exercise of nonqualified stock options...     39,941       32,107        8,386
  Cost of secondary security offering.......................         --           --         (445)
  Repurchase of common stock................................    (39,738)     (52,949)     (30,870)
                                                              ---------    ---------    ---------
           Net cash provided (used) by financing
             activities.....................................     43,391       20,215       (1,188)
                                                              ---------    ---------    ---------
  Effect of exchange rate fluctuations on cash and cash
    equivalents.............................................     (1,020)          --            8
                                                              ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents........     (1,647)      60,662       25,080
Cash and cash equivalents at beginning of year..............    125,141       64,479       39,399
                                                              ---------    ---------    ---------
Cash and cash equivalents at end of year....................  $ 123,494    $ 125,141    $  64,479
                                                              ---------    ---------    ---------
Supplemental disclosure of cash flow information:
  Cash paid during the year for income taxes................  $  14,316    $  12,610    $  18,075
                                                              =========    =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     Networks Associates, Inc. (the Company), formerly McAfee Associates, Inc., develops, markets, distributes and supports network security and management software products. The Company's markets are worldwide and include corporate, governmental, and institutional users as well as resellers and distributors throughout the world. Software products and updates are delivered primarily through electronic distribution under two-year subscription licenses and as boxed product sold through the retail channel. International sales and support are provided by subsidiaries in principal European markets and independent agents and distributors elsewhere internationally. The Company changed its name to Networks Associates, Inc. in connection with the merger with Network General, in December 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Financial Statement Presentation:

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Certain Risks and Concentrations:

     The Company's product revenues are concentrated in the personal computer software industry which is highly competitive and rapidly changing. Significant technological changes in the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies could adversely affect operating results. In addition, a significant portion of the Company's revenue and net income is derived from international sales and independent agents and distributors. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, piracy or non-performance by independent agents could adversely affect operating results.

     The Company maintains the majority of cash balances and all of its marketable securities with six financial institutions. The Company invests with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Company has significant amounts receivable from customers across a broad demographic base. Management of the Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts.

     Certain of the Company's products contain critical components supplied by a single or a limited number of third parties. The Company has been required to purchase and inventory certain of the computer platforms around which it designs its products so as to ensure an available supply of the product for its customers. Any significant shortage of these platforms or other components or the failure of the third party supplier to maintain or enhance these products could materially adversely affect the Company's results of operations.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

  Foreign Currency Translation:

     The Company considers the local currency to be the functional currency for its international subsidiaries. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments resulting from this process are charged or credited to equity. Foreign currency transaction gains and losses, which to date have not been material, are included in the determination of net income.

  Revenue Recognition:

     Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped (or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

     Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

     Prior to 1 July 1995 revenue from subscription licenses for anti-virus software was recognized ratably over a two year period as the Company did not separately sell the product license and maintenance. Effective 1 July 1995, the Company began to sell these components separately and currently recognizes, upon the initial sale, 80 per cent. of the total fee as product license revenue and defers 20 per cent. of the fee as maintenance. The maintenance fee is recognized over the service period, generally two years. The effect of this change was to increase 1995 net income by $7.7 million ($0.16 per share).

  Advertising:

     Advertising costs are expensed as incurred and included in "Marketing and Sales Expenses."

  Research and Development:

     Research and development expenditures are charged to operations as incurred. Under the Company's development process, technological feasibility is established on completing a working model. Subsequent costs for the Company have not been significant and all software development costs have therefore been expensed.

  Cash and Cash Equivalents:

     Cash equivalents are comprised of highly liquid debt instruments with original maturities of 90 days or less.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

  Marketable Securities:

     All marketable securities are classified as either available-for-sale or held-to-maturity. Available-for-sale securities are carried at fair value, and held-to-maturity securities are stated at cost, adjusted for amortization or premiums and accretion of discounts to maturity, in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115"). Current marketable securities are those with maturities less than one year from the balance sheet date. Non-current marketable securities are those with maturities greater than one year from the balance sheet date. Unrealized gains and losses on marketable securities classified as available-for-sale, when material, are reported net of related taxes as a separate component of stockholders' equity. Realized gains and losses on sales of all such investments are reported in earnings and computed using the specific identification cost method. No debt or equity securities were classified as held-to-maturity at 31 December 1997.

  Inventories:

     Inventories are stated at the lower of cost (first-in, first-out) or market and include material and related manufacturing overhead.

  Fixed Assets:

     Fixed assets are stated at cost. Depreciation and amortization of fixed assets is provided using the straight-line method over the estimated useful lives of the assets (2 to 5 years).

  Intangible Assets:

     Intangible assets include the estimated fair market values of purchased technology when the related products or products under development are considered technologically feasible and goodwill arising from acquisitions and other intangibles. Intangibles are amortized over their estimated useful lives (typically three years to five years).

  Fair Value of Financial Instruments:

     Carrying amounts of the Company's financial instruments including cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

  Stock Based Compensation:

     The Company accounts for stock based compensation using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

  Net Income Per Share:

     Net income (loss) per share has been computed in accordance with SFAS 128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and common equivalent shares outstanding during the period.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

  Stock Dividend:

     During October 1995 and April and October, 1996, the Company declared and paid stock dividends of one share of common stock for every two shares of common stock outstanding. All per share data contained herein has been restated to reflect the increased number of shares outstanding.

3. BUSINESS COMBINATIONS AND ACQUISITIONS

  MERGER WITH NETWORK GENERAL CORPORATION

     On 1 December 1997, the Company acquired Network General Corporation (Network General), a provider of network fault and performance management solutions for approximately 17.9 million shares of the Company's common stock. The Company also assumed and exchanged all options to purchase Network General stock for options to purchase approximately 3.3 million shares of the Company's common stock. The transaction was accounted for as a pooling of interests and therefore all prior period financial statements have been restated to include the results of Network General for all periods presented. On 1 December 1997, in connection with the merger, McAfee changed its name to Networks Associates, Inc. Network General had a fiscal year ended 31 March. Restated financial statements combine Network General results for the fiscal years ended 31 March 1997 and 1996 with the results for the years ended 31 December 1996 and 1995, respectively. In order to conform Network General's fiscal year end to the Company's fiscal year end, the consolidated statement of operations for the year ended 31 December 1997 includes the three months ended 31 March 1997 for Network General which are also included in the consolidated statement of operations for the year ended 31 December 1996. Revenue and net loss of Network General for such period were $68.0 million and $6.4 million, respectively. Stockholders' equity for the year ended 31 December 1997 has been adjusted to eliminate these amounts.

     Separate and combined results of operations for the periods prior to the merger are as follows:

                                                NINE MONTHS
                                                   ENDED
                                                31 SEPTEMBER    YEAR ENDED 31 DECEMBER
                                                ------------    ----------------------
                                                    1997          1996         1995
                                                ------------    ---------    ---------
Revenues:
  McAfee......................................    $247,960      $181,126     $ 90,065
  Network General.............................     190,928       240,668      188,845
                                                  --------      --------     --------
  Combined....................................    $438,888      $421,794     $278,910
                                                  --------      --------     --------
Net income (loss):
  McAfee......................................    $ 67,850      $ 39,017     $ 14,916
  Network General.............................     (15,310)       25,093       27,425
                                                  --------      --------     --------
  Combined....................................    $ 52,540      $ 64,110     $ 42,341
                                                  --------      --------     --------
Net income (loss) per share:
  McAfee......................................    $   1.26      $   0.73     $   0.30
                                                  --------      --------     --------
  Network General.............................       (0.86)         1.32         1.44
                                                  --------      --------     --------
  Combined....................................    $   0.73      $   0.89     $   0.62
                                                  --------      --------     --------

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

     During 1997, 1996 and 1995 the Company acquired other companies or assets for common stock as poolings of interests or for cash and other consideration in purchase transactions. The companies acquired in poolings of interests were not significant and the financial statements were not restated. The following is a summary of such acquisitions:

                                         COMMON STOCK
                                      ISSUED IN POOLINGS      PURCHASE PRICE OF PURCHASE
                                         OF INTEREST                 TRANSACTIONS
                                      ------------------    ------------------------------
1997
Jade K.K............................     336,071 shares
Schuijers Holdings B.V..............      63,721 shares
3DV Technology, Inc.................                                $20.0 million
Compusul Consultores de Informatica,
  Ltd...............................                        $2.6 million plus $1.0 million
                                                                 contingently payable
Cinco Networks, Inc.................                                $26.0 million
Paradigm Agency Pty Ltd.............                                 $2.0 million
Helix Software Company..............     550,000 shares
Pretty Good Privacy, Inc............                         $35 million plus warrants to
                                                              purchase 250,000 shares of
                                                            Common Stock at $60 per share.
1996
Vycor Corporation...................                                 $9.0 million
Assets acquired from Interactive
  Distributed Systems Software
  GmbH..............................                                 $2.1 million
FSA Corporation.....................     534,000 shares
1995
Saber Software Corporation..........   2,100,000 shares
AIM Technology......................                                 $7.1 million
IPE.................................                                 $2.5 million
Assurdata...........................                        $1.6 million plus a warrant to
                                                              purchase 33,750 shares of
                                                              Common Stock at $11.26 per
                                                                        share
Distribution rights from three
  German distribution entities......                                 $1.9 million

     Of the total purchase price paid for the acquisitions treated as purchases in 1997, 1996 and 1995, the Company expensed (primarily as in-process R&D), in the year acquired, approximately $74.4 million, $9.9 million and $11.4 million, respectively and capitalized (primarily as developed technology and goodwill) approximately $11.2 million, $1.2 million and $1.7 million, respectively. Amounts are being amortized over 3 to 6 years.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

4. MARKETABLE SECURITIES

     At 31 December 1997 and 1996, marketable securities are summarized as follows (in thousands):

                                           AMORTIZED    AGGREGATE     UNREALIZED
                  1997:                      COST       FAIR VALUE      GAINS
                  -----                    ---------    ----------    ----------
                                                      (IN THOUSANDS)
Available-for-Sale Securities
U.S. Government debt securities..........  $  6,014      $  6,021       $    7
Municipal debt securities................   245,671       246,049          378
Corporate debt securities................    35,655        36,273          618
                                           --------      --------       ------
                                           $287,340      $288,343       $1,003
                                           ========      ========       ======

     At 31 December 1997, all marketable debt securities have scheduled maturities of less than three years.

                                            AMORTIZED    AGGREGATE     UNREALIZED
                   1996                       COST       FAIR VALUE      GAINS
                   ----                     ---------    ----------    ----------
                                                       (IN THOUSANDS)
Held-to-Maturity Securities
U.S. Government debt securities...........   $ 9,955      $ 9,955         $ --
Municipal debt securities.................    74,784       74,890          106
                                             -------      -------         ----
                                             $84,739      $84,845         $106
                                             =======      =======         ====

                                            AMORTIZED    AGGREGATE     UNREALIZED
                                              COST       FAIR VALUE      GAINS
                                            ---------    ----------    ----------
                                                       (IN THOUSANDS)
Available-for-Sale Securities
U.S. Government debt securities...........   $ 1,002      $ 1,000        $  (2)
Municipal debt securities.................    85,084       85,014          (70)
Corporate debt securities.................    10,171        9,759         (412)
                                             -------      -------        -----
                                             $96,257      $95,773        $(484)
                                             =======      =======        =====

5. DERIVATIVES

     During fiscal year 1997, the Company began using forward foreign exchange contracts to hedge certain assets denominated in foreign currencies. For these instruments, risk reduction is assessed on a transaction basis and the instruments are designated as, and effective as a hedge and are highly inversely correlated to the hedged item as required by generally accepted accounting principles. Gains and losses on these hedges are included in the carrying amount of the assets and are ultimately recognized in income. If a hedging instrument ceases to qualify for hedge accounting, it is accounted for on a mark to market basis and any subsequent gains and losses are recognized currently in income. The Company does not use any derivatives for trading or speculative purposes.

  Forward Exchange Contracts

     The Company conducts business globally. As a result, it is exposed to movements in foreign currency exchange rates. The Company enters into forward exchange contracts to hedge exposures associated with nonfunctional currency assets and liabilities denominated in Canadian, Australian and several European currencies.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

     The Company does not generally hedge anticipated foreign currency cash flows nor does the Company enter into forward contracts for trading purposes. Gains and losses on the contracts are reported in other income and generally offset gains or losses from the revaluation of nonfunctional currency assets and liabilities. The forward contracts range from one to three months in original maturity. The forward contracts outstanding and their unrealized gains and (losses) are presented below (in thousands):

                                           NOTIONAL     NOTIONAL
                                             VALUE       VALUE      UNREALIZED
                                           PURCHASED      SOLD      GAIN/(LOSS)
                                           ---------    --------    -----------
Australian Dollar........................   $   --      $   866        $ (2)
Canadian Dollar..........................       --        2,486           8
Dutch Guilder............................    2,900           --         (23)
Other European Currencies................       --        8,878         (59)
                                            ------      -------        ----
                                            $2,900      $12,230        $(76)
                                            ======      =======        ====

6. BALANCE SHEET DETAIL (IN THOUSANDS)

                                                           31 DECEMBER
                                                       --------------------
                                                         1997        1996
                                                       --------    --------
Fixed assets:
  Furniture and fixtures.............................  $ 19,321    $ 39,536
  Computers, demonstration and rental equipment......    61,204      19,416
  Leasehold improvements.............................     9,026       6,021
                                                       --------    --------
                                                         89,551      64,973
  Less accumulated depreciation and amortization.....   (60,981)    (36,610)
                                                       --------    --------
                                                       $ 28,570    $ 28,363
                                                       ========    ========
Intangibles assets:
  Purchased technology...............................  $  6,678    $  3,516
  Other..............................................     1,261       1,261
  Goodwill...........................................    13,285       2,046
                                                       --------    --------
                                                         21,224       6,823
  Less accumulated amortization......................    (7,338)     (5,822)
                                                       --------    --------
                                                         13,886       1,001
Other assets.........................................     3,846       1,840
                                                       --------    --------
                                                       $ 17,732    $  2,841
                                                       ========    ========
Accrued liabilities:
  Accrued compensation...............................  $ 18,175    $ 12,223
  Accrued acquisition and merger costs...............    65,225       2,708
  Accrued taxes......................................    29,298       1,198
  Other accrued expenses.............................    28,385      20,231
                                                       --------    --------
                                                       $141,083    $ 36,360
                                                       ========    ========

7. COMMITMENTS

     The Company leases its operating facilities under non-cancellable operating leases through December 2002. In addition, the Company has leased certain equipment under various leases which expire no later than 1998.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

     At 31 December 1997, future minimum payments under non-cancellable operating leases are as follows (in thousands):

                 YEAR ENDING 31 DECEMBER
                 -----------------------
1998.....................................................  $ 15,460
1999.....................................................    15,440
2000.....................................................    14,696
2001.....................................................    12,271
2002 and thereafter......................................   115,306
                                                           --------
                                                           $173,173
                                                           ========

     Rent expense for the years ended 31 December 1997, 1996 and 1995 amounted to $10.0 million, $7.3 million and $5.9 million, respectively.

     The Company presently intends to move its headquarters to larger facilities in Santa Clara, California. To that end, the Company has agreed, as the assignee of certain rights of the existing tenant, to rent a facility of approximately 200,000 square feet commencing on or about 1 April 1998. The underlying lease is set to expire in 2013.

8. NETWORK GENERAL SHARE REPURCHASE PROGRAM

     In July 1993, the Board of Directors of Network General authorized Network General to repurchase up to 1,666,800 shares of its common stock on the open market to satisfy commitments under its stock option and stock purchase plans.

     In fiscal year 1996, up to an additional 1,666,800 shares of Network General common stock were authorized for repurchase for the same purpose. At 1 December 1997, Network General had repurchased and retired 1,954,323 shares at an aggregate cost of $92,574,000.

9. EMPLOYEE BENEFIT PLANS

  401(k) and Profit Sharing Plan:

     Under the Company's 401(k) and Profit Sharing Plans, the Board of Directors, at its discretion, can match employee contributions in an amount not to exceed 20 per cent. of total compensation. Annual amounts provided by the Company under the plan to date have not been material.

  Employee Stock Purchase Plan:

     Under the 1994 Employee Qualified Stock Purchase Plan, the Company can grant stock purchase rights to all eligible employees during one year offering periods with exercise dates approximately every six months (beginning each August and February). The Company has reserved 506,250 shares of common stock for issuance under the plan. Shares are purchased through employees' payroll deductions at exercise prices equal to 85 per cent. of the lesser of the fair market value of the Company's common stock at either the first day of an offering period or the last day of such offering period. No participant may purchase more than $25,000 worth of common stock in any one calendar year.

10. STOCKHOLDERS' EQUITY

Preferred Stock:

     The Company has authorized 5,000,000 shares of preferred stock, par value $.01 per share. The Company's Board of Directors has authority to provide for the issuance of the shares of

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, without any further vote or action by the shareholders.

     In connection with the acquisition of FSA, the Company issued one share of Series A preferred stock. The share of Series A preferred stock has no preferential rights other than the right to cast a number of votes equal to the number of common shares issuable in exchange for certain exchangeable non-voting shares of FSA. At 31 December 1997, 325,062 shares of the Company's common stock were reserved for conversion.

  Stock Option Plans:

     In June 1997, the Board of Directors approved the 1997 Stock Incentive Plan (the "1997 Plan") to replace the 1995 Stock Incentive Plan. Under the 1997 Plan, the Company has reserved 5,850,000 shares for issuance to employees, officers, directors, third-party contractors and consultants. The plan provides for an option price no less than 100 per cent. of the fair market value of the Company's common stock on the date of grant for incentive stock options granted to employees and officers (including directors who are also employees) or 85 per cent. of the fair market value on the date of grant for all others. The options may be exercisable immediately, or over time, generally vest 25 per cent. one year after commencing employment or from date of grant and vest thereafter in monthly increments over three years. All options under the option plan expire ten years after grant.

     Under the amended Stock Option Plan for Outside Directors, the Company has reserved 421,875 shares for issuance to certain members of its Board who are not employees of the Company or any affiliated corporation. The plan provides for an option price at fair market value of the Company's common stock on the date of grant. The initial grant to each outside director generally vests ratably over a three-year period. Subsequent option grants will vest after three years from the date of grant. All options under the option plan expire ten years after grant.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

     Aggregate activity under stock option plans is as follows:

                                                            OUTSTANDING OPTIONS
                               SHARES     -------------------------------------------------------
                             AVAILABLE    NUMBER OF       PRICE PER        AGGREGATE     WEIGHTED
                             FOR GRANT      SHARES          SHARE            PRICE       AVG. EX.
                             ----------   ----------    --------------    ------------   --------
Balances, 31 December
  1994.....................   5,157,492    8,329,889    $ .00 - $24.60    $ 64,076,423    $ 7.69
Additional shares
  authorized...............   6,750,000           --                --              --        --
Shares granted.............  (7,525,651)   7,525,651    $5.48 - $48.00     114,919,788    $15.27
Shares exercised...........          --   (2,586,378)   $ .00 - $34.13     (13,061,481)   $ 5.05
Shares cancelled...........   1,609,600   (1,723,056)   $1.70 - $46.80     (16,620,144)   $ 9.65
                             ----------   ----------                      ------------
Balances, 31 December
  1995.....................   5,991,441   11,546,106    $ .00 - $48.00     149,314,586    $12.93
Shares granted.............  (4,197,370)   4,197,370    $1.13 - $65.69     134,948,924    $32.15
Shares exercised...........          --   (3,328,493)   $0.01 - $48.00     (28,567,332)   $ 8.58
Shares cancelled...........   1,528,694   (1,528,694)   $1.70 - $60.30     (27,610,011)   $18.06
                             ----------   ----------                      ------------
Balances, 31 December
  1996.....................   3,322,765   10,886,289    $ .01 - $65.69     228,086,167    $20.95
Eliminate duplicate
  period...................      55,318      148,985    $0.80 - $60.30       1,017,800    $6.830
Additional shares
  authorized...............   7,850,000           --                --              --        --
Shares granted.............  (5,973,398)   5,973,398    $0.98 - $60.30     260,853,796    $43.67
Shares exercised...........          --   (2,752,673)   $0.80 - $60.30     (36,259,606)   $12.71
Shares cancelled...........   2,721,278   (2,721,278)   $0.98 - $66.63     (76,792,667)   $28.22
                             ----------   ----------                      ------------
Balances, 31 December
  1997.....................   7,975,963   11,534,721    $0.98 - $66.63    $376,905,490    $43.01
                             ==========   ==========                      ============

     At 31 December 1997, a total of 2,963,535 options to purchase common stock were exercisable at an aggregate average exercise price of $25.66.

     The following information regarding the stock option program and employee stock purchase programs is provided in compliance with SFAS 123, "Accounting for Stock Based Compensation".

                           OPTIONS OUTSTANDING
                 ---------------------------------------    OPTIONS EXERCISABLE
                                WEIGHTED                   ----------------------
                                 AVERAGE      WEIGHTED                   WEIGHTED
                   NUMBER       REMAINING      AVERAGE       NUMBER      AVERAGE
   RANGE OF      OUTSTANDING   CONTRACTUAL   EXERCISABLE   EXERCISABLE   EXERCISE
EXERCISE PRICES  AT 31/12/97    LIFE(YRS)       PRICE      AT 31/12/97    PRICE
---------------  -----------   -----------   -----------   -----------   --------
$ 0.98 - $ 8.37     718,198       6.98         $ 5.50         381,147     $ 5.06
$ 8.89 - $11.11   1,487,544       7.38         $10.00         451,723     $10.17
$12.67 - $20.55     820,316       6.91         $16.88         449,514     $17.15
$20.67 - $31.50   1,131,303       7.76         $24.52         477,187     $24.71
$32.38 - $36.30     708,524       9.07         $35.29         353,484     $35.83
$38.55 - $39.30     946,969       8.82         $38.93         280,078     $38.85
$40.00 - $40.00   1,761,000       9.22         $40.00           4,000     $40.00
$40.25 - $43.95   1,419,522       9.42         $42.65          94,368     $41.47
$44.13 - $48.15   1,182,611       8.52         $46.17         422,399     $46.97
$49.38 - $66.63   1,358,734       9.38         $55.02          49,635     $51.92
                 ----------                                 ---------
$ 0.98 - $66.63  11,534,721       7.43         $32.97       2,963,535     $25.66
                 ==========                                 =========

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

                           OPTIONS OUTSTANDING
                 ---------------------------------------    OPTIONS EXERCISABLE
                                WEIGHTED                   ----------------------
                                 AVERAGE      WEIGHTED                   WEIGHTED
                   NUMBER       REMAINING      AVERAGE       NUMBER      AVERAGE
   RANGE OF      OUTSTANDING   CONTRACTUAL   EXERCISABLE   EXERCISABLE   EXERCISE
EXERCISE PRICES  AT 31/12/96    LIFE(YRS)       PRICE      AT 31/12/96    PRICE
---------------  -----------   -----------   -----------   -----------   --------
$ 0.80 - $ 6.03   1,700,597       7.55         $ 3.44         643,152     $ 3.28
$ 8.37 - $ 8.37     734,937       8.28         $ 8.37          49,809     $ 8.37
$ 8.89 - $ 9.70   1,437,072       8.53         $ 9.67         110,094     $ 9.69
$10.95 - $20.01   2,243,669       8.03         $14.24         492,451     $13.85
$20.33 - $37.55   2,209,395       8.69         $25.26         311,980     $24.71
$38.10 - $38.55     315,773       9.45         $38.55          33,632     $38.54
$39.15 - $46.80   1,415,462       9.26         $42.64         163,131     $42.38
$47.10 - $48.15     470,613       9.09         $47.90          30,647     $47.98
$49.50 - $65.69     358,771       9.73         $53.59           1,997     $55.94
                 ----------                                 ---------
$ 0.80 - $65.69  10,886,289       8.47         $20.94       1,836,893     $15.20
                 ==========                                 =========

     The fair market value of options granted has been calculated using the Black-Scholes option pricing model using the multiple option approach. A typical option grant vests over a four year period. Parameters for the option analysis are listed below.

                                                            1995      1996      1997
                                                            ----      ----      ----
Risk free interest rate...................................  5.50%     5.85%     5.39%
Expected life (yrs).......................................     4         4         4
Volatility................................................  0.66      0.66      0.66
Dividend yield............................................     0         0         0

     The weighted average expected life of the option grants was estimated based on examination of previously exercised options over the life of the program. Volatility was estimated on a monthly basis since the Company became public in October of 1992. The average volatility for the twelve months ending December 1997 and 36 month period from January 1995 through December 1997 was 66 per cent. Since the volatility has been relatively stable one value was selected for all segments. The Company has not paid a dividend, and has no plans to do so.

     The weighted average fair value of options granted in 1997, 1996 and 1995 was $27.85, $17.44 and $10.05, respectively.

     The Company has also estimated the fair value of purchase rights issued under the Employee Stock Purchase Program. Rights under this plan were also evaluated using the Black-Scholes option pricing model. The Company's plan is described in Note 7. Purchase periods occur twice yearly and each effectively contains a 6 and 12 month option.

                        FEB. 95     AUG. 95     FEB. 96     AUG. 96     FEB. 97     AUG. 97
                       ---------   ---------   ---------   ---------   ---------   ---------
Risk Free Interest
  Rate...............      6.06%       5.47%       4.84%       5.73%       5.40%       5.44%
Expected Life........  6, 12 mos   6, 12 mos   6, 12 mos   6, 12 mos   6, 12 mos   6, 12 mos
Volatility...........       0.66        0.66        0.66        0.66        0.66        0.66
Dividend Yield.......         --          --          --          --          --          --

     The weighted average fair value of options granted pursuant to the Employee Stock Purchase Program in 1997, 1996 and 1995 was $16.66, $10.51 and $9.03,
respectively.

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

     The following pro forma income information has been prepared following the provisions of SFAS 123.

                                               1997       1996       1995
                                             --------    -------    -------
Net income (loss) -- pro forma
  (thousands)............................    $(77,284)   $38,993    $33,721
Net income (loss) per share -- diluted --
  pro forma..............................    $  (1.12)   $  0.54    $  0.49

     The impact on pro forma earnings per share and net income in the table above may not be indicative of the effect in future years as options vest over several years and the Company continues to grant stock options to new employees. This policy may or may not continue.

     Warrants:

     Pursuant to the acquisition of PGP, the Company issued warrants to purchase 250,000 shares of common stock at a price of $60 per share, which expire, subject to certain extensions, on 5 June 1999, all of which were outstanding at 31 December 1997. In addition, warrants for the purchase of 4,227 shares of Common Stock issued in connection with the Company's 1995 acquisition of Assurdata were outstanding at 31 December 1997.

11. PROVISION FOR INCOME TAXES

     Taxable income from continuing operations from the years ended 31 December was earned in the following jurisdictions (in thousands of U.S. dollars):

                                              1997        1996       1995
                                             -------    --------    -------
Domestic.................................    $16,506    $119,623    $67,073
Foreign..................................     16,458      (4,229)     1,422
                                             -------    --------    -------
                                             $32,964    $115,394    $68,495

     Significant components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

                                                 YEARS ENDED 31 DECEMBER
                                              -----------------------------
                                               1997       1996       1995
                                              -------    -------    -------
Federal:
Current payable...........................    $24,784    $43,337    $23,114
Deferred..................................     20,173     (3,856)    (2,992)
                                              -------    -------    -------
          Total federal...................     44,957     39,481     20,122
                                              -------    -------    -------
State:
Current payable...........................      6,477      9,878      5,530
Deferred..................................      2,270         55        (38)
                                              -------    -------    -------
          Total state.....................      8,747      9,933      5,492
                                              -------    -------    -------
Foreign...................................      7,616      1,870        540
                                              -------    -------    -------
Provision for income taxes................    $61,320    $51,284    $26,154
                                              =======    =======    =======

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

     Significant components of net deferred tax assets at 31 December are as follows (in thousands of U.S. dollars):

YEARS ENDED 31 DECEMBER                        1997       1996       1997
-----------------------                       -------    -------    -------
Deferred revenue..........................    $ 1,387    $ 1,865    $ 4,753
In-process technology.....................      6,190      6,355      6,349
State taxes...............................      1,740      1,631        502
Accrued liabilities and reserves..........     26,939      8,690      5,292
Depreciation and amortization.............      5,727      3,868      2,927
Subsidiaries operating loss carryover.....     10,597        968      2,472
                                              -------    -------    -------
                                               52,580     23,377     22,295
Valuation allowance.......................     (7,728)      (968)    (2,472)
                                              -------    -------    -------
                                              $44,852    $22,409    $19,823
                                              =======    =======    =======
Current portion...........................    $28,679    $10,321    $ 5,794
Non-current portion.......................     16,173     12,088     14,029
                                              -------    -------    -------
                                              $44,852    $22,409    $19,823
                                              =======    =======    =======

     The valuation allowance relates to the tax benefit of operating losses of PGP and 3DV. The operating losses are subject to certain annual limitations as a result of the acquisition and may expire before the Company can utilize them. Accordingly, a valuation allowance has been established.

     Realization of the remaining net deferred tax assets of $44,852,000 as of 31 December 1997 is dependent on generating sufficient taxable income to offset future deduction of the related items. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

     U.S. income taxes were not provided for on a cumulative total of approximately $17,038,000 of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States.

     The Company's effective tax rate on income before income taxes differs from the U.S. Federal statutory regular tax rate as follows:

YEARS ENDED 31 DECEMBER                                1997     1996    1995
-----------------------                                -----    ----    ----
U.S. Federal statutory income tax rate.............    35.0%    35.0%   35.0%
State taxes, net of federal income tax benefit.....      4.7     5.9     5.1
Non deductible acquisition and other costs.........    159.3     8.5     4.9
Other, net.........................................    (13.0)   (4.9)   (6.8)
                                                       -----    ----    ----
                                                       186.0%   44.5%   38.2%
                                                       =====    ====    ====

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES

12. NET INCOME (LOSS) PER SHARE:

     In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted net income
(loss) per share calculations is provided as follows (in thousands of U.S. dollars, except per share amounts):

                                                 YEAR ENDED 31 DECEMBER
                                             ------------------------------
                                               1997       1996       1995
                                             --------    -------    -------
NUMERATOR -- BASIC AND DILUTED
Net income (loss)........................    $(28,356)   $64,110    $42,341
                                             ========    =======    =======
Net income (loss) available to common
  stockholders...........................    $(28,356)   $64,110    $42,341
                                             ========    =======    =======
DENOMINATOR
Basic weighted average common shares
  outstanding............................      68,748     65,835     63,651
Effect of dilutive securities:
Common stock options.....................          --      6,386      5,042
                                             --------    -------    -------
Diluted weighted average common shares...      68,748     72,221     68,693
                                             ========    =======    =======
Diluted net income (loss) per share......       (0.41)      0.89       0.62
                                             ========    =======    =======

13. BUSINESS SEGMENT INFORMATION:

     The Company operates in one industry segment and markets and services its products in the United States and in foreign countries through its own direct sales organization and through independent agents and distributors. In 1997, foreign operations accounted for approximately 28 per cent. of the Company's net revenue, but less than 10 per cent. of the Company's net income, and identifiable assets. No one customer accounted for more than 10 per cent. of net revenue during fiscal 1997, 1996 and 1995.

     Net revenue information by geographic area is as follows (in thousands of U.S. dollars):

                                               YEAR ENDED 31 DECEMBER
                                          --------------------------------
                                            1997        1996        1995
                                          --------    --------    --------
North America.........................    $437,948    $321,002    $208,495
International.........................     174,245     100,792      70,415
                                          --------    --------    --------
                                          $612,193    $421,794    $278,910

14. LITIGATION:

     On 24 April 1997, the Company was served by Symantec with a suit filed in the United States District Court, Northern District of California, San Jose Division, alleging copyright infringement and unfair competition by the Company. Symantec alleges that the Company's computer software program called "PC Medic" copied portions of Symantec's computer software program entitled "CrashGuard." Symantec's complaint sought injunctive relief and unspecified money damages. On 20 July 1997, Symantec sought leave to amend its complaint to include additional allegations of copyright infringement and trade secret misappropriation pertaining to the Company's "VirusScan" product. Symantec sought injunctive relief and unspecified money damages. On 6 October 1997, the Court issued an order granting Symantec's motion to amend its complaint and enjoining the Company from shipping any product containing either an approximately 30-line routine found in Crash Guard or an approximately 100-line routine found in a Symantec DLL. The Court's order expressly stated that "the court is not enjoining the sale or distribution of McAfee's current

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES product." On 19 December 1997, the Court denied Symantec's motion to enjoin sale or distribution of the Company's current PC Medic product. On 11 February 1998, Symantec filed another motion seeking leave to again amend its complaint to include additional allegations of trade secret misappropriation, interference with economic advantage and business relations and violations of the Racketeer Influenced and Corrupt Organization Act ("RICO"), in connection with the alleged use at the Company by a former Symantec employee of allegedly proprietary Symantec customer information. Symantec also filed a motion for a preliminary injunction relating to these new allegations, and has scheduled both motions for hearing on 15 May 1998. Trial is currently set for September 1998.

     On 13 May 1997, Trend Micro, Inc. ("Trend") filed suit in United States District Court for the Northern District of California against both the Company and Symantec. Trend alleges that the Company's "WebShield" and "GroupShield" products infringe a Trend patent which issued on 22 April 1997. Trend's complaint seeks injunctive relief and unspecified money damages. On 6 June 1997, the Company filed its answer denying any infringement. The Company also filed a counterclaim against Trend alleging unfair competition, false advertising, trade libel, and interference with prospective economic advantage. On 19 September 1997, Symantec filed a motion to sever Trend's action against the Company from its action against Symantec. The Company did not oppose Symantec's motion to sever, other than to recommend a joint hearing on patent claim interpretation. On 19 December 1997, the Court granted Symantec's motion to sever and adopted the Company's recommendation regarding a joint hearing on patent claim interpretation. As a result of the Court's decision, Trend's actions against the Company and Symantec will proceed separately. The exact terms of the severance order have not yet been approved by the Court, and the Court has yet to reset key dates for discovery and trial in the two cases. The Company anticipates that the Court will shortly reset the date for the joint patent claim interpretation hearing for late June or July, 1998. Thirty days after the joint patent claim interpretation hearing, the Court has indicated it will set further dates for discovery and trial.

     On 6 May 1997, RSA Data Security, Inc. ("RSA") filed a lawsuit against PGP, a wholly owned subsidiary of the Company since 9 December 1997, in San Mateo County Superior Court. RSA seeks a declaration from the court that certain paragraphs of a license agreement between PGP and Public Key Partners (the "License Agreement") have been terminated and certain other paragraphs have survived RSA's purported termination of the License Agreement. RSA, which purports to act on behalf of Public Key Partners, also seeks an accounting of PGP's sales of products subject to the License Agreement. PGP denies that RSA has the authority to act on behalf of Public Key Partners, and denies that the License Agreement has been breached or terminated in whole or in part. On 22 May 1997, PGP filed a motion to compel arbitration of the action pursuant to an arbitration clause in the License Agreement. PGP's motion was granted on 9 October 1997. The Court stayed the state court proceedings and ordered the action to arbitration. The arbitration proceedings are in the preliminary stages.

     On 14 October 1997, RSA filed a patent infringement lawsuit against PGP in the United States District Court for the Northern District of California. RSA alleges PGP has infringed one of the patents which was licensed to PGP under the License Agreement. On 4 November 1997, PGP moved to stay the federal action, or, in the alternative, compel it to arbitration. On 23 December 1997, RSA filed a motion to amend its complaint to include the Company as defendant. PGP's motion to stay and RSA's motion to amend its complaint are scheduled to be heard by the federal court in February 1998.

     On 15 September 1997, the Company was named as a defendant in a patent infringement action filed by Hilgraeve Corporation ("Hilgraeve") in the United States District Court, Eastern District of Michigan. Hilgraeve alleges that the Company's "VirusScan" product infringes a Hil-

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES graeve patent which was issued on 7 June 1994. Hilgraeve's action seeks injunctive relief and unspecified money damages. The case is in discovery.

     Although the Company has not been served in any suit, three companies (including Network Associates Corporation in California and Network Associates, Inc. in Oregon) have made claims (including various trademark claims) or demands with respect to the Company's use of the name Network Associates.

     While there can be no assurance that the above litigation will not have a material adverse effect on the Company, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flow.

15. RECENT ACCOUNTING PRONOUNCEMENTS

     In July 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income", which requires a separate financial statement showing changes in comprehensive income, is effective for financial statements issued for fiscal years beginning after 15 December 1997. SFAS 130 requires reclassification of all prior-period financial statements for comparative purposes. The Company is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact the Company's results of operations.

     In July 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information", which requires companies to report certain information about operating segments, including certain information about their products, services, the geographic areas in which they operate and their major customers. This statement supersedes FASB Statements Nos. 14, 18, 24 and 30. SFAS 131 is effective for financial statements for fiscal years beginning after 15 December 1997. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

     Statement of Position (SOP) 97-2, "Software Revenue Recognition" was issued in October 1997 and addresses software revenue recognition matters primarily from a conceptual level and does not include specific implementation guidance. The SOP supersedes SOP 91-1 and is effective for transactions entered into for fiscal years beginning after 15 December 1997. Based on its reading and interpretation of SOP 97-2, the Company believes it is currently in compliance with the final standard. However, detailed implementation guidelines for this standard have not yet been issued. Once issued, such detailed implementation guidance could lead to unanticipated changes in the Company's current revenue accounting practices, and such changes could be material to the Company's revenues and earnings.

16. SUBSEQUENT EVENTS:

     On 10 February 1998, the Company agreed to issue in a private placement zero coupon convertible subordinated debentures due in 2018. The debentures, with an aggregate face amount at maturity of $770 million, are expected to generate net proceeds to the Company of approximately $293.6 million (after deducting the fee paid to the initial purchaser of the debentures but no other expenses of the placement). The initial price to the public for the debentures was $391.06 per $1,000 of face amount at maturity, which equates to a yield to maturity over the term of the bonds of 4.75 per cent. (on a semi-annual bond equivalent basis). The debentures are convertible into Common Stock at the rate of 5.692 shares per $1,000 of face amount at maturity, which equates to

                   NETWORKS ASSOCIATES, INC. AND SUBSIDIARIES an initial conversion price of $68.70 per share. On such date, the Company also granted an option to purchase on or prior to 10 March 1998 up to an additional $115.5 million aggregate principal amount due at maturity of debentures to cover over-allotments, if any. If such over-allotment option is exercised in full, the Company would expect to receive additional net proceeds of approximately $44 million (after deducting the fees paid to the initial purchaser of the debentures but no other expenses of the placement). On 13 February 1998, the initial purchaser exercised the option in full.

     Pending Acquisitions (Unaudited): On 22 February 1998, the Company agreed to acquire, in a pooling of interest merger, Trusted Information Systems, Inc. ("TIS"), a publicly traded provider of security solutions for the protection of computer networks. In the acquisition, a wholly owned subsidiary of the Company will merge with and into TIS. Each outstanding share of TIS common stock will be converted into 0.323 shares of common stock of the Company. The acquisition, which is expected to close in the second quarter of 1998, is subject to customary conditions to closing including TIS stockholder approval and Hart-Scott-Rodino anti-trust clearance.

                                   APPENDIX 4

         DR SOLOMON'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis at Part B of this Appendix for the nine month periods ended 28 February 1998 and 1997 should be read in conjunction with the condensed unaudited consolidated financial statements of Dr Solomon's and the related notes referred to at Part B of Appendix 2 of this document. Such results are not necessarily indicative of the results to be expected for the full year or any future periods.

     The following management's discussion and analysis at Part C of this Appendix for the financial years ended 31 May 1997, 1996 and 1995 should be read in conjunction with the audited consolidated financial statements of Dr Solomon's and the related notes set out at Part B of Appendix 2 of this document.

     The consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. See
Note 22 to the audited consolidated financial statements.

PART A

OVERVIEW

     Dr Solomon's develops, markets and supports anti-virus software programs for PCs and PC networks. Dr Solomon's products provide effective and easy to use software solutions to the risks posed by the proliferation of new and increasingly sophisticated types of computer viruses. Dr Solomon's principal product line is the "Dr Solomon's Anti-Virus Toolkit" family of anti-virus software programs. Since its introduction in 1989, the Toolkit has become one of the leading global anti-virus software programs. Dr Solomon's sells its products in the United Kingdom, the United States, Germany, Switzerland and Australia through direct sales forces, corporate resellers and distributors and elsewhere internationally through republishers and distributors.

     Dr Solomon's recognizes revenues in accordance with the American Institute of Certified Public Accountant's Statement of Position of Software Revenue Recognition (SOP 97-2). Dr Solomon's revenues derive from (i) product licenses,
(ii) sales of boxed products and (iii) providing updates to boxed product purchasers. Dr Solomon's recognizes revenues from product licenses and update services evenly over the terms of the contracted service (normally one, two or three years in the case of product licenses and one year in the case of update services). Dr Solomon's recognizes 50 per cent. of the revenues from sales of those boxed products which include an update service at the time of sale and the remaining 50 per cent. evenly over the term of the update service included in a sale (normally 12 months). For those boxed products not including an update service, revenue is recognized at time of sale.

     Although Dr Solomon's has experienced significant growth in bookings, Dr Solomon's does not believe that such growth rates are sustainable, particularly in those markets where growth has been from a small market share. The ratio of net deferred revenue to bookings depends upon the relative levels of bookings in previous years and the current year, the mix of sales between product types and the average length of licenses. Dr Solomon's believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

RECENT DEVELOPMENTS

     Dr Solomon's is currently reviewing its results of operations for the three months ended 31 May 1998. Based on preliminary indications, which are subject to additional review and amendment, bookings for such period were approximately L20.5 million (compared to L14.8 million for the three months ended 31 May 1997). Dr Solomon's does not currently expect that its financial results for such period will deviate materially from historical trends adjusted for this level of bookings.

PART B

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED 28 FEBRUARY 1998

     The following table sets forth, for the periods indicated, certain profit and loss account data.

                                               NINE MONTHS ENDED
                                                  28 FEBRUARY
                              ----------------------------------------------------
                              POUNDS STERLING             POUNDS STERLING
                               IN THOUSANDS      1998      IN THOUSANDS      1997
                                   1998            %           1997            %
                              ---------------    -----    ---------------    -----
Turnover....................       41,535        100.0         25,432        100.0
Cost of Sales...............       (9,481)       (22.8)        (5,230)       (20.6)
                                  -------        -----        -------        -----
Gross Profit................       32,054         77.2         20,202         79.4
Operating Expenses
Distribution Costs..........       (4,863)       (11.7)        (2,749)       (10.8)
Administrative Expenses.....      (17,589)       (42.4)       (11,402)       (44.8)
                                  -------        -----        -------        -----
Total Operating Expenses....      (22,452)       (54.1)       (14,151)       (55.6)
                                  -------        -----        -------        -----
Operating Profit............        9,602         23.1          6,051         23.8
                                  =======        =====        =======        =====

     The following table sets forth, for the periods indicated, certain profit and loss account data as a percentage of bookings(1).

                                                               NINE MONTHS
                                                                  ENDED
                                                               28 FEBRUARY
                                                              --------------
                                                              1998     1997
                                                                %        %
                                                              -----    -----
Bookings....................................................  100.0    100.0
Net Deferred Revenue........................................  (13.9)   (17.3)
Cost of Sales...............................................  (19.7)   (17.0)
          Total Operating Expenses..........................  (46.5)   (46.1)
                                                              -----    -----
Operating Profit............................................   19.9     19.6
                                                              =====    =====

---------------
(1) Bookings is not a measurement under either U.S. GAAP or U.K. GAAP. Bookings represents amounts invoiced to customers with respect to product licenses, sales of boxed products and the provision of updates to boxed product purchasers plus royalty income (which is recognized on an accruals basis).

     The following table sets forth, for the periods indicated, bookings data by location of customer.

                                           NINE MONTHS ENDED 28 FEBRUARY
                                ---------------------------------------------------
                                     1998                       1997
                                POUNDS STERLING            POUNDS STERLING
                                 IN THOUSANDS        %      IN THOUSANDS        %
                                ---------------    -----   ---------------    -----
United Kingdom................      25,428          52.7       18,698          60.8
United States.................       9,902          20.5        3,470          11.3
Germany.......................       5,279          11.0        3,455          11.2
Rest of the World.............       7,630          15.8        5,135          16.7
                                    ------         -----       ------         -----
Total.........................      48,239         100.0       30,758         100.0
                                    ======         =====       ======         =====

TURNOVER

     Turnover was L41.5 million for the nine months ended 28 February 1998 compared to L25.4 million for the same period in the 1997 financial year, representing an increase of 63.3 per cent.

BOOKINGS

     Bookings were L48.2 million for the nine months ended 28 February 1998 compared to L30.8 million for the same period in the 1997 financial year, representing an increase of 56.8 per cent.

     Bookings in the United Kingdom increased to L25.4 million for the nine months ended 28 February 1998 compared to L18.7 million for the same period in the 1997 financial year, representing an increase of 36.0 per cent. However, the proportion of total bookings attributable to the United Kingdom fell from 60.8 per cent. to 52.7 per cent. over the same period.

     Bookings in the United States increased to L9.9 million for the nine months ended 28 February 1998 compared to L3.5 million for the same period in the 1997 financial year and these now represent 20.5 per cent. of worldwide bookings compared to 11.3 per cent. for the same period in the 1997 financial year. The increase reflected mainly continuing strong growth of the retail boxed product, but also the contribution from the acquisitions in the second quarter of 1998 of the Virex and netOctopus product lines.

     Bookings in Germany increased by 52.8 per cent. for the nine months ended 28 February 1998 to L5.3 million, representing 11.0 per cent. of worldwide bookings compared to L3.5 million (11.2 per cent.) for the same period in the 1997 financial year. If the Sterling/Deutsche Mark exchange rates had been the same for the nine months ended 28 February 1998 as for the same period in the 1997 financial year, the Sterling equivalent of bookings would have been L6.0 million, a 72.3 per cent. increase on the same period in the 1997 financial year.

     Bookings in the rest of the world increased by 48.6 per cent. for the nine months ended 28 February 1998 to L7.6 million and represented 15.8 per cent. of worldwide bookings compared to L5.1 million (16.7 per cent.) for the same period in the 1997 financial year.

NET DEFERRED REVENUE

     Net deferred revenue was L6.7 million for the nine months ended 28 February 1998 compared to L5.3 million for the same period in the 1997 financial year. As a percentage of bookings, net deferred revenue decreased from 17.3 per cent. for the nine months ended 28 February 1997 to 13.9 per cent. for the same period in 1998, reflecting mainly the increased levels of bookings on retail boxed products on which revenue is not deferred.

COST OF SALES

     Dr Solomon's cost of sales is composed of the cost of freight, media, software duplication, assembly, manuals and packaging, commissions payable to U.K. resellers acting as agents of Dr Solomon's and an allowance for co-operative marketing costs based on bookings for certain distributors and resellers. All costs are charged to the profit and loss account at the time of invoicing; none are deferred. Cost of sales as a percentage of bookings increased from 17.0 per cent. for the nine months ended 28 February 1997 to 19.7 per cent. for the same period in 1998, resulting mainly from the introduction during the period in 1998 of retail products in the United States and the United Kingdom on which material and co-operative marketing costs are proportionately higher.

OPERATING EXPENSES

     Operating expenses, which comprise distribution costs, administrative expenses and other operating income, were L22.5 million for the nine months ended 28 February 1998, compared to L14.2 million for the same period in the 1997 financial year, representing an increase of 58.7 per cent. As a percentage of bookings, operating expenses were 46.5 per cent. for the nine months ended 28 February 1998, compared to 46.1 per cent. for the same period in the 1997 financial year.

     Salaries and related costs, the largest component of operating expenses, were L10.5 million for the nine months ended 28 February 1998, compared to L6.2 million for the same period in the 1997 financial year. As a percentage of bookings, salaries and related costs were 21.8 per cent. for the nine months ended 28 February 1998, compared to 20.1 per cent. for the same period in the 1997 financial year.

     Another significant component of operating expenses is marketing, primarily advertising, trade shows and literature, which were L3.9 million for the nine months ended 28 February 1998, compared to L2.1 million for the same period in the 1997 financial year. As a percentage of bookings, marketing expenses were
8.1 per cent. for the nine months ended 28 February 1998, compared to 6.8 per cent. for the same period in the 1997 financial year.

     Research and product development expenses, comprising primarily salaries and benefits for the software development, test and technical support staff plus depreciation on equipment, were L5.0 million for the nine months ended 28 February 1998, compared to L2.8 million for the same period in the 1997 financial year. As a percentage of bookings, research and product development expenses were 10.4 per cent. for the nine months ended 28 February 1998, compared to 9.1 per cent. for the same period in the 1997 financial year.

OPERATING PROFIT

     Operating profit was L9.6 million for the nine months ended 28 February 1998, compared to L6.1 million for the same period in the 1997 financial year, representing an increase of 58.7 per cent. As a percentage of bookings, operating profit was 19.9 per cent. for the nine months ended 28 February 1998, compared to 19.6 per cent. for the same period in the 1997 financial year.

INTEREST RECEIVABLE AND INTEREST PAYABLE

     Net interest receivable was L1.1 million for the nine months ended 28 February 1998, compared to net interest payable of L0.5 million for the same period in the 1997 financial year.

TAX ON PROFIT ON ORDINARY ACTIVITIES

     Income taxes were L3.8 million for the nine months ended 28 February 1998, compared to L2.4 million for the same period in the 1997 financial year. Dr Solomon's effective tax rates were 35.4 per cent. for the nine months ended 28 February 1998, compared to 44.1 per cent. for the same period in the 1997 financial year. The high rates of effective taxation, compared to the statutory U.K. rate of 33 per cent. (reduced to 31 per cent. with effect from April 1997), are due primarily to the losses incurred in the United States that could not be offset against U.K. profits for taxation purposes.

PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION

     Profit on ordinary activities after taxation was L6.9 million for the nine months ended 28 February 1998, compared to L3.1 million for the same period in the 1997 financial year.

EARNINGS PER SHARE

     Earnings per Dr Solomon's Ordinary Share were L0.125 (per Dr Solomon's
ADS -- L0.376) for the nine months ended 28 February 1998, compared to L0.055 (per Dr Solomon's ADS -- L0.165) for the same period in the 1997 financial year.

LIQUIDITY AND CAPITAL RESOURCES

     At 28 February 1998, Dr Solomon's had L18.6 million in cash, of which L8 million was held as deposits, all of which mature in three months.

     Dr Solomon's movements on cash and deposits for the periods indicated are summarized in the following table.

                                                           NINE MONTHS ENDED
                                                              28 FEBRUARY
                                                          -------------------
                                                            1998       1997
                                                          --------    -------
                                                          POUNDS STERLING IN
                                                               THOUSANDS
Net cash inflow from operating activities...............   12,521      8,384
Net cash inflow/(outflow) from return on investments and
  servicing of finance..................................    1,118       (529)
Corporation tax paid....................................   (2,875)    (1,435)
Net cash outflow from capital expenditure and financial
  investment............................................   (6,211)    (1,636)
Acquisitions............................................  (11,383)        --
Net cash inflow from financing..........................       --     10,916
                                                          -------     ------
Movements on cash and deposits..........................   (6,830)    15,700
                                                          =======     ======

     Net cash inflow from operating activities was L12.5 million for the nine months ended 28 February 1998, compared to L8.4 million for the same period in the 1997 financial year. This increased operating cash flow was primarily due to increased bookings and improved operating results. Accounts receivable, net of allowance for doubtful amounts, were L14.7 million at 28 February 1998, compared to L8.6 million at 28 February 1997, representing 64 days bookings and 57 days bookings respectively.

     Investment in fixed assets increased from L1.6 million for the nine months ended 28 February 1997 to L6.2 million for the same period in the 1998 financial year, the latter including an investment of L1.7 million in freehold premises close to Dr Solomon's Aylesbury headquarters to accommodate expansion of its group development and U.K. sales and technical support staff.

U.S. GAAP RECONCILIATION

     During the second quarter of the 1998 financial year, Dr Solomon's purchased the Virex and netOctopus product lines through its U.S. subsidiary. In addition, Dr Solomon's purchased the intellectual property rights to the Audit product which it previously sold under license from the original developers. Under U.K. GAAP, costs of acquisition in excess of the fair value of the tangible net assets of acquired businesses at the date of acquisition may be written off against shareholders equity either in the year of acquisition or in future years. Dr Solomon's has written off such goodwill, amounting to L13.9 million, against shareholders equity in the year of acquisition.

PART C

RESULTS OF OPERATIONS FOR THE FINANCIAL YEARS ENDED 31 MAY 1997, 1996 AND 1995

     The discussion set forth below of the results of operations uses the audited consolidated results of Dr Solomon's for the years ended 31 May 1997, 1996 and 1995 and includes as a basis of comparison the unaudited combined results of S&S International for the period from 1 June 1995 until 6 February 1996 (the date of the Management Buyout) with the audited results of Dr Solomon's for the period from 7 February 1996 to 31 May 1996 and the audited results of S&S International for the year ended 31 May 1995. Dr Solomon's believes that this is the most meaningful presentation for comparative purposes. References to a year or financial year shall, unless otherwise indicated, be referenced by the financial year ending on 31 May of that year.

     The following table sets forth, for the periods indicated, certain profit and loss account data as a percentage of turnover.

                                                      YEAR ENDED 31 MAY
                                                -----------------------------
                                                1997(%)    1996(%)    1995(%)
                                                -------    -------    -------
Turnover......................................   100.0      100.0      100.0
Cost of Sales.................................   (21.4)     (21.1)     (20.6)
                                                 -----      -----      -----
Gross Profit..................................    78.6       78.9       79.4
Operating Expenses
  Distribution Costs..........................   (10.8)      (8.5)      (9.8)
  Administrative Expenses.....................   (43.3)     (54.3)     (59.9)
  Other Operating Income......................      --        0.1        0.2
                                                 -----      -----      -----
Total Operating Expenses......................   (54.1)     (62.7)     (69.5)
                                                 -----      -----      -----
Operating Profit..............................    24.5       16.2        9.9
                                                 =====      =====      =====

     The following table sets forth, for the periods indicated, certain profit and loss account data as a percentage of bookings.

                                                      YEAR ENDED 31 MAY
                                                -----------------------------
                                                1997(%)    1996(%)    1995(%)
                                                -------    -------    -------
Bookings......................................   100.0      100.0      100.0
Net Deferred Revenue..........................   (18.3)     (26.2)     (19.0)
Cost of Sales.................................   (17.5)     (15.6)     (16.6)
Total Operating Expenses......................   (44.2)     (46.3)     (56.3)
                                                 -----      -----      -----
Operating Profit..............................    20.0       11.9        8.1
                                                 =====      =====      =====

     The following table sets forth, for the periods indicated, bookings data by location of customer.

                                                    YEAR ENDED 31 MAY
                       ---------------------------------------------------------------------------
                       POUNDS STERLING   1997    POUNDS STERLING   1996    POUNDS STERLING   1995
                        IN THOUSANDS       %      IN THOUSANDS       %      IN THOUSANDS       %
                       ---------------   -----   ---------------   -----   ---------------   -----
United Kingdom.......      26,991         59.2       19,420         68.6       10,465         75.0
United States........       6,645         14.6        2,007          7.1           51          0.4
Germany..............       4,607         10.1        1,943          6.9          664          4.8
Rest of the World....       7,327         16.1        4,933         17.4        2,773         19.8
                           ------        -----       ------        -----       ------        -----
Total................      45,570        100.0       28,303        100.0       13,953        100.0
                           ======        =====       ======        =====       ======        =====

TURNOVER

     Turnover was L37.2 million, L20.9 million and L11.3 million in the 1997, 1996 and 1995 financial years, respectively, representing increases of 78.1 per cent. and 84.8 per cent. Although these increases were primarily attributable to increases in turnover in the United Kingdom which increased from L8.6 million to L22.4 million over this period, the proportion of group turnover attributable to the United Kingdom fell from 75.8 per cent. to 60.2 per cent. Dr Solomon's U.S. subsidiary, established in March 1995, increased turnover from L0.2 million in the 1995 financial year to L4.4 million in 1997.

Dr Solomon's German subsidiary increased turnover from L0.8 million in the 1995 financial year to L3.2 million in 1997. In the Rest of the World, turnover increased from L1.7 million in the 1995 financial year to L7.1 million in 1997.

BOOKINGS

     Bookings were L45.6 million, L28.3 million and L14.0 million in the 1997, 1996 and 1995 financial years, respectively, representing increases of 61.0 per cent. and 102.8 per cent. Dr Solomon's believes that the higher rate of growth in 1996 was due in part to the appearance of macro viruses in late summer 1995 and management has previously indicated that it did not expect this rate of growth to be sustainable. Prices remained broadly stable throughout this period and Dr Solomon's believes that the bookings increases reflect growth in the market plus market share gains in some markets particularly the United States and Germany.

     Bookings in the United Kingdom increased to L27.0 million in the 1997 financial year compared to L19.4 million in 1996 and L10.5 million in 1995, representing year-on-year increases of 39.0 per cent. and 85.6 per cent. respectively.

     Bookings in the United States increased by 231.1 per cent. to L6.6 million in 1997 and these represented 14.6 per cent. of worldwide bookings compared to L2.0 million (7.1 per cent.) for 1996 and L0.1 million (0.4 per cent.) for 1995. Corporate license revenue grew sequentially each quarter in 1997 and an increasing proportion of business was derived from the expanding corporate reseller network. The retail boxed product was launched late in the third quarter of the 1997 financial year, contributing significantly to bookings in the fourth quarter.

     Bookings in Germany increased by 137.1 per cent. in 1997 to L4.6 million, although in local currency the increase was 161.6 per cent., reflecting the strength in sterling compared to the Deutsche mark during such period. This represented 10.1 per cent. of worldwide bookings and compares with L1.9 million (6.9 per cent.) in 1996 and L0.7 million (4.8 per cent.) in 1995.

     Bookings in the Rest of the World increased by 48.5 per cent. in 1997 to L7.3 million and represented 16.1 per cent. of worldwide bookings compared to L4.9 million (17.4 per cent.) in 1996 and L2.8 million (19.8 per cent.) in 1995.

NET DEFERRED REVENUE

     Net deferred revenue was L8.4 million, L7.4 million and L2.6 million in the 1997, 1996 and 1995 financial years, respectively. As a percentage of bookings, net deferred revenue was 18.3 per cent. in 1997, 26.2 per cent. in 1996 and 19.0 per cent. in 1995. The fall between 1996 and 1997 reflected the lower rate of increase in bookings compared to the previous year on a relatively stable product mix plus the introduction of retail boxed products on which revenue is not deferred.

COST OF SALES

     Cost of sales was L8.0 million, L4.4 million and L2.3 million in the 1997, 1996 and 1995 financial years, respectively, representing year-on-year increases of 80.5 per cent. and 91.3 per cent. As a percentage of bookings, cost of sales was 17.5 per cent. in 1997, 15.6 per cent. in 1996 and 16.6 per cent. in 1995. The increase in cost of sales in 1997 was due solely to the introduction of the retail product with its proportionately higher material and co-operative marketing costs as well as the higher proportion of sales made through agents in the United Kingdom.

OPERATING EXPENSES

     Operating expenses were L20.1 million in 1997, L13.1 million in 1996 and L7.8 million in 1995, representing year-on-year increases of 53.7 per cent. and
66.9 per cent. As a percentage of bookings, operating expenses were 44.2 per cent. in 1997, 46.3 per cent. in 1996 and 56.3 per cent. in 1995, reflecting the operating leverage of the business as bookings grew. This reduction in operating expenses as a percentage of bookings slowed in 1997 as Dr Solomon's increased its investment in product development and quality staff and in its sales and marketing activities, particularly in the United States. Dr Solomon's does not anticipate any further reduction in operating expenses as a percentage of bookings over the next few quarters.

     Salaries and related costs, the largest component of operating expenses, were L8.9 million in 1997, L5.6 million in 1996 and L3.6 million in 1995, representing year-on-year increases of 58.9 per cent. and 55.6 per cent. This reflects an increase in average headcount from 145 in 1995 to 205 in 1996 and 308 in 1997. As a percentage of bookings, salaries and related costs were 19.5 per cent. in 1997, 19.8 per cent. in 1996 and 25.8 per cent. in 1995.

     Another significant component of operating expenses is marketing, primarily advertising, trade shows and literature, which were L3.2 million in 1997, L1.8 million in 1996 and L1.3 million in 1995, representing year-on-year increases of
77.8 per cent. and 38.5 per cent. As a percentage of bookings, marketing expenses were 7.1 per cent. in 1997, 6.4 per cent. in 1996 and 9.3 per cent. in 1995.

     Research and product development expenses, comprising primarily salaries and benefits for the software development, test and technical support staff plus depreciation on equipment, were L4.0 million in 1997, L2.1 million in 1996 and L1.2 million in 1995, representing year-on-year increases of 90.5 per cent. and
77.7 per cent. As a percentage of bookings, research and product development expenses were 8.8 per cent. in 1997, 7.6 per cent. in 1996 and 8.7 per cent. in 1995.

OPERATING PROFIT

     Operating profit was L9.1 million in 1997, L3.4 million in 1996 and L1.1 million in 1995. As a percentage of bookings, operating profit was 20.0 per cent. in 1997, 11.9 per cent. in 1996 and 8.1 per cent. in 1995. The increase in the level of operating profit in 1997 primarily reflects the 78.1 per cent. increase in turnover compared to the 53.7 per cent. increase in operating expenses.

INTEREST RECEIVABLE AND INTEREST PAYABLE

     Net interest payable was L0.2 million in 1997 and L0.5 million in 1996 compared to net interest receivable of L0.1 million in 1995. The 1997 figure reflects net interest payable for the first two quarters in respect of borrowings incurred in connection with the management buyout of Dr Solomon's in February 1996 of L0.9 million, offset by interest receivable of L0.7 million for the latter two quarters.

TAX ON PROFIT ON ORDINARY ACTIVITIES

     Income taxes were L3.7 million in 1997, L1.4 million in 1996 and L0.6 million in 1995. Dr Solomon's effective tax rates were 41 per cent. in 1997, 47 per cent. in 1996 and 48 per cent. in 1995. The high rates of effective taxation, compared to the statutory U.K. rate of 33 per cent.(reduced to 31 per cent. with effect from April 1997), were due primarily to the losses incurred in the United States that could not be offset against U.K. profits for taxation purposes.

PROFITS ON ORDINARY ACTIVITIES AFTER TAXATION

     Profit on ordinary activities after taxation was L5.3 million in 1997, L1.5 million in 1996 and L0.7 million in 1995.

EARNINGS PER SHARE

     Earnings per Dr Solomon's Ordinary Share were L0.098 (per Dr Solomon's ADS -- L0.295) for the 1997 financial year.

LIQUIDITY AND CAPITAL RESOURCES

     Dr Solomon's cash flows for the periods indicated are summarized in the following table.

                                                      YEAR ENDED 31 MAY
                                                ------------------------------
                                                 1997        1996       1995
                                                -------    --------    -------
                                                 POUNDS STERLING IN THOUSANDS
Net cash inflow from operating activities...    14,028      10,919      3,189
Net cash (outflow)/inflow from return on
  investments and servicing of finance......      (205)       (520)       118
Corporation tax paid........................    (1,904)       (505)      (693)
Net cash outflow from capital expenditure
  and financial investment..................    (2,447)     (1,286)    (1,347)
Acquisitions and disposals..................        --     (22,084)        --
Equity dividends paid.......................        --          --       (955)
Net cash inflow from financing..............    10,681      21,560         --
                                                ------     -------     ------
Increase in cash and deposits...............    20,153       8,084        312
                                                ======     =======     ======

     Net cash inflow from operating activities was L14.0 million in 1997, L10.9 million in 1996 and L3.2 million in 1995. This increased operating cash flow was primarily due to increased bookings and improved operating margins. Accounts receivable, net of allowance for doubtful amounts, were L11.1 million at May 31, 1997, compared to L5.7 million at May 31, 1996, representing 60 days bookings and 57 days bookings respectively.

     Net cash outflow from capital expenditure and financial investment was L2.4 million in 1997, L1.3 million in 1996 and L1.3 million in 1995. Investments in fixed assets were L2.5 million in 1997, L1.7 million in 1996 and L1.4 million in 1995 and this increasing investment trend is expected to continue as staff levels continue to grow. Acquisition costs in 1996 of L22.1 million related to the Management Buyout in February 1996.

     During the year ended May 31, 1997, Dr Solomon's received L36.1 million from the issue of ordinary share capital (net of expenses) mainly through a public offering and has repaid borrowings and redeemed preference shares totalling L25.4 million. Dr Solomon's held cash and deposit balances of L25.4 million at May 31, 1997. In the 1996 financial year, net cash inflow from financing activities was L21.6 million, resulting from the issue of ordinary and preference share capital and from borrowings, both to finance the management buyout.

EFFECTS OF INFLATION

     Dr Solomon's believes that the current level of inflation will not have a material impact on Dr Solomon's operations or financial condition.

CURRENCY FLUCTUATIONS

     Dr Solomon's consolidated financial statements are denominated in pounds sterling, and changes in the exchange rate between the pound sterling and other currencies (principally the U.S. dollar and the Deutsche mark) will affect the translation of the financial results of Dr Solomon's non-U.K. subsidiaries into pounds sterling for purposes of Dr Solomon's consolidated financial results, and will also affect the pound sterling value of any amounts distributed to Dr Solomon's by its subsidiaries. Such changes may also affect Dr Solomon's balance sheet and changes in assets and liabilities resulting from exchange-rate movements may result in foreign currency gains and losses being recorded.

                                   APPENDIX 5

          NETWORK ASSOCIATES' MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis at Part B of this Appendix should be read in conjunction with the condensed unaudited consolidated financial statements for the financial quarter ended 31 March 1998 of Network Associates and related notes referred to at Part B of Appendix 3 of this document. Such results are not necessarily indicative of the results to be expected for the full year or any future periods.

     The following management's discussion and analysis at Part C of this Appendix for the financial years ended 31 December 1997, 1996 and 1995 should be read in conjunction with the audited consolidated financial statements and related notes thereto set out at Part B of Appendix 3 of this document.

PART A

OVERVIEW

     Network Associates' results of operations can fluctuate significantly on a quarterly basis. Causes of such fluctuations may include the volume and timing of new orders and renewals, the introduction of new products, distributor inventory levels and return rates, company inventory levels, product upgrades or updates released by Network Associates or its competitors, changes in product prices, the impact of competitive pricing or products, timely availability and acceptance of new products, changes in product mix, changes in the market for anti-virus or network management software, inclusion of network security or management software functionality in system software, failure to manage growth and/or potential acquisitions, seasonality, trends in the computer industry, general economic conditions, extraordinary events such as acquisitions or litigation and the occurrence of unexpected events. Historically, renewals have accounted for a significant portion of Network Associates' net revenue, however, there can be no assurance that Network Associates will be able to sustain current renewal rates in the future. In addition, revenue generated through distribution channels tends to be non-linear and this may cause Network Associates' revenue to fluctuate in the future. Network Associates' results for any given period should not be relied upon as indicative of future performance.

     Network Associates' future earnings and stock price may be subject to volatility in any period. Any shortfall in various operating results, including licensing activity, product sales, net revenue, operating income, net income or net income per share from historical levels or expectations of securities analysts may have significant adverse effects on the trading price of Network Associates' stock. Furthermore, other factors such as acquisitions or unforeseen events in the technology or software industry or in Network Associates' day to day activities can have a material adverse effect on Network Associates' stock performance.

PART B

RESULTS OF OPERATIONS FOR THE FINANCIAL QUARTER ENDED 31 MARCH 1998

     The following table sets forth, for the periods indicated, the percentage of net revenue represented by certain items in Network Associates' statements of operations for the three months ended 31 March 1998 and 1997:

                                                               THREE MONTHS
                                                                  ENDED
                                                                 31 MARCH
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Net revenue...............................................    100.0%   100.0%
Operating costs and expenses:
Cost of net revenue.......................................     18.1     18.0
Research and development..................................     13.6     12.7
Marketing and sales.......................................     30.0     28.7
General and administrative................................      5.9      6.7
Amortization of intangibles...............................      0.4      0.1
Acquisition and other unusual costs.......................       --     13.8
          Total operating costs and expenses..............     68.0     80.0
                                                              -----    -----
  Income from operations..................................     32.0     20.0
Other income..............................................      2.5      2.0
                                                              -----    -----
  Income before income taxes..............................     34.5     22.0
Provisions for income taxes...............................     12.4     12.6
                                                              -----    -----
Net Income................................................     22.1%     9.4%
                                                              =====    =====

NET REVENUE

     Net revenue includes product, revenues from software support, maintenance contracts, education and consulting services as well as revenues from those warranty, customer support and maintenance contracts which are deferred and recognized over the related service period. Net revenue increased 33 per cent. to U.S.$188.4 million in the three months ended 31 March 1998 from U.S.$141.4 million in the three months ended 31 March 1997. The increase was primarily due to increases in the licensing of anti-virus software products to new customers, renewing expiring anti-virus licenses, continued acceptance of Network Associates' Sniffer products, continued acceptance of Network Associates' consulting and support services as well as the growth of the installed customer base and the resulting renewal of maintenance contracts. The increase is also attributable to a lesser extent to the licensing of products (other than anti-virus and Sniffer products) to new and existing customers as well as expansion into indirect product distribution channels and international markets.

     Although Network Associates has had significant growth in net revenue and net income (before acquisition and other related charges), Network Associates' growth rate has slowed in recent periods. Network Associates has experienced increased price competition for its products and Network Associates expects competition to increase in the near-term, which may result in reduced average selling prices for Network Associates' products. Due to these factors and factors such as a maturing anti-virus market and an increasingly higher base from which to grow, the historic revenue growth rate may be difficult to sustain or increase. To the extent these trends continue, Network Associates' results of operations could be materially adversely affected. Renewals have historically accounted for a significant portion of Network Associates' net revenue; however, there can be no assurance that Network Associates will be able to sustain historic renewal rates for its products in the future. Risks related to Network Associates' change in business strategies, including its newly introduced suite pricing model and its development of a two-year subscription licensing model for Network Associates' Sniffer products and a software only version of Network Associates' Sniffer products, could also cause fluctuations in Network Associates' operating results and could make comparisons with historic operating results and balances difficult. To more effectively service its customer's evolving needs, Network Associates also intends to significantly expand and develop its worldwide professional service organization.

     Although Network Associates believes that its products and systems are Year 2000 compliant, Network Associates' revenues and results of operations and financial condition may be adversely impacted by, among other things, failure of third party equipment and software utilized by Network Associates to be Year 2000 compliant and the potential adverse impact of Year 2000 compliance on its customers purchasing patterns and availability of resources to acquire Company products.

     International revenue accounted for approximately 32 per cent. and 27 per cent. of net revenue for the three months ended 31 March 1998 and 1997, respectively. The increase in international net revenue as a percentage of net revenue was due primarily to increased acceptance of Network Associates' products in international markets and the continued investment in international operations. Network Associates also expects that a significant portion of such international revenue will be denominated in local currencies. To reduce the impact of foreign currency fluctuations, Network Associates uses non-leveraged forward currency contracts. However, there can be no assurance that Network Associates' future results of operations will not be adversely affected by such fluctuations or by costs associated with currency risk management strategies. Other risks inherent in international revenue generally include the impact of longer payment cycles, greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, seasonality due to the slowdown in European business activity during the third quarter, tariffs and other trade barriers, uncertainties relative to regional economic circumstances (such as the current economic turbulence in Asia), political instability in emerging markets and difficulties in staffing and managing foreign operations. There can be no assurance that these factors will not have a material adverse affect on Network Associates' future international license revenue. Further, in countries with a high incidence of software piracy, Network Associates may experience a higher rate of piracy of its products. There are a number of additional risks related to the export from the United States of Network Associates' PGP and TIS security products.

COST OF REVENUE

     Cost of revenue is comprised of cost of product revenue and cost of services and support revenue. Cost of product revenue consists primarily of the cost of media, manuals and packaging for products distributed through traditional channels, royalties and, with respect to certain Sniffer products, computer platforms and other hardware components. Cost of services and support revenue consists principally of salaries and benefits related to employees providing customer support and consulting and education services. Cost of revenue increased 34 per cent. to U.S.$34.2 million in the three months ended 31 March 1998 from U.S.$25.5 million in the three months ended 31 March 1997. This increase is due to an increase in net revenue (particularly product revenues) as well as the initial investment in the anti-virus professional services organization.

     Network Associates continues to expand its professional services organization which is expected to cause the cost of services and support revenue to increase in absolute dollars and may cause such expenses as a percentage of net revenue to increase. To the extent that the percentage of Network Associates' net revenue which is generated through traditional distribution channels increases, Network Associates' cost of net revenue will increase and, accordingly, gross margins will decrease. In addition, to the extent that Network Associates increases its reliance on retail distribution, it may encounter problems related to product returns and limited shelf space availability. Network Associates is seeking to expand the breadth and depth of its product suites.

RESEARCH AND DEVELOPMENT

     Research and development expenses consist primarily of salary and benefits for Network Associates' development and technical support staff. Research and development expenses increased 43 per cent. to U.S.$25.5 million in the three months ended 31 March 1998 from U.S.$17.9 million in the three months ended 31 March 1997. This increase was primarily a result of the expansion of Network Associates' product development and technical support staff and, to a lesser extent, the increased use of independent contractors. As a percentage of net revenue, research and development expenses increased to 14 per cent. in the three months ended 31 March 1998 from 13 per cent. in the three months ended 31 March 1997.

     Network Associates believes that its ability to maintain its competitiveness will depend in large part upon its ability to enhance existing products, develop and acquire new products and develop and integrate acquired products. The market for computer software is characterized by low barriers to entry and rapid technological change, and is highly competitive with respect to timely product introductions. The timing and amount of research and development expenses may vary significantly based upon the number of new products and significant upgrades under development and products acquired during a given period.

MARKETING AND SALES

     Marketing and sales expenses consist primarily of salary, commissions and benefits for marketing, sales and customer support personnel and costs associated with advertising and promotions. Marketing and sales expenses increased 39 per cent. to U.S.$56.6 million in the three months ended 31 March 1998 from U.S.$40.6 million in the three months ended 31 March 1997. This increase was primarily the result of an increase in marketing and sales personnel and, to a lesser extent, increased advertising and promotional activities required to support increased sales volumes and expanding product lines. As a percentage of net revenue, marketing and sales expense was 30 per cent. in the three months ended 31 March 1998 and 29 per cent. in the three months ended 31 March 1997.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses consist principally of salary and benefit costs for administrative personnel and general operating costs. General and administrative costs increased 17 per cent. to U.S.$11.2 million in the three months ended 31 March 1998 from U.S.$9.5 million in the three months ended 31 March 1997. The increase is largely a result of an increased staffing to support operations both domestically and internationally and to accommodate the growth in revenue. As a percentage of net revenue, general and administrative expenses were 6 per cent. in the three months ended 31 March 1998 and 7 per cent. in the three months ended 31 March 1997.

ACQUISITION AND OTHER RELATED COSTS

     In March 1997, Network Associates wrote off U.S.$19.5 million of acquired in-process technology in connection with the acquisition of 3DV Technology, Inc.

     The software industry has experienced and is expected to continue to experience a significant amount of consolidation. In addition, it is expected that Network Associates will grow internally and through strategic acquisitions in order, among other things, to expand the breadth and depth of its product suites and to build its professional services organization. Network Associates continually evaluates potential acquisitions of complementary businesses, products and technologies. Any acquisition, depending on its size, could result in the use of a significant portion of Network Associates' available cash or, if such acquisition is made utilizing Network Associates' securities, could result in significant dilution to Network Associates' stockholders, and could result in the incurrence of significant acquisition related charges to earnings. For example, in the three months ending 30 June 1998, Network Associates expects to take significant acquisition related charges in connection with the TIS and Magic Solutions acquisitions which were both consummated in the second quarter ending 30 June 1998. Acquisitions by Network Associates may result in the incurrence or the assumption of liabilities, including liabilities that are unknown or not fully known at the time of acquisition, which could have a material adverse effect on Network Associates. Furthermore, there can be no assurance that any products acquired in connection with any acquisition will gain acceptance in Network Associates' markets or that Network Associates will obtain the anticipated or desired benefits of such transactions.

INTEREST AND OTHER INCOME AND EXPENSE, NET

     Interest and other income and expense increased to U.S.$4.8 million in the three months ended 31 March 1998 from U.S.$2.9 million in the three months ended 31 March 1997. This increase was due to the investment of cash generated from operating activities and the issuance, in February 1998, of debentures with net proceeds of approximately U.S.$337.6 million. Interest expense increased to U.S.$2.5 million in the three months ended 31 March 1998 from zero in the three months ended 31 March 1997. Interest expense relates to the debentures issued in February 1998.

PROVISION FOR INCOME TAXES

     Network Associates' effective tax rate was 36 per cent. and 57 per cent. for the three months ended 31 March 1998 and 1997 respectively. Excluding the one time charge for the write off of in-process research and development, Network Associates' effective tax rate in the three months ended 31 March 1997 would have been 35 per cent.

LIQUIDITY AND CAPITAL RESOURCES

     At 31 March 1998, Network Associates had U.S.$191.0 million in cash and cash equivalents and U.S.$591.5 million in marketable securities, for a combined total of U.S.$782.5 million.

     Net cash provided by operating activities was U.S.$28.9 million and U.S.$40.9 million in the three months ended 31 March 1998 and 1997 respectively. Net cash provided by operating activities in the three months ended 31 March 1998 consisted primarily of net income and an increase in deferred revenue which were offset primarily by an increase in accounts receivable, prepaid and other assets and accounts payable and accrued liabilities. In the three months ended 31 March 1997, net cash provided by operating activities consisted primarily of net income before acquisition costs, plus increases in deferred revenue and prepaid and other assets, offset primarily by increases in accounts receivable and deferred taxes.

     Network Associates expects its accounts receivable balance as a percentage of sales to increase due to Network Associates' increased emphasis on international sales (typically having longer payment terms) and Network Associates' emphasis on licensing its network security and management product suites to enterprise customers (which complex products may require longer installation and implementation cycles, in turn resulting in potentially longer payment cycles). Increased licensing through the indirect channel may also impact Network Associates' receivable collection experience due to the longer payment cycle for value added resellers ("VARs") and system integrators. To address this increase in accounts receivable and to improve cash flow, Network Associates may, among other things, take actions to encourage earlier payment of receivables or sell receivables. To the extent that Network Associates' receivable balance increases, Network Associates will be subject to greater general credit risks with respect thereto.

     Net cash used in investing activities was U.S.$370.4 million and U.S.$27.3 million in the three months ended 31 March 1998 and 1997, respectively, primarily reflecting purchases of marketable securities and additions to fixed assets and intangible assets.

     Net cash provided by financing activities was U.S.$409.0 million in the three months ended 31 March 1998, consisting primarily of net proceeds from the issuance of the Debentures, and the proceeds and tax benefits associated with the exercise of non-qualified stock options. Net cash provided by financing activities was U.S.$12.0 million in the three months ended 31 March 1997, consisting primarily of the proceeds and tax benefits associated with the exercise of non-qualified stock options partially offset by the repurchase of common stock under the Network General stock repurchase program.

PART C

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED 31 DECEMBER 1997, 1996 AND 1995

     The following table sets forth for the periods indicated the percentage of net revenue represented by certain items in Network Associates' Statements of Operations.

                                                            YEARS ENDED 31
                                                               DECEMBER
                                                         --------------------
                                                         1997    1996    1995
                                                         ----    ----    ----
Net revenue:
  Product............................................     83%     82%    90%
  Services and support...............................     17      18      10
          Total revenue..............................    100     100     100
Cost of revenue:
  Product............................................     13      14      14
  Services and support...............................      5       5       4
          Total cost of revenue......................     18      19      18
Operating costs and expenses:
  Research and development...........................     14      12      13
  Marketing and sales................................     29      29      33
  General and administrative.........................      7       7       7
  Amortization of intangibles........................     --       1       1
  Acquisition and other related costs................     29       7       7
                                                         ---     ---     ---
          Total operating costs and expenses.........     79      56      61
     Income from operations..........................      3      25      21
Interest and other income, net.......................      2       2       3
                                                         ---     ---     ---
  Income before provision for income taxes...........      5      27      24
Provision for income taxes...........................     10      12       9
                                                         ---     ---     ---
     Net income (loss)...............................     (5)%    15%     15%
                                                         ---     ---     ---

NET REVENUE

     Net revenue increased 45 per cent. to U.S.$612.2 million in 1997 from U.S.$421.8 million in 1996, and 51 per cent. from U.S.$278.9 million in 1995. The increases in net revenue are due to the increases in product revenue and services and support revenues described below.

     Product revenue increased 49 per cent. to U.S.$510.8 million from U.S.$343.9 million in 1996, and 36 per cent. from U.S.$252.2 million in 1995. The increase in the growth rate in product revenues was primarily due to increases in the licensing of anti-virus software products to new customers, renewing expiring anti-virus licenses, continued acceptance of Network Associates' Sniffer products and continued acceptance of Network Associates' consulting and support services. The increase is also attributable to a lesser extent to the licensing of products (other than anti-virus and Sniffer products) to new and existing customers as well as expansion into indirect product distribution channels and international markets. Finally, changes in 1995 in Network Associates' anti-virus revenue recognition described below contributed to the increase in product revenue in both 1996 and 1995.

     Prior to 1 July 1995 revenue from subscription licenses for anti-virus software was recognized ratably over a two year period as Network Associates did not separately sell the product license and maintenance. Effective 1 July 1995, Network Associates began to sell these components separately and currently recognizes, upon the initial sale, 80 per cent. of the total fee as product license revenue and defers 20 per cent. of the fee as maintenance. The maintenance fee is recognized over the service period, generally two years.

     As a result of the change in revenue recognition for anti-virus licenses in July 1995, period-to-period results are not directly comparable and should not be relied upon as indicative of future performance. As a decreasing percentage of Network Associates' net revenue is attributable to the recognition of previously deferred anti-virus revenue, Network Associates' net revenue in future periods may be subject to greater fluctuations. In addition to generating net revenue through licenses, Network Associates sells certain of its network security and management products with shrink-wrap licenses through traditional distribution channels. Network Associates recognizes revenue from sales to distributors upon shipment, subject to a reserve for returns.

     Service revenues increased 30 per cent. to U.S.$101.4 million in 1997 from U.S.$77.9 million in 1996 which in turn increased 192 per cent. from U.S.$26.7 million in 1995. The increase in services and support revenues resulted from growth in all categories of service revenues, principally due to the growth of the installed customer base and the resulting renewal of maintenance contracts. The high growth from 1995 to 1996 was due primarily to Network Associates initiating consulting and support services relating to the anti-virus and network security software products.

     International revenue accounted for approximately 28 per cent., 24 per cent. and 25 per cent. of net revenue for 1997, 1996 and 1995, respectively. The increase in international net revenue as a percentage of net revenue from 1996 to 1997 was due primarily to increased acceptance of Network Associates' products in international markets and the continued investment in international operations. The decrease from 1995 to 1996 was due primarily to domestic revenue growing at a faster rate than international revenue.

COST OF REVENUE

     Cost of revenue increased 41 per cent. to U.S.$108.2 million in 1997 from U.S.$76.9 million in 1996, which in turn increased by 58 per cent. from U.S.$48.7 million in 1995. The increases in net revenue are due to the increases in cost of product revenue and cost of services and support revenue described below.

     Cost of product revenues increased 35 per cent. to U.S.$77.7 million in 1997 from U.S.$57.6 million in 1996. From 1995 to 1996 cost of product revenues increased 52 per cent. from U.S.$37.9 million. The increase in cost of product revenues from 1996 to 1997 was primarily due to a corresponding increase in product revenues. The increase in cost of product revenues from 1995 to 1996 was due to an increase in product revenues as well as the increase in sales of third party computer platforms and other hardware components as part of certain Sniffer products, which have a lower gross margin than Network Associates' other products. As a percentage of net product revenue, cost of product revenue was 15 per cent. in 1997 and 17 per cent. in 1996 and 15 per cent. in 1995.

     In 1997, cost of services and support revenue increased 58 per cent. to U.S.$30.5 million from U.S.$19.4 million in 1996. From 1995 to 1996, cost of services and support revenues increased 78 per cent. from U.S.$10.8 million. These increases are due to increases in net revenue as well as the initial investment in the anti-virus professional services organization. Costs increased at a higher rate than revenue due to the shift in the mix of support and professional services revenue versus revenue from warranty and maintenance contracts previously deferred. Costs of services and support revenue as a percentage of net services and support revenue was 30 per cent. in 1997, 25 per cent. in 1996 and 41 per cent. in 1995.

RESEARCH AND DEVELOPMENT

     Research and development expenses increased 63 per cent. to U.S.$85.0 million in 1997 from U.S.$52.2 million in 1996. From 1995 to 1996, research and development expenses increased 42 per cent. from U.S.$36.8 million. These increases were primarily a result of the expansion of Network Associates' product development and technical support staff and, to a lesser extent, the increased use of independent contractors. As a percentage of net revenue, research and development expenses increased to 14 per cent. in 1997 from 12 per cent. in 1996. Research and development spending decreased as a percentage of net revenue in 1996 from 13 per cent. in 1995. Although in absolute dollars, research and development spending increased, as a percentage of net revenue research and development expenses decreased due to a higher rate of increase in net revenue.

MARKETING AND SALES

     Marketing and sales expenses increased 48 per cent. to U.S.$181.0 million in 1997 from U.S.$122.6 million in 1996. From 1995 to 1996, marketing and sales expenses increased 33 per cent. from U.S.$92.3 million in 1995. These increases were primarily the result of an increase in marketing and sales personnel and, to a lesser extent, increased advertising and promotional activities required to support increased sales volumes and expanding product lines. As a percentage of net revenue, marketing and sales expense was 29 per cent. in 1997 and 1996 a decrease from 33 per cent. in 1995. Although in absolute dollars, marketing and sales spending increased from 1995 to 1996, as a percentage of net revenue these expenses decreased due to a higher rate of growth in net revenue. Network Associates is seeking to expand the breadth and depth of its product suites.

GENERAL AND ADMINISTRATIVE

     General and administrative costs increased 42 per cent. to U.S.$43.1 million in 1997 from U.S.$30.3 million in 1996. From 1995 to 1996, general and administrative expenses increased 51 per cent. from U.S.$20.1 million. The increase in 1997 is largely a result of a increased staffing to support operations both domestically and internationally and to accommodate the growth in revenue. As a percentage of net revenue, general and administrative expenses were 7 per cent. in 1997, 1996 and 1995.

ACQUISITION AND OTHER RELATED COSTS

     In connection with the Network General merger, Network Associates incurred direct transaction costs of approximately U.S.$15 million consisting of fees for investment bankers, attorneys, accountants, financial printing and other related charges. These costs have been charged to operations in December 1997. Network Associates has also incurred restructuring charges of approximately U.S.$69.2 million in connection with the merger and the acquisitions of Helix software company, Paradigm Agency Pty Ltd. and Pretty Good Privacy, Inc. ("PGP"). These restructuring costs relate to the closure and elimination of duplicate leased facilities, the write-off of inventory associated with duplicate and discontinued product, repackaging of product, the write-off of impaired assets and severance costs related to terminated employees. In addition, U.S.$18 million of restructuring costs relate to the write-off of contingent payments associated with the acquisition of Cinco Networks, Inc. ("Cinco") by Network General. Network Associates also wrote off U.S.$73.6 million of acquired in-process research and development in 1997 in connection with the acquisitions of PGP, Cinco and 3DV Technology, Inc. ("3DV").

     In 1996, Network Associates wrote off U.S.$19.5 million of acquired in-process technology in connection with the acquisition of 3DV and also expensed U.S.$9.0 million and U.S.$2.1 million in connection with the acquisitions of Vycor and Interactive Distributed Systems Software GmbH, respectively.

     In 1995, Network Associates wrote off U.S.$7.1 million of acquired in-process technology in connection with the acquisition of AIM Technology and expensed U.S.$6.8 million, U.S.$1.6 million and U.S.$2.5 million in connection with the acquisitions of Saber, Assurdata and IPE, respectively. Also in 1995, Network Associates expensed U.S.$1.9 million in connection with the acquisition of distribution rights from three German distribution entities.

INTEREST AND MISCELLANEOUS INCOME

     Interest and miscellaneous income increased to U.S.$14.7 million in 1997 from U.S.$9.5 million in 1996 and U.S.$8.8 million in 1995. Interest and miscellaneous income increased from 1996 to 1997 and from 1995 to 1996 due to the investment of cash generated from operating activities.

PROVISION FOR INCOME TAXES

     Network Associates' effective tax rate for 1997, 1996 and 1995 was 186 per cent. 44 per cent. and 38 per cent., respectively. Network Associates' effective tax rate for 1997 and 1996 was 38 per cent. and 36 per cent. respectively, excluding the effect of one-time non-deductible in-process research and development, merger and other acquisition costs.

LIQUIDITY AND CAPITAL RESOURCES

     At 31 December 1997, Network Associates had U.S.$123.5 million in cash and cash equivalents and U.S.$233.1 million in marketable securities, for a combined total of U.S.$356.6 million.

     Net cash provided by operating activities was U.S.$90.7 million, U.S.$99.3 million and U.S.$50.4 million in 1997, 1996 and 1995, respectively. Net cash provided by operating activities in 1997 consisted primarily of net income before acquisition costs, plus increases in accounts payable and accrued liabilities and deferred revenue which were offset primarily by an increase in accounts receivable and deferred taxes. In 1996, net cash provided by operating activities consisted primarily of net income plus accounts payable and accrued liabilities which was offset primarily by increases in accounts receivable and deferred taxes. In 1995, net cash provided by operating activities consisted primarily of net income, accounts payable and accrued liabilities and deferred revenue offset primarily by increases in accounts receivable and a decrease in refundable income taxes.

     Net cash used in investing activities was U.S.$134.7 million, U.S.$58.9 million and U.S.$24.2 million in 1997, 1996 and 1995, respectively, primarily reflecting investments in acquisitions and mergers, purchases of marketable securities and additions to fixed assets and intangible assets.

     Net cash provided by financing activities was U.S.$43.4 million and U.S.$20.2 million in 1997 and 1996 consisting primarily of the proceeds and tax benefits associated with the exercise of non-qualified stock options. Net cash used in financing activities in 1995 was U.S.$1.2 million consisting primarily of the repurchase of common stock offset by the tax benefits associated with the exercise of non-qualified stock options.

                                   APPENDIX 6

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial statements have been prepared to give pro forma effect to the Acquisition using the pooling of interests method of accounting. All amounts are presented in U.S. dollars.

     The unaudited pro forma combined condensed financial statements reflect certain assumptions deemed probable by Network Associates' management regarding the Acquisition (for example, share information used in the unaudited pro forma information approximates actual share information at the Effective Date). No adjustments to the unaudited pro forma combined condensed financial information have been made to account for different possible results in connection with the foregoing, as Network Associates' management believes that the impact on such information of the varying outcomes, individually or in the aggregate, would not be materially different.

     The unaudited pro forma combined condensed balance sheet as of 31 March 1998 gives effect to the Acquisition as if it had occurred on 31 March 1998, and combines the unaudited consolidated balance sheet of Network Associates as of 31 March 1998 and the unaudited consolidated balance sheet of Dr Solomon's as of 28 February 1998. The unaudited pro forma combined statements of operations for each of the three years in the period ended 31 December 1997 and the three month periods ended 31 March 1997 and 1998 have been prepared from the historical financial statements of Network Associates and Dr Solomon's, and give effect to the Acquisition as if it had occurred on 1 January 1995. Dr Solomon's fiscal year ends 31 May. Dr Solomon's plans to change its year end to 31 December, effective with the closing of the Acquisition. The pro forma statements of operations for the years ended 31 December 1995, 1996 and 1997 reflect the statements of operations of Network Associates for the years ended 31 December 1995, 1996 and 1997, respectively, and the profit and loss accounts of Dr Solomon's based on the aggregation of unaudited quarterly financial information for each of the years ended 30 November 1995, 1996 and 1997, respectively. The pro forma statements of operations for the three months ended 31 March 1997 and 1998 reflect the statements of operations of Network Associates for the three months ended 31 March 1997 and 1998, respectively, and the profit and loss accounts of Dr. Solomon's for the three months ended 28 February 1997 and 1998.

     Network Associates and Dr Solomon's estimate that they will incur direct transaction costs of approximately $18 million associated with the Acquisition, consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These transactions costs will be charged to operations upon consummation of the Acquisition. The combined company will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. This charge has not been reflected in the pro forma condensed balance sheet or pro forma condensed statements of operations. There can be no assurance that the combined company will not incur additional charges to reflect costs associated with the Acquisition or that management will be successful in its efforts to integrate the operations of the two companies.

     The financial information of Dr Solomon's included in these pro forma condensed financial statements has been derived from the historical financial statements of Dr Solomon's prepared in accordance with U.K. GAAP and stated in pounds sterling. U.K. GAAP and U.S. GAAP differ in certain significant respects which are described in the Notes to the Financial Statements of Dr Solomon's included at Part B of Appendix 2. These financial statements have been adjusted to comply with U.S. GAAP and have been translated to U.S. dollars at the rate of $1.65 per pound sterling in the unaudited pro forma condensed combined balance sheet as of 31 March 1998, and at the rates of $1.58, $1.56, $1.65 per pound sterling for the years ended 31 December 1995, 1996 and 1997, respectively, and at the rates of $1.65 and $1.64 per pound sterling for the three month periods ended 31 March 1997 and 1998, respectively, in the pro forma combined condensed statements of operations. Such translations should not be construed as representations that the pound sterling amounts represent, or have been, or could be converted into U.S. dollars at that or any other rate. Certain reclassifications have been made to Dr Solomon's financial statements included in these pro forma financial statements to conform to Network Associates' presentation.

     The following unaudited pro forma combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the Acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma combined financial statements are based upon, and should be read in conjunction with, the respective historical consolidated financial statements and notes thereto of Dr Solomon's and Network Associates included in this document at Part B of Appendix 2 and Part B of Appendix 3, respectively, and do not incorporate, nor do they assume any benefits from cost savings or synergies of operations of the combined companies.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 31 MARCH 1998
                                 (IN THOUSANDS)

                                                                          PRO           PRO
                                         NETWORK                         FORMA         FORMA
                                        ASSOCIATES    DR SOLOMON'S    ADJUSTMENTS     COMBINED
                                        ----------    ------------    -----------    ----------
ASSETS
Cash and cash equivalents.............  $  190,983      $30,671        $     --      $  221,654
Marketable securities.................     436,474           --              --         436,474
Accounts receivable, net..............     139,624       25,839              --         165,463
Prepaid and other expenses and
  deferred taxes......................      74,555        3,052              --          77,607
                                        ----------      -------                      ----------
          Total current assets........     841,636       59,562              --         901,198
Marketable securities.................     155,001           --              --         155,001
Fixed assets, net.....................      37,241       12,131              --          49,372
Intangibles, deferred taxes and other
  assets, net.........................      29,558       27,086              --          56,644
                                        ----------      -------        --------      ----------
          Total assets................  $1,063,436      $98,779        $     --      $1,162,215
                                        ==========      =======        ========      ==========
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................      22,682        5,608              --          28,290
  Accrued acquisition costs...........          --           --          18,000          18,000
  Accrued liabilities.................     129,374        4,677              --         134,051
  Deferred revenue and taxes..........      77,420       43,548              --         120,968
                                        ----------      -------        --------      ----------
          Total current liabilities...     229,476       53,833          18,000         301,309
  Long term deferred revenue and
     taxes............................      14,512        9,923              --          24,435
  Long term debt and other
     liabilities......................     354,663           --              --         354,663
                                        ----------      -------        --------      ----------
          Total liabilities...........     598,651       63,756          18,000         680,407
Stockholders' equity
  Common stock and additional paid-in
     capital..........................     254,471       30,456              --         284,927
  Retained earnings...................     210,314        4,567         (18,000)        196,881
                                        ----------      -------        --------      ----------
          Total stockholders'
            equity....................     464,785       35,023         (18,000)        481,808
                                        ----------      -------        --------      ----------
          Total liabilities and
            stockholder's equity......  $1,063,436      $98,779        $     --      $1,162,215
                                        ==========      =======        ========      ==========

    The accompanying notes are an integral part of these pro forma financial statements.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       THREE MONTHS ENDED
                                       YEAR ENDED 31 DECEMBER               31 MARCH
                                  --------------------------------    --------------------
                                    1995        1996        1997        1997        1998
                                  --------    --------    --------    --------    --------
Net revenue.....................  $302,245    $466,069    $691,563    $157,275    $212,663
Operating costs & expenses:
Cost of net revenue.............    53,695      85,926     126,474      28,962      39,466
Research & development..........    38,651      55,931      92,064      19,368      28,403
Marketing & sales...............    96,525     129,932     194,708      43,060      60,358
General & administrative........    30,352      77,032      63,824      13,715      17,850
Amortization of intangibles.....     1,356      20,554       6,135       2,416       2,280
Acquired in-process research and
  development and related
  costs.........................    19,936      42,159     185,136      19,504          --
                                  --------    --------    --------    --------    --------
          Total operating costs
            and expenses........   240,515     411,534     668,341     127,025     148,357
                                  --------    --------    --------    --------    --------
Income from operations..........    61,730      54,535      23,222      30,250      64,306
Interest and other income and
  expense, net..................     9,079       7,328      17,054       3,378       5,306
                                  --------    --------    --------    --------    --------
Net income before tax...........    70,809      61,863      40,276      33,628      69,612
Provision for income taxes......    27,606      54,489      68,628      19,497      24,488
                                  --------    --------    --------    --------    --------
Net income......................  $ 43,203    $  7,374    $(28,352)   $ 14,131    $ 45,124
                                  ========    ========    ========    ========    ========
Net income per share............  $   0.41    $   0.07    $  (0.24)   $   0.12    $   0.37
                                  ========    ========    ========    ========    ========
Shares used in per share
  calculation...................   104,427     107,703     118,401     116,729     122,231
                                  ========    ========    ========    ========    ========

    The accompanying notes are an integral part of these pro forma financial statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1)  PRO FORMA BASIS OF PRESENTATION

     The unaudited pro forma combined financial statements for the years ended 31 December 1995, 1996 and 1997 reflect the combination of the financial statements of Network Associates for the years ended 31 December 1995, 1996 and 1997 and the aggregation of unaudited quarterly financial statements of Dr Solomon's for the years ended 31 November 1995, 1996 and 1997. The unaudited pro forma combined statements of operations for the three month periods ended 31 March 1997 and 1998 reflect the combination of the statements of operations of Network Associates for the three months ended 31 March 1997 and 1998 and the statements of operations of Dr Solomon's for the three months ended 28 February 1997 and 1998.

     These unaudited pro forma combined financial statements reflect the issuance of 15,279,387 shares of Network Associates Common Stock in exchange for an aggregate of 55,310,000 Dr Solomon's Ordinary Shares (in issue as of 31 May
1998) in connection with the Acquisition, based on the Exchange Ratio of 0.27625 per Dr Solomon's Ordinary Share (or 0.82875 per Dr Solomon's ADS) set forth in the following table:

Dr Solomon's Ordinary Shares in issue as of 31 May 1998.....    55,310,000
Exchange Ratio..............................................   0.27625:1.0
Number of Shares of Network Associates Common Stock
  exchanged.................................................    15,279,387
Number of shares of Network Associates Common Stock
  outstanding at 31 May 1998................................   115,053,768
                                                              ------------
Number of shares of Network Associates Common Stock
  outstanding after the completion of the Acquisition.......   130,333,155
                                                              ============

     The actual number of Network Associates Common Stock to be issued will be determined on the Effective Date based on the number of Dr Solomon's Ordinary Shares in issue at that date.

(2)  PRO FORMA COMBINED BALANCE SHEET

     (a) Network Associates and Dr Solomon's estimate that they will incur direct transaction costs of approximately $18 million associated with the Acquisition, consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These transaction costs will be charged to operations upon consummation of the Acquisition. These charges have been reflected in the unaudited pro forma combined balance sheet but have not been included in the unaudited pro forma combined statements of operations.

     (b) It is expected that following the Acquisition, Network Associates will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. This charge has not been reflected in the pro forma condensed balance sheet or condensed statement of operations. There can be no assurance that the combined company will not incur additional charges to reflect costs associated with the Acquisition or that the combined companies' management will be successful in its efforts to integrate the operations of the two companies.

(3) PRO FORMA COMBINED STATEMENTS OF OPERATIONS

     The following are the historical results of operations of Network Associates and Dr Solomon's and their pro forma combined results to reflect the Acquisition as if it were effected for all periods presented below:

                                                                       THREE MONTHS ENDED
                                       YEAR ENDED 31 DECEMBER               31 MARCH
                                  --------------------------------    --------------------
                                    1995        1996        1997        1997        1998
                                  --------    --------    --------    --------    --------
                                                       (IN THOUSANDS)
Total Revenues:
  Network Associates............  $278,910    $421,794    $612,193    $141,362    $188,415
  Dr Solomon's..................    23,335      44,275      79,370      15,913      24,248
                                  --------    --------    --------    --------    --------
                                  $302,245    $466,069    $691,563    $157,275    $212,663
                                  ========    ========    ========    ========    ========
Cost of revenues:
  Network Associates............  $ 48,722    $ 76,913    $108,216    $ 25,514    $ 34,163
  Dr Solomon's..................     4,973       9,013      18,258       3,448       5,303
                                  --------    --------    --------    --------    --------
                                  $ 53,695    $ 85,926    $126,474    $ 28,962    $ 39,466
                                  ========    ========    ========    ========    ========
Research and development:
  Network Associates............  $ 36,771    $ 52,244    $ 85,021    $ 17,908    $ 25,525
  Dr Solomon's..................     1,880       3,687       7,043       1,460       2,878
                                  --------    --------    --------    --------    --------
                                  $ 38,651    $ 55,931    $ 92,064    $ 19,368    $ 28,403
                                  ========    ========    ========    ========    ========
Sales and marketing:
  Network Associates............  $ 92,295    $122,638    $181,017    $ 40,613    $ 56,556
  Dr Solomon's..................     4,230       7,294      13,691       2,447       3,802
                                  --------    --------    --------    --------    --------
                                  $ 96,525    $129,932    $194,708    $ 43,060    $ 60,358
                                  ========    ========    ========    ========    ========
General and administrative:
  Network Associates............  $ 20,134    $ 30,315    $ 43,060    $  9,534    $ 11,172
  Dr Solomon's..................    10,218      46,717      20,764       4,181       6,678
                                  --------    --------    --------    --------    --------
                                  $ 30,352    $ 77,032    $ 63,824    $ 13,715    $ 17,850
                                  ========    ========    ========    ========    ========
Amortization of intangibles:
  Network Associates............  $  1,356    $  3,169    $    858    $    104    $    792
  Dr Solomon's..................         0      17,385       5,277       2,312       1,488
                                  --------    --------    --------    --------    --------
                                  $  1,356    $ 20,554    $  6,135    $  2,416    $  2,280
                                  ========    ========    ========    ========    ========
Acquisition and other related
  costs:
  Network Associates............  $ 19,936    $ 30,669    $175,800    $ 19,504    $     --
  Dr Solomon's..................        --      11,490       9,336          --          --
                                  --------    --------    --------    --------    --------
                                  $ 19,936    $ 42,159    $185,136    $ 19,504    $     --
                                  ========    ========    ========    ========    ========
Interest and other income and
  expense, net:
  Network Associates............  $  8,799    $  9,548    $ 14,743    $  2,897    $  4,765
  Dr Solomon's..................       280      (2,220)      2,311         481         541
                                  --------    --------    --------    --------    --------
                                  $  9,079    $  7,328    $ 17,054    $  3,378    $  5,306
                                  ========    ========    ========    ========    ========

                                                                       THREE MONTHS ENDED
                                       YEAR ENDED 31 DECEMBER               31 MARCH
                                  --------------------------------    --------------------
                                    1995        1996        1997        1997        1998
                                  --------    --------    --------    --------    --------
                                                       (IN THOUSANDS)
Income taxes:
  Network Associates............  $ 26,154    $ 51,284    $ 61,320    $ 17,811    $ 23,390
  Dr Solomon's..................     1,452       3,205       7,308       1,686       1,098
                                  --------    --------    --------    --------    --------
                                  $ 27,606    $ 54,489    $ 68,628    $ 19,497    $ 24,488
                                  ========    ========    ========    ========    ========
Net income (loss):
  Network Associates............  $ 42,341    $ 64,110    $(28,356)   $ 13,271    $ 41,582
  Dr Solomon's..................       862     (56,736)          4         860       3,542
                                  --------    --------    --------    --------    --------
                                  $ 43,203    $  7,374    $(28,352)   $ 14,131    $ 45,124
                                  ========    ========    ========    ========    ========

(4) PRO FORMA NET INCOME (LOSS) PER SHARE

     The following table reconciles the number of shares used in the pro forma per share computations to the numbers set forth in Network Associates' historical statements of operations and the aggregation of Dr Solomon's unaudited quarterly historical statements of operations.

SHARES USED IN PER SHARE CALCULATIONS

                                                                        THREE MONTHS ENDED
                                          YEAR ENDED 31 DECEMBER             31 MARCH
                                       -----------------------------    ------------------
                                        1995       1996       1997       1997       1998
                                       -------    -------    -------    -------    -------
                                           (IN THOUSANDS EXCEPT THE CONVERSION NUMBER)
Historical -- Network
  Associates(1)......................   95,477     98,753    103,122    101,450    106,952
                                       -------    -------    -------    -------    -------
Historical Ordinary Shares -- Dr
  Solomon's(2).......................   32,400     32,400     55,310     55,310     55,310
Conversion Number....................  0.27625    0.27625    0.27625    0.27625    0.27625
                                       -------    -------    -------    -------    -------
                                         8,950      8,950     15,279     15,279     15,279
                                       -------    -------    -------    -------    -------
Pro forma combined...................  104,427    107,703    118,401    116,729    122,231
                                       -------    -------    -------    -------    -------

---------------
(1) Share information set forth in historical statements of operations for the years ended 31 December 1995, 1996 and 1997 have been restated to reflect a 3-for-2 stock split in the form of a stock dividend paid on 29 May 1998.

(2) Share numbers are derived from the average of the aggregation of the unaudited quarterly share numbers for the years ended 30 November 1995, 1996 and 1997.

                                   APPENDIX 7

                                  RISK FACTORS

     The following factors should be considered carefully by holders of Dr Solomon's Shares in evaluating whether to approve the Acquisition and the Scheme. These factors should be considered in conjunction with the other information included in this document.

RISKS RELATED TO THE ACQUISITION

     DIFFICULTIES OF INTEGRATING TWO COMPANIES. The successful combination of Network Associates and Dr Solomon's will require substantial attention from management. The anticipated benefits of the Acquisition will not be achieved unless the operations of Dr Solomon's are successfully combined with those of Network Associates in a timely manner. The difficulties of assimilation may be increased by the need to integrate personnel and to combine different corporate cultures and by Network Associates' limited personnel, management and other resources. The successful combination of the two companies will also require integration of the companies' product offerings, the coordination of their research and development and sales and marketing efforts and managing a more geographically diverse business. Shortly after the Acquisition, Network Associates intends to incorporate Dr Solomon's Anti-Virus Toolkit as part of its enterprise security suites. To do so will require significant engineering and product integration and related expense. There can be no assurance as to how long this process will take to complete or the amount of the related expense. The process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses. It is expected that the announcement and pendency of the Acquisition will cause certain customers to defer or alter purchasing decisions. The diversion of management's attention from the day-to-day operations of Network Associates, or difficulties encountered in the transition and integration process, could have a material adverse effect on the business, financial condition and results of operations of Network Associates. The difficulties of integrating Network Associates and Dr Solomon's may also be compounded by Network Associates' recent acquisitions of Magic Solutions and TIS or, subject to the limitations set out in the Transaction Agreement, any other acquisition transaction Network Associates may enter into.

     In addition, as a cross-border acquisition, the Acquisition entails certain risks in addition to those normally encountered in a domestic acquisition. These include the difficulty of integrating employees from a different culture into the acquiring organization; the need to understand the different incentives that motivate employees in a non-U.S. company; the greater difficulty of implanting the acquiring company's "corporate culture" in an organization that is physically distant; and the difficulty and expense of relocating employees from one country to another in the event of an internal group restructuring following an acquisition. These factors can reduce the likelihood of the long-term success of a cross-border acquisition, as employees of the acquired company may become disenchanted with the acquiring company and terminate their employment. Network Associates has never made an acquisition of a company of Dr Solomon's size whose headquarters and principal operations are outside the United States. Although Network Associates derives a substantial portion of its revenues from non-U.S. sales, it has little experience integrating the management, sales, product development and marketing organizations of a significant non-U.S. business with its existing operations. Although Dr Solomon's has sales and marketing operations in the United States and derives a significant portion of its revenue from U.S. sales, its management and product development personnel are predominantly based in the United Kingdom, and it derives a substantial portion of its revenues from sales and services in Europe. There can be no assurance that Network Associates will be able to successfully integrate the personnel and operations of Dr Solomon's into the existing Network Associates organization.

     RISKS ASSOCIATED WITH FIXED EXCHANGE RATIO. As a result of the Acquisition, each outstanding Dr Solomon's Ordinary Share and each outstanding Dr Solomon's ADS (representing three

Dr Solomon's Ordinary Shares) will be converted into the right to receive
0.27625 and 0.82875, respectively, of a share of Network Associates Common Stock. Because the exchange ratio is fixed, it will not increase or decrease due to fluctuations in the market price of either Network Associates Common Stock or Dr Solomon's ADSs (which are traded on EASDAQ and NASDAQ). The market value of the consideration to be received by Dr Solomon's Shareholders in the Acquisition will, therefore, depend on the market price of Network Associates Common Stock on and after the Effective Date. In the event that the market price of Network Associates Common Stock decreases or increases prior to the Effective Date, the market value of Network Associates Common Stock to be received by Dr Solomon's Shareholders in the Acquisition would correspondingly decrease or increase. The market prices of Network Associates Common Stock and Dr Solomon's ADSs are set out under the heading Market Quotations in Appendix 11 of this document. Dr Solomon's Shareholders should obtain recent market quotations for Network Associates Common Stock and Dr Solomon's ADSs. Network Associates Common Stock and Dr Solomon's ADSs historically have been subject to substantial price volatility. No assurance can be given as to the market prices of Network Associates Common Stock or Dr Solomon's ADSs at any time before the Effective Date or as to the market price of the Network Associates Common Stock at any time thereafter.

     SUBSTANTIAL EXPENSES RESULTING FROM THE ACQUISITION. The negotiation and implementation of the Acquisition will result in significant pre-tax expenses to Network Associates and Dr Solomon's. Excluding costs associated with combining the operations of the two companies, pre-tax expenses are estimated at approximately $18 million, primarily consisting of fees for investment bankers, attorneys, accountants, financial printing and other related charges. There can be no assurance as to the aggregate amount of such expenses or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of the two companies.

     POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS. Although Network Associates believes that beneficial synergies will result from the Acquisition, there can be no assurance that combining the two companies' businesses, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently, or as to the period of time required to achieve such result. The issuance of new Network Associates Common Stock in connection with the Acquisition will have the effect of reducing Network Associates' net income per share and could reduce the market price of the Network Associates Common Stock unless and until revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved. There can be no assurance that holders of Dr Solomon's Shares would not achieve greater returns on investment if Dr Solomon's were to remain an independent company.

     DEPENDENCE ON KEY PERSONNEL. Network Associates' future success after the Acquisition depends in significant part upon the continued service of Dr Solomon's key technical, sales and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on Network Associates' business and operating results. Additions of new and departures of existing personnel, particularly in key positions, can be disruptive and can result in departures of other existing personnel. As a result of the Acquisition, and pursuant to the terms of Dr Solomon's Share Option Schemes, the exercisability of outstanding options under such option schemes will accelerate in full. Such acceleration, taken in conjunction with the nominal exercise price payable in connection with a significant majority of these options, may reduce the incentive for a significant number of Dr Solomon's employees to remain with Network Associates after the Acquisition.

RISKS RELATED TO BUSINESS AND OPERATIONS

     VARIABILITY OF QUARTERLY OPERATING RESULTS. Each of Network Associates' and Dr Solomon's results of operations have been subject to significant fluctuations, particularly on a quarterly basis, and their future results of operations could fluctuate significantly from quarter to quarter and from year to year.

     Network Associates' and Dr Solomon's net revenues and operating results may vary from quarter to quarter due to a number of reasons, including (i) the volume and timing of new orders and renewals, (ii) distributor inventory levels and return rates; (iii) changes in the proportion of revenues attributable to licenses and consulting fees; (iv) the introduction of new products, product upgrades or updates by it or its competitors; (v) changes in product mix; (vi) changes in product prices and pricing models; (vii) seasonality; (viii) trends in the computer industry; (ix) general economic conditions (such as the recent economic turbulence in Asia); (x) extraordinary events such as acquisitions or litigation; and (xi) the occurrence of unexpected events. The operating results of many software companies reflect seasonal trends, and Network Associates' and Dr Solomon's business, financial condition and results of operations may be affected by such trends in the future. Such trends may include higher net revenue in the fourth quarter as many customers complete annual budgetary cycles, and lower net revenue in the summer months when many businesses experience lower sales, particularly in the European market.

     Although Network Associates has experienced significant growth in net revenue and net income (before acquisition and other related costs) in absolute terms, Network Associates' growth rate has slowed in recent periods. Network Associates has experienced increased price competition for its products and Network Associates expects competition to increase in the near-term, which may result in reduced average selling prices for Network Associates' products in the future. Due to these and other factors (such as a maturing anti-virus industry and an increasingly higher base from which to grow), Network Associates' historic revenue growth rate will be difficult to sustain or increase. To the extent these trends continue, Network Associates' results of operations could be materially adversely affected. Renewals have historically accounted for a significant portion of Network Associates' net revenue; however, there can be no assurance that Network Associates will be able to sustain historic renewal rates for its products in the future. Risks related to Network Associates' recent change in business strategies could also cause fluctuations in operating results and could make comparisons with historic operating results and balances difficult or not meaningful.

     The timing and amount of Network Associates' and Dr Solomon's revenues are subject to a number of factors that make estimating operating results prior to the end of a quarter uncertain. Neither Network Associates nor Dr Solomon's expects to maintain a significant level of backlog and, as a result, product revenues in any quarter will be dependent on contracts entered into or orders booked and shipped in that quarter. During 1997, Network Associates generally experienced a significant level of order receipts toward the end of the last month of a quarter, resulting in a high percentage of revenue shipments during the last month of a quarter, which makes predicting revenues more difficult. The timing of closing larger orders increases the risks of quarter-to-quarter fluctuation. In addition, to the extent that Network Associates is successful in licensing larger product suites under the Net Tools umbrella (particularly to large enterprise and national accounts), the size of its orders and the length of its sales cycle are likely to increase. If orders forecasted for a specific customer for a particular quarter are not realized or revenues are not otherwise recognized in that quarter, operating results for that quarter could be materially adversely affected.

     The trading prices of Network Associates Common Stock and Dr Solomon's ADSs have historically been subject to wide fluctuations, with factors such as earnings announcements and litigation developments contributing to this volatility. Failure to achieve periodic revenue, earnings and other operating and financial results as forecasted or anticipated by brokerage firms, industry analysts or investors could result in an immediate and adverse effect on the market price of Network Associates' Common Stock. Network Associates may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in an immediate and adverse effect on the price of Network Associates Common Stock.

     RISK OF INCLUSION OF NETWORK MANAGEMENT AND SECURITY FUNCTIONALITY IN HARDWARE AND OTHER SOFTWARE. In the future, vendors of hardware and of operating system software or other software (such as firewall or electronic mail software) may continue to enhance their products or bundle separate products to include functionality that currently is provided primarily by network security and management software. Such enhancements may be achieved through the addition of functionality to operating system software or other software or the bundling of network security and management software with operating system software or other products. For example, Cisco Systems, Inc. ("Cisco") recently incorporated a firewall in certain of its hardware products and Microsoft Corporation ("Microsoft") introduced limited anti-virus functionality into its MS-DOS versions in 1993. The widespread inclusion of the functionality of Network Associates' and Dr Solomon's products as standard features of computer hardware or of operating system software or other software could render Network Associates' and Dr Solomon's products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of Network Associates' or Dr Solomon's products. Furthermore, even if network security and/or management functionality provided as standard features by hardware providers or operating systems or other software is more limited than that of Network Associates' or Dr Solomon's products, there can be no assurance that a significant number of customers would not elect to accept such functionality in lieu of purchasing additional software. If Network Associates or Dr Solomon's, as applicable, were unable to develop new network security and management products to further enhance operating systems or other software and to replace successfully any obsolete products, their business, financial condition and results of operations would be materially adversely affected.

     NATURE OF VIRUSES. Many computer viruses are designed to circumvent anti-virus protection devices and sabotage computer systems. Accordingly, Network Associates and Dr Solomon's products are under constant attack by new and increasingly sophisticated types of viruses. There can be no assurance that Network Associates or Dr Solomon's will be able to respond effectively to any new viruses or that demand for their respective products will not suffer if they are unable to do so. In addition, there can be no assurance that diskettes containing their respective software will not become infected by viruses despite constant vigilance in this regard. Anti-virus software products are attractive as candidates for carriers of computer viruses.

     RISKS ASSOCIATED WITH NETWORK ASSOCIATES' ACQUISITIONS. Network Associates faces significant risks associated with its recent combination with Network General and other recent acquisitions (including the acquisitions of PGP and Helix in December 1997, the acquisitions of Magic Solutions and TIS in April 1998 and the acquisition of Secure Networks, Inc. in May 1998). There can be no assurance that Network Associates will realize the desired benefits of these transactions. In order to successfully integrate these companies, Network Associates must, among other things, continue to attract and retain key management and other personnel; integrate, both from an engineering and a sales and marketing perspective, the acquired products (including Network General's Sniffer and CyberCop products, PGP's encryption products, Helix's utilities products, Secure's security auditing products, Magic Solutions' helpdesk software and TIS's firewall and intrusion detection software) into its suite of product offerings; integrate and develop a cohesive focused direct and indirect sales force for its product offerings; consolidate duplicate facilities; and develop name recognition for its new name. The diversion of the attention of management from the day-to-day operations of Network Associates, or difficulties encountered in the integration process, could have a material adverse effect on Network Associates' business, financial condition and results of operations.

     During 1997, Network Associates incurred significant non-recurring charges associated with Network General combination and the acquisitions of PGP and Helix. During the second quarter of 1998, Network Associates expects to incur significant non-recurring charges associated with the acquisition of Magic and TIS. There can be no assurance that Network Associates will not incur additional material charges in subsequent quarters to reflect additional costs associated with these transactions and with respect to its name change and the marketing of its products under the "Network Associates" name.

     In addition to its recent acquisitions, Network Associates has consummated a series of significant additional acquisitions since 1994, including its international distributors in Australia, Finland, Brazil, Japan and The Netherlands. Past acquisitions have consisted of, and future acquisitions will likely include, acquisitions of businesses, interests in businesses and assets of businesses. Any acquisition, depending on its size, could result in the use of a significant portion of Network Associates' available cash or, if such acquisition is made utilizing Network Associates' securities, could result in significant dilution to Network Associates' stockholders, and could result in the incurrence of significant acquisition related charges to earnings. Acquisitions by Network Associates may result in the incurrence or the assumption of liabilities, including liabilities that are unknown or not fully known at the time of acquisition, which could have a material adverse effect on Network Associates. Furthermore, there can be no assurance that any products acquired in connection with any such acquisition will gain acceptance in Network Associates' markets or that Network Associates will obtain the anticipated or desired benefits of such transactions.

     The software industry has experienced and is expected to continue to experience a significant amount of consolidation. In addition, it is expected that Network Associates will grow internally and through strategic acquisitions in order, among other things, to expand the breadth and depth of its product suites and to build its professional services organization. Network Associates continually evaluates potential acquisitions of complementary businesses, products and technologies, and it is expected that Network Associates will continue to grow through such strategic acquisitions in order, among other things, to expand the breadth and depth of its product suites and to build its professional services organization. Subject to certain provisions of the Transaction Agreement, prior to the Effective Date, Network Associates may enter into agreements or negotiations with respect to one or more acquisitions of other businesses, products and/or technologies. Consequently, Network Associates expects that acquisition risks of the type mentioned above will continue in the future.

     RISKS ASSOCIATED WITH FAILURE TO MANAGE GROWTH -- NETWORK
ASSOCIATES. Network Associates' growth internally and through its numerous acquisitions has placed, and any further expansion would continue to place, a significant strain on its limited personnel, management and other resources. In the future, Network Associates' ability to manage any growth, particularly with the anticipated expansion of Network Associates' international business and growth in indirect channel business, will require it to attract, train, motivate and manage new employees successfully, to effectively integrate new employees into its operations and to continue to improve its operational, financial, management and information systems and controls. The failure to effectively manage any further growth could have a material adverse effect on Network Associates' business, financial condition and results of operations.

     RISKS RELATED TO CERTAIN NETWORK ASSOCIATES BUSINESS STRATEGIES. Network Associates has historically derived a significant majority of its revenues from the licensing of its flagship anti-virus products and Sniffer products. See the section headed "Network Associates, dependence on Revenue from Flagship Anti-Virus and Sniffer Products" below. Network Associates is currently focusing its efforts on broadening its revenue base by providing network security and management solutions to enterprise customers, targeting in particular the Windows NT/Intel platform. In furtherance of this strategy, Network Associates recently organized its products into four product suites: McAfee Total Virus Defense, PGP Total Network Security, and Sniffer Total Network Visibility and McAfee Total Service Desk. These four product suites together form an integrated solution called "Net Tools" which utilizes a new pricing model. There can be no assurance that potential customers will respond favorably to the modified pricing structure and the lack of a favorable response could materially adversely affect Network Associates' operating results. Although Network Associates will continue to offer perpetual licenses with annual support and maintenance contracts for its Sniffer products, it is currently developing a subscription licensing model for those products. In addition, in an effort to increase total Sniffer unit sales Network Associates intends to develop software only versions of certain Sniffer products meaning that Network Associates would no longer sell the hardware components contained in the current Sniffer products. There can be no assurance that Network Associates can produce a software only Sniffer product on a timely basis or at all, that customers will not continue to require that Network Associates provide the associated hardware platform and components, that total unit licenses of Sniffer products will increase over previous levels or that customers will react favorably to the subscription pricing model for Sniffer products. To the extent that customers do license Sniffer products on a two-year subscription basis or license significant amounts of software only Sniffer products, Network Associates' operating results and financial condition would likely be affected. In the case of subscription licenses, Network Associates would, among other things, expect an increase in deferred revenues related to the service portion of the two-year Sniffer license that would be capitalized on Network Associates' balance sheet. In the initial year of the license, the corresponding revenue would be lower than if the license were perpetual. In the case of the software only Sniffer product, for any individual license, Network Associates would expect lower total revenues and a higher overall gross margin related to the transaction, as Network Associates would not be selling the corresponding hardware component. Currently, the hardware component has a lower gross margin than the total product gross margin.

     As part of the Net Tools concept, Network Associates is in the process of designing a centralized console from which the various component suites can be operated, administered and maintained utilizing a common look and feel. Network Associates faces significant engineering challenges related to these efforts. In addition, Network Associates faces significant engineering and other challenges related to the integration of its various security products (such as its recently acquired PGP encryption products, Network General CyberCop product, Magic Solutions' helpdesk products, TIS firewall and intrusion detection products and any products acquired in the Acquisition) into a marketable suite of products and the development of a software only Sniffer product. Success of Network Associates' Net Tools suite strategy will also depend, in part, upon successful development and coordination of Network Associates' sales force; on successful development of a national accounts sales force and an effective indirect sales channel for Network Associates' Sniffer product and security products; and on the development and expansion of an effective professional services organization.

     The foregoing factors, individually or in the aggregate, could materially adversely affect Network Associates' operating results and could make comparison of historic operating results and balances difficult or not meaningful.

     RAPID TECHNOLOGICAL CHANGE; RISKS ASSOCIATED WITH PRODUCT
DEVELOPMENT -- NETWORK ASSOCIATES. The network security and management market is highly fragmented and is characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Network Associates' success depends upon its ability to offer a broad range of network security and management software products, to continue to enhance existing products, to develop and introduce in a timely manner new products that take advantage of technological advances, and to respond promptly to new customer requirements. While Network Associates believes that it offers one of the broadest product lines in network management and security market, this market is continuing to evolve and customer requirements are continuing to change. As the market evolves and competitive pressures increase, Network Associates believes that it will need to further expand its product offerings. There can be no assurance that Network Associates will be successful in developing and marketing, on a timely basis, enhancements to its existing products or new products, or that such enhancements or new products will adequately address the changing needs of the marketplace.

     In addition, from time to time, Network Associates or its competitors may announce new products with new or additional capabilities or technologies. Such announcements of new products could have the potential to replace, or shorten the life cycles of, Network Associates' existing

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products and to cause customers to defer or cancel purchases of Network
Associates' existing products.

     Network Associates has in the past experienced delays in software development, and there can be no assurance that Network Associates will not experience delays in connection with its current or future product development activities. Complex software products such as those offered by Network Associates may contain undetected errors or version compatibility issues, particularly when first introduced or when new versions are released, resulting in loss of or delay in market acceptance. For example, Network Associates experienced compatibility issues in connection with its recent NetShield upgrade, and Network Associates' anti-virus software products have in the past falsely detected viruses that did not actually exist. Delays and difficulties associated with new product introductions, performance or enhancements could have a material adverse effect on Network Associates' business, financial condition and results of operation.

     Network Associates' development efforts are impacted by the adoption or evolution of industry standards related to its products and the environments in which they operate. For example, no uniform industry standard has developed in the market for encryption security products. As industry standards are adopted or evolve, Network Associates may be required to modify existing products or develop and support new versions of existing products. In addition, to the extent that no industry standard develops, Network Associates' products and those of its competitors may be incompatible if they use competing standards, which could prevent or significantly delay overall development of the market for a particular product or products. The failure of Network Associates' products to comply, or delays in compliance, with existing or evolving industry standards could have a material adverse effect on Network Associates' business, financial condition and results of operation.

     Network Associates' long-term success will depend on its ability on a timely and cost-effective basis to develop upgrades and updates to its existing product offerings, to modify and enhance acquired products, and to introduce new products which meet the needs of current and potential customers. Future upgrades and updates may, among other things, include additional functionality, respond to user problems or address issues of compatibility with changing operating systems and environments. Network Associates believes that the ability to provide these upgrades and updates to users frequently and at a low cost is a key to success. For example, the proliferation of new and changing viruses makes it imperative to update anti-virus products frequently in order for the products to avoid obsolescence. Failure to release such upgrades and updates on a timely basis could have a material adverse effect on Network Associates' business, financial condition and results of operations. There can be no assurance that Network Associates will be successful in these efforts. In addition, future changes in Windows 95, Windows NT, NetWare or other popular operating systems may result in compatibility problems with Network Associates' products. Further, delays in the introduction of future versions of operating systems or lack of market acceptance of future versions of operating systems would result in a delay or a reduction in the demand for Network Associates' future products and product versions which are designed to operate with such future versions of operating systems. Network Associates' failure to introduce in a timely manner new products that are compatible with operating systems and environments preferred by desktop computer users would have a material adverse effect on Network Associates' business, financial condition and results of operations.

     There can be no assurance that (i) Network Associates will be able to counter challenges to its current products; (ii) Network Associates' future product offerings will keep pace with the technological changes implemented by competitors or persons seeking to breach information security; (iii) Network Associates' products will satisfy evolving preferences of customers and prospects; or (iv) Network Associates will be successful in developing and marketing products for any future technology. Failure to develop and introduce new products and product enhancements in a timely fashion could have a material adverse effect on Network Associates' financial condition or results of operations.

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     RAPID TECHNOLOGICAL CHANGE; FREQUENT PRODUCT ENHANCEMENTS; RISKS OF PRODUCT
DEFECTS -- DR SOLOMON'S. The markets for Dr Solomon's software products are characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. As a result, Dr Solomon's future success will depend upon its ability to continue to update its product line on a timely basis and to develop and introduce new product features and enhancements that keep pace with technological developments and new competitive product offerings, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, Dr Solomon's must continue to anticipate and respond adequately to the development and proliferation of new computer viruses and to advances in personal computer operating systems. There can be no assurance that Dr Solomon's will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements that respond to such factors and achieve market acceptance. Any failure by Dr Solomon's to respond adequately to new virus threats or changing market conditions, or significant delays in product development or introduction, could have a material adverse effect on Dr Solomon's.

     Dr Solomon's estimates that the number of computer viruses is currently increasing at an average rate of more than 200 new viruses per month. To respond to new viruses Dr Solomon's updates nearly all of its anti-virus software products at least monthly. This monthly updating process requires significant software development and distribution resources. Dr Solomon's believes that it is now possible for virus authors to generate easily vast numbers of new viruses and to multiply quickly the size of the current virus population. Macro viruses, in particular, are generally easier to write than other types of viruses and can generally be written and distributed by users of common application software packages. If this were to occur over a relatively short time period Dr Solomon's would likely be required to deploy additional resources to disassemble these viruses, which might not be offset by a corresponding increase in revenues. In addition, significant growth in the virus threat could lead to requirements to deploy additional technical support personnel. In these respects, there can be no assurance that Dr Solomon's would be able to respond adequately to such a large number of new viruses. In addition, a large increase in the number of new viruses could result in the Toolkit requiring significantly greater memory space on a user's PC or network and requiring several diskettes for distribution and installation. It is also possible that virus authors could develop virus techniques that would neutralise or render ineffective anti-virus technologies currently being used by the Toolkit. Although it is likely that other anti-virus software vendors would also face similar problems, it is possible that virus authors could produce viruses targeted to avoid detection by the Toolkit or that new viruses could be detected by competitive products but not by the Toolkit.

     In addition, software programs as complex as those offered by Dr Solomon's may contain undetected errors or "bugs" when new versions are released which, despite testing by Dr Solomon's, are discovered only after a product has been installed and used by customers. For example, because of its strong sense of obligation to customers, during 1996, Dr Solomon's sent six letters to its customers warning of serious bugs, in one case resulting in a product recall from distributors. In 1997, there were various problems associated with the NetWare Toolkit which resulted in Dr Solomon's assisting customers to recover lost data.

     Dr Solomon's believes that these incidences have been satisfactorily resolved. However, there can be no assurance that, despite the testing carried out by Dr Solomon's errors will not be found in Dr Solomon's products. The occurrence of errors could result in adverse publicity, loss of or delay in market acceptance or claims by customers against Dr Solomon's, any of which could have a material adverse effect on Dr Solomon's.

     In addition, from time to time, Dr Solomon's issues significant new releases of its software products to improve performance and enhance functionality and ease of use. As a result of the complexities inherent in anti-virus software and the broad functionality and performance demanded by customers, major new product enhancements can require long development and testing periods to achieve market acceptance. While Dr Solomon's has on occasion experienced delays in the
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scheduled introduction of new and enhanced products, to date Dr Solomon's business has not been materially adversely affected by the release of products containing errors.

     DEPENDENCE ON REVENUE FROM FLAGSHIP ANTI-VIRUS AND SNIFFER PRODUCTS. In recent years, Network Associates has derived a substantial majority of its net revenue from its flagship McAfee anti-virus software products and Sniffer network fault and performance management products. Because of this concentration of revenue, a decline in demand for, or in the prices of, these anti-virus and network management products as a result of competition, technological change, a change in Network Associates' pricing model for such products, the inclusion of anti-virus or network management and analysis functionality in system hardware or operating system software or other software or otherwise, or a maturation in the respective markets for these products could have a material adverse effect on Network Associates' business, financial condition and results of operations.

     DEPENDENCE ON EMERGENCE OF NETWORK MANAGEMENT AND NETWORK SECURITY
MARKETS. The markets for Network Associates' network management and network security products and Dr Solomon's network security products are evolving, and their growth depends upon broader market acceptance of network management and network security software. Although the number of LAN-attached personal computers has increased dramatically, network management and network security markets continue to be emerging markets and there can be no assurance that such markets will continue to develop or that further market development will be rapid enough to benefit Network Associates or Dr Solomon's significantly. In addition, there are a number of potential approaches to network management and network security, including the incorporation of management and security tools into network operating systems or hardware. Therefore, even if network management and network security tools gain broader market acceptance, there can be no assurance that Network Associates' or Dr Solomon's products will be chosen by organisations which acquire network management and network security tools. Furthermore, to the extent that either network management or network security market does continue to develop, Network Associates and Dr Solomon's expect that competition will increase.

     COMPETITION -- NETWORK ASSOCIATES. The markets for Network Associates' products are intensely competitive and Network Associates expects competition to increase in the near-term. Network Associates believes that the principal competitive factors affecting the markets for its products include performance, functionality, quality, customer support, breadth of product line, frequency of upgrades and updates, integration of products, manageability of products, brand name recognition, Network Associates' reputation and price. Certain of the criteria upon which the performance and quality of Network Associates' anti-virus software products compete include the number and types of viruses detected, global distribution, breadth of product lines, the speed at which the products run and ease of use. Certain of Network Associates' competitors have been in Network management market longer than Network Associates, and other competitors, such as Symantec Corporation ("Symantec"), Intel Corporation ("Intel"), Seagate Technology, Inc. ("Seagate") and Hewlett-Packard Company ("HP"), are larger and have greater name recognition than Network Associates. Network Associates will also need to develop name recognition for its new name, "Network Associates." In addition, certain larger competitors such as Intel, Microsoft and Novell have established relationships with hardware vendors related to their other product lines. These relationships may provide them with a competitive advantage in penetrating the OEM market with their network security and management products. As is the case in many segments of the software industry, Network Associates has been encountering, and expects to further encounter, increasing competition. This increased competition could reduce average selling prices and, therefore, profit margins. Competitive pressures could result not only in sustained price reductions but also in a decline in sales volume, which events would materially adversely affect Network Associates' business, financial condition and results of operations. In addition, competitive pressures may make it difficult for Network Associates to maintain or exceed its growth rate.

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

     Although there is a trend toward consolidation in the network security and management market, the market is currently highly fragmented with products offered by many vendors. Network Associates' principal competitor is the Peter Norton Group of Symantec in the network security market and Intel's LanDesk in the network management market. Network Associates' other competitors include Computer Associates/Cheyenne Software, IBM, Microsoft, Seagate and Trend Micro, Inc., as well as numerous smaller companies and shareware authors that may in the future develop into stronger competitors or be consolidated into larger competitors. In the encryption portion of the security industry, Network Associates' principal competitors are Security Dynamics Technologies, Inc. ("SDTI"), Cylink Corporation, Entrust Technologies and VeriSign, Inc. Network Associates' principal competitors in the help desk area are Remedy Corporation and Software Artistry (recently acquired by Tivoli Systems/IBM). Network Associates' principal competitor in the software-based network fault and performance management area is HP, with other competitors including Azure Technologies Incorporated, Concord Communications, DeskTalk Systems, Kaspia Systems, Shomiti Systems, Inc. and Wandel & Goltermann, Inc. Network Associates also faces competition in the security industry from Checkpoint Software, Cisco, SDTI, Microsoft and other vendors in the encryption/firewall area. In addition, Network Associates faces competition from large and established software companies such as Microsoft, Intel, Novell and HP which offer network management products as enhancements to their network operating systems. As the network management market develops, Network Associates may face increased competition from these large companies, as well as other companies seeking to enter the market. The trend toward enterprise-wide network management and security solutions may result in a consolidation of the network management and security industry around a smaller number of vendors who are able to provide the necessary software and support capabilities. In addition, to the extent that Network Associates is successful in developing its Net Tools suite of products designed around a centralized management and administration console for the Windows NT platform, Network Associates will likely compete with large computer systems management companies such as IBM's Tivoli Systems (TME) and Computer Associates (Unicenter). There can be no assurance that Network Associates will continue to compete effectively against existing and potential competitors, many of whom have substantially greater financial, technical, marketing and support resources and name recognition than Network Associates. In addition, there can be no assurance that software vendors who currently use traditional distribution methods will not in the future decide to compete more directly with Network Associates by utilizing electronic software distribution.

     The competitive environment for anti-virus software internationally is similar to that in North America, although local competitors in specific foreign markets often present stronger competition and shareware authors control a more significant portion of the European market. The international market for network management software has developed more slowly than the North American market, although larger competitors such as Intel and Symantec have begun to penetrate European markets. Asian markets have lagged significantly behind North America and Europe in their adoption of networking technology. There can be no assurance that Network Associates will be able to compete successfully in international markets.

     COMPETITION -- DR SOLOMON'S. The markets for Dr Solomon's products are highly competitive and are characterized by constant pressures to update and enhance Dr Solomon's products to identify and eradicate recently discovered viruses, to optimize product performance and improve ease of use and to incorporate new product features and product enhancements. Dr Solomon's primary competitor is Symantec, vendor of the Norton line of anti-virus software products. Other direct competitors include both smaller companies such as AVP, Command Software, FRISK, Norman Data, Sophos and Trend Micro, and divisions of larger companies such as Computer Associates, Intel Corporation, IBM and Microsoft. In addition, in the future, vendors of computer hardware, operating systems or other software products may enhance their products to include functionality that is currently only provided by anti-virus software utility products.

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

     Alternatively, changes in the design of computer hardware or operating systems could render computers more immune to the threats posed by viruses. In addition, the personal computer software market has historically been characterized by low financial barriers to entry.

     Many of Dr Solomon's competitors have longer operating histories, greater name recognition, broader product lines, access to larger customer bases and significantly greater financial, technical, marketing, distribution and other resources than Dr Solomon's. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than Dr Solomon's. Certain of Dr Solomon's competitors have more diversified product lines than Dr Solomon's and, therefore, may be able to withstand better any downturns in the anti-virus software market. Dr Solomon's believes that its primary competitor, Symantec, recently has been allocating greater resources to the development of their anti-virus businesses. In addition, certain of Dr Solomon's competitors may determine, for strategic reasons, to consolidate, substantially lower the price of their anti-virus software products or bundle their products with other products, such as hardware products or other software products. In addition, current or potential competitors may establish financial or strategic relationships among themselves or with current or potential customers, resellers or other third parties. For example, IBM and Symantec recently announced that IBM will resell Symantec's anti-virus products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share, particularly if large computer software companies with substantial financial and marketing resources obtain access to anti-virus software technologies by acquiring smaller anti-virus software companies.

     Internationally, Dr Solomon's operates through 60 international partners who act as distributors or republishers in those territories where Dr Solomon's does not have direct operations. It is possible that competitors could acquire these partners. Such acquisitions may result in the loss of business in that territory and in additional costs in establishing a new partnership and in defending the existing business.

     There can be no assurance that Dr Solomon's will be able to compete successfully against current or future competitors or that competitive pressures faced by Dr Solomon's will not have a material adverse effect on Dr Solomon's. Dr Solomon's believes that the principal competitive factors in the anti-virus software market are product performance (the number and types of viruses that can be detected, the rate of false alarms, speed of operation, and obtrusiveness in use of system memory and other scarce system resources), price, product features, breadth of product line, ease of use, customer service and technical support, supplier reputation and brand recognition. The relative importance of these factors varies by market. For example, Dr Solomon's believes that customers in the United States have placed greater emphasis on price, product features and ease of use (where the Toolkit generally rates less highly than competitive products) than on product performance (where the Toolkit generally rates highly). The Toolkit frequently achieves scores of 100 per cent. against the virus collections of software testers but competing products have recently been improving their performance in this respect and have been achieving scores close to the scores of Dr Solomon's. Should competitive pressures in the industry increase, Dr Solomon's may have to increase its spending on sales, marketing and research and development as a percentage of net revenues, resulting in lower profit margins. In addition, aggressive pricing strategies of competitors, some of whom have significantly greater financial resources than Dr Solomon's may cause Dr Solomon's to reduce software prices and/or increase sales and marketing expenses. Also, there can be no assurance that Dr Solomon's current and potential competitors will not develop anti-virus products that may be more effective than Dr Solomon's current or future products.

     NEED TO DEVELOP ENTERPRISE AND NATIONAL ACCOUNTS SALES FORCE AND SECURITY PRODUCTS SALES FORCE; RISKS RELATED TO DIRECT SALES FORCE. In connection with its recent acquisitions and as part of its evolving strategy of offering product suites under the Net Tools umbrella, Network Associates has recently reorganized its direct sales force into three tiers. The first tier focuses on the sale of the
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full product suite under the Net Tools umbrella to enterprise and national account customers. The second tier consists of four separate sales groups focused on the sale of the individual product suites (i.e., McAfee Total Virus Defense; PGP Total Network Security; Sniffer Total Network Visibility; or McAfee Total Service Desk) to the departmental level. The third tier consists of four separate outbound corporate telesales forces who actively market Network Associates' individual product suites to customers with less than 1,000 nodes. Network Associates historically has not had a large enterprise or national accounts sales force and only recently developed a direct sales group focused on these larger accounts. In addition, Network Associates has not historically had a separate sales force focused on the sale of its suite of security products (many of which were only recently acquired and are currently being engineered into a common suite). To succeed in the direct sales channel for the enterprise and national accounts market and for the sale of the separate security product suite, Network Associates will be required to build a significant direct sales organization and will be required to attract and retain qualified personnel, which personnel will require training about, and knowledge of, product attributes for Network Associates', suite of products. There can be no assurance that Network Associates will be successful in building the necessary sales organization or in attracting, retaining or training these individuals. Historically, Network Associates has sold its products at the departmental level. To succeed in the enterprise and national accounts market will require, among other things, establishing relationships and contacts with senior technology officers at these accounts. There can be no assurance that Network Associates or its sales force will be successful in these efforts.

     Network Associates' sales organization structure may result in multiple customer contacts by different Network Associates sales representatives (particularly in circumstances where the customer has multiple facilities and offices), a lack of co-ordination between Network Associates' various sales organizations and a lack of focus by the individual sales representatives on their designated customers or products. The occurrence of these events could lead to customer confusion, disputes in the sales force and lost revenue opportunities which could have a material adverse effect on Network Associates' business, financial condition and results of operations. In addition, while the development of a direct sales channel reduces Network Associates' dependence on resellers and distributors, it may lead to conflicts for the same customers and further customer confusion, pressure by current and prospective customers and price reductions on products and, consequently, in reductions in Network Associates' gross margin and operating profit.

     PROPRIETARY TECHNOLOGY AND RIGHTS; LITIGATION -- NETWORK
ASSOCIATES. Network Associates' success is heavily dependent upon proprietary software technology. Network Associates relies on a combination of contractual rights, trademarks, trade secrets and copyrights to establish and protect proprietary rights in its software. There can be no assurance these protections will be adequate or that competitors will not independently develop technologies or products that are substantially equivalent or superior to Network Associates' products.

     In December 1997, Network Associates changed its legal name to "Networks Associates, Inc." and has since begun conducting business as "Network Associates." Three companies have made unresolved claims or demands with respect to Network Associates' use of the name "Network Associates": (i) Network Associates, Inc. of Oregon ("NAI-Oregon"); (ii) Network Associates, Inc. of Kansas ("NAI-Kansas") and (iii) Ronald L. Myers ("Myers"), a California resident doing business as The Network Associates. Each of these claimants has asserted that it has exclusive rights to use the "Network Associates" name and that Network Associates' use of the name constitutes a violation of those rights.

     On 26 March 1998, Network Associates commenced a declaratory judgment action in the United States District Court for the Northern District of California against the above-cited claimants. Network Associates seeks a declaration that its use of the "Network Associates" title does not violate the federal, state or common law rights of any of the defendants. Defendants NAI-Oregon and NAI-Kansas have since been granted extensions of time in which to respond to the complaint; defendant Myers has not yet been served.
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     On 24 April 1997, Network Associates was served by Symantec with a suit filed in the United States District Court, Northern District of California, San Jose Division, alleging copyright infringement and unfair competition by Network Associates. Symantec alleges that Network Associates computer software program called PC Medic copied portions of Symantec's computer software program entitled CrashGuard. Symantec's complaint sought injunctive relief and unspecified money damages. On 20 July 1997, Symantec sought leave to amend its complaint to include additional allegations of copyright infringement and trade secret misappropriation pertaining to Network Associates VirusScan product. Symantec sought injunctive relief and unspecified money damages. On 6 October 1997, the Court issued an order granting Symantec's motion to amend its complaint and enjoining Network Associates from shipping any product containing either an approximately 30-line routine found in Crash Guard or an approximately 100-line routine found in a Symantec DLL. The Courts order expressly stated that the court is not enjoining the sale or distribution of McAfee's current product. On 19 December 1997, the Court denied Symantec's motion to enjoin sale or distribution of Network Associates current PC Medic product. On 1 April 1998, Symantec filed an amended complaint including additional allegations of trade secret misappropriation, unfair competition, interference with economic advantage and contractual relations and violations of the Racketeer Influenced and Corrupt Organization Act ("RICO"), in connection with the alleged use by Network Associates employees of proprietary Symantec customer information. On 10 April 1998, Network Associates moved to dismiss the RICO claims. Symantec also filed a motion for a preliminary injunction relating to these new allegations which is scheduled for hearing on 5 June 1998. Trial is currently set for September 1998.

     On 13 May 1997, Trend Micro, Inc. ("Trend") filed suit in United States District Court for the Northern District of California against both Network Associates and Symantec. Trend alleges that Network Associates WebShield and GroupShield products infringe a Trend patent which issued on 22 April 1997. Trend's complaint seeks injunctive relief and unspecified money damages. On 6 June 1997, Network Associates filed its answer denying any infringement. Network Associates also filed counterclaims against Trend alleging unfair competition, false advertising, trade libel, and interference with prospective economic advantage. On 19 September 1997, Symantec filed a motion to sever Trend's action against Network Associates from its action against Symantec. Network Associates did not oppose Symantec's motion to sever, other than to recommend a joint hearing on patent claim interpretation. On 19 December 1997, the Court granted Symantec's motion to sever and adopted Network Associates recommendation regarding a joint hearing on patent claim interpretation. As a result of the Court's decision, Trend's actions against Network Associates and Symantec will proceed separately. The Court has set the date for the joint patent claim interpretation hearing for September 1998. Thirty days after the joint patent claim interpretation hearing, the Court has indicated it will set further dates for discovery and trial.

     On 6 May 1997, RSA Data Security, Inc. ("RSA") filed a lawsuit against PGP, a wholly owned subsidiary of Network Associates since 9 December 1997, in San Mateo County Superior Court. RSA seeks a declaration from the court that certain paragraphs of a license agreement between PGP and Public Key Partners (the "License Agreement") have been terminated and certain other paragraphs have survived RSAs purported termination of the License Agreement. RSA, which purports to act on behalf of Public Key Partners, also seeks an accounting of PGP's sales of products subject to the License Agreement. PGP denies that RSA has the authority to act on behalf of Public Key Partners, and denies that the License Agreement has been breached or terminated in whole or in part. On 22 May 1997, PGP filed a motion to compel arbitration of the action pursuant to an arbitration clause in the License Agreement. PGP's motion was granted on 9 October 1997. The Court stayed the state court proceedings and ordered the action to arbitration.

     On 14 October 1997, RSA filed a patent infringement lawsuit against PGP in the United States District Court for the Northern District of California. RSA alleges PGP has infringed one of the patents which was licensed to PGP under the License Agreement. On 4 November 1997, PGP moved to stay the federal action, or, in the alternative, compel it to arbitration. On 23 December

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1997, RSA filed a motion to amend its complaint to include Network Associates as defendant. On 2 March 1998, the court granted PGPs motion to stay the federal patent action.

     On 15 April 1998, RSA filed a patent infringement lawsuit against Network Associates in the United States District Court for the Northern District of California, alleging that Network Associates has infringed the same patent as in the earlier lawsuit against PGP. RSA has stipulated to stay this lawsuit on the same basis as the prior lawsuit against PGP. All of the above matters involving RSA were settled at a settlement conference on 29 May 1998.

     On 15 September 1997, Network Associates was named as a defendant in a patent infringement action filed by Hilgraeve Corporation ("Hilgraeve") in the United States District Court, Eastern District of Michigan. Hilgraeve alleges that Network Associates VirusScan product infringes a Hilgraeve patent which was issued on 7 June 1994. Hilgraeve's action seeks injunctive relief and unspecified money damages. The case is in discovery. Discovery is presently scheduled to be completed by 15 December 1998. There is a status conference scheduled for 22 September 1998. A trial date has been set for June 1999.

     Although Network Associates intends to defend itself vigorously against the claims asserted against it in the foregoing actions or matters (including those related to the use of the name Network Associates), there can be no assurance that such pending litigation will not have a material adverse effect on Network Associates' business, financial condition or operating results. The litigation process is subject to inherent uncertainties and no assurance can be given that Network Associates will prevail in any such matters, or will be able to obtain licenses, on commercially reasonable terms, or at all, under any patents or other intellectual property rights that may be held valid or infringed by Network Associates or its products. Uncertainties inherent in the litigation process involve, among other things, the complexity of the technologies involved, potentially adverse changes in the law and discovery of facts unfavorable to Network Associates.

     Network Associates does not typically obtain signed license agreements from its corporate, government and institutional customers who license products directly from it. Network Associates includes an electronic version of a "shrink-wrap" license in all of its electronically distributed software and a printed license in the box for its products distributed through traditional distribution channels in order to protect its copyrights and trade secrets in those products. Since none of these licenses are signed by the licensee, many authorities believe that such licenses may not be enforceable under the laws of many states and foreign jurisdictions. In addition, the laws of some foreign countries either do not protect proprietary rights or offer only limited protection for those rights. There can be no assurance that the steps taken by Network Associates to protect its proprietary software technology will be adequate to deter misappropriation of this technology. For example, Network Associates is aware that a substantial number of users of its anti-virus products have not paid any registration or license fees to Network Associates. Changing legal interpretations of liability for unauthorized use of Network Associates' software, or lessened sensitivity by corporate, government or institutional users to avoiding copyright infringement, could have a material adverse effect on Network Associates' business, financial condition and results of operations.

     Network Associates' principal assets are its intellectual property and Network Associates competes in an increasingly competitive market. There has been substantial litigation regarding intellectual property rights of technology companies. Network Associates has in the past been, and currently is, subject to litigation related to its intellectual property. There can be no assurance that there will be no developments arising out of such pending litigation or any other litigation to which Network Associates is or may become party which could have a material adverse effect on Network Associates' business, financial condition and results of operation.

     In addition, as Network Associates may acquire a portion of software included in its products from third parties, its exposure to infringement actions may increase because it must rely upon such third parties as to the origin and ownership of any software being acquired. Similarly, exposure to
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infringement claims exists and will increase to the extent that Network
Associates employs or hires additional software engineers previously employed by competitors, notwithstanding measures taken by them to prevent usage by such software engineers of intellectual property used or developed by them while employed by a competitor. In the future, litigation may be necessary to enforce and protect trade secrets and other intellectual property rights owned by Network Associates. Network Associates may also be subject to litigation to defend it against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and cause diversion of management's attention, either of which could have a material adverse effect on Network Associates' business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of Network Associates' proprietary rights, subject Network Associates to significant liabilities, require Network Associates to seek licenses from third parties or prevent Network Associates from manufacturing or selling its products, any one of which could have a material adverse effect on Network Associates' business, financial condition and results of operations. Furthermore, there can be no assurance that any necessary licenses will be available on reasonable terms, or at all.

     PROPRIETARY TECHNOLOGY AND RIGHTS -- DR SOLOMON'S. Dr Solomon's regards its software as proprietary and relies upon a combination of license agreements and copyrights, trademark and trade secret laws in attempting to protect its proprietary rights. Dr Solomon's products are not generally copy protected. Dr Solomon's presently has no patents or patent applications pending and has not registered any of its copyrights. Dr Solomon's has not registered all of its trademarks, although it has registered its "Dr Solomon's", "Ring Fence" and "Anti-Stealth Methodology" trademarks in the United Kingdom and has registered "Dr Solomon's" in several other European countries, including France, Germany, Italy, The Netherlands, Spain and Sweden and the United States and has applied for trademark registration for certain trademarks in several other jurisdictions, including Chile and Japan. Under U.S. copyright and trademark law, registration is not a condition of copyright and trademark protection. Registration is, however, a prerequisite to obtaining certain remedies (e.g. statutory remedies and attorneys' fees) for infringement and, while an unregistered copyright or trademark is valid and the owner of such unregistered copyright or trademark may have a valid cause of action for infringement, such rights cannot be enforced in the federal courts unless and until registration has been made. In addition, Dr Solomon's believes that the laws of some foreign countries, including Mexico and India, either do not protect proprietary rights as fully as do the laws of the United States or the United Kingdom or offer only limited, if any, practical protection for those rights. While in most countries, copyright or trademark registration is not required in order to receive protection, each country may premise the ability to bring an enforcement action and certain remedies on compliance with that country's copyright or trademark laws. Consequently, Dr Solomon's failure to register its copyrights and trademarks in certain countries may make enforcement of these rights more difficult and/or reduce the available remedies in any enforcement action.

     Dr Solomon's uses a printed "break-the-seal" license for its boxed-product sales for its corporate license customers. Since its "break-the-seal" licenses are not signed by the licensees, they may not be enforceable under the laws of certain jurisdictions. Dr Solomon's generally enters into confidentiality or license agreements with its employees, consultants and distributors, and generally controls access to and distribution of its software, documentation and other proprietary information.

     Despite Dr Solomon's efforts to protect its proprietary rights, it may be possible for unauthorized parties to copy certain aspects of Dr Solomon's products or to reverse engineer or obtain and use information that Dr Solomon's regards as proprietary. There can be no assurance that the steps taken by Dr Solomon's to protect its proprietary rights will be adequate to prevent misappropriation of its technology or to provide an adequate remedy in the event of a breach by others. Policing unauthorized use of Dr Solomon's products is difficult, and although Dr Solomon's is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. It is likely that a substantial number of users of Dr Solomon's products have not paid any registration or license fees to Dr Solomon's. If, as a result of changing legal interpretations of liability for unauthorized use of Dr Solomon's software, users were to become less sensitive to avoiding copyright infringement, it could have a material adverse effect on Dr Solomon's. In addition, litigation may be necessary in the future to protect and enforce Dr Solomon's proprietary rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Dr Solomon's.

     While Dr Solomon's relies upon a combination of license agreements and copyright, trademark and trade secret laws as described above, Dr Solomon's believes that factors such as the superior performance of its products and the expertise and experience of its personnel are more essential to establishing and maintaining a technology leadership position.

     From time to time, Dr Solomon's receives notices from third parties claiming infringement by Dr Solomon's products of third party proprietary rights. Although there are currently no outstanding infringement or invalidity claims, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against Dr Solomon's in the future or that any such assertions or prosecutions will not have a material adverse effect on Dr Solomon's. For example, U.S. Patent No. 5,319,776 asserts a patent over "in transit" virus detection. Dr Solomon's believes that its products do not infringe this patent. The patent holder has sent a circular to Dr Solomon's inviting Dr Solomon's to license their technology and has recently taken action against other anti virus companies on the basis of this patent. There has been no assertion that Dr Solomon's currently infringes and Dr Solomon's does not currently intend to license the technology. There can be no assurance, however, that a claim may not be made in the future. Dr Solomon's expects that software companies will increasingly be subject to infringement claims as the number of products and competitors in the anti-virus industry segment grows and the functionality of products in different industry segments overlaps. For example, it has been reported recently that Trend Micro has taken legal action against one of Dr Solomon's competitors claiming infringement of U.S. patent covering electronic mail interception technology. Any such claim or other claim made against Dr Solomon's, with or without merit, could result in costly litigation, cause product shipment delays or require Dr Solomon's to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Dr Solomon's or at all.

     Dr Solomon's licenses certain technology from third parties, including software that is integrated with internally developed software and used in Dr Solomon's products to perform key functions. There can be no assurance that these third party technology licenses will continue to be available to Dr Solomon's on commercially reasonably terms. The loss of or inability to maintain any of these technology licenses could result in delays or reductions in product shipments until equivalent technology is identified, licensed and integrated. Any such delays or reductions in product shipments could have a material adverse effect on Dr Solomon's.

     RISKS ASSOCIATED WITH INFORMATION SECURITY INDUSTRY. The software security industry is in an early stage of development. Declines in demand for Dr Solomon's and Network Associates' security products, whether as a result of competition, technological change, the public's perception of the need for security products, developments in the hardware and software environments in which these products operate, general economic conditions or other factors, could have a material adverse effect on Dr Solomon's or Network Associates' financial condition or results of operations.

     A well-publicized actual or perceived breach of network or computer security could trigger a heightened awareness of computer abuse, resulting in an increased demand for security products such as those offered by Dr Solomon's and Network Associates. Similarly, an actual or perceived breach of network or computer security at one of Dr Solomon's or Network Associates' customers, regardless of whether such breach is attributable to Dr Solomon's or Network Associates' products, could adversely affect the market's perception of them and their financial condition or results of operations. In addition, although the effectiveness of Dr Solomon's or Network Associates' products is not dependent upon the secrecy of its proprietary technology or licensed technology, the public disclosure of its proprietary technology could result in a perception of breached security and reduced effectiveness of Dr Solomon's or Network Associates' products, which could have an adverse effect on Dr Solomon's or Network Associates' financial condition or results of operations.

     YEAR 2000 COMPLIANCE. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. Although Network Associates and Dr Solomon's believe that their products and systems are Year 2000 compliant, Network Associates and Dr Solomon's utilize third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the Year 2000 and thereafter could require Network Associates or Dr Solomon's to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on Network Associates' business, operating results and financial condition. The business, operating results and financial condition of Network Associates' and Dr Solomon's customers could be adversely affected to the extent that they utilize third-party software products which are not Year 2000 compliant. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by Network Associates and Dr Solomon's, which could have a material adverse effect on Network Associates' or Dr Solomon's businesses, operating results and financial condition.

                                   APPENDIX 8

                      FURTHER INFORMATION ON DR SOLOMON'S

1. SHARE CAPITAL

     The authorised and issued share capital of Dr Solomon's as at 23 June 1998 was as follows:

    AUTHORISED                                   ISSUED AND FULLY PAID
-------------------                              ---------------------
   L       SHARES                                   L        SHARES
-------  ----------                              -------  ------------
582,318  58,231,800  ordinary shares of 1p each  553,100   55,310,000
                                                            ordinary
                                                           shares of
                                                          1 pence each

     Dr Solomon's Ordinary Shares are traded in the form of American Depositary Shares, each representing three Dr Solomon's Ordinary Shares, on NASDAQ under the symbol "SOLLY" and on EASDAQ under the symbol "SOLL". The Dr Solomon's ADSs are evidenced by Dr Solomon's ADRs issued by The Bank of New York, as Depositary under a Deposit Agreement dated 2 December 1996 among Dr Solomon's, The Bank of New York, the registered holders from time to time of Dr Solomon's ADRs and the owners of a beneficial interest in Dr Solomon's ADRs. The Dr Solomon's ADSs are registered under the Exchange Act.

2. MATERIAL CHANGES

     Save for the effect of the current trading position described in the Chairman's letter on pages 8 to 11 of this document and as reflected in Section B of Appendix 2 to this document, there have been no material changes in the financial or trading position of the Dr Solomon's Group since 31 May 1997, the date to which the latest audited consolidated accounts were drawn up.

3. MATERIAL CONTRACTS

     The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Dr Solomon's Group since 9 June 1996 (being two years prior to the date of the commencement of the Offer period) and are, or may be, material:

          (a) an underwriting agreement dated 25 November 1996 made among Dr Solomon's (1), Apax U.K. V-A, L.P., Apax U.K. V-B, AP Partners, L.P., AP-S&S Partners, L.P., Geoffrey Leary, Keith Perrett, David Stephens and 3i Group plc ("the Selling Shareholders") (2) and Goldman Sachs & Co. and Hambrecht & Quist LLC (as representatives of the US Underwriters referred to in Schedule 1 to such agreement) (3) pursuant to which the US Underwriters agreed to underwrite the issue and sale by Dr Solomon's of an aggregate of 2,800,000 Dr Solomon's ADSs and to underwrite the sale by the Selling Shareholders of an aggregate of 1,200,000 Dr Solomon's ADSs at a price of $15.81 per Dr Solomon's ADS. The agreement also contains warranties, representations, undertakings and indemnities given to the US Underwriters by Dr Solomon's;

          (b) an international underwriting agreement dated 25 November 1996 made among Dr Solomon's (1), the Selling Shareholders (as defined in paragraph (a) above) (2) and Goldman Sachs & Co and Hambrecht & Quist LLC (as representatives of the International Underwriters referred to in Schedule 1 to the agreement) (3) pursuant to which the International Underwriters agreed to underwrite the sale by Dr Solomon's and the Selling Shareholders of up to 1,955,000 Dr Solomon's ADSs at a price of $15.81 per Dr Solomon's ADS. The agreement also contains warranties, representations, undertakings and indemnities given to the International Underwriters by Dr Solomon's;

          (c) an underwriting agreement dated 20 June 1997 made among Dr Solomon's (1), the Selling Shareholders (as defined in such agreement) (2) and Goldman, Sachs & Co.,

     Hambrecht & Quist LLC and Robertson, Stephens & Company LLC (as representatives of the US Underwriters referred to in Schedule 1 to such agreement) (3) pursuant to which the US Underwriters agreed to underwrite the sale by the Selling Shareholders of an aggregate of 2,501,529 Dr Solomon's ADSs at a price of $22.625 per Dr Solomon's ADS. The agreement also contains warranties, representations, undertakings and indemnities given to the U.S. Underwriters by Dr Solomon's;

          (d) an international underwriting agreement dated 20 June 1997 made among Dr Solomon's (1), the Selling Shareholders (as defined in such agreement) (2), and Goldman Sachs International, Hambrecht & Quist LLC and Robertson Stephens International Ltd. (as representatives of the International Underwriters referred to in Schedule I to such agreement)
     (3), pursuant to which the International Underwriters agreed to underwrite the sale by the Selling Shareholders of an aggregate of 1,667,686 Dr Solomon's ADSs at a price of $22.625 per Dr Solomon's ADS. The agreement also contains warranties, representations, undertakings and indemnities given to the International Underwriters by Dr Solomon's;

          (e) an agreement dated 1 August 1997 and made between Loadplan Australasia Pty Ltd ("Loadplan") (1) and Dr Solomon's Software Australasia Pty Ltd ("DSSA") (2) pursuant to which DSSA acquired from Loadplan the Sale Assets (as defined in such agreement) for a consideration of AUS$750,000;

          (f) an agreement dated 9 October 1997 made between Datawatch Corporation ("Datawatch") (1), Pole Position Software GmbH (2) and Dr Solomon's Software Inc. ("DSSI") (3) pursuant to which DSSI acquired the Business (as defined in such agreement) comprising the Virex and netOctopus businesses for a consideration of $16,750,000;

          (g) an agreement dated 5 November 1997 and made between Performance Republishing Limited ("PPL") (1), Ian Dunn and James Aiken (the "Individuals") (2) and Dr Solomon's Software Limited ("DSS") (3) pursuant to which DSS acquired the Program Materials (as defined in such agreement) from PPL and the Individuals for a consideration of L700,000. In addition, DSS agreed to pay to PPL a royalty of 4 per cent. of the Net Sales Value (as defined in the Agreement) of all Sales Products (as defined in such agreement) sold by DSS during the period between 1 October 2000 and 30 September 2002;

          (h) the agreement (the "Trustee Agreement") dated 8 June 1998 between Network Associates (1), Dr Solomon's (2) and Bank of Scotland Trust Company (International) Limited (3) relating to the shares of new Network Associates Common Stock that will be issued to the Trustee upon the Scheme becoming effective in exchange for Dr Solomon's Ordinary Shares held in the Dr Solomon's Trust and the transfer of such Network Associates Common Stock from the Dr Solomon's Trust to beneficiaries of the Dr Solomon's Trust to satisfy outstanding obligations of Dr Solomon's in relation to the exercise of options under the Group Scheme once the Scheme becomes effective and to obligations of Network Associates in relation to such transfers of Network Associates Common Stock and the satisfaction of fractional entitlements to Network Associates Common Stock; and

          (i) the Transaction Agreement, the terms of which are set out in Appendix 1 of this document.

4. DIRECTORS SERVICE AND OTHER CONTRACTS

     (a) On 6 February 1996, Dr Solomon's entered into service agreements with each of Geoffrey Leary, David Stephens and Keith Perrett, which are terminable by Dr Solomon's or the respective director upon nine months written notice.

     (b) Mr Keith Perrett is entitled to a fixed salary of L45,000 per annum together with an annual bonus in an amount to be determined by the Board of Dr Solomon's.

     (c) Mr David Stephens is entitled to a fixed salary of L75,000 per annum together with an annual bonus in an amount to be determined by the Board of Dr Solomon's.

     (d) Mr Geoffrey Leary is entitled to a fixed salary of L85,000 per annum together with an annual bonus in an amount to be determined by the Board of Dr Solomon's.

     (e) On 6 February 1996, Dr Solomon's entered into a consultancy agreement with Secure Computing Limited (now known as Authentec Consulting Limited) relating to the provision of the consultancy services of Dr A.M. Solomon to Dr Solomon's for a fixed period of two years from 6 February 1996 ("the Consultancy Agreement"). Under the terms of such agreement, Dr A.M. Solomon is entitled to a fee of L50,000 per annum or such other fee as may be agreed by Dr Solomon's and Secure Computing Limited together with an additional fee of L500 per day or part of a day if such services include certain public engagements referred to in the Consultancy Agreement.

     On 29 May 1998, Dr Solomon's entered into a deed of variation and novation of the Consultancy Agreement with Authentec Consulting Limited, Internet Privacy Limited and Dr A.M. Solomon pursuant to which it was agreed:

        (i) that the term of the Consultancy Agreement be extended by two years;

        (ii) the Consultancy Agreement be assigned and novated to Internet Privacy Limited; and

        (iii) the terms of an option granted to Dr A.M. Solomon on 6 November 1996 under the terms of the Group Scheme as amended under the terms of a side letter dated 12 November 1996 be varied so as to preserve certain terms of the option notwithstanding the assignment of the Consultancy Agreement.

There are no service contracts between any member of the Dr Solomon's Group and any director of such company which has more than 12 months to run and no such agreement has been amended in the six months preceding the Offer period.

                                   APPENDIX 9

                   FURTHER INFORMATION ON NETWORK ASSOCIATES

1. SHARE CAPITAL

     (a) The authorised share capital of Network Associates as at 23 June 1998 was as follows: 300,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share, of which 130,333,155 shares of Common Stock and one share of Series A Preferred Stock (the only authorised share of Series A Preferred Stock, which was issued in connection with Network Associates' acquisition of FSA Corporation in September
1996) were in issue.

     The share of Series A Preferred Stock has no preferential rights other than the right to cast a number of votes equal to the number of shares of Network Associates Common Stock issuable in exchange for certain exchangeable non-voting shares of FSA Corporation. As at 30 May 1998 such exchangeable shares of FSA Corporation were exchangeable for 487,593 shares of Network Associates Common Stock.

     The Network Associates' Board has the authority to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Network Associates Board, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Network Associates Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Network Associates.

     Since Network Associates' initial public offering on 6 October 1992, the Network Associates Common Stock has traded on NASDAQ. Since the combination with Network General Corporation on 1 December 1997, Network Associates Common Stock has traded under the symbol NETA. Prior thereto, Network Associates Common Stock traded under the symbol MCAF.

     (b) Upon the Scheme becoming effective, the authorised and issued share capital of Network Associates will be approximately as follows (based on shares outstanding as at 31 May 1998 and without giving effect to the exercise of any option, conversion, any other subscription rights or share issues):

                                                        ISSUED AND FULLY PAID AND
                 AUTHORIZED                                  NON-ASSESSABLE
                  SHARES OF                                     SHARES OF
                COMMON STOCK,                                 COMMON STOCK,
            PAR VALUE $0.01 EACH                          PAR VALUE $0.01 EACH
            --------------------                          --------------------
                 300,000,000                                   130,333,155

                                                        ISSUED AND FULLY PAID AND
                 AUTHORIZED                                  NON-ASSESSABLE
                  SHARES OF                                     SHARES OF
              PREFERRED STOCK,                              PREFERRED STOCK,
            PAR VALUE $0.01 EACH                          PAR VALUE $0.01 EACH
            --------------------                          --------------------
                  5,000,000                                1 share of Series A
                                                             Preferred Stock

2. MATERIAL CHANGES

     Save for aggregate charges previously disclosed of approximately $110 million (of which approximately $90 million relates to acquisition of in-process research and development) which Network Associates expects to incur in the financial quarter ending 30 June 1998 in connection with the acquisitions of TIS and Magic Solutions in April 1998, there have been no material changes in the financial or trading position of the Network Associates Group since 31 December 1997, the date to which the last audited consolidated accounts were drawn up.

3. NATURE OF THE FINANCIAL INFORMATION

     The financial information contained in Part B of Appendix 3 of this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The information for the three years ended 31 December 1997 has been extracted from the published reports and audited consolidated financial statements of Network Associates for the three years ended 31 December 1997. Network Associates' auditors have audited the financial statements for the three periods ended 31 December 1997.

4. MATERIAL CONTRACTS

     The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Network Associates Group since 9 June 1996 (being two years prior to the commencement of the Offer period) and are, or may be, material (the references to number of shares of Network Associates Common Stock have been adjusted to give effect to the Network Associates 3-for-2 Stock Split):

          (a) Agreement and Plan of Reorganization dated 13 October 1997 by and among Network Associates, Network General Corporation ("Network General") and Mystery Acquisition Corp., a wholly-owned subsidiary of Network Associates, as amended on 22 October 1997 (collectively the "Network General Agreement"). Pursuant to the Network General Agreement, on 1 December 1997 Network Associates acquired 100 per cent. of the issued and outstanding share capital of Network General. The Network General Agreement contained customary terms, conditions, covenants and representations and warranties on behalf of the parties to the transaction, with none of the representations or warranties surviving the closing of the transaction. Pursuant to the Network General Agreement, Network Associates issued 39,970,092 shares of Network Associates Common Stock to the former Network General stockholders and assumed all unvested options to acquire Network General common stock. The transaction was accounted for as a pooling of interests;

          (b) Agreement and Plan of Reorganization dated 1 December 1997 (the "Helix Agreement") by and among Network Associates, Helix Software Company ("Helix") and DNA Acquisition Corp., a wholly-owned subsidiary of Network Associates. Pursuant to the Helix Agreement, on 1 December 1997 Network Associates acquired 100 per cent. of the issued and outstanding share capital of Helix. The Helix Agreement contained customary terms, conditions, covenants and representations and warranties on behalf of all parties to the transaction. In particular, Helix's representations and warranties survived the closing of the transaction for a period of twelve months. At the closing, the former Helix stockholders received 825,000 shares of Network Associates Common Stock less 82,500 shares of Network Associates Common Stock held in escrow in support of the Helix stockholders' indemnification obligations. The Helix acquisition was accounted for as a pooling of interest for accounting purposes;

          (c) Agreement and Plan of Reorganization dated 1 December 1997 (the "PGP Agreement"), by and among Network Associates, Pretty Good Privacy, Inc. ("PGP") and PG Acquisition Corp., a wholly-owned subsidiary of Network Associates. Pursuant to the PGP Agreement, on 9 December 1997 Network Associates acquired 100 per cent. of the issued and outstanding share capital of PGP. The PGP Agreement contained customary terms, conditions, covenants and representations and warranties on behalf of the parties to the transaction. In particular, the representations and warranties of PGP survived the closing of the transaction for a period of twelve months. The aggregate consideration payable for the acquisition was approximately $36 million (payable in cash and the assumption of certain liabilities) and warrants to acquire 375,000 shares of Network Associates Common Stock. At the closing, Network Associates paid approximately U.S.$35 million to the former holders of outstanding PGP capital stock and vested options to acquire PGP common stock less $5 million paid into to an escrow account in support of PGP's indemnification obligations under the PGP Agreement. Network Associates paid at the closing the above-mentioned warrants to the holders of the PGP Series B Preferred Stock. The PGP acquisition was accounted for under the purchase method of accounting. Network Associates also assumed all outstanding unvested options to acquire PGP common stock;

          (d) Agreement and Plan of Reorganization dated 2 March 1998 (the "Magic Agreement"), by and among Network Associates, Magic Solutions and Merlin Acquisition Corp., a wholly-owned subsidiary of Network Associates. Pursuant to the Magic Agreement, on 1 April 1998 Network Associates acquired 100 per cent. of the issued and outstanding share capital of Magic Solutions. The Magic Agreement contained customary terms, conditions, covenants and representations and warranties on behalf of all parties involved in the transaction. In particular, Magic Solutions' representations and warranties survived the closing of the transaction for a period of twelve months. At the closing, Network Associates paid approximately $110 million to the holders of Magic Solutions outstanding capital stock and vested options to acquire Magic Solutions common stock less $10.5 million which was paid into to an escrow account in support of the Magic Solutions stockholders' indemnification obligations under the Magic Solutions Agreement. The Magic Solutions acquisition was accounted for under the purchase method of accounting. Network Associates also assumed all outstanding unvested options to acquire Magic Solutions common stock;

          (e) Agreement and Plan of Reorganization dated 22 February 1998 (the "TIS Agreement"), by and among Network Associates, TIS and Thor Acquisition Corp., a wholly-owned subsidiary of Network Associates. Pursuant to the TIS Agreement, on 28 April 1998 Network Associates acquired 100 per cent. of the issued and outstanding share capital of TIS. The TIS Agreement contained customary terms, conditions, covenants and representations and warranties on behalf of all parties involved in the TIS acquisition, with none of representations or warranties surviving the closing of the transaction. Pursuant to the TIS Agreement, Network Associates issued 6,755,540 shares of Network Associates Common Stock to the stockholders of TIS and assumed all unvested options to acquire shares of TIS common stock. The transaction was accounted for as a pooling of interests;

          (f) Purchase Agreement dated 29 July 1997 (the "Cinco Agreement"), by and among Network General, Cinco Networks, Inc., a California corporation ("Cinco"), Network General Technology Corporation, a wholly-owned subsidiary of Network General, and the shareholders of Cinco. Pursuant to the Cinco Agreement, Network General acquired 100 per cent. of the issued and outstanding share capital of Cinco. The Cinco Agreement contained customary terms, conditions, covenants and representations and warranties on behalf of the parties to the transaction. In particular, the representations and warranties of Cinco survived the closing of the transaction for a period of twenty four months. The aggregate consideration payable in the acquisition was $40 million (payable in cash and upon the achievement of certain contingencies) less $2.7 million paid into an escrow account in support of Cinco's indemnification obligations under the Cinco Agreement. The Cinco acquisition was accounted for under the purchase method of accounting. Network General also assumed all options of Cinco, which options the Company has now assumed following the Company's merger with Network General on 13 October 1997;

          (g) Agreement and Plan of Merger dated 13 October 1997 (the "Haystack Agreement"), by and among TIS, Trusted Acquisitions, Inc., a wholly-owned subsidiary of TIS, and Haystack Laboratories, Inc. ("Haystack"). Pursuant to the Haystack Agreement, TIS acquired 100 per cent. of the issued and outstanding share capital of Haystack. The Haystack Agreement contained customary terms, conditions, covenants and representations and warranties on behalf of the parties to the transaction, with certain of the representations or warranties surviving the closing of the transaction for a period of twelve months. Pursuant to the Haystack Agreement, (i) TIS issued 2,105,494 shares of TIS common stock to the holders of Haystack, less 210,549 shares which were held in an escrow account in support of Haystack's indemnification obligations under the Haystack Agreement, and
     (ii) TIS assumed all unvested options of Haystack. The Haystack acquisition was accounted for by TIS as a pooling of interests. In connection with the acquisition of TIS by the Company on 28 April 1998, the former shareholders of Haystack received 680,075 shares of the Company's Common Stock;

          (h) Indenture dated 13 February 1998 (the "Indenture"), between Network Associates and State Street Bank and Trust Company of California, N.A., as trustee, pursuant to which Network Associates issued its Zero Coupon Convertible Subordinated Debentures Due 2018 with an aggregate principal amount at maturity of U.S.$885,500,000;

          (i) the Trustee Agreement referred to at paragraph 3(h) of Appendix 8 of this document; and

          (j) the Transaction Agreement, the terms of which are set out in Appendix 1 of this document.

5. DIRECTORS AND EXECUTIVE OFFICERS

        NAME                       POSITION WITH NETWORK ASSOCIATES               AGE
        ----                       --------------------------------               ---
William L. Larson      Chairman of the Board and Chief Executive Officer           42
Dennis L. Cline        Executive Vice President of Worldwide Sales                 37
Prabhat K. Goyal       Chief Financial Officer, Vice President of Finance and
                       Administration, Treasurer and Secretary                     43
Zachary A. Nelson      Executive Vice President of Total Service Desk Division     36
Peter R. Watkins       Executive Vice President of Total Virus and Defense         43
Leslie G. Denend       Director                                                    57
Virginia Gemmell       Director                                                    49
Edwin L. Harper        Director                                                    53
Harry J. Saal          Director                                                    54

     Mr Larson joined Network Associates in September 1993 as its Chief Executive Officer. In October 1993, Mr Larson was appointed as a director of Network Associates and was elected to the additional office of President. Mr Larson served as President until December 1997. In April 1995, Mr Larson was also elected Chairman of the Board of Directors. From August 1988 to September 1993, Mr Larson was employed as a Vice President of SunSoft, Inc., a system software subsidiary of Sun Microsystems, Inc., where he was responsible for worldwide sales and marketing.

     Mr Cline became Executive Vice President of Worldwide Sales in January 1998. He joined Network Associates in September 1994 as Vice President of North American Sales. Mr Cline was Vice President of North American Channel Sales from October 1995 to April 1996 and was Vice President of Worldwide Channel Sales from April 1996 to October 1996 when he became Vice President of International Sales. From November 1993 to September 1994, Mr Cline performed sales consulting services for various companies. From January 1993 to November 1993, Mr Cline was Vice President of Worldwide Sales for Fifth Generation Systems, a software utilities company.

     Mr Goyal joined Network Associates in March 1996 and was elected as Vice President of Finance, Corporate Controller and Treasurer in April 1996. Mr Goyal became Chief Financial Officer, Vice President of Finance and Administration and Secretary in October 1996. From July 1994 to March 1996, Mr Goyal was Director, Finance and OEM Development, Solaris Products Group for SunSoft, Inc. From November 1991 to June 1994, Mr Goyal served as Director, Finance and Sales Operations of SunSoft, Inc.

     Mr Nelson joined Network Associates in March 1997 as Vice President and General Manager of Network Management. In January 1998, he became General Manager of the Company's Total Service Desk Division. From February 1993 to March 1997, Mr Nelson was employed in various capacities, most recently as Vice President of Marketing, at Oracle Corporation. From January 1990 to February 1993, Mr Nelson was employed in various capacities, ultimately serving as Director of Corporate Marketing, at SunSoft, Inc., a system software subsidiary of Sun Microsystems, Inc.

     Mr Watkins joined Network Associates in May 1995 as Vice President, International Sales. Mr Watkins was Vice President of International Operations from May 1995 to October 1996 and Vice President of Security from October 1996 to January 1997 when he became Vice President and General Manager of Security. From January 1991 to April 1995, Mr Watkins was employed in various capacities, ultimately serving as Managing Director of European Operations, at SunSoft, Inc., a system software subsidiary of Sun Microsystems, Inc.

     Mr Denend has been a director of Network Associates since 14 June 1995. In December 1997, Mr Denend was elected President of Network Associates. Effective 30 April 1998, Mr Denend resigned as President of the Company. From June 1993 to December 1997, Mr Denend was Chief Executive Officer and President of Network General. From February 1993 to June 1993, Mr Denend was Senior Vice President of Network General. Mr Denend serves as a director of Rational Software, Proxim Inc., Informix Corporation and United Services Automobile Association.

     Ms Gemmell has been a director of Network Associates since 16 September 1996. Ms Gemmell founded GlidePath, Inc., a consulting firm, and has served as its President since August 1995. From May 1986 to August 1995, Ms Gemmell was a Managing Partner of Synectics, Inc., a consulting firm.

     Mr Harper has been a director of Network Associates since January 1993. Since June 1996, Mr Harper has been the President and Chief Executive Officer of SyQuest Technology, Inc., a manufacturer of computer peripherals. From June 1993 to June 1996, Mr Harper was President and Chief Executive Officer of Colorado Memory Systems, a manufacturer of computer peripherals, from June 1992 to April 1993, and served as President and Chief Operating Officer of CMS from September 1990 through May 1992. Mr Harper currently serves as a director of SyQuest Technology, Inc. and Apex PC Solutions, Inc.

     Dr Saal has been a director of Network Associates since December 1997. He was a founder of Network General, and served as Chairman of the Network General Board of Directors from its inception until it merged with Network Associates in December 1997. Dr Saal served as President of Smart Valley Inc., a trade association, from September 1993 until December 1995. He served as President and Chief Executive Officer of Network General from its inception in May 1986 until June 1993. He was also Network General's Chief Financial Officer from May 1986 until November 1987. Dr Saal is also a director of Imaging Technologies Corporation, Borland International, Inc., and Globalnet Systems, Limited and serves as a director of several privately-held companies and non-profit associations.

6. STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NETWORK ASSOCIATES

     The following table sets forth certain information, as of 15 April 1998, except where noted, with respect to the beneficial ownership of Network Associates' Common Stock by (i) all persons known by Network Associates to be the beneficial owners of more than 5 per cent. of the outstanding Network Associates Common Stock, (ii) each director of Network Associates, (iii) Network Associates' Chief Executive Officer and the four most highly paid Network Associates officers in 1997 and (iv) all executive officers and directors of Network Associates as a group. The information set forth below has been derived from Network Associates' Proxy Statement dated 8 May 1998 and has not been adjusted to give effect to the Network Associates 3-for-2 Stock Split.

                                                                         PERCENTAGE OF
                                                                           SHARES OF
        NAME & ADDRESS OF BENEFICIAL OWNERS(1)(2)            NUMBER          CLASS
        -----------------------------------------           ---------    -------------
T. Rowe Price Associates, Inc.(3).........................  5,667,633      7.9   %
  100 East Pratt Street
  Baltimore, MD 21202
Equitable Companies, Inc.(4)..............................  3,902,041      5.5
  787 Seventh Ave
  New York, NY 10019
William L. Larson(5)......................................    656,719       *
John C. Bolger(6).........................................     17,750       *
Leslie G. Denend(7).......................................    244,938       *
Virginia Gemmell(8).......................................     10,750       *
Edwin L. Harper(9)........................................     30,825       *
Harry J. Saal(10).........................................    669,893       *
Dennis L. Cline(11).......................................    156,563       *
Prabhat K. Goyal(12)......................................    122,500       *
Peter R. Watkins(13)......................................    110,672       *
Executive officers and directors as a group                 1,934,047      2.7
  (9 persons)(14).........................................

---------------
* Less than 1 per cent.

 (1) Except as indicated in the footnotes to this table, Network Associates believes that the persons named in the table have sole voting and investment power with respect to all shares of Network Associates Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

 (2) Unless otherwise indicated in these notes, the address of each person named above is in care of Network Associates at 3965 Freedom Circle Santa Clara, CA 95054.

 (3) According to Schedule 13G filed with the Commission on 10 February 1998, T. Rowe Price Associates, Inc. has sole voting power with respect to 542,270 of these shares and sole dispositive power with respect to all 5,667,633 shares.

 (4) According to Schedule 13G filed with the Commission on 13 February 1998, Equitable Companies, Inc., has sole voting power, shared voting power, sole dispositive power and shared dispositive power with respect to 962,920, 2,886,713, 3,900,067 and 1,974 shares, respectively.

 (5) Includes 656,719 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998.

 (6) Includes 17,750 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998. Effective 30 April 1998, Mr. Bolger resigned as a director of Network Associates.

 (7) Includes 239,406 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998. 225,540 of the shares subject to the aforemen-tioned stock options were granted to Mr. Denend pursuant to his employment with Network General and subsequently converted into options to purchase shares of Network Associates Common Stock on 1 December 1997 when Network Associates acquired Network General and Mr. Denend was elected President of Network Associates. Effective 30 April 1998, Mr. Denend resigned as President of Network Associates.

 (8) Includes 10,750 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998.

 (9) Includes 30,825 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998.

(10) Includes 10,416 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998.

(11) Includes 156,563 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998.

(12) Includes 122,500 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998.

(13) Includes 109,844 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998.

(14) Includes 1,268,210 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of 15 April 1998.

                                  APPENDIX 10

    COMPARISON OF RIGHTS OF DR SOLOMON'S SHAREHOLDERS AND NETWORK ASSOCIATES
                                  STOCKHOLDERS

     The following is a summary of the material differences between the rights of shareholders of Dr Solomon's and the rights of stockholders of Network Associates arising from the differences between the corporate laws of England and the Delaware General Corporation Laws ("DGCL"), respectively, and the requirements of the governing instruments of the two companies. The following summary does not purport to be a complete description of the rights of shareholders of Dr Solomon's and rights of the stockholders of Network Associates, and is qualified in its entirety by reference to, the corporate laws of England, the DGCL, the memorandum and articles of association of Dr Solomon's, the Network Associates Certificate of Incorporation and the Network Associates Bylaws.

     In addition to the laws of England and the memorandum and articles of association of Dr Solomon's, the rights of holders of Dr Solomon's ADSs, which each represent the right to receive three Dr Solomon's Ordinary Shares, are also governed by the Deposit Agreement, pursuant to which the Dr Solomon's ADSs have been issued. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal office of the agent of the Depositary (the "Custodian"), currently located in the London office of The Bank of New York located at 46 Berkeley Street, London, W1Z 6AD. The Depositary's principal executive office is located at 101 Barclay Street, New York, New York 10286.

     Dr Solomon's is subject to the Companies Act regulating notices of shareholder meetings and solicitation of proxies. Notice of a shareholder meeting is normally accompanied by a shareholder circular (or, in the case of an annual general meeting, by an annual report and accounts) containing an explanation of the purpose of the meeting and the board's recommendations with respect to actions to be taken. All such communications are sent by Dr Solomon's to the Depositary for distribution to holders of Dr Solomon's ADSs at the same time as they are sent to holders of Dr Solomon's Ordinary Shares. As a foreign private issuer with securities listed on NASDAQ and registered under Section 12 of the Exchange Act, Dr Solomon's is required under the Exchange Act to publicly file with the Commission and NASDAQ annual reports and other information.

VOTING RIGHTS

     Under English law, the voting rights of shareholders are governed by a company's articles of association. Cumulative voting is essentially unknown under English law. The Dr Solomon's Articles of Association specify that two shareholders present in person or by proxy and entitled to vote constitute a quorum. Any holder of Dr Solomon's Ordinary Shares on the register may vote in person or, assuming the proxy is received by Dr Solomon's at least 48 hours prior to the time set for the meeting, by proxy. There is no record date for shareholder meetings under English law.

     Subject to disenfranchisement in the event of non-compliance with a statutory notice requiring disclosure as to beneficial ownership, each registered holder of Dr Solomon's Ordinary Shares present in person (or, if a corporation, present by a duly authorized representative) or by proxy, is entitled to cast one vote for each Ordinary Share held.

     Under the DGCL, each stockholder is entitled to one vote per share unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting in the election of directors of the corporation. Under the Network Associates Certificate of Incorporation and the Network Associates Bylaws, holders of Network Associates Common Stock are entitled to one vote per share on all matters and the holder of the share of Series A Preferred Stock is entitled to that number of votes equal to the number of shares of Network Associates Common Stock issuable upon exchange of then outstanding exchangeable shares of FSA Corporation, an Alberta corporation, and cumulative voting is not permitted. A quorum consists of a majority of the shares entitled to vote, unless otherwise required by law.

ACTION BY WRITTEN CONSENT

     Dr Solomon's Articles of Association contain a provision enabling the passing of a resolution by unanimous written consent of all shareholders entitled to attend and vote.

     Under the DGCL, unless otherwise provided in the certificate of incorporation, an action required or permitted to be taken at any meeting of stockholders may instead be taken without a meeting, without prior notice or a vote if a written consent to the action is signed by holders of outstanding shares of stock having at least the number of votes that would be required to authorize such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voting. Under the Network Associates Certificate of Incorporation, holders of Network Associates Common Stock may not take any action required to be taken at a meeting of stockholders or any other action which may be taken at a meeting of stockholders, without a meeting and the power of stockholders to consent in writing to the taking of any action without a meeting is specifically denied.

SOURCES AND PAYMENT OF DIVIDENDS

     Under English law, a company may pay dividends on its ordinary shares, subject to the prior rights of holders of its preferred shares, only out of its distributable profits (accumulated, realized profits (not previously utilized by distribution or capitalization) less accumulated, realized losses) and not out of share capital, which includes share premiums (paid-in surplus). Amounts credited to the share premium account (representing the excess of the consideration for the issue of shares over the aggregate par value of such shares) may not be paid out as cash dividends but may be used, among other things, to pay up unissued shares which may then be distributed to shareholders in proportion to their holdings and for other limited purposes. In addition, a public company such as Dr Solomon's may make a distribution at any time only if, at that time and immediately after such distribution the amount of its net assets is not less than the aggregate of its called-up (i.e., issue and paid-up) share capital and undistributable reserves. Under English law, a dividend must be declared by reference to relevant accounts showing the availability of distributable reserves for such dividends. As a public company, the relevant accounts for Dr Solomon's are its last audited accounts or, where such accounts do not show sufficient distributable reserves, interim accounts (which need not be audited) prepared and filed with the Registrar.

     Under the Dr Solomon's Articles of Association, the directors may pay to holders of Dr Solomon's Ordinary Shares such interim dividends (i.e. dividends resolved to be paid by directors without the approval of shareholders in a general meeting), as appear to the directors to be justified by the profits of Dr Solomon's. Any dividend unclaimed after the period of 12 years from the date of its declaration may be forfeited and shall revert to Dr Solomon's. Each dividend on ordinary shares will be paid to the holders thereof on the register of members on the record date for such dividend who have not waived their entitlement thereto.

     The DGCL permits the payment of dividends on common stock, subject to any restrictions contained in the certificate of incorporation, either (i) out of its "surplus" (as defined below) or (ii) if there is no "surplus", out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year; except that no dividends may be paid out of such net profits if the net assets of the corporation are less than the aggregate amount of capital represented by the issued and outstanding stock having a preference upon the distribution of assets. "Surplus" is defined in the DGCL as the amount by which net assets (total assets less total liabilities) exceeds the capital of the corporation. In accordance with the DGCL, "capital" is determined by the board of directors and will not be less than the aggregate par value of the outstanding capital stock of the corporation having par value. In addition, the DGCL generally provides that a corporation may redeem or repurchase its own shares only if such redemption or repurchase would not "impair the capital" of the corporation. The ability of a Delaware corporation to pay dividends on, or redeem or to make repurchases or redemptions of, its shares is dependent on the financial status of the corporation standing alone and not on a consolidated basis. The Network Associates Certificate of Incorporation and the Network Associates Bylaws do not restrict the payment of dividends on Network Associates Common Stock.

RIGHTS OF PURCHASE AND REDEMPTION

     Under English law, a company may issue redeemable shares if authorized by its articles of association and subject to the conditions stated therein. The Dr Solomon's Articles of Association do permit the issue of redeemable shares. A company may purchase its own shares, including any redeemable shares, if authorized by its articles of association and provided that such purchase has been previously approved by an ordinary resolution of its shareholders in the case of an on-market purchase or a special resolution in other cases. Shares may be purchased only if fully paid and, in the case of public companies, only, subject as provided below, out of distributable profits or the proceeds of a new issue of shares issued for the purpose of the purchase. When shares are purchased wholly out of profits, the amount by which the par value of the company's issued share capital is diminished on cancellation of the shares so purchased must be transferred to the capital redemption reserve, which is generally treated as paid-up share capital. In addition, any amount payable on purchase of any shares in excess of the par value thereof may be paid out of the proceeds of a fresh issue of shares up to an amount equal to whichever is the lesser of the aggregate of the premiums received by the company on the issue of those shares or the amount of the company's share premium account as at the time of the purchase including any sum transferred to that account in respect of premiums on the new issue.

     Under the DGCL, a corporation may purchase or redeem shares of any class of its capital stock, but subject generally to the availability of sufficient lawful funds therefor and provided that at all times that, at the time of any such redemption, the corporation shall have outstanding shares of one or more classes or series of capital stock, which have full voting rights that are not subject to redemption. The Network Associates Certificate of Incorporation and the Network Associates Bylaws do not restrict this right.

MEETINGS OF SHAREHOLDERS

     Under English law, an annual general meeting (an "AGM") of a public company must be held each year and at least once every fifteen months, and an extraordinary general meeting (an "EGM") of shareholders may be called by the board of directors or (notwithstanding any provision to the contrary in a company's articles of association) by a request from shareholders holding not less than one-tenth of the paid-up capital of the company carrying voting rights at general meetings. An EGM at which an ordinary resolution is proposed requires 14 clear days' notice (other than an ordinary resolution to remove a director which requires 21 clear days' notice). Such ordinary resolution requires a majority of the votes cast by those present (in person or by proxy). An EGM at which a special resolution is proposed requires 21 clear days' notice and such resolution requires a three-quarters majority of the votes cast by those present (in person or by proxy). An AGM requires 21 clear days' notice regardless of the types of resolution to be proposed. The term "clear days' notice" means calendar days and excludes the date of mailing, the deemed date of receipt of such notice (which is provided for in the articles of association when first-class mail is employed), and the date of the meeting itself. "Extraordinary resolutions" are relatively unusual and are confined to certain matters out of the ordinary course of business such as a proposal to wind up the affairs of the company. Proposals that are the normal subject of "special resolutions" generally involve proposals to change the name of the company, to alter its capital structure, to change or amend the rights of shareholders, to permit the company to issue new shares for cash without applying the shareholders' preemptive rights and to amend the company's objects (purpose) clause in its memorandum of association and articles of association and to carry out certain other matters where either the company's articles of association or the Companies Act prescribe that a "special resolution" is required. All other proposals relating to the ordinary course of the company's business such as the election of directors would be the subject of an "ordinary resolution".

     Under the DGCL, Network Associates is required to hold annual meetings of its stockholders. Special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or bylaws. The Network Associates Certificate of Incorporation provides that a special meeting of stockholders may be called by a resolution of the Network Associates Board or by the holders of shares entitled to cast not less than 10 per cent. of the votes at the meeting. Under the DGCL, holders of the Network Associates Common Stock must receive notice of any annual or special meeting not less than ten nor more than 60 days prior to such meeting. The record date for the meetings of the stockholders shall not be less than ten days nor more than 60 days before the date of such meeting. The Network Associates Certificate of Incorporation does not provide otherwise.

RIGHTS OF APPRAISAL

     While English law does not generally provide for appraisal rights, if a shareholder applies to a Court as described under "Shareholders' Votes on Certain Reorganizations" below, the Court may specify such terms for the acquisition as it considers appropriate. English law provides shareholders with rights to dissent in respect of a reorganization of a company under Section 110 of the Insolvency Act of 1986 of England and Wales (the "Insolvency Act"). In addition, dissenters' rights exist where an offeror who, pursuant to a takeover offer for a company, has acquired or contracted to acquire not less than nine-tenths in value of the shares to which the offer relates, seeks to acquire compulsorily outstanding minority shareholdings.

     Under the DGCL, stockholders who follow prescribed statutory procedures are entitled, in the event of certain mergers or consolidations, to surrender their shares to the corporation in exchange for the judicially determined "fair value" of such shares. Such stockholders are entitled to such appraisal rights unless the shares of stock (or depositary receipts in respect thereof) held by the stockholder are either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders. No appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in the DGCL. Regardless of the foregoing, appraisal rights are available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation to accept for such stock anything except
(i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depositary receipts in respect thereof; (ii) shares of stock of any other corporation or depositary receipts in respect thereof, which shares of stock or depositary receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depositary receipts described in the foregoing clauses (i) and (ii); or (iv) any combination of the shares of stock, depositary receipts and cash in lieu of fractional shares, or fractional depositary receipts described in the foregoing clauses (i), (ii) and (iii).

PREEMPTIVE RIGHTS

     Under English law, the issue for cash of equity securities (securities that with respect to dividends or capital carry a right to participate beyond a specified amount) or rights to subscribe for or convert into equity securities must be offered in the first instance to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution has been passed in a general meeting of shareholders to the contrary.

     Unless the certificate of incorporation expressly provides otherwise, stockholders of a Delaware corporation do not have preemptive rights. The Network Associates Certificate of Incorporation does not provide for preemptive rights.

AMENDMENT OF GOVERNING INSTRUMENTS

     Under English law, the shareholders have the authority to alter, delete, substitute or add to the objects clause in a company's memorandum and all provisions of its articles of association by a vote of not less than three-quarters of the shareholders entitled to vote and who do vote, either in person or by proxy, at a general meeting subject, in the case of certain alterations to the memorandum of association, to the right of dissenting shareholders to apply to the courts to cancel the alterations. Under English law, the board of directors is not authorized to change the memorandum or the articles of association. Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to such class and the nature of the amendments, also require approval of the classes affected in separate class meetings.

     Under the DGCL, all amendments to a corporation's certificate of incorporation require the approval of stockholders holding a majority of the voting power of the corporation unless a different proportion is specified in the certificate of incorporation. The Network Associates Certificate of Incorporation does not specify a different proportion, except that the following provisions of the Network Associates Certificate of Incorporation may be amended only by the favourable vote of the holders of shares representing at least two-thirds of the voting power of all the then outstanding shares of capital stock of Network Associates entitled to vote generally in the election of directors, voting as a single class, (i) the provision restricting stockholder action by written consent, (ii) the provision setting the number and classification of the Network Associates board the right to fill any vacancies and providing for the removal of Network Associates directors, (iii) the provision expressly authorizing the Network Associates Board to amend the Network Associates Bylaws, (iv) the provision regarding the limitation on liability and indemnification of Network Associates directors, and (v) the provision requiring the two-thirds vote of the Network Associates stockholders to amend or repeal certain provisions of the Network Associates Certificate of Incorporation.

     Under the DGCL, the bylaws of a corporation generally may be amended or repealed by the affirmative vote of the holders of a majority of the issued and outstanding stock of the corporation entitled to vote thereon as a class. The Network Associates Certificate of Incorporation provides that the Network Associates Bylaws maybe amended repealed or new bylaws adopted by a resolution of the Network Associates Board or the affirmative vote of the holders of at least two-thirds of the voting power of all the then outstanding shares of capital stock of Network Associates entitled to vote generally in the election of directors, voting together as a single class.

SHAREHOLDERS' VOTES ON CERTAIN TRANSACTIONS

     Under the Companies Act, fundamental corporate changes, such as the passing of a resolution for winding up, non pro rata issues of shares for cash, reductions of capital (subject to sanction by the court) and certain repurchases of shares may be authorized by a special resolution passed at a general meeting of shareholders. Subject to the provisions of the Companies Act, if at such time, the capital of Dr Solomon's is divided into different classes of shares and the amendment or other resolution would cause any of the special rights attached to any class of shares to be varied or abrogated, the amendment must also be sanctioned by the holders of at least three-quarters in nominal value of the class concerned who vote.

     The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of its shareholders (or any class of its creditors) and are used for certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

They require the approval at an extraordinary general meeting of the company convened by order of the court of a majority in number of the shareholders representing three-fourths in value of the capital or class of creditors or shareholders or class of shareholders present and voting, either in person or by proxy, and the sanction of the High Court. Once so approved and sanctioned, all creditors or shareholders (of the relevant class) are bound by the terms of the scheme; a dissenting shareholder would have no rights comparable to dissenter's rights described below. A scheme of reconstruction under Section 110 of the Insolvency Act may be made when a company is being wound up voluntarily under which, with the sanction of a special resolution of shareholders in a general meeting the whole or part of the company's business or property is transferred to a second company in consideration for the issue or transfer to them of shares in the second company. Any dissenting shareholder can require the liquidator to abstain from carrying the resolution into effect or to purchase his interest at a price agreed or determined by arbitration. The Companies Act also provides that where a takeover offer (as defined therein) is made for the shares of a company incorporated in the United Kingdom and, within four months of the date of the offer the offeror has, by virtue of acceptances of the offer, acquired or contracted to acquire not less than nine-tenths in value of the shares of any class to which the offer relates, the offeror may, within two months of reaching the nine-tenths level, by notice require shareholders who do not accept the offer to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court within six weeks of the date on which such notice was given objecting to the transfer or its proposed terms. The Court is unlikely (absent fraud or oppression) to exercise its discretion to order that the acquisition not take effect, but it may specify such terms of the transfer as it finds appropriate. A minority shareholder is also entitled in these circumstances to require the offeror to acquire his shares on the terms of the offer. In the United Kingdom, takeovers of public companies, such as Dr Solomon's, are regulated by the City Code. The City Code is administered by the Panel, a body comprising representatives of certain City of London financial and professional institutions which oversees the conduct of such takeovers. One of the provisions of the City Code is to the effect that: (i) when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30 per cent. or more of the voting rights of a public company; or (ii) when any person, together with a person acting in concert with him, holds not less than 30 per cent. but not more than 50 per cent. of the voting rights and such person acting in concert with him, acquires in any period of 12 months additional shares carrying more than 1 per cent. of the voting rights such person must generally make an offer for all of the equity shares of the company (whether voting or non-voting) for cash, or accompanied by a cash alternative, at not less than the highest price paid for the relevant shares during the 12 months preceding the date of the offer.

     Section 203 of the DGCL prohibits a corporation that has securities traded on a national securities exchange, designated on NASDAQ or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder, or an interested stockholder's affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15 per cent. or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if (i) the board of directors gives prior approval to the transaction in which the 15 per cent. ownership level is exceeded, (ii) the interested stockholder acquires, in the transaction pursuant to which the interested stockholder becomes the owner of 15 per cent. or more of the outstanding stock, 85 per cent. of the corporation's stock (excluding those shares owned by persons who are directors and also officers, as well as employee stock plans in which employees do not have a confidential right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) the business combination is approved by the board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder. Although a Delaware corporation may elect, pursuant to its certificate of incorporation or by-laws, not to be governed by this provision, the Network Associates Certificate of Incorporation and the Network Associates Bylaws contain no such election.

RIGHTS OF INSPECTION

     Except when closed in accordance with the provisions of the Companies Act, the register and index of names of shareholders of a company, together with certain other registers required to be maintained by such a company, may be inspected during business hours by its shareholders, including, in the case of Dr Solomon's, holders of Dr Solomon's ADSs, without charge and by other persons upon payment of a fee, and copies may be obtained on payment of a fee. The shareholders of an English public company may, without charge, also inspect the minutes of meetings of the shareholders during business hours and obtain copies upon payment of a fee. The published directors' report and audited annual accounts of a public company are required to be laid before the shareholders in a general meeting and a shareholder is entitled to a copy of such reports and accounts. Copies are filed with the Registrar from whom copies are publicly available upon payment of the appropriate fee. The shareholders of Dr Solomon's, including holders of Dr Solomon's ADSs, have no rights to inspect its accounting records or minutes of meetings of its directors. Certain registers required to be kept by the company are open to public inspection and service contracts of directors of the company (which have more than 12 months unexpired or require more than 12 months' notice to terminate) must be available for inspection during business hours.

     The DGCL allows any stockholder, upon written demand under oath stating the purpose thereof, to have the right, during the usual hours of business, to inspect, for any proper purpose, the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     English law permits a company to provide for the classification of the board of directors with respect to the time for which directors severally hold office. The Dr Solomon's Articles of Association provide that unless otherwise resolved by the shareholders in General Meeting the number of directors shall not be subject to any maximum but shall be not less than two. They further provide that at each AGM of Dr Solomon's one-third (or if their number is not three or a multiple of three, the number nearest to one-third) of the directors who are subject to retirement by rotation shall retire from office by rotation. The directors to retire by rotation in every year include first, a director who wishes to retire and not offer himself for reappointment, and second, those directors who have been longest in office since their last appointment or reappointment, but, as between persons who became directors on the same day, those to retire (unless they otherwise agree among themselves) are determined by lot. A retiring director is eligible for re-election. A director is required to retire at the conclusion of the AGM following his attaining the age of 70 unless shareholders in General Meeting approve his re-election.

     Under the DGCL, the certificate of incorporation of a Delaware corporation may provide for the classification of the board of directors in order to stagger the terms of directors. The term "classified board" generally means the specification of selected board seats for a term of more than one year (but not more than three years), with different classes of board seats coming up for election each year. The Network Associates Certificate of Incorporation provides for a classified board of directors consisting of three classes of directors, with each class elected for a term of three years.

REMOVAL OF DIRECTORS

     Under the Companies Act, shareholders have the right to remove a director without cause by ordinary resolution of which special notice (28 clear days) has been given to the company, irrespective of the provisions of the articles of association of the company.

     Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at the election of directors, unless the certificate of incorporation provides otherwise. If the shareholders are entitled to cumulative voting and less than the entire board is to be removed, no individual director may be removed without cause if the number of votes cast against the resolution of his removal would be sufficient if cumulatively voted to elect such director to the board. The Network Associates Certificate of Incorporation provides that directors may be removed only for due cause by a vote of the record holders of a majority of the holders of stock entitled to vote thereon. Under the DGCL, the stockholders of a corporation that has a classified board of directors, such as Network Associates, may only remove directors for cause.

VACANCIES ON THE BOARD OF DIRECTORS

     Under English law, shareholders of an English public company may, by ordinary resolution at a meeting at which any director retires by rotation, appoint a person who is willing to be a director either to fill a vacancy or as an additional director. The board of directors also has the power to appoint a director to fill a vacancy or as an additional director, subject to such conditions as may be set out in Dr Solomon's articles of association, provided that such appointment will only last until the next following annual general meeting of the company, at which the director concerned may be re-elected.

     Under the DGCL, the board of directors of a corporation may fill any vacancy on the board, including vacancies resulting from an increase in the number of directors. Under the Network Associates Bylaws, in case of vacancy among the directors, the remaining directors, even if less than a quorum, by an affirmative vote of a majority thereof, may fill such vacancy.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     English law does not permit a company to indemnify a director or an officer of the company or any person employed by the company as an auditor against any liability that, by virtue of any rule of law, would otherwise attach to him in respect of negligence, default, breach of duty or breach of trust in relation to the company, except liability incurred by such director, officer or auditor in defending any legal proceedings (whether civil or criminal) in which judgment is given in his favor or in which he is acquitted or in certain instances in which, although he is liable, a court finds that such director, officer or auditor acted honestly and reasonably and that, with regard to all the circumstances, he ought fairly to be excused and relief is granted by the court. Section 310 of the Companies Act enables companies to purchase and maintain insurance for directors, officers and auditors against any liability that would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust in relation to the company. Dr Solomon's has purchased and maintains in force such insurance.

     The DGCL provides that a corporation may, and in certain circumstances must, indemnify its directors, officers, employees and agents for expenses, judgments or settlements actually and reasonably incurred by them in connection with suits and other legal actions or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In any such suit or action brought by or on behalf of the corporation, such indemnification is limited to expenses reasonably incurred in defense or settlement of the suit or action. The DGCL also permits a corporation to adopt procedures for advancing expenses to directors, officers and others without the need for a case-by-case determination of eligibility, so long as, in the case of officers and directors, they undertake to repay the amounts advanced if it is ultimately determined that the officer or director was not entitled to be indemnified. The Network Associates Certificate of Incorporation and the Network Associates Bylaws contain provisions for indemnification of directors and officers and for the advancement of expenses to any director or officer to the fullest extent of the law. The DGCL permits corporations to purchase and maintain insurance for directors and officers against liability for expenses, judgments or settlements, whether or not the corporation would have the power to indemnify such persons therefor. The Network Associates Bylaws permit Network Associates to purchase such insurance.

     The DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating the personal liability of directors for monetary damages for certain breaches of fiduciary duty in a lawsuit by or on behalf of the corporation or in an action by stockholders of the corporation. The Network Associates Certificate of Incorporation eliminates a director's monetary liability in a lawsuit by or on behalf of the corporation or in an action by stockholders of the corporation to the full extent permitted by the DGCL.

SHAREHOLDERS' SUITS

     In addition to having the right to institute a lawsuit on behalf of the company in certain limited circumstances under English law, Section 459 of the Companies Act permits a shareholder whose name is on the register of members of the company (including U.S. persons) to apply for a court order when the company's affairs are being or have been conducted in a manner unfairly prejudicial to the interests of the shareholders generally or some part of the shareholders, including at least the petitioning shareholder, or where any actual or proposed act or omission of the company is or would be so prejudicial. A court, when granting relief in an action complaining of unfair prejudice, has wide discretion, including authorizing civil proceedings to be brought in the name of the company by a shareholder on such terms as the court may direct. Except in these limited respects, English law does not permit class-action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

     Under Delaware law, a shareholder may institute a lawsuit against one or more directors, either on his own behalf, or derivatively on behalf of the corporation. An individual stockholder may also commence a lawsuit on behalf of himself and other similarly situated stockholders when the requirements for maintaining a class action under Delaware law have been met. Section 102(b)(7) of the DGCL, enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of a director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

DISCLOSURE OF INTERESTS

     Section 198 of the Companies Act provides that a person (including a company and other legal entities) who acquires an interest or becomes aware that he has acquired an interest of 3 per cent. or more of any class of shares comprised in a public company's "relevant share capital" (which, for these purposes, means that company's issued share capital carrying rights to vote in all circumstances at general meetings of the company) is obliged to notify that company of his interest within two business days following the day on which the obligation arises. Thereafter, any changes in respect of whole percent figure increases or decreases, rounded down to the next whole number or which reduce such interest below 3 per cent., must be notified to the company. The Dr Solomon's Ordinary Shares are "relevant share capital" for this purpose.

     In addition, the Companies Act provides that a public company may, by notice in writing (a "Section 212 Notice"), require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in the company's "relevant share capital" to confirm that fact or (as the case may be) to indicate whether or not that is the case, and when he holds or has, during relevant time held an interest in such shares, to give such further information as may be required relating to his interest and any other interest in the shares of which he is aware. The disclosure must be made within such reasonable period as may be specified in the relevant notice (which may, depending on the circumstances, be as short as one or two days).

     For the purpose of the above obligations, the interest of a person in shares means any kind of interest in shares, including interests in any shares
(i) in which his spouse, or his child or stepchild under the age of 18, is interested, (ii) if a corporate body is interested in them and either (a) that corporate body is or its directors are accustomed to act in accordance with that person's directions or instructions or (b) that person is entitled to control or controls one-third or more of the voting power of that corporate body or (iii) if another party is interested in shares and the person and that other party are parties to a "concert party" agreement under Section 204 of the Companies Act (being an agreement that provides for one or more parties to it to acquire interests in shares of a particular public company, which imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement and any interest in the company's shares is in fact acquired by any of the parties pursuant to the agreement). Such a concert party need not be in writing. The holding of a Dr Solomon's ADS would generally constitute an interest in the underlying Dr Solomon's Ordinary Shares.

     When a Section 212 Notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, inter alia, any transfer of those shares, the exercise of voting rights in respect of such shares, the issue of further shares in respect of such shares and, other than in a liquidation, payments, including dividends, in respect of such shares. Such restrictions may also void any agreement to transfer such shares. In addition, a person who fails to fulfil the obligations described above is subject to criminal penalties in the United Kingdom.

     Acquirors of Network Associates Common Stock are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5 per cent. of the issued and outstanding Network Associates Common Stock shall, within 10 days after such acquisition, file a Schedule 13D or 13G, as the case may be, with the Commission disclosing certain specified information, and send a copy of the Schedule 13D or 13G, as the case may be, to Network Associates and to the securities exchange on which the security is traded.

     After the Acquisition, acquirors of Network Associates Common Stock will be required to comply with, among other things, the provisions of Section 13(d) of the Exchange Act and Rule 13d-1 thereunder.

                                  APPENDIX 11

                              GENERAL INFORMATION

1. RESPONSIBILITY

     The directors of Network Associates, whose names appear in paragraph 2(b)(i) below, accept responsibility for the information contained in this document other than that relating to the Dr Solomon's Group, the directors of Dr Solomon's and the connected persons of the directors of Dr Solomon's. To the best of the knowledge and belief of the directors of Network Associates (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

     The directors of Dr Solomon's, whose names are set out in paragraph 2(a)(i) below, accept responsibility for the information contained in this document relating to the Dr Solomon's Group, the directors of Dr Solomon's and connected persons of the directors of Dr Solomon's. To the best of the knowledge and belief of the directors of Dr Solomon's (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. SHAREHOLDINGS AND DEALINGS

     In this paragraph 2, reference to the "Disclosure Period" is to that period commencing on 9 June 1997 (being twelve months prior to the commencement of the Offer period) and ending at close of business (New York City time) on 23 June 1998.

(A) DR SOLOMON'S SHARES

     (i) The shareholdings of the directors of Dr Solomon's and their beneficial interests in Dr Solomon's Shares together with those of their immediate families shown in the register maintained in accordance with section 325 of the Companies Act 1985 at close of business (New York City time) on 23 June 1998 are set out below:

                                  OPTIONS                                                     EXERCISE
                                 TO ACQUIRE                                                     PRICE
                        DR           DR                                                        PER DR
                     SOLOMON'S   SOLOMON'S                                                    SOLOMON'S
                     ORDINARY     ORDINARY                                         EXPIRY     ORDINARY
       NAME           SHARES       SHARES             TYPE OF OPTIONS               DATE        SHARE
       ----          ---------   ----------   --------------------------------   ----------   ---------
T.H. Osborne                --     225,000              Group Scheme             05.09.2003      1p
G.M. Leary           3,375,002      --                       --                      --          --
Dr A.M. Solomon             --     750,010              Group Scheme             06.11.2003      1p
D.R. Stephens        3,374,999      --                       --                      --          --
K.E. Perrett         3,374,999      --                       --                      --          --

     The above options comprise options to acquire Dr Solomon's Shares granted to directors under the terms of the Dr Solomon's Share Option Schemes.

     Apax Funds Nominees Limited (as custodian for Apax UK V-A LP and Apax UK V-B) and Apax Scotland PIC LP hold a total of 945,037 Dr Solomon's Ordinary Shares. Dr P. Englander is a partner and holds a partnership interest in Apax Scotland V LP, which is a partner in Apax UK V-A LP. He is also a director of Apax Partners & Co Ventures Holdings Limited, the parent company of Apax Partners & Co Ventures Limited, which is the Fund Manager of Apax UK V-A LP and Apax UK V-B. Dr P. Englander is a partner and holds a partnership interest in Apax Scotland PIC LP.

     As at 23 June 1998, Mr. T.H. Osborne and Dr A.M. Solomon had unvested options under the Group Scheme in respect of 150,000 and 500,000 Dr Solomon's Ordinary Shares, respectively.

These unvested options ordinarily would vest in equal amounts on 26 November 1998 and 1999. As a result of the Acquisition, all outstanding options (including those held by Mr. T.H. Osborne and Dr A.M. Solomon) will accelerate and become immediately exercisable.

     (ii) During the Disclosure Period, the following directors of Dr Solomon's have dealt for value in Dr Solomon's Shares as follows:

                                                                                      DEALING
                                                                     NUMBER OF       PRICE PER
                                                                    DR SOLOMON'S    DR SOLOMON'S
                                                                      ORDINARY        ORDINARY
              NAME                  DATE         TRANSACTION           SHARES        SHARE/ADS
              ----                  ----         -----------        ------------    ------------
T. H. Osborne...................  25.06.97    Exercise of Option        75,000         1p
                                  25.06.97    Sale                      75,000         $7.167
G. M. Leary.....................  25.06.97    Sale                   1,125,000         $7.167
Dr. A. M. Solomon...............  25.06.97    Exercise of Option       249,990         1p
                                  25.06.97    Sale                     249,990         $7.167
D. R. Stephens..................  25.06.97    Sale                   1,125,000         $7.167
K. E. Perrett...................  25.06.97    Sale                   1,125,000         $7.167

     (iii) In addition to their individual interests in Dr Solomon's Shares, the directors of Dr Solomon's are, for Companies Act purposes, regarded as interested in all the 6,128,498 Dr Solomon's Ordinary Shares held in the Dr Solomon's Trust at close of business (New York City time) on 23 June 1998.

     (iv) As at close of business (New York City time) on 23 June 1998, Dr Solomon's Trust held 6,128,498 Dr Solomon's Ordinary Shares. During the Disclosure Period, the Trustee has dealt for value in such shares in order to satisfy exercise of options granted under the Group Scheme as follows:

                         NUMBER OF DR SOLOMON'S
  DATE     TRANSACTION      ORDINARY SHARES       PRICE PER SHARE
  ----     -----------   ----------------------   ---------------
17.06.97    Sale                  30,000                1p
25.06.97    Sale               2,519,922                1p
25.06.97    Sale                  54,243                1p
 1.08.97    Sale                  28,146                1p
20.08.97    Sale                  27,996                1p
24.10.97    Sale                   4,503                1p
30.12.97    Sale                  42,498                1p
21.01.98    Sale               1,711,086                1p
21.01.98    Sale                  47,247                1p
29.01.98    Sale                 115,251                1p
27.03.98    Sale                   9,999                1p
16.04.98    Sale                 163,860                1p
22.04.98    Sale                  55,500                1p
29.04.98    Sale                   1,251                1p

     (v) As at close of business (New York City time) on 23 June 1998, associated group companies of Goldman Sachs own or control the following Dr Solomon's ADSs and shares of Network Associates Common Stock:

                                                       NUMBER OF
                                                       SHARES IN
                                                        NETWORK
                                                      ASSOCIATES           NUMBER OF
                       NAME                          COMMON STOCK      DR SOLOMON'S ADSS
                       ----                         ---------------    -----------------
Goldman, Sachs & Co., discretionary customers.....      124,844             156,270
Goldman Sachs Asset Management International,
  funds managed...................................           --             178,400

     The above holdings exclude proprietary holdings in shares, options or convertible bonds held by Goldman, Sachs & Co., which is being treated as an exempt market maker.

     (vi) Goldman Sachs and its associated group companies have dealt for value in Dr Solomon's ADSs during the period commencing on 9 June 1998 (the date of the announcement of the Scheme) and ending at close of business (New York City time) on 23 June 1998:

                                                        NUMBER OF DR SOLOMON'S
                                                                 ADSS
                                                        -----------------------      DEALING PRICE
                  NAME                      DATE        PURCHASED        SOLD             ($)
                  ----                      ----        ---------        ----        -------------
Goldman, Sachs & Co., Discretionary
  Account................................   9.6.98          --          20,700          34.3656
Goldman, Sachs & Co., Discretionary
  Account................................   9.6.98          --           9,600          35.4036
Goldman, Sachs & Co., Discretionary
  Account................................   9.6.98          --          18,300          33.844
Goldman Sachs International,.............   9.6.98          --           5,000          34.00
Goldman Sachs International,
  Discretionary Account..................  12.6.98          --           6,600          33.16
Goldman Sachs International,
  Discretionary Account..................  15.6.98          --          31,200          32.34
Goldman Sachs International,
  Discretionary Account..................  16.6.98          --          31,000          32.60
Goldman Sachs International,
  Discretionary Account..................  17.6.98          --          85,000          32.48
Goldman Sachs International,
  Discretionary Account..................  18.6.98          --           6,000          31.983
Goldman, Sachs & Co., Discretionary
  Account................................  23.6.98          --           4,050          33.225

     The above dealings exclude any proprietary transactions executed by Goldman, Sachs & Co., which is being treated as an exempt market maker.

     (vii) The following persons acting in concert with Network Associates (other than exempt market makers and exempt fund managers) own or control the following Dr Solomon's Ordinary Shares and Dr Solomon's ADSs as at close of business (New York City time) on 23 June 1998:

                                                         NO. OF DR SOLOMON'S    NO. OF DR SOLOMON'S
NAME                                                       ORDINARY SHARES             ADSS
----                                                     -------------------    -------------------
Morgan Stanley & Co. Inc. .............................          Nil                   2,000

     (viii) The following persons acting in concert with Network Associates (other than exempt market makers and exempt fund managers) have dealt for value in Dr Solomon's ADSs during the Disclosure Period:

                         DATE                            TRANSACTION    NO. OF SHARES    PRICE ($)
                         ----                            -----------    -------------    ---------
MORGAN STANLEY & CO. INC.
30 June 1997...........................................       S             2,000          25.75
24 July 1997...........................................       B             2,000          26.81
30 July 1997...........................................       B             2,000          23.69
30 July 1997...........................................       B             2,300          23.44
 6 August 1997.........................................       S             2,000          25.75
 9 September 1997......................................       S             4,300          26.13
 9 September 1997......................................       S             4,500          28.31
 9 September 1997......................................       S               300          28.38
12 September 1997......................................       B             1,500          26.81
18 September 1997......................................       B             1,500          26.75
18 September 1997......................................       B               800          26.25
18 September 1997......................................       B             1,500          26.88
13 October 1997........................................       S               200          29.63
23 October 1997........................................       B               800          27.69
18 February 1998.......................................       B               900          37.13
25 February 1998.......................................       S               300          29.69
27 February 1998.......................................       S               800          31.19
27 February 1998.......................................       S               900          39.75
27 February 1998.......................................       S             1,000          39.00
 3 March 1998..........................................       B               300          38.72
 5 March 1998..........................................       B               700          39.13
 9 March 1998..........................................       B               900          38.88
 9 March 1998..........................................       B               100          39.63
 9 March 1998..........................................       B               100          38.75
16 March 1998..........................................       S               200          39.00
16 March 1998..........................................       S               800          39.75
17 March 1998..........................................       S               100          39.75
17 March 1998..........................................       S               800          42.88
17 March 1998..........................................       S               800          43.13
17 March 1998..........................................       S               900          43.38
17 March 1998..........................................       S             1,100          43.44
17 March 1998..........................................       S             1,000          43.50
17 March 1998..........................................       S             1,200          43.69
17 March 1998..........................................       S               900          44.81
17 March 1998..........................................       S               300          45.13
18 March 1998..........................................       S               300          44.13
20 March 1998..........................................       B               100          36.13
20 March 1998..........................................       B               200          36.13
20 March 1998..........................................       B               700          35.88
23 March 1998..........................................       B             1,900          34.94
23 March 1998..........................................       B               800          35.06
23 March 1998..........................................       B               200          35.19
23 March 1998..........................................       B               800          35.22

                         DATE                            TRANSACTION    NO. OF SHARES    PRICE ($)
                         ----                            -----------    -------------    ---------
23 March 1998..........................................       B             1,900          35.31
23 March 1998..........................................       B             1,200          35.59
24 March 1998..........................................       B             1,000          35.00
24 March 1998..........................................       B             2,800          35.06
24 March 1998..........................................       B             1,400          35.13
27 March 1998..........................................       B               600          36.19
27 March 1998..........................................       B               700          36.13
27 March 1998..........................................       B             1,400          35.88
31 March 1998..........................................       B             1,100          33.13
 1 April 1998..........................................       B               500          33.06
 1 April 1998..........................................       B             4,800          33.13
 1 April 1998..........................................       B             1,000          33.19
 1 April 1998..........................................       B             3,700          33.50
 1 April 1998..........................................       B             1,100          33.75
 7 April 1998..........................................       B               800          31.75
 8 April 1998..........................................       B             1,500          31.00
12 April 1998..........................................       S             1,300          44.13
14 April 1998..........................................       B               900          29.50
17 April 1998..........................................       B               200          29.75
17 April 1998..........................................       B             1,000          29.72
22 April 1998..........................................       B             1,100          34.13
23 April 1998..........................................       S               500          34.56
23 April 1998..........................................       S             1,000          34.56
23 April 1998..........................................       S             1,000          35.13
23 April 1998..........................................       S             2,000          35.19
23 April 1998..........................................       S             1,300          35.50
23 April 1998..........................................       S               600          35.75
23 April 1998..........................................       S               900          35.81
23 April 1998..........................................       S               600          35.88
23 April 1998..........................................       S             1,000          36.06
23 April 1998..........................................       S             1,800          36.69
23 April 1998..........................................       S             1,200          42.31
23 April 1998..........................................       S             1,000          44.13
30 April 1998..........................................       B             1,800          30.88
30 April 1998..........................................       B               200          32.00
30 April 1998..........................................       B             1,400          32.06
30 April 1998..........................................       B             2,100          32.69
30 April 1998..........................................       B             1,400          32.75
30 April 1998..........................................       B             1,300          33.06
30 April 1998..........................................       B               800          33.13
30 April 1998..........................................       B               800          33.50
 1 May 1998............................................       B               100          28.31
 1 May 1998............................................       B             3,700          28.38
 1 May 1998............................................       B             2,000          28.63
 4 May 1998............................................       B             2,300          29.75
 5 May 1998............................................       B             1,600          29.81
19 May 1998............................................       B               200          28.56
19 May 1998............................................       B               200          28.75

                         DATE                            TRANSACTION    NO. OF SHARES    PRICE ($)
                         ----                            -----------    -------------    ---------
20 May 1998............................................       B               200          28.06
20 May 1998............................................       B               200          28.38
20 May 1998............................................       B               500          28.88
21 May 1998............................................       B               800          27.81
22 May 1998............................................       B               200          28.00
28 May 1998............................................       S             1,200          35.44
29 May 1998............................................       S               100          29.19
29 May 1998............................................       S             1,300          29.56
 1 June 1998...........................................       S             1,200          29.88
 5 June 1998...........................................       S               100          29.50
 5 June 1998...........................................       S               600          32.44
 5 June 1998...........................................       S               800          32.50
 5 June 1998...........................................       S               400          32.56
 5 June 1998...........................................       S             2,100          32.63
 5 June 1998...........................................       S             1,100          32.75
 5 June 1998...........................................       S             1,800          32.88
 5 June 1998...........................................       S             1,700          32.94
 5 June 1998...........................................       S             1,700          33.00
 5 June 1998...........................................       S             2,200          33.06
 5 June 1998...........................................       S             2,000          33.38
 5 June 1998...........................................       S               100          33.44
 8 June 1998...........................................       S             1,800          31.44
 8 June 1998...........................................       S               600          31.63
 8 June 1998...........................................       S             1,500          32.11
 8 June 1998...........................................       S               600          32.13
 8 June 1998...........................................       S             2,100          32.16
 8 June 1998...........................................       S             1,400          32.19
 8 June 1998...........................................       S             1,900          32.25
 8 June 1998...........................................       S             1,600          32.28
 8 June 1998...........................................       S             2,000          32.50
DEAN WITTER INTER CAPITAL INC.
13 October   1997......................................       B             7,500          31.25
14 October   1997......................................       B            22,500          32.22
 4 November 1997.......................................       B            20,000          32.71
 5 November 1997.......................................       B             1,000          33.12
 5 November 1997.......................................       B            11,000          33.93
 6 November 1997.......................................       B            48,250          33.50
 7 November 1997.......................................       B            12,000          33.12
10 November 1997.......................................       B            11,000          34.34
11 November 1997.......................................       B            10,250          34.50
17 November 1997.......................................       B            10,000          36.37
21 November 1997.......................................       B            25,000          35.68
 1 December 1997.......................................       B            15,000          34.87
 5 January   1998......................................       B             3,500          31.75
 2 February  1998......................................       B            15,000          35.87
25 February  1998......................................       S            20,000          40.37

     (ix) On 8 June 1998, Network Associates acquired 200 Dr Solomon's ADSs at a price of US$32.375 per Dr Solomon's ADS. Network Associates intends to make further purchases (subject to applicable securities laws) of a small number of Dr Solomon's Ordinary Shares and/or Dr Solomon's ADSs (representing no more than 600 underlying Dr. Solomon's Ordinary Shares) prior to the Effective Date.

(B) NETWORK ASSOCIATES COMMON STOCK

     (i) The shareholdings of directors of Network Associates and their beneficial interests in Network Associates Common Stock as at close of business (New York City time) on 23 June 1998 are set out below and have been adjusted to give effect to the Network Associates 3-for-2 Stock Split.

                                                    OPTIONS OVER
                                       NETWORK        NETWORK
                                      ASSOCIATES     ASSOCIATES    EXERCISE PERIOD   EXERCISE PRICE
               NAME                  COMMON STOCK   COMMON STOCK    (GRANT DATE)          ($)
               ----                  ------------   ------------   ---------------   --------------
William L. Larson..................                        939           *                 1.14
                                                         6,564      20.1.1995**            3.66
                                                     1,243,125      14.7.1995**            6.47
                                                     1,200,000      20.3.1995***          26.67
                                                       300,000        12.1.98             31.34
Leslie G. Denend...................                     16,875          ****              41.17
                                                        25,312          ****              22.00
                                                        25,312          ****               5.93
                                                       212,517           *                32.00
                                                       121,278           *                24.20
                                                       240,000        12.1.98             31.34
Virginia Gemmell...................                     16,875     23.9.1997****          35.59
                                                        66,750     23.9.1996****          29.78
Edwin L. Harper....................                     16,875     16.6.1997****          41.17
                                                        25,312     14.6.1996****          22.00
                                                        25,312     14.6.1995****           5.93
                                                        20,925           *                 1.58
Harry J. Saal......................    989,215
                                                         6,250           *                21.80
                                                         6,250           *                31.60
                                                         3,126           *                35.00

---------------
   * Options are completely vested and exercisable.

  ** Options vest and become exercisable at a rate of 25 per cent. on the first anniversary of the date of grant, with an additional 2.08 per cent. vesting each month thereafter.

 *** Options vest and become exercisable at a rate of 50 per cent. on 20.9.99 and 50 per cent. on 20.3.02. However, options vest and become exercisable at a rate of 35 per cent. on 20.3.98, 35 per cent. on 20.3.99 and 30 per cent. on 20.3.00 if certain financial targets are not met.

**** Options vest and become exercisable at a rate of 33.3 per cent. per annum with vesting to commence on the first anniversary of the date of grant.

The above options comprise options to acquire Network Associates Common Stock allocated to directors under the terms of the 1997 Stock Incentive Plan and the 1995 Stock Incentive Plan and the 1994 Employee Stock Purchase Plan.

     (ii) During the Disclosure Period, the following directors of Network Associates have dealt for value in Network Associates Common Stock, solely by exercising options over Network Associates Common Stock. These dealings (all of which occurred prior to the Network Associates 3-for-2 Stock Split) are as follows:

                                                          NUMBER OF
                   NAME                      SALE DATE     OPTIONS     EXERCISE PRICE    SALE PRICE
                   ----                      ---------    ---------    --------------    ----------
                                                                            ($)             ($)
William L. Larson..........................   26.8.97      140,000         1.7037         57.2500
                                              26.8.97       20,000         5.4815         57.3750
                                              26.8.97       20,000         5.4815         57.0000
                                              26.8.97       10,000         5.4815         57.5000
                                              26.8.97       10,000         5.4815         57.1250
                                              23.1.98       25,000         5.4815         53.8750
                                              23.1.98       25,000         5.4815         53.7500
                                              27.1.98        5,000         5.4815         51.5000
                                              28.1.98       25,000         5.4815         53.0000
                                              28.1.98       25,000         5.4815         52.1250
                                              28.1.98       20,000         5.4815         51.8750
                                              28.1.98       15,000         5.4815         53.7500
                                              29.1.98        2,000         5.4815         55.0000
                                              29.1.98        8,000         5.4815         54.2500
                                              29.1.98        5,000         5.4815         53.6250
                                              29.1.98       10,000         5.4815         53.7500
                                              30.1.98       10,000         5.4815         53.7500
                                              30.1.98       10,000         5.4815         53.8750
                                              30.1.98       15,000         9.7037         54.3750
Edwin L. Harper............................   27.8.97          925         2.3703         57.1250
                                              22.1.98        2,000         2.3703         52.0625
Leslie G. Denend...........................   25.7.97        5,000         8.8889         60.8750
                                              25.7.97        5,000         8.8889         61.0000
                                              25.7.97        5,000         8.8889         63.7500
                                              22.1.98        3,750         8.8889         53.0100
                                               1.8.97        4,167          10.95         37.6500
                                              22.1.98       16,667        10.9500         53.0100
                                              22.1.98        4,583        14.5500         53.0100
                                              22.1.98       25,000        14.5500         52.0100
                                              22.1.98       10,000        14.5500         51.5120
                                              22.1.98       12,503        14.5500         53.7750
                                              22.1.98       12,497        22.8000         53.7750
                                              23.1.98       29,173        22.8000         53.9330
                                              23.1.98          827        36.3000         53.9330
                                              26.1.98        9,000        36.3000         53.0230
                                              28.1.98       26,000        36.3000         53.7780
                                              28.1.98       50,000        36.3000         53.4460
Virginia Gemmell...........................    4.2.98        1,125        44.6667         58.5000
                                              22.1.98        2,000        44.6667         52.0625
                                              28.1.98        1,000        44.6667         53.5000
                                              28.1.98        1,000        44.6667         52.0000
                                              30.1.98        1,000        44.6667         55.0000

     (iii) As at the close of business (New York City time) on 23 June 1998, the following persons acting in concert with Network Associates (other than exempt market makers and exempt fund managers) own or control the following shares in Network Associates Common Stock:

                                                     NUMBER OF SHARES IN NETWORK
                       NAME                            ASSOCIATES COMMON STOCK
                       ----                          ---------------------------
Miller Anderson & Sherrard LLP                                2,369,116
Morgan Stanley Asset Management Inc.                             24,450
Morgan Stanley & Co. Inc.                                        62,039
Van Kampen                                                    1,129,150
Dean Witter Inter Capital Inc.                                1,143,200

     (iv) As at the close of business (New York City time) on 23 June 1998, Morgan Stanley & Co. International Limited own or control the following OTC options referenced to Network Associates Common Stock:

                                                                                                RELEVANT
                                                                                               NUMBER OF
                                                                                                NETWORK
                                      AMERICAN/        PREMIUM                     STRIKE      ASSOCIATES
                                      EUROPEAN           PAID                      PRICE         COMMON
TRADE DATE   BUY/SELL   CALL/PUT   EXERCISE PERIOD        $          EXPIRY          $           STOCK
----------   --------   --------   ---------------   ------------   ---------   ------------   ----------
 13.3.98        S          P              E            457,500      14.3.2000       39.70      5,000,000
 13.3.98        B          C              E            457,500      14.3.2000     65.9733      5,000,000
 16.4.98        B          C              E            678,960        17.6.98     42.3333        138,000
 21.4.98        B          C              E            804,000        22.6.98     47.0833        150,000
  1.6.98        B          C              E            879,000         3.3.98      38.375        300,000

     As at the close of business (New York City time) on 23 June 1998, Morgan Stanley & Co. International Limited own or control the following listed options referenced to Network Associates Common Stock:

                                                                                                RELEVANT
                                                                                               NUMBER OF
                                                                                                NETWORK
                                      AMERICAN/        PREMIUM                     STRIKE      ASSOCIATES
                                      EUROPEAN           PAID                      PRICE         COMMON
TRADE DATE   BUY/SELL   CALL/PUT   EXERCISE PERIOD        $          EXPIRY          $           STOCK
----------   --------   --------   ---------------   ------------   ---------   ------------   ----------
 16.4.98        S          P              A            118,750        19.9.98       30.00        100,000
 22.5.98        S          P              A            131,250        20.6.98      43.375        211,500
 26.5.98        S          P              A            200,000        20.6.98       40.00        100,000

     (v) During the Disclosure Period the following persons acting in concert with Network Associates (except for exempt market makers, exempt fund managers, Morgan Stanley & Co. Inc., Miller Anderson & Sherrard LLP and Van Kampen) have dealt for value in Network Associates Common Stock as follows:

MORGAN STANLEY ASSET MANAGEMENT & CO. INC.

                          DATE                            TRANSACTION    NO. OF SHARES    PRICE($)
                          ----                            -----------    -------------    --------
11 February 1998                                               S            20,000         55.58
17 March 1998                                                  S             8,000         71.98
24 March 1998                                                  B             5,000         62.90
 2 April 1998                                                  S            10,000         64.37
14 April 1998                                                  S            10,000         60.39
 5 May 1998                                                    S               700         70.24
 6 May 1998                                                    S            10,000         70.21
 6 May 1998                                                    S            20,000         70.46
 8 May 1998                                                    S            10,000         69.03
12 May 1998                                                    S               700         66.30
13 May 1998                                                    S               100         68.31
20 May 1998                                                    S            15,000         66.12
23 May 1998                                                    S            15,000         63.51

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

DATE                                                      TRANSACTION    NO. OF SHARES    PRICE($)
----                                                      -----------    -------------    --------
16 December 1997                                               B             11,700        48.50
16 December 1997                                               B              3,000        48.75
22 December 1997                                               S              1,000        50.63
23 December 1997                                               S              1,000        53.25
29 December 1997                                               B              4,000        51.00
29 December 1997                                               B             20,200        51.38
 5 January 1998                                                S              2,000        53.25
 9 January 1998                                                B              1,100        49.81
 9 January 1998                                                B              1,000        50.25
 9 January 1998                                                B              2,900        50.88
 9 January 1998                                                B              5,000        50.94
12 January 1998                                                B              7,000        47.00
12 January 1998                                                B              2,000        47.13
16 January 1998                                                S             33,900        50.75
20 January 1998                                                S              1,400        52.38
20 January 1998                                                S              2,000        52.38
22 January 1998                                                S              2,000        53.75
22 January 1998                                                S              4,900        53.81
22 January 1998                                                S              1,000        53.88
22 January 1998                                                S                900        54.00
28 January 1998                                                B              4,800        52.63
 4 February 1998                                               S             32,800        58.50
 5 February 1998                                               S              7,400        57.50
 5 February 1998                                               S              5,700        57.88
 5 February 1998                                               S             45,000        58.63
 9 February 1998                                               B              8,500        56.50
 9 February 1998                                               B              8,900        57.50
 9 February 1998                                               B                100        57.56
 9 February 1998                                               B              1,000        57.59
 9 February 1998                                               S             25,000        57.94
 9 February 1998                                               S             20,000        58.10

DATE                                                      TRANSACTION    NO. OF SHARES    PRICE($)
----                                                      -----------    -------------    --------
10 February 1998                                               B             10,000        55.81
10 February 1998                                               B             21,000        55.94
10 February 1998                                               B              4,000        56.00
10 February 1998                                               B                300        56.19
10 February 1998                                               B              1,700        56.25
10 February 1998                                               B              9,800        56.50
11 February 1998                                               S             15,000        58.44
11 February 1998                                               B             10,000        58.94
11 February 1998                                               S             10,000        59.13
11 February 1998                                               S             51,000        61.00
11 February 1998                                               S             18,200        61.25
12 February 1998                                               B              4,000        62.94
12 February 1998                                               B              1,100        63.00
13 February 1998                                               S             50,000        64.50
17 February 1998                                               S             12,500        63.75
17 February 1998                                               S             25,000        64.00
18 February 1998                                               S             11,500        62.45
23 February 1998                                               S             15,000        61.94
23 February 1998                                               S              5,000        62.00
23 February 1998                                               S             15,000        62.25
23 February 1998                                               S             20,000        62.31
24 February 1998                                               B              1,600        64.63
24 February 1998                                               B                400        64.50
24 February 1998                                               B              3,000        63.75
24 February 1998                                               B                800        63.63
24 February 1998                                               B              2,500        63.56
24 February 1998                                               B              1,200        63.75
25 February 1998                                               B             10,400        65.44
25 February 1998                                               B              2,600        65.25
25 February 1998                                               B              3,000        65.25
25 February 1998                                               S             20,000        65.00
25 February 1998                                               S              6,000        65.06
25 February 1998                                               S             20,000        64.20
25 February 1998                                               S             70,000        64.35
25 February 1998                                               S              1,000        65.00
10 March 1998                                                  S             35,100        64.44
10 March 1998                                                  S                800        64.50
10 March 1998                                                  S                100        64.53
10 March 1998                                                  S              3,000        64.56
20 March 1998                                                  B             23,400        62.44
20 March 1998                                                  B              1,000        63.19
20 March 1998                                                  B             15,600        63.25
20 March 1998                                                  B              2,700        65.19
20 March 1998                                                  B             47,300        65.25
24 March 1998                                                  B             35,000        65.40
 2 April 1998                                                  B            118,500        64.47
 3 April 1998                                                  B             85,000        65.13
 6 April 1998                                                  S             10,000        66.44
 6 April 1998                                                  S             20,000        66.45
 6 April 1998                                                  S             15,000        66.69
 6 April 1998                                                  S              2,500        66.75
 6 April 1998                                                  S              1,000        66.94

DATE                                                      TRANSACTION    NO. OF SHARES    PRICE($)
----                                                      -----------    -------------    --------
 6 April 1998                                                  S              1,000        67.00
 7 April 1998                                                  S             20,000        66.01
 8 April 1998                                                  S            100,000        64.00
 9 April 1998                                                  S             10,000        64.38
13 April 1998                                                  B             20,000        60.73
13 April 1998                                                  B             40,000        60.74
13 April 1998                                                  B             10,000        61.32
13 April 1998                                                  B             48,000        61.50
13 April 1998                                                  B             15,000        62.62
14 April 1998                                                  B             30,000        60.80
14 April 1998                                                  B              2,500        65.00
15 April 1998                                                  S             40,000        62.37
15 April 1998                                                  S             50,000        63.39
15 April 1998                                                  S             20,000        63.50
16 April 1998                                                  B             30,000        63.19
16 April 1998                                                  B             25,000        63.26
16 April 1998                                                  B             15,000        63.36
16 April 1998                                                  B             25,000        64.23
16 April 1998                                                  B             20,000        64.44
16 April 1998                                                  B              7,500        64.45
20 April 1998                                                  B             13,000        65.00
21 April 1998                                                  S             10,000        68.13
22 April 1998                                                  B             45,000        69.50
22 April 1998                                                  S             20,000        70.86
23 April 1998                                                  B             50,000        68.83
27 April 1998                                                  B             20,000        66.16
27 April 1998                                                  S             20,000        66.85
30 April 1998                                                  S             25,000        68.35
 1 May 1998                                                    S             25,000        70.10
 6 May 1998                                                    B              2,700        70.25
 6 May 1998                                                    S             20,000        71.11
 6 May 1998                                                    S              2,700        70.69
 7 May 1998                                                    B             25,000        68.99
10 May 1998                                                    B             20,000        42.46
11 May 1998                                                    B             10,000        66.38
11 May 1998                                                    B             17,000        66.53
11 May 1998                                                    B             20,000        67.30
13 May 1998                                                    S             25,000        68.09
14 May 1998                                                    S             25,000        69.38
18 May 1998                                                    S             50,000        65.00
18 May 1998                                                    B             20,000        67.13
18 May 1998                                                    B              1,500        70.00
19 May 1998                                                    B             20,000        66.04
22 May 1998                                                    B             20,000        63.38
 3 June 1998                                                   B              7,500        38.94
 3 June 1998                                                   B             13,900        39.00
 3 June 1998                                                   B             20,000        39.71
 4 June 1998                                                   B             18,900        41.90
 9 June 1998                                                   S             50,000        43.45
11 June 1998                                                   B             10,000        42.50
11 June 1998                                                   B              5,000        42.62
12 June 1998                                                   B             25,000        41.06

DATE                                                      TRANSACTION    NO. OF SHARES    PRICE($)
----                                                      -----------    -------------    --------
12 June 1998                                                   B             55,000        41.00
12 June 1998                                                   B             10,000        41.02
12 June 1998                                                   B             35,000        41.12
12 June 1998                                                   B             15,000        41.87
12 June 1998                                                   B              5,000        41.75
12 June 1998                                                   B              5,000        41.62
12 June 1998                                                   B             25,000        42.37
17 June 1998                                                   B             50,000        41.15
17 June 1998                                                   B             30,000        41.52
17 June 1998                                                   B            120,000        41.67
19 June 1998                                                   S             50,000        42.19
22 June 1998                                                   B            317,250        43.37
23 June 1998                                                   S             25,000        44.96

DEAN WITTER INTER CAPITAL

DATE                                                      TRANSACTION    NO. OF SHARES    PRICE($)
----                                                      -----------    -------------    --------
14 October 1997                                                B             20,000        59.93
14 October 1997                                                B            100,000        61.99
22 October 1997                                                B             60,000        55.03
22 January 1998                                                B             40,000        53.87
23 January 1998                                                B              6,000        54.00
11 February 1998                                               B            141,900        60.16
12 February 1998                                               B             10,000        60.75
12 February 1998                                               B             12,200        62.50
13 February 1998                                               B              5,000        64.68
13 February 1998                                               B             10,000        65.56
13 February 1998                                               B              5,200        64.68
17 February 1998                                               B             14,450        64.08
23 February 1998                                               B             32,450        62.41
24 February 1998                                               B             25,000        63.10
25 February 1998                                               B             10,000        65.00
25 February 1998                                               B             26,800        65.04
26 February 1998                                               B              2,400        65.00
27 February 1998                                               B             13,550        65.50
 2 March 1998                                                  B             29,150        65.25
 4 March 1998                                                  B             10,000        65.37
 4 March 1998                                                  B              3,000        65.25
 4 March 1998                                                  B              5,000        65.50
 5 March 1998                                                  B              5,000        65.92
 5 March 1998                                                  B             12,600        65.92
 6 March 1998                                                  B             10,000        67.87
10 March 1998                                                  B             33,700        65.24
11 March 1998                                                  B             17,600        68.06
13 March 1998                                                  B             10,000        70.75
13 March 1998                                                  B              7,000        70.87
20 March 1998                                                  B             30,400        65.87
27 March 1998                                                  B              1,000        65.50
20 April 1998                                                  S             20,000        63.75
20 April 1998                                                  S             20,000        68.50
21 April 1998                                                  B             26,000        68.62
24 April 1998                                                  S             20,000        68.50

DATE                                                      TRANSACTION    NO. OF SHARES    PRICE($)
----                                                      -----------    -------------    --------
24 April 1998                                                  S             20,000        69.97
29 April 1998                                                  B             30,000        68.62
30 April 1998                                                  B             17,500        68.62
30 April 1998                                                  B              2,000        68.62
30 April 1998                                                  B                500        68.62
30 April 1998                                                  B                100        69.97
30 April 1998                                                  B             55,100        68.62
30 April 1998                                                  B                100        69.97
 1 May 1998                                                    S             70,000        69.68
 1 May 1998                                                    S             40,000        68.62
14 May 1998                                                    S             10,000        65.25
14 May 1998                                                    S             10,000        68.75
21 May 1998                                                    S             30,000        65.25

     (vi) On 9 June 1997 and 9 June 1998, Morgan Stanley & Co. Inc. owned or controlled 44,900 and 62,039 shares of Network Associates Common Stock respectively. A list of the dealings for value by Morgan Stanley & Co. Inc. in the shares of Network Associates Common Stock during the period 9 May 1998 to 8 June 1998 is on display as provided for in paragraph 7 below. During the period 9 June 1998 to 23 June 1998, Morgan Stanley & Co. Inc. did not deal for value in Network Associates Common Stock.

     On 9 June 1997 and 9 June 1998, Miller Anderson & Sherrard LLP owned or controlled 186,898 and 2,369,116 shares of Network Associates Common Stock respectively. A list of the dealings for value by Miller Anderson & Sherrard LLP in the shares of Network Associates Common Stock during the period 9 May 1998 to 8 June 1998 is on display as provided for in paragraph 7 below. During the period 9 June 1998 to 23 June 1998, Miller Anderson & Sherrard LLP did not deal for value in Network Associates Common Stock.

     On 9 June 1997 and 9 June 1998, Van Kampen owned or controlled 993,300 and 1,129,150 shares of Network Associates Common Stock respectively. A list of the dealings for value by Van Kampen in the shares of Network Associates Common Stock during the period 9 May 1998 to 8 June 1998 is on display as provided for in paragraph 7 below. During the period 9 June 1998 to 23 June 1998, Van Kampen did not deal for value in Network Associates Common Stock.

     (vii) The following OTC options were entered into by Morgan Stanley & Co. International Limited during the period from 9 June 1997 to 8 June 1998 but had been closed out or expired before 9 June 1998:

                                                                                              RELEVANT
                                                                                             NUMBER OF
                                                                                              NETWORK
                                    AMERICAN/        PREMIUM                     STRIKE      ASSOCIATES
 TRADE                              EUROPEAN           PAID                      PRICE         COMMON
  DATE     BUY/SELL   CALL/PUT   EXERCISE PERIOD        $          EXPIRY          $           STOCK
--------   --------   --------   ---------------   ------------   ---------   ------------   ----------
 4.12.97      B          C              E           1,112,500       29.1.98      49.875        250,000
15.12.97      B          C              E           1,022,500        5.2.98       46.00        250,000
22.12.97      B          C              E           1,010,000       26.2.98       50.25        200,000
23.12.97      B          C              E           1,554,000        2.3.98      50.375        300,000
29.12.97      B          C              E           1,016,000        5.3.98      51.375        200,000
 7.1.98       B          C              E             480,000       13.3.98      53.625        100,000
15.1.98       B          C              E             880,000       18.3.98       50.50        200,000
29.1.98       B          C              E           1,087,500        2.4.98       54.50        250,000
11.2.98       B          C              E             902,000       16.4.98      61.125        200,000
 2.4.98       B          C              E             750,000        3.6.98       43.00        150,000

     The following listed option contracts were entered into during the period 9 June 1997 to 8 June 1998 but had been closed out or expired before 9 June 1998. All such contracts were entered into by Morgan Stanley & Co. International Limited, except for those entered into on 20 May 1998 alone which were entered into by Morgan Stanley & Co. Inc.:

                                                                                                RELEVANT
                                                                                               NUMBER OF
                                                                                                NETWORK
                                      AMERICAN/        PREMIUM                     STRIKE      ASSOCIATES
                                      EUROPEAN           PAID                      PRICE         COMMON
TRADE DATE   BUY/SELL   CALL/PUT   EXERCISE PERIOD        $          EXPIRY          $           STOCK
----------   --------   --------   ---------------   ------------   ---------   ------------   ----------
 10.6.97        B          C              A             19,375        19.7.97       70.00         10,000
 24.7.97        S          P              A             10,688        16.8.97       75.00          9,000
 9.12.97        S          C              A             59,063       20.12.97       50.00         27,000
31.12.97        S          P              A             14,063        17.1.98       50.00         12,500
 13.1.98        S          C              A             61,625        17.1.98       45.00         17,000
 22.1.98        B          C              A             12,500        21.2.98       55.00          5,000
  2.2.98        S          P              A             67,500        21.2.98       55.00         40,000
  4.3.98        S          P              A              3,125        21.3.98       55.00         10,000
 17.3.98        S          P              A             29,600        21.3.98       70.00         29,600
  8.4.98        S          P              A            412,500        16.5.98       65.00        100,000
  9.4.98        S          P              A             31,000        18.4.98       65.00         15,500
  9.4.98        S          P              A             98,000        16.5.98       70.00         14,000
 13.4.98        S          P              A             46,875        18.4.98       60.00         50,000
 16.4.98        S          C              A            168,750        16.5.98       65.00         50,000
 21.4.98        B          C              A            278,125        16.5.98       60.00         25,000
 20.5.98        B          C              A             60,938        19.9.98       70.00         12,500
 20.5.98        S          P              A             96,875        19.9.98       60.00         25,000
  1.6.98        B          C              A             18,000        18.7.98       40.00          6,000

     (viii) Goldman Sachs, financial adviser to Dr Solomon's, and its associated group companies (other than as exempt market makers and exempt fund managers) have dealt for value in Network Associates Common Stock during the period commencing on 9 June 1998 (the date of the announcement of the Acquisition) and ending at the close of business (New York City time) on 23 June 1998.

                                                       NUMBER OF SHARES IN
                                                       NETWORK ASSOCIATES    DEALING PRICE
                   NAME                       DATE        COMMON STOCK            ($)
                   ----                     --------   -------------------   -------------
                                                         PURCHASED SOLD
Goldman, Sachs & Co. -- Discretionary
  Account                                     9.6.98                1,500        91.875
Goldman, Sachs & Co. -- Discretionary
  Account                                     9.6.98                3,500       40.4375
Goldman, Sachs & Co. -- Discretionary
  Account                                     9.6.98                   38        40.625

---------------

     Note: the above schedule excludes any Goldman Sachs' client trades executed with brokers on the floor of NASDAQ by Goldman, Sachs & Co. acting as agent.

(C) GENERAL

     (i) Save as disclosed herein, neither Network Associates, nor the directors of Network Associates or any members of their immediate families and related trusts or any pension fund of Network Associates or any of its subsidiaries or any bank, stockbroker, financial or other adviser of Network Associates or any person controlling, controlled by or under the same control as any such adviser (other than an exempt market maker or an exempt fund manager) or any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Network Associates owns or controls, or is interested in any Network Associates Common Stock or any securities convertible into, rights to subscribe for, or options in respect of, or derivatives referenced to, any Network Associates Common Stock, neither has any such person (other than Morgan Stanley & Co. Inc., Miller Anderson & Sherrard LLP and Van Kampen) dealt therein for value during the Disclosure Period. This statement applies only to interests and dealings in securities of Network Associates required to be disclosed in accordance with the City Code.

     (ii) Save as disclosed herein, none of Dr Solomon's, its subsidiaries, its directors or any member of their immediate families and related trusts or any pension fund of Dr Solomon's or any of its subsidiaries or any bank, stockbroker, financial or other professional adviser of Dr Solomon's or any person controlling, controlled by or under the same control as any such adviser (other than an exempt market maker) or any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Dr Solomon's owns or controls, or is interested in any Network Associates Common Stock or any securities convertible into, rights to subscribe for or options in respect of or derivatives referenced to any Network Associates Common Stock, neither has Dr Solomon's nor any of its directors dealt therein for value during the Disclosure Period nor has any other such person dealt therein for value between 9 June 1998 and close of business (New York City time) on 23 June 1998. This statement applies only to interests and dealings in securities of Network Associates required to be disclosed in accordance with the City Code.

     (iii) Save as disclosed herein, neither Network Associates nor the directors of Network Associates or any members of their immediate families and related trusts or any pension fund of Network Associates or any of its subsidiaries or any bank, stockbroker, financial or other adviser of Network Associates or any person controlling, controlled by or under the same control as any such adviser (other than an exempt market maker or an exempt fund manager) or any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Network Associates owns or controls, or is interested in any Dr Solomon's Shares or any securities convertible into, rights to subscribe for, or options in respect of, or derivatives referenced to, any Dr Solomon's Shares, neither has any such person dealt therein for value during the Disclosure Period. This statement applies only to interests and dealings in securities of Dr Solomon's required to be disclosed in accordance with the City Code.

     (iv) Save as disclosed herein, none of the subsidiaries of Dr Solomon's, nor any pension fund of Dr Solomon's or of any such subsidiary nor the directors of Dr Solomon's and members of their immediate families and related trusts, nor any bank, stockbroker, financial or other professional adviser of Dr Solomon's, nor any person controlling, controlled by or under the same control as any such adviser (other than an exempt market maker) nor any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Dr Solomon's owns or controls, or is interested in any Dr Solomon's Shares or any securities convertible into, rights to subscribe for, or options in respect of, or derivatives referenced to, any Dr Solomon's Shares, neither has Dr Solomon's nor any of its directors dealt therein for value in the Disclosure Period, nor has any other such person dealt therein for value between 9 June 1998 and close of business (New York City time) on 23 June 1998. This statement applies only to interests and dealings in securities of Dr Solomon's required to be disclosed in accordance with the City Code.

     (v) No arrangement exists between any person and Network Associates or any associate of Network Associates or any person acting in concert with Network Associates in relation to relevant securities, including, in addition to indemnity and option arrangements, any agreement or understanding, formal or informal, of whatever nature, which may be an inducement to deal or refrain from dealing.

     (vi) No arrangement exists between any person and Dr Solomon's or any associate of Dr Solomon's in relation to relevant securities including in addition to indemnity and option arrangements, any agreement or understanding, formal or informal, of whatever nature, which may be an inducement to deal or refrain from dealing.

     (vii) No person has undertaken to Network Associates to vote, or to instruct the Depositary to vote, in favour of any resolution to approve the Acquisition or the Scheme.

     In this paragraph (c):

an "associate" means any of:

     (i) the subsidiaries or associated companies of Network Associates or Dr Solomon's (as the case may be) and companies of which any such subsidiaries or associated companies are associated companies;

     (ii) the banks, financial and other professional advisers (including stockbrokers) to Network Associates or Dr Solomon's (as the case may be) or any company referred to in paragraph (i) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

     (iii) the directors, together with their close relatives and related trusts of Network Associates or Dr Solomon's (as the case may be) or of any company referred to in paragraph (i) above; and

     (iv) the pension funds of Network Associates or Dr Solomon's (as the case may be) or any company referred to in (i) above;

ownership or control of 20 per cent. or more of the equity share capital is regarded as the test of associated company status and "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holding gives de facto control;

references to a "bank" do not include a bank whose sole relationship with Dr Solomon's or Network Associates is the provision of normal commercial banking services or such activities in connection with the Acquisition or the Scheme as handling acceptances and other registration work; and

"relevant securities" means Network Associates Common Stock, Dr Solomon's Shares and securities convertible into, rights to subscribe for, options (including trade options) in respect of, and derivatives referenced to, any of the foregoing.

3. OPTION ARRANGEMENTS

     As at close of business (New York City time) on 23 June 1998, the number of options outstanding under the Dr Solomon's Share Option Schemes was as follows:

                                                             NUMBER OF OPTIONS
                       SHARE SCHEME                             OUTSTANDING
                       ------------                          -----------------
Dr Solomon's Group Share Option Scheme.....................      6,128,498
Dr Solomon's Company Share Option Scheme...................        605,277
Executive Share Option Scheme 1996.........................      1,302,411
Savings Related Option Scheme..............................            NIL

4. MARKET QUOTATIONS

     The following table sets out the last sale prices for a Dr Solomon's ADS as reported on NASDAQ and EASDAQ and for a share of Network Associates Common Stock as reported on NASDAQ on the first Business Day of each month from January 1998 to June 1998 inclusive, on

8 June 1998 (being the last Business Day prior to the announcement of the Acquisition) and on 23 June 1998:

                           DR SOLOMON'S ADS ON    DR SOLOMON'S ADS ON    NETWORK ASSOCIATES
                                 NASDAQ                 EASDAQ              COMMON STOCK
          DATE                     ($)                    ($)                   ($)
          ----             -------------------    -------------------    ------------------
2 January 1998...........       31.63                  31.02                  35.67
2 February 1998..........       35.63                  35.25                  38.17
2 March 1998.............       38.00                  39.63                  42.75
1 April 1998.............       34.00                  32.88                  43.80
1 May 1998...............       28.69                  32.50                  46.67
1 June 1998..............       29.00                  30.00                  38.81
8 June 1998..............       32.13                  31.50                  42.00
23 June 1998.............       33.25                  32.75                  45.31

     Per share amounts for Network Associates Common Stock have been restated to give retroactive effect to the Network Associates 3-for-2 Stock Split.

     Because the exchange ratio is fixed, changes in the market price of Network Associates Common Stock will affect the market value of the Network Associates Common Stock to be received by holders of Dr Solomon's Shares pursuant to the Scheme. Dr Solomon's Shareholders should obtain current market quotations for Network Associates Common Stock and Dr Solomon's ADSs prior to the Extraordinary General Meeting.

     Neither Network Associates nor Dr Solomon's has paid any cash dividends since October 1992 and November 1996 respectively. Network Associates currently intends that, for the foreseeable future following the Effective Date, Network Associates will retain earnings for development of its business and not distribute earnings to stockholders as dividends. The declaration and payment by Network Associates following the Effective Date of future dividends, if any, and the amount thereof will depend upon Network Associates' results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by the Network Associates Board.

5. COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of Network Associates Common Stock and Dr Solomon's Ordinary Shares and combined per share data on an unaudited pro forma basis after giving effect to the Acquisition on a pooling of interests basis of accounting, assuming that 0.27625 of a share of Network Associates Common Stock is issued in exchange for one Dr Solomon's Ordinary Share (or 0.82875 per Dr Solomon's ADS). This data should be read in conjunction with selected historical financial data, the unaudited pro forma combined financial information, and the separate historical financial statements of Network Associates and Dr Solomon's and notes thereto (which are included in Appendices 2, 3 and 6 of this document). The pro forma combined financial data is not necessarily indicative of the operating results that would have been achieved had the Acquisition been consummated as of the beginning of the periods presented and should not be construed as representative of future performance or results of operations. Per share information set forth in the historical financial statements of Network Associates for the years ended 31 December 1995, 1996 and 1997 have been restated in the following table to reflect the Network Associates 3-for-2 Stock Split.

                                            YEAR ENDED 31 DECEMBER       THREE MONTHS
                                          --------------------------        ENDED
                                          1995      1996      1997      31 MARCH 1998
                                          -----    ------    -------   ----------------
HISTORICAL -- NETWORK ASSOCIATES
Net income (loss) per share of Network
  Associates Common Stock...............  $0.44    $ 0.65    $ (0.28)       $0.39
Book value per share(1).................  $3.52    $ 3.29    $  3.43        $4.32

                                            YEAR ENDED 30 NOVEMBER       THREE MONTHS
                                          --------------------------        ENDED
                                          1995      1996      1997     28 FEBRUARY 1998
                                          -----    ------    -------   ----------------
HISTORICAL -- DR SOLOMON'S
Net income (loss) per Ordinary Share....  $0.10    $(6.34)   $  0.00        $0.23
Book value per Ordinary Share(1)........  $0.11    $ 2.11    $  2.10        $2.29

                                            YEAR ENDED 31 DECEMBER       THREE MONTHS
                                          --------------------------        ENDED
                                          1995      1996      1997      31 MARCH 1998
                                          -----    ------    -------   ----------------
PRO FORMA COMBINED NET INCOME (LOSS) PER
  SHARE(2)
Per share of Network Associates Common
  Stock.................................  $0.39    $ 0.07    $ (0.24)       $0.37
Equivalent Dr Solomon's Ordinary
  Share(3)..............................  $0.11    $ 0.02    $ (0.07)       $0.10

                                                      31 DECEMBER 1997    31 MARCH 1998
                                                      ----------------    -------------
PRO FORMA COMBINED BOOK VALUE PER SHARE(4)
Per share of Network Associates Common Stock........       $3.26              $4.07
Equivalent Dr Solomon's Ordinary Share(3)...........       $0.90              $1.12

---------------
(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock and preferred stock, on an as if converted basis outstanding at the end of each period.

(2) The pro forma combined net income per share for the years ended 31 December 1995, 1996 and 1997 include Dr Solomon's net income per share based on the aggregation of unaudited quarterly information for the years ended 30 November 1995, 1996 and 1997, respectively. The pro forma combined net income per share for the three months ended 31 March 1998 includes Dr Solomon's income per share for the quarter ended 28 February 1998.

(3) The Dr Solomon's equivalent pro forma combined per share amounts are calculated by multiplying the combined pro forma per share amounts by the exchange ratio of 0.27625 of a share of Network Associates Common Stock for each Dr Solomon's Ordinary Share.

(4) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period.

6. MISCELLANEOUS

     (a) Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Network Associates or any person acting in concert with it and any of the directors or recent directors, shareholders or recent shareholders of Dr Solomon's having any connection with or dependence on or which is conditional on the outcome of the Scheme.

     (b) Network Associates will be the ultimate holder of the Dr Solomon's Ordinary Shares acquired by it under the Scheme. There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Dr Solomon's Ordinary Shares to be acquired pursuant to the Scheme will be transferred to any other person, except that Network Associates intends that immediately following the Effective Date it will transfer all or a portion of the Dr Solomon's Ordinary Shares owned by it to a direct or indirect subsidiary.

     (c) It is not proposed in connection with the Scheme that any payment or other benefit shall be made or given to any director or recent director of Dr Solomon's or Network Associates as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

     (d) The total emoluments receivable by the directors of Network Associates will not be varied as a result of the Scheme becoming effective.

     (e) Except with the consent of the Panel, settlement of the consideration to which any holder of Dr Solomon's Ordinary Shares is entitled under the terms of the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Network Associates may otherwise be, or claim to be, entitled as against any holder of Dr Solomon's Ordinary Shares.

     (f) Goldman Sachs has given and has not withdrawn its written consent to the issue of this document with the references to its name and to the inclusion of its joint letter, in the form and context in which they appear.

     (g) Goldman Sachs, which is regulated by The Securities and Futures Authority Limited, is acting for Dr Solomon's in connection with the Scheme and the Acquisition and for no-one else and will not be responsible to anyone other than Dr Solomon's for providing the protections afforded to customers of Goldman Sachs or for providing advice in relation to the Scheme or the Acquisition.

     (h) In consideration for Goldman Sachs' services, Dr Solomon's has agreed to pay Goldman Sachs an advisory fee upon completion of the Acquisition.

     (i) Morgan Stanley has given and has not withdrawn its written consent to the issue of this document with the references to its name and to the inclusion of its joint letter, in the form and context in which they appear.

     (j) Morgan Stanley, which is regulated by The Securities and Futures Authorities Limited, is acting for Network Associates in connection with the Scheme and the Acquisition and for no-one else and will not be responsible to anyone other than Network Associates for providing the protections afforded to the customers of Morgan Stanley or for providing advice in relation to the Scheme or the Acquisition.

     (k) Coopers & Lybrand L.L.P. and Deloitte & Touche have given and not withdrawn their written consents to the issue of this document with references to their respective names in the form and context in which they appear.

7. DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection from
9.30 a.m. to 5.30 p.m. (London time) on any weekday (Saturdays and public holidays excepted) at the offices of Macfarlanes at 10 Norwich Street, London EC4A 1BD until the Effective Date:

          (a) the Memorandum and Articles of Association of Dr Solomon's as currently in force and the proposed amended Articles of Association of Dr Solomon's and the Second Restated Certificate of Incorporation and Bylaws (as amended) of Network Associates;

          (b) the audited financial statements of Dr Solomon's for the period 7 February 1996 to 31 May 1996 and the financial year ended 31 May 1997, the interim results of Dr Solomon's for the nine months ended 28 February 1998, the audited results of S&S International (the former holding company of Dr Solomon's businesses) for the period 1 June 1995 to 6 February 1996

     (the date of the management buyout) and the audited accounts for S&S International for the two financial years ended 31 May 1995;

          (c) the audited consolidated accounts of Network Associates for the three financial years ended 31 December 1997 and the unaudited published financial statements of Network Associates for the quarter ended 31 March 1998.

          (d) the lists of dealings referred to in paragraph 2(vi) of Appendix 11 of this document;

          (e) the material contracts referred to in paragraph 3 of Appendix 8 and paragraph 4 of Appendix 9 of this document;

          (f) the rules of the Dr Solomon's Share Option Schemes and the trust deed of the Dr Solomon's Trust;

          (g) the letters of consent referred to in paragraph 6 of Appendix 11 of this document;

          (h) the service contracts of the directors of Dr Solomon's referred to in paragraph 4 of Appendix 8 of this document;

          (i) a full list of the dealings shown in aggregated form in paragraph 2 of Appendix 11 of this document; and

          (j) this document.

IN THE HIGH COURT OF JUSTICE                                  No. 003290 of 1998
CHANCERY DIVISION
COMPANIES COURT

                    IN THE MATTER OF DR SOLOMON'S GROUP PLC
                                      AND

                    IN THE MATTER OF THE COMPANIES ACT 1985

                             SCHEME OF ARRANGEMENT
                 (UNDER SECTION 425 OF THE COMPANIES ACT 1985)

                                    BETWEEN

                             DR SOLOMON'S GROUP PLC
                                      AND

                        THE HOLDERS OF THE SCHEME SHARES
                            (AS HEREINAFTER DEFINED)

PRELIMINARY

     (a) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

     "BUSINESS DAY" means a day (excluding Saturdays and Sundays) on which banks generally are open in London for the transaction of normal banking business;

     "COURT" means the High Court of Justice of England and Wales;

     "EFFECTIVE DATE" means the day on which the Scheme becomes effective in accordance with Clause 4 of this Scheme;

     "HOLDER" includes any person entitled by transmission;

     "HEARING DATE" means the date of the hearing by the Court of the petition to sanction the Scheme;

     "NETWORK ASSOCIATES" means Networks Associates, Inc.;

     "NETWORK ASSOCIATES COMMON STOCK" means shares of common stock, par value U.S.$0.01 each, in the capital of Network Associates to be issued fully paid and non-assessable by Network Associates pursuant to Clause 2(a) of this Scheme;

     "RECORD DATE" means 10.00 p.m. (London time) on the business day immediately preceding the Hearing Date;

     "SCHEME SHARES" means the ordinary shares of 1p each in the capital of Dr Solomon's in issue at the date hereof, together with all (if any) additional ordinary shares issued after the date hereof and up until the Record Date on terms that the original or any subsequent holder thereof shall be bound by the Scheme, but excluding any such ordinary shares held by Network Associates or any person identified by written notice to Dr Solomon's from Network Associates as its subsidiary or nominee;

     "DR SOLOMON'S" means Dr Solomon's Group PLC;

     "THIS SCHEME" means this Scheme in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

     (b) The authorised share capital of Dr Solomon's is L582,318 divided into 58,231,800 ordinary shares of 1p each of which, as at 23 June 1998, 55,310,000 ordinary shares have been issued and are fully paid and the remainder are unissued. Of such issued ordinary shares, 38,111,465 were on 23 June 1998 in American Depositary Receipt ("ADR") form, each ADR representing an American Depositary Share which represents three ordinary shares.

     (c) Network Associates was incorporated in the State of Delaware in the United States of America on 14 August 1992. The present authorised share capital of Network Associates is 300,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, of which as at 31 May 1998 130,333,155 shares of Network Associates Common Stock and one share of Series A Preferred Stock are fully paid and non-assessable and in issue. The remaining shares are unissued.

     (d) Network Associates has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme to consent thereto and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1. CANCELLATION OF SCHEME SHARES

     (a) The share capital of Dr Solomon's shall be reduced by the cancellation of the Scheme Shares.

     (b) Forthwith and contingently upon the said reduction of capital taking effect:

          (i) the share capital of Dr Solomon's shall be increased to its former amount by the creation of such number of ordinary shares of 1p each as shall be equal to the number of Scheme Shares cancelled as aforesaid; and

          (ii) Dr Solomon's shall apply the reserve arising as a result of such reduction of capital in paying up in full at par the ordinary shares of 1p each created pursuant to sub-clause (b)(i) of this Clause 1 which shall be allotted and issued credited as fully paid to Network Associates and/or its nominee(s).

2. CONSIDERATION FOR THE CANCELLATION OF SCHEME SHARES

     (a) In consideration of the cancellation of the Scheme Shares, Network Associates shall issue fully paid and non-assessable to each person who at the Record Date is the registered holder of Scheme Shares, 0.27625 shares of Network Associates Common Stock in respect of each Scheme Share then held by such persons save that no fraction of a share of Network Associates Common Stock shall be issued pursuant to this Scheme, but in lieu thereof each holder of Scheme Shares on the Record Date who would otherwise be entitled to such a fraction of a share (after aggregating all fractions of shares of Network Associates Common Stock to be received by such a person) shall instead be paid by Network Associates an amount in cash payable in United States dollars (rounded to the nearest whole U.S. cent) equal to such fraction multiplied by the last sale price as reported on The NASDAQ National Market ("NASDAQ") of a share of Network Associates Common Stock as reported on NASDAQ on the Business Day following the Effective Date.

     (b) Network Associates shall issue such shares of Network Associates Common Stock as are required to be issued by it to give effect to this Scheme and shall deliver documents of title for the shares of Network Associates Common Stock so issued and cheques (in the case of joint holders of Scheme Shares, made payable to the first named joint holder) in respect of any fractional entitlements to the persons respectively entitled thereto.

     (c) All deliveries of notices, documents of title and cheques required to be made pursuant to this Scheme shall be effected by posting the same in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the Register of Members of Dr Solomon's at the Record Date (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the said Register of Members in respect of the joint holding) or to such other addresses (if any) as such persons may respectively direct in writing.

     (d) Neither Network Associates nor Dr Solomon's shall be responsible for any loss or delay in the transmission of the documents of title or cheques posted in accordance with sub-clause (c) of this Clause 2 and the encashment of any such cheque shall be a complete discharge to Network Associates for the money represented thereby.

     (e) As from the Effective Date, each existing certificate representing a holding of Scheme Shares shall cease to be of value and every holder of such Scheme Shares shall be bound on the request of Dr Solomon's to deliver up to Dr Solomon's the certificate(s) for such Scheme Shares for cancellation.

     (f) The provisions of this Clause 2 shall be subject to any prohibition or condition imposed by law.

3. DIVIDEND MANDATES

     Each mandate or other instruction in force on the Effective Date relating to the payment of dividends on any Scheme Shares shall, unless and until revoked, be deemed as from the Effective Date to be an effective mandate or instruction to Network Associates in relation to the shares of Network Associates Common Stock to be issued pursuant to this Scheme.

4. OPERATION OF THIS SCHEME

     (a) This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under Section 425 of the Companies Act 1985 and confirming under Section 137 of the said Act the reduction of capital provided for by this Scheme shall have been duly delivered to the Registrar of Companies for registration and registered by him.

     (b) Unless this Scheme shall become effective on or before 31 August 1998, or such later date, if any, as the parties may agree and the Court may allow, not being later than 31 December 1998 this Scheme shall never become effective.

     (c) Dr Solomon's and Network Associates may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

5. COSTS

     Dr Solomon's is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation and implementation of this Scheme.

Dated: 26 June 1998

IN THE HIGH COURT OF JUSTICE                                  No. 003290 of 1998
CHANCERY DIVISION
COMPANIES COURT

Mr Registrar Buckley

                    IN THE MATTER OF DR SOLOMON'S GROUP PLC
                                      AND

                    IN THE MATTER OF THE COMPANIES ACT 1985

     NOTICE IS HEREBY GIVEN that by an Order dated the 25th day of June 1998 made in the above matters the Court has directed a Meeting to be convened of the holders of the Scheme Shares (as defined in the Scheme of Arrangement hereinafter mentioned) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between Dr. Solomon's Group PLC (the "Company") and the holders of the Scheme Shares (as so defined) and that such meeting be held at the offices of Shandwick Consultants Limited, Aldermary House, 10-15 Queen Street, London EC4N 1TX at 11.00 a.m. (London time) on 21 July 1998 at which place and time all holders of Scheme Shares are requested to attend.

     A copy of the said Scheme of Arrangement and a copy of the Statement required to be furnished pursuant to Section 426 of the above-mentioned Act are incorporated in the document of which this Notice forms part.

     THE HOLDERS OF SCHEME SHARES MAY VOTE IN PERSON AT THE SAID MEETING OR THEY MAY APPOINT ANOTHER PERSON, WHETHER A MEMBER OF THE COMPANY OR NOT, AS THEIR PROXY TO ATTEND AND VOTE IN THEIR STEAD. A GREEN FORM OF PROXY FOR USE AT SUCH MEETING IS ENCLOSED WITH THIS NOTICE.

     Completion and return of a GREEN form of proxy will not prevent a holder of Scheme Shares from attending and voting at the Meeting.

     In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

     IT IS REQUESTED THAT FORMS APPOINTING PROXIES BE LODGED AT 10 NORWICH STREET, LONDON EC4A 1BD (REFERENCE: BRA/545707) NOT LESS THAN 48 HOURS BEFORE THE TIME APPOINTED FOR THE SAID MEETING, BUT IF FORMS ARE NOT SO LODGED THEY MAY BE HANDED TO THE CHAIRMAN AT THE SAID MEETING.

     By the said Order the Court has appointed Terence Osborne or failing him Geoffrey Melvyn Leary or failing him David Roger Stephens to act as Chairman of the said Meeting and has directed the Chairman to report the results thereof to the Court.

     The said Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated: 26 June 1998

                                                       MACFARLANES
                                                       10 Norwich Street
                                                       London EC4A 1BD

                                                       Solicitors for the
Company

                             DR SOLOMON'S GROUP PLC

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN THAT AN EXTRAORDINARY GENERAL MEETING of Dr Solomon's Group PLC will be held at the offices of Shandwick Consultants Limited, Aldermary House, 10-15 Queen Street, London EC4N 1TX at 11.15 a.m. (London time) on 21 July 1998 (or as soon thereafter as the Meeting of the holders of the Company's ordinary shares convened by direction of the High Court of Justice for the same date and place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following Resolution which will be proposed as a Special Resolution:

                               SPECIAL RESOLUTION
THAT:

     (a) the Transaction Agreement dated 9 June 1998 between the Company and Networks Associates, Inc. relating to the proposed acquisition of the entire issued share capital of the Company by Networks Associates, Inc. (with such modifications or amendments as the directors of the Company shall determine) be and is hereby approved;

     (b) the Scheme of Arrangement dated 26 June 1998 (the "Scheme") proposed to be made between the Company and the holders of the Scheme Shares (as defined in the Scheme), a print of which has been produced to this Meeting and signed for the purpose of identification by the Chairman of the Meeting, be and is hereby approved;

     (c) for the purpose of giving effect to the Scheme in its original form or with or subject to any modification, addition or condition approved or imposed by the Court:

          (i) the capital of the Company be reduced by the cancellation of the Scheme Shares (as so defined) and forthwith and contingently upon such reduction of capital taking effect, the capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 1p each as shall be equal to the number of Scheme Shares cancelled as aforesaid;

          (ii) the reserve arising upon the said reduction of capital be applied in paying up in full at par the ordinary shares of 1p each created pursuant to sub-paragraph (c)(i) of this resolution, which shall be allotted and issued, credited as fully paid up, to Networks Associates, Inc. and/or its nominee(s);

     (d) conditionally upon the Scheme becoming effective, the directors be and are hereby authorised for the purposes of Section 80 of the Companies Act 1985 to effect the allotment of the shares created pursuant to this Resolution provided that (i) the maximum nominal amount of shares which may be allotted hereunder is L582,318; (ii) this authority shall expire on 31 December 1998; and
(iii) this authority shall be without prejudice to any other authority under the said Section 80 previously granted and in force on the date on which this Resolution is passed; and

     (e) conditionally upon the Scheme becoming effective, the Articles of Association of the Company shall be amended by:

          (i) the adoption and inclusion of the following new Article as Article 9B of the Company:

"SCHEME OF ARRANGEMENT

     "9B

          (a) In this Article, references to the "Scheme" are to the scheme of arrangement dated 26 June 1998 under section 425 of the Companies Act 1985, between the Company and the holders of the Scheme Shares (as defined in the Scheme), as it may be modified or amended in accordance with its terms and expressions defined in the Scheme shall have the same meaning in this Article.

          (b) If any ordinary shares in the Company are allotted and issued after 26 June 1998 and prior to the Record Date, such ordinary shares shall be subject to the terms of the Scheme and the holder or holders thereof shall be bound by the Scheme accordingly.

          (c) If any ordinary shares in the Company are allotted and issued or transferred to any person (a "new member"), other than Networks Associates, Inc. ("Network Associates") or any person identified by written notice to the Company from Network Associates or its subsidiary or nominee, at any time after the Record Date such ordinary shares will be transferred immediately to Network Associates (or as Network Associates may direct by notice in writing to the Company) free from all liens, charges, or encumbrances of any nature whatsoever.

          (d) In consideration for the transfer to or as directed by Network Associates under Article 9B(c), Network Associates shall issue or transfer to the new member, or procure the issue or transfer to the new member of,
     0.27625 shares of Common Stock, par value US$0.01, of Network Associates ("Network Associates Stock"), fully paid up and non-assessable and free from all liens, charges or encumbrances of any nature whatsoever, for each Ordinary Share so transferred, save that no fraction of a Network Associates Stock will be issued or transferred pursuant to this Article, but in lieu thereof each new member who would otherwise be so entitled to such a fraction (after aggregating all fractions of Network Associates Stock to be received by such a person) shall instead be paid by Network Associates, or Network Associates shall procure the payment of, an amount in cash payable in United States dollars (rounded to the nearest whole U.S.
     cent) equal to the product of such fraction of a Network Associates Stock multiplied by the last sale price per share of Network Associates Stock as reported on NASDAQ on the Business Day immediately following the Effective Date. Network Associates Stock issued or transferred to the new member will be fully paid and non-assessable and will rank equally in all respects with all Network Associates Stock in issue at the time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of issue or transfer, or the Record Date, whichever is later) and be subject to the Bylaws of Network Associates.

          (e) The number of Network Associates Stock to be issued or transferred to the new member under Article 9B(c) may be adjusted by the directors in such manner as the auditors may determine on any reorganisation of the share capital of the Company or of Network Associates effected after the Record Date save that no fraction of Network Associates Stock will be issued or transferred pursuant thereto, but in lieu thereof each new member who would otherwise be so entitled to such a fraction (after aggregating all fractions of Network Associates Stock to be received by such a person) shall instead be paid by Network Associates, or Network Associates shall procure the payment of, an amount in cash payable in U.S. dollars (rounded to the nearest whole U.S. cent) as the auditors shall (in their absolute discretion) determine ensures as nearly as may be parity of treatment with that provided for by Article 9B(d) above.

          (f) To give effect to any such transfer required by sub-paragraph(c) of this Article 9B, the Company may appoint any person to execute and deliver a form of transfer on behalf of the new member in favour of Network Associates (or as directed by Network Associates) and to agree for and on behalf of the new member to become a stockholder in Network Associates.

          (g) If the Scheme shall not have become effective by the date referred to in Clause 4(b) of the Scheme, Article 9B shall be of no effect";

          (ii) the renumbering of the existing Article 9 of the Articles of Association of the Company as Article 9A; and

          (iii) the insertion of the words "or otherwise in such manner and to such person(s) as the Company in General Meeting shall resolve" immediately following the words ". . . partly in the other," where such words appear in the last line of the first sentence of Article 130 of the Articles of Association of the Company.

By order of the Board

David Stephens                                 Registered office:
Secretary                                      Alton House
                                               Gatehouse Way
                                               Aylesbury
                                               Buckinghamshire
                                               HP19 3XU

26 June 1998

NOTE:

     Any member entitled to attend and vote at the Meeting is entitled to appoint another person (whether a member or not) as a proxy to attend and vote on a poll. To be effective, the BLUE form of proxy must be deposited at 10 Norwich Street, London EC4A 1BD (reference: BRA/545707), not later than 11.15 a.m. (London time) on 19 July 1998. A BLUE form of proxy is enclosed for use at this Meeting.